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Filed Pursuant to Rule 424(b)(4)
File No. 333-128996
File No. 333-131390

        10,937,500 Shares

H&E EQUIPMENT SERVICES, INC.

Common Stock

        Prior to the offering, there has been no public market for our common stock. The initial public offering price of our common stock is $18.00 per share. Our common stock is approved for quotation on The Nasdaq National Market under the symbol "HEES."

        The underwriters have an option to purchase a maximum of 1,640,625 additional shares to cover over-allotments.

        Investing in our common stock involves risks. See "Risk Factors" on page 13.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to H&E Equipment Services, Inc.
Per Share	$18.00	$1.26	$16.74
Total	$196,875,000	$13,781,250	$183,093,750

        Delivery of the shares of common stock will be made on or about February 3, 2006.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse	UBS Investment Bank
Banc of America Securities LLC	Deutsche Bank Securities	JPMorgan

The date of this prospectus is January 30, 2006.

EQUIPMENT SERVICES

41 Locations to Better Serve You!

Coeur d'Alene
Missoula
Billings
Belgrade
Boise
Reno
Ogden
Salt Lake City
Denver
Colorado Springs
Las Vegas
St. George
Bakersfield
Santa Fe Springs
La Mirada (2)
San Diego
Phoenix
Tucson
Albuquerque
Tulsa
Oklahoma City
Springdale
Little Rock
Charlotte
Atlanta
Birmingham
Shreveport (2)
Jackson
Dallas/Fort Worth (2)
Alexandria
Houston (3)
San Antonio
Lake Charles
Baton Rouge
Gonzales
Kenner
Belle Chasse (2)
Tampa
Orlando
Fort Myers
★ Signify cities served by proposed acquisition of Eagle High Reach

Rentals • Sales • Parts • Service

Hi-lift / Aerial

Cranes

Earthmoving

Lift Trucks

        You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate as of the date of this document.

Dealer Prospectus Delivery Obligation

        Until and including February 24, 2006, all dealers that effect transitions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PROSPECTUS SUMMARY

        The following summary highlights information contained elsewhere in this prospectus and is qualified in its entirety by more detailed information and consolidated financial statements included elsewhere in this prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing in our common stock. You should read this prospectus carefully, including the section entitled "Risk Factors" and the consolidated financial statements and the related notes to those statements included elsewhere in this prospectus.

        Unless we state otherwise, "we," "us," "our," and similar terms, as well as references to "H&E," "H&E Equipment Services" and the "Company," refer to H&E Equipment Services, Inc., a newly formed Delaware corporation, and our consolidated subsidiaries after giving effect to the reincorporation mergers and other transactions to be completed prior to the consummation of this offering as described in "Related Party Transactions—Reorganization Transactions." References to "H&E LLC" refer to H&E Equipment Services L.L.C., a Louisiana limited liability company and the principal operating subsidiary of H&E Holdings L.L.C., a Delaware limited liability company ("H&E Holdings"), prior to the completion of the reorganization transactions. H&E LLC itself is the result of the merger of ICM Equipment Company LLC and its consolidated subsidiaries ("ICM") and Head & Engquist Equipment, LLC ("Head & Engquist," a wholly-owned subsidiary of Gulf Wide Industries, LLC ("Gulf Wide")), with and into Gulf Wide. We refer to the combination of ICM and Head & Engquist into Gulf Wide as the "Gulf Wide transaction," and the operating results in this prospectus for periods prior to the Gulf Wide transaction reflect the historical results of Head & Engquist. Unless we state otherwise, the information in this prospectus gives effect to the reorganization transactions described in "Related Party Transactions—Reorganization Transactions." Some of the statements in this summary are forward-looking statements. For more information, see "Forward-Looking Statements."

        All information in this prospectus assumes that the underwriters do not exercise their over-allotment option, unless otherwise indicated.

        "EBITDA" and "Adjusted EBITDA" are defined and discussed in footnote 5 under the heading "Summary Historical and Pro Forma Financial Data."

The Company

        We are one of the largest integrated equipment services companies in the United States focused on heavy construction and industrial equipment. We rent, sell and provide parts and service support for four core categories of specialized equipment: (1) hi-lift or aerial platform equipment; (2) cranes; (3) earthmoving equipment; and (4) industrial lift trucks. We engage in five principal business activities in these equipment categories:

  •
  equipment rental;

  •
  new equipment sales;

  •
  used equipment sales;

  •
  parts sales; and

  •
  repair and maintenance services.

By providing rental, sales, parts, repair and maintenance functions under one roof, we offer our customers a one-stop solution for their equipment needs. This full service approach provides us with (1) multiple points of customer contact; (2) cross-selling opportunities among our rental, used and new equipment sales, parts sales and services operations; (3) an effective method to manage our rental fleet through efficient maintenance and profitable distribution of used equipment; and (4) a mix of business activities that enables us to operate effectively throughout economic cycles. We believe that the operating experience and extensive infrastructure we have developed throughout our history as an integrated equipment services company provide us with a competitive advantage over rental-focused companies and equipment distributors. In addition, our focus on four core categories of heavy construction and industrial equipment enables us to offer specialized knowledge and support to our customers. For the year ended December 31, 2004, we generated total revenues of approximately $478.2 million. For the nine months ended September 30, 2005, our total revenues were approximately $414.7 million. The pie charts below illustrate a breakdown of our revenues and gross profit for the year ended December 31, 2004, respectively, by business segment (as reported):

        We have operated, through our predecessor companies, as an integrated equipment services company for approximately 44 years and have built an extensive infrastructure that includes 41 full service facilities located throughout the high growth Intermountain, Southwest, Gulf Coast and Southeast regions of the United States. Our management, from the corporate level down to the branch level, has extensive industry experience. We focus our rental and sales activities on, and organize our personnel principally by, our four equipment categories. We believe this allows us to provide specialized equipment knowledge, improve the effectiveness of our rental and equipment sales forces and strengthen our customer relationships. In addition, we operate our day-to-day business on a branch basis, which we believe allows us to more closely service our customers, fosters management accountability at local levels, and strengthens our local and regional relationships.

Products and Services

        Equipment Rentals.    We rent our heavy construction and industrial equipment on a daily, weekly and monthly basis to our customers. We have an extremely well-maintained rental fleet that, at September 30, 2005, consisted of approximately 14,160 pieces of equipment which have an average age of approximately 41 months. Our rental business creates cross-selling opportunities for us in sales and services.

        New Equipment Sales.    We sell new equipment in all four equipment categories, and we are a leading distributor for nationally-recognized suppliers including JLG Industries, Gehl, Genie Industries (Terex), Komatsu, Bobcat and Yale Material Handling. In addition, we are the world's largest distributor of Grove and Manitowoc crane equipment. Our new equipment sales operation is a source of new customers for our parts sales and service support activities, as well as for used equipment sales.

        Used Equipment Sales.    We sell used equipment primarily from our rental fleet, as well as inventoried equipment that we acquire through trade-ins from our equipment customers and selective purchases of high-quality used equipment. Selling used equipment is an effective way for us to manage the size and composition of our rental fleet and provides a profitable distribution channel for disposal of rental equipment. For the year ended December 31, 2004, approximately 77% of our used equipment sales revenues were derived from sales of rental fleet equipment. Used equipment sales, like new equipment sales, generate parts and services business for us.

        Parts Sales.    We sell new and used parts to customers and also provide parts to our own rental fleet. We maintain an extensive in-house new and used parts inventory in order to provide timely parts and service support. In addition, our parts operations enable us to maintain a high quality rental fleet and provide additional support to our end users.

        Service Support.    We provide maintenance and repair services for our customers' owned equipment and to our own rental fleet. In addition to repair and maintenance on an as-needed or scheduled basis, we provide ongoing preventative maintenance services and warranty repairs for our customers. Over time, we have built a full-scale services infrastructure that would be difficult for companies without the requisite resources and lead time to replicate.

        In addition to our principal business activities mentioned above, we provide ancillary equipment support activities including transportation, hauling, parts shipping and loss damage waivers.

Our Competitive Strengths

        Integrated Platform of Products and Services.    We believe that the operating experience and extensive infrastructure we have developed through years of operating as an integrated equipment services company provide us with a competitive advantage over rental-focused companies and equipment distributors. Key strengths of our integrated equipment services platform include:

  •
  Ability to strengthen customer relationships by providing a full-range of products and services;

  •
  Purchasing power gained through purchases for our new equipment sales and rental operations;

  •
  High quality rental fleet supported by our strong product support capabilities;

  •
  Established retail sales network resulting in profitable disposal of our used equipment; and

  •
  Mix of business activities that enable us to effectively operate through economic cycles.

        Complementary, High Margin Parts and Service Operations.    Our parts and service businesses allow us to maintain our rental fleet in excellent condition and to offer our customers top quality rental equipment. Our after-market parts and service businesses together provide us with a high-margin revenue source that has proven to be stable throughout a range of economic cycles.

        Specialized, High Quality Equipment Fleet.    Our focus on four core types of heavy construction and industrial equipment allows us to better provide the specialized knowledge and support that our customers demand when renting and purchasing equipment. These four types of equipment are attractive because they have a long useful life, high residual value and strong industry demand.

        Well-Developed Infrastructure.    We have built an extensive infrastructure that includes a network of 41 full-service facilities, and a workforce that includes approximately 544 highly-skilled service technicians, a new/used equipment sales force of 75 people and a rental sales force of 79 people. We believe that our well-developed infrastructure helps us to better serve large multi-regional customers than our historically rental focused competitors and provides an advantage when competing for lucrative fleet and project management business.

        Leading Distributor for Suppliers.    We are a leading distributor for nationally-recognized equipment suppliers, including JLG Industries, Gehl, Genie Industries (Terex), Komatsu, Bobcat and Yale Material Handling. In addition, we are the world's largest distributor of Grove and Manitowoc crane equipment. These relationships improve our ability to negotiate equipment acquisition pricing and allow us to purchase parts at wholesale costs.

        Customized Information Technology Systems.    Our customized information systems allow us to actively manage our business and our rental fleet. Our customer relationship management system, which is currently being implemented, will provide our sales force with real-time access to customer and sales information.

        Experienced Management Team.    Our senior management team is led by John M. Engquist, our President and Chief Executive Officer, who has approximately 31 years of industry experience. Our senior and regional managers have an average of approximately 21 years of industry experience. Our branch managers have extensive knowledge and industry experience as well.

Our Business Strategy

        Leverage our Integrated Business Model.    We intend to continue to actively leverage our integrated business model to offer a one-stop solution to customers' varied needs with respect to the four categories of heavy construction and industrial equipment on which we focus. We will continue to cross-sell our services to expand and deepen our customer relationships. We believe that our integrated equipment services model provides us with a strong platform for additional growth.

        Managing the Life Cycle of our Rental Equipment.    We actively manage the size, quality, age and composition of our rental fleet, employing a "cradle through grave" approach. During the life of our rental equipment, we (1) aggressively negotiate on purchase price; (2) use our customized information technology systems to closely monitor and analyze, among other things, time utilization (equipment usage based on customer demand), rental rate trends and targets and equipment demand; (3) continuously adjust our fleet mix and pricing; (4) maintain fleet quality through regional quality control managers and our on-site parts and services support; and (5) dispose of rental equipment through our retail sales force. This allows us to purchase our rental equipment at competitive prices, optimally utilize our fleet, cost-effectively maintain our equipment quality and maximize the value of our equipment at the end of its useful life.

        Grow our Parts and Service Operations.    Our strong parts and services operations are keystones of our integrated equipment services platform and together provide us with a relatively stable high-margin revenue source. Our parts and services operation helps us develop strong, ongoing customer relationships, attract new customers and maintain a high-quality rental fleet. We intend to grow this product support side of our business and further penetrate our customer base.

        Enter Carefully Selected New Markets.    We intend to continue to strategically expand our network to solidify our presence in the contiguous regions where we operate. Our proposed acquisition of Eagle High Reach Equipment, Inc., if consummated, will expand our presence into California. The regions in which we operate are attractive because they are among the highest growth areas in the United States. We have a proven track record of successfully entering new markets and we look to add locations that offer attractive growth opportunities, high demand for construction and heavy equipment, and contiguity to our existing markets.

        Make Selective Acquisitions.    The equipment industry is fragmented and consists of a large number of relatively small, independent businesses servicing discrete local markets. Some of these businesses may represent attractive acquisition candidates. We intend to evaluate and pursue acquisitions on an opportunistic basis, with an objective of increasing our revenues, improving our profitability, entering additional attractive markets and strengthening our competitive position.

History

        Through our predecessor companies, we have been in the equipment services business for approximately 44 years. H&E LLC was formed in June 2002 through the combination of Head & Engquist (a wholly-owned subsidiary of Gulf Wide) and ICM. Head & Engquist, founded in 1961, and ICM, founded in 1971, were two leading regional, integrated equipment service companies operating in contiguous geographic markets. In the Gulf Wide transaction, Head & Engquist and ICM were merged with and into Gulf Wide, which was renamed H&E Equipment Services L.L.C. Prior to the combination, Head & Engquist operated 25 facilities in the Gulf Coast region, and ICM operated 16 facilities in the Intermountain region of the United States.

The Reorganization Transactions

        We were formed as a Delaware corporation in September 2005 as a wholly-owned subsidiary of H&E Holdings. The business is currently conducted through H&E LLC, the operating subsidiary of H&E Holdings. H&E LLC is a Louisiana limited liability company and H&E Holdings is a Delaware limited liability company. In order to have an operating Delaware corporation as the issuer for our initial public offering, immediately prior to the closing of this offering, H&E LLC and H&E Holdings will merge with and into us (H&E Equipment Services, Inc.), with us surviving the reincorporation merger as the operating company. In these transactions, holders of preferred limited liability company interests and holders of common limited liability company interests in H&E Holdings will receive shares of our common stock. As a result of these transactions, immediately prior to the consummation of this offering, Bruckmann, Rosser, Sherrill & Co. II, L.P. and Bruckmann, Rosser, Sherrill & Co., L.P. (collectively, "BRS") and their affiliates will beneficially own approximately 58.8% of our common stock and our executives, directors and principal stockholders will beneficially own approximately 93.6% of our common stock. Immediately following the consummation of this offering, BRS and its affiliates will beneficially own approximately 41.2% of our common stock and our executives, directors and principal stockholders will beneficially own approximately 65.5% of our common stock. Investors in this offering will purchase shares of our common stock. We refer to these transactions, together with the other transactions described in "Related Party Transactions—Reorganization Transactions," collectively in this prospectus as the "Reorganization Transactions."

Proposed Acquisition

        On January 4, 2006, we entered into an agreement to acquire all of the capital stock of Eagle High Reach Equipment, Inc. and all of the equity interests of its subsidiary, Eagle High Reach Equipment, LLC (together, "Eagle"), for a formula-based purchase price to be determined (which, based on Eagle's unaudited November 30, 2005 financial results, is currently estimated to be approximately $57.2 million), subject to adjustment, plus assumed indebtedness of approximately $2.0 million. The actual purchase price may be higher or lower, depending upon Eagle's actual financial results through the end of the month immediately preceding the closing of the acquisition. Eagle High Reach Equipment, Inc. holds a 50% ownership interest in its subsidiary, Eagle High Reach Equipment, LLC, and SBN Eagle LLC holds the remaining 50%. Because in the proposed acquisition we would acquire the ownership interests held by each party, the purchase price would be divided equally between them. Eagle is a construction and industrial equipment rental company serving the southern California construction and industrial markets out of four locations. Eagle's principal business activity is renting aerial work platforms, which represents approximately 75% of that company's revenues. The Eagle acquisition provides us with entry into the high growth southern California market and a platform for further expansion on the West Coast. For its most recent fiscal year ended June 30, 2005, Eagle had revenues of $30.6 million. Gary W. Bagley, our Chairman, serves as the Chief Executive Officer and a manager of Eagle High Reach Equipment, LLC and also serves as the interim Chief Executive Officer and a director of Eagle High Reach Equipment, Inc. Kenneth R. Sharp, Jr., one of our executives, serves as a director of Eagle High Reach Equipment, Inc. In addition, Mr. Bagley and Mr. Sharp hold approximately 25.3% and 6.0%, respectively, of the ownership interests in Eagle High Reach Equipment, Inc. Our proposed acquisition of Eagle is subject to the receipt of financing and the satisfaction of customary closing conditions. In addition, the acquisition agreement is subject to termination by either party under certain circumstances if the closing has not occurred on or before February 28, 2006. We have made a $2.0 million cash deposit into escrow against payment of the purchase price. If the acquisition agreement terminates due to our failure to complete this offering or obtain alternative financing (except under certain circumstances), or if Eagle elects to terminate the acquisition agreement because we are in material breach of our obligations under the acquisition agreement, Eagle will be entitled to retain this $2.0 million deposit. We cannot assure you that we will consummate the Eagle acquisition on favorable terms or at all. We intend to use a portion of the proceeds of this offering to purchase Eagle. For additional information, see "Business—Proposed Acquisition."

Company Information

        H&E Equipment Services, Inc. is a Delaware corporation formed in connection with the Reorganization Transactions in September 2005. Our executive offices are located at 11100 Mead Road, Suite 200, Baton Rouge, Louisiana 70816. Our telephone number is (225) 298-5200.

The Offering

Shares of common stock offered by us	10,937,500 shares, or 12,578,125 if the underwriters exercise their over-allotment option in full
Common stock to be outstanding after this offering	36,429,516 shares, or 38,070,141 if the underwriters exercise their over-allotment option in full
Use of proceeds	We estimate that we will receive net proceeds from the sale of shares of our common stock in this offering of $171.3 million, or $198.8 million if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and commissions and estimated fees and expenses payable by us, including the fee to be paid to affiliates of BRS in connection with the termination of the management services agreement described under "Related Party Transactions—Management Agreement and Transaction Fees." We intend to use the net proceeds of this offering to:
• pay approximately $57.7 million to fund the proposed Eagle acquisition;
• purchase approximately $35.0 million of rental equipment currently under operating leases;
• pay approximately $8.3 million in deferred compensation owed to one of our current executives and a former executive; and
• repay, with the remaining net proceeds, approximately $70.3 million of borrowings outstanding under our senior secured credit facility.
The actual amounts of the net proceeds that we will use to fund the Eagle acquisition, purchase rental equipment currently under operating leases and pay deferred compensation will differ from the amounts set forth above based on the then current amounts required for each at the time this offering is completed. In addition, the amount of borrowings that we will actually repay under our senior secured credit facility will depend upon the amount of net proceeds remaining after application to the other uses. We may use a portion of the net proceeds allocated to repay borrowings under our senior secured credit facility for general corporate purposes. See "Use of Proceeds."
Proposed Nasdaq National Market symbol	HEES

Dividends	We have never paid any dividends on our common stock and do not anticipate paying any dividends on our common stock in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant. In addition, our ability to declare and pay dividends is restricted by covenants in our senior secured credit facility and the indentures governing our senior secured notes and senior subordinated notes.
Risk factors	Investment in our common stock involves substantial risks. You should read this prospectus carefully, including the section entitled "Risk Factors" and the consolidated financial statements and the related notes to those statements included elsewhere in this prospectus before investing in our common stock.

        The number of shares of our common stock to be outstanding after this offering is based on 25,492,016 shares outstanding as of September 30, 2005 after giving effect to the Reorganization Transactions, and excludes:

  •
  Approximately 2% of the total number of shares of our common stock outstanding immediately following the consummation of this offering (after giving effect to the grant of options) issuable upon exercise of options that we expect to grant under our proposed stock incentive plan. See "Management—Stock Incentive Plan."

  •
  The shares of our common stock expected to be available for future grant under our proposed stock incentive plan after the consummation of this offering. See "Management—Stock Incentive Plan."

        Unless we specifically state otherwise, all information in this prospectus:

  •
  assumes the underwriters do not exercise their over-allotment option to purchase up to            shares of our common stock; and

  •
  gives effect to the Reorganization Transactions described more fully in "Related Party Transactions—Reorganization Transactions."

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

        The following tables set forth, for the periods and dates indicated, our summary historical and pro forma financial data. The summary historical consolidated financial data as of and for our fiscal years ended December 31, 2002, 2003 and 2004 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary historical financial data as of and for the nine months ended September 30, 2004 and 2005 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The unaudited condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of our management, reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for those periods. The results for any interim period are not necessarily indicative of the results that may be expected for a full year. The historical results included here and elsewhere in this prospectus are not necessarily indicative of future performance or results of operations.

        The summarized unaudited pro forma as adjusted financial data as of and for the year ended December 31, 2004 and the nine months ended September 30, 2005 have been prepared to give pro forma as adjusted effect to (1) the proposed Eagle acquisition, (2) the Reorganization Transactions and (3) the sale of shares in this offering, and application of the net proceeds from this offering, in each case as if they had occurred on January 1, 2004 with respect to statement of operations data. This data is subject, and gives effect, to the assumptions and adjustments described in the notes accompanying the unaudited pro forma financial statements included elsewhere in this prospectus. The summary unaudited pro forma financial data is presented for informational purposes only and should not be considered indicative of actual results of operations that would have been achieved had the Eagle acquisition and this offering been consummated on the dates indicated, and do not purport to be indicative of balance sheet data or results of operations as of any future date or for any future period.

        The summary consolidated financial data presented below represent portions of our financial statements and are not complete. You should read this information in conjunction with "Use of Proceeds," "Capitalization," "Selected Historical Consolidated Financial Data," "Unaudited Pro Forma Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes included elsewhere in this prospectus.

	For the Year Ended December 31,				For the Nine Months Ended September 30,
	2002(1)	2003	2004	2004 Pro Forma As Adjusted	2004	2005	2005 Pro Forma As Adjusted
	(Dollars in thousands, except per share data)
Statement of Operations data(2):
Revenues:
Equipment rentals	$136,624	$153,851	$160,342	$186,499	$116,722	$136,576	$157,356
New equipment sales	72,143	81,692	116,907	117,264	80,570	99,867	96,433
Used equipment sales	52,487	70,926	84,999	85,899	61,984	76,332	76,959
Parts sales	47,218	53,658	58,014	58,162	44,335	51,202	51,519
Service revenue	27,755	33,349	33,696	33,696	25,446	29,459	29,459
Other	14,778	20,510	24,214	25,185	17,564	21,300	22,100

Total revenues	351,005	413,986	478,172	506,705	346,621	414,736	433,826

Cost of revenues:
Rental depreciation	46,627	55,244	49,590	66,366	36,713	39,394	51,924
Rental expense	37,706	49,696	50,666	41,219	38,795	35,024	28,814
New equipment sales	65,305	73,228	104,111	104,454	71,946	87,803	84,647
Used equipment sales	43,776	58,145	67,906	68,437	49,734	58,043	57,672
Parts sales	34,011	39,086	41,500	41,586	31,766	36,105	36,227
Service revenue	11,438	13,043	12,865	12,865	9,639	10,973	10,973
Other	19,774	26,433	28,246	31,188	20,924	21,700	23,979

Total cost of revenues	258,637	314,875	354,884	366,115	259,517	289,042	294,236

Gross profit:
Equipment rentals	52,291	48,911	60,086	78,914	41,214	62,158	76,618
New equipment sales	6,838	8,464	12,796	12,810	8,624	12,064	11,786
Used equipment sales	8,711	12,781	17,093	17,462	12,250	18,289	19,287
Parts sales	13,207	14,572	16,514	16,576	12,569	15,097	15,292
Service revenue	16,317	20,306	20,831	20,831	15,807	18,486	18,486
Other	(4,996)	(5,923)	(4,032)	(6,003)	(3,360)	(400)	(1,879)

Total gross profit	92,368	99,111	123,288	140,590	87,104	125,694	139,590
Selling, general and administrative expenses	78,352	93,054	97,525	113,736	72,878	81,342	88,900
Loss from litigation	—	17,434	—	—	—	—	—
Related party expense	—	1,275	—	—	—	—	—
Gain on sale of property and equipment	59	80	207	207	156	15	15

Income (loss) from operations	14,075	(12,572)	25,970	27,061	14,382	44,367	50,705

Other income (expense):
Interest expense(3)	(28,955)	(39,394)	(39,856)	(37,054)	(29,836)	(30,982)	(27,038)
Gain on debt restructuring	—	—	—	13,491	—	—	—
Loss on swap agreement termination	—	—	—	(2,809)	—	—	—
Other, net	372	221	149	(472)	95	255	255

Total other expense, net	(28,583)	(39,173)	(39,707)	(26,844)	(29,741)	(30,727)	(26,783)
Income (loss) before income taxes	(14,508)	(51,745)	(13,737)	217	(15,359)	13,640	23,922
Income tax provision (benefit)	(6,287)	(5,694)	—	106	—	171	21

Net income (loss)	$(8,221)	$(46,051)	$(13,737)	$111	$(15,359)	$13,469	$23,901

Net income (loss) per common unit(10)	(82)	(461)	(137)	NM	(154)	135	239
Pro forma net income (loss) per common share(4):
Basic	—	—	—	$0.00	—	—	$0.66
Diluted	—	—	—	$0.00	—	—	$0.66

Common shares used to compute pro forma net income (loss) per common share(4):
Basic	—	—	—	36,429,516	—	—	36,429,516
Diluted	—	—	—	36,429,516	—	—	36,429,516
Other financial data:
EBITDA(5)	$64,106	$46,808	$79,645	$108,528	$54,053	$87,850	$107,112
Adjusted EBITDA(5)	64,106	64,242	79,645	97,846	54,053	87,850	107,112
Depreciation and amortization(6)	49,659	59,159	53,526	71,257	39,576	43,228	56,152
Total capital expenditures (gross)(7)	71,974	41,923	86,790	88,732	60,724	142,968	184,344
Total capital expenditures (net)(8)	38,121	(12,056)	21,045	22,479	12,234	80,749	120,755
	As of September 30, 2005
	H&E Equipment Services	Pro Forma As Adjusted
	(Dollars in thousands)
Balance sheet data:
Cash	$4,440	$4,472
Rental equipment, net	296,237	368,439
Goodwill, net	8,572	22,346
Total assets	494,956	594,065
Total debt(9)	324,501	256,109
Members' deficit/stockholders' equity	(19,830)	151,514

(1)
H&E LLC is the result of the merger on June 17, 2002 of ICM and Head & Engquist with and into Gulf Wide. Accordingly, the historical statement of operations data for H&E LLC for the year ended December 31, 2002 reflects the results of operations of Head & Engquist from January 1, 2002 until the date of the merger, and includes ICM's results of operations from the date of the merger through December 31, 2002.

(2)
See note 18 of the 2004 annual consolidated financial statements of H&E LLC included elsewhere in this prospectus discussing business segment information.

(3)
Interest expense is comprised of cash-pay interest (interest recorded on debt and other obligations requiring periodic cash payments) and non-cash pay interest.

(4)
In calculating shares of our common stock outstanding, we give retroactive effect to the completion of the Reorganization Transactions. See "Related Party Transactions—Reorganization Transactions."

(5)
We define EBITDA as net income (loss) from continuing operations before interest expense, income taxes, and depreciation and amortization. We define Adjusted EBITDA as EBITDA as adjusted for the loss from litigation that was recorded in 2003 and, for purposes of Pro Forma Adjusted EBITDA, as further adjusted for Eagle's gain on debt restructuring and interest rate swap agreement termination expense. We use EBITDA and Adjusted EBITDA in our business operations to, among other things, evaluate the performance of our business, develop budgets and measure our performance against those budgets. We also believe that analysts and investors use EBITDA and Adjusted EBITDA as supplemental measures to evaluate a company's overall operating performance. However, EBITDA and Adjusted EBITDA have material limitations as analytical tools and you should not consider these in isolation, or as a substitute for analysis of our results as reported under GAAP. We find them as useful tools to assist us in evaluating performance because they eliminate items related to capital structure, taxes and non-cash charges. The items that we have eliminated in determining EBITDA and Adjusted EBITDA are interest expense, income taxes, depreciation of fixed assets (which includes rental equipment and property and equipment) and amortization of intangible assets and, in the case of Adjusted EBITDA, the loss from litigation. However, some of these eliminated items are significant to our business. For example, (i) interest expense is a necessary element of our costs and ability to generate revenue because we incur a significant amount of interest expense related to our outstanding indebtedness; (ii) payment of income taxes is a necessary element of our costs; and (iii) depreciation is a necessary element of our costs and ability to generate revenue because rental equipment is the single largest component of our total assets and we recognize a significant amount of depreciation expense over the estimated useful life of this equipment. Any measure that eliminates components of our capital structure and costs associated with carrying significant amounts of fixed assets on our balance sheet has material limitations as a performance measure. In light of the foregoing limitations, we do not rely solely on EBITDA and Adjusted EBITDA as performance measures and also consider our GAAP results. EBITDA and Adjusted EBITDA are not measurements of our financial performance under GAAP and should not be considered as alternatives to net income, operating income or any other measures derived in accordance with GAAP. Because EBITDA and Adjusted EBITDA are not calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies.

        Set forth below is a reconciliation of net income (loss) to EBITDA and Adjusted EBITDA for the periods presented.

	Fiscal Year Ended December 31,				Nine Months Ended September 30,
	2002	2003	2004	2004 Pro Forma As Adjusted	2004	2005	2005 Pro Forma As Adjusted
	(Dollars in thousands)
Net income (loss)	$(8,221)	$(46,051)	$(13,737)	$111	$(15,359)	$13,469	$23,901
Income tax provision (benefit)	(6,287)	(5,694)	—	106	—	171	21
Interest expense	28,955	39,394	39,856	37,054	29,836	30,982	27,038
Depreciation and amortization(6)	49,659	59,159	53,526	71,257	39,576	43,228	56,152

EBITDA	$64,106	$46,808	$79,645	$108,528	$54,053	$87,850	$107,112

Loss from litigation	—	17,434	—	—	—	—	—
Gain on debt restructuring	—	—	—	(13,491)	—	—	—
Interest rate swap agreement termination expense	—	—	—	2,809	—	—	—

Adjusted EBITDA	$64,106	$64,242	$79,645	$97,846	$54,053	$87,850	$107,112

(6)
This excludes amortization of loan discounts and amortization of deferred financing costs included in interest expense.

(7)
Total gross capital expenditures include rental equipment purchases, assets transferred from new and used inventory to rental fleet, rental fleet financed under capital leases and property and equipment purchases.

(8)
Total net capital expenditures include rental equipment purchases, assets transferred from new and used inventory to rental fleet and property and equipment purchases less proceeds from the sale of these assets.

(9)
Total debt represents the amounts outstanding under the senior secured credit facility, senior secured notes, senior subordinated notes, notes payable and capital leases.

(10)
Net income (loss) per common unit is based upon 100 common units owned by H&E Holdings. The net income (loss) per common unit in 2002 only accounts for the period following the Gulf Wide transaction on June 17, 2002. The period prior to the Gulf Wide transaction is not meaningful because of the substantial changes to our capital structure resulting from such transaction. Due to the Reorganization Transactions, net income (loss) per common unit does not relate to the common shares being offered by us in this prospectus.

        Certain monetary amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or when aggregated, may not be the arithmetic aggregation of the percentages that precede them.

RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should consider carefully the following risk factors and the other information in this prospectus, including our consolidated financial statements and related notes, before you decide to purchase our common stock. If any of the following risks actually occur, our business, financial condition and operating results could be adversely affected. As a result, the trading price of our common stock could decline and you could lose part or all of your investment.

Risks Related to Our Company

We have substantial indebtedness and may be unable to service our debt. Our substantial indebtedness could adversely affect our financial position, limit our available cash and our access to additional capital and prevent us from growing our business.

        We have a substantial amount of indebtedness. As of September 30, 2005, our total indebtedness (consisting of the aggregate amounts outstanding under our senior secured credit facility, senior secured notes, senior subordinated notes and notes payable) was approximately $324.5 million, $81.2 million of which was first-priority secured debt and effectively senior to our senior secured notes and senior subordinated notes. As of September 30, 2005, we did not have any outstanding capital lease obligations. In addition, subject to restrictions in our senior secured credit facility and the indenture governing the senior secured notes, we may incur additional first-priority secured borrowings under the senior secured credit facility. There is no limit to the amount of such additional debt. Additionally, as of September 30, 2005, the senior secured notes and senior subordinated notes were effectively subordinated to our obligations under $62.7 million of first-priority secured floor plan financing to the extent of the value of their collateral, $0.5 million in notes payable and $28.0 million in standby letters of credit. As a result of settlement of litigation described in "Business—Legal Proceedings," on November 28, 2005, we funded one of our letters of credit in the amount of approximately $20.1 million through our senior secured credit facility. Accordingly, our outstanding indebtedness increased, and our letters of credit decreased, by such amount. At November 30, 2005, our total outstanding indebtedness (as described above) was approximately $344.2 million.

        The level of our indebtedness could have important consequences, including:

  •
  a substantial portion of our cash flow from operations will be dedicated to debt service and may not be available for other purposes;

  •
  limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

  •
  limiting our ability to obtain financing in the future for working capital, capital expenditures and general corporate purposes, including acquisitions, and may impede our ability to secure favorable lease terms;

  •
  making us more vulnerable to economic downturns and may limit our ability to withstand competitive pressures; and

  •
  placing us at a competitive disadvantage compared to our competitors with less indebtedness.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control. An inability to service our indebtedness could lead to a default under our senior secured credit facility and our indentures, which may result in an acceleration of our indebtedness.

        To service our indebtedness, we will require a significant amount of cash. For the year ended December 31, 2005, we estimate that we will need approximately $34.3 million to service our indebtedness (not including amounts payable under our leases for rental equipment). Our ability to pay interest and principal on our indebtedness (including the obligations under the senior secured credit facility, the senior secured notes and the senior subordinated notes) and to satisfy our other debt obligations will depend upon our future operating performance and the availability of refinancing indebtedness, which will be affected by prevailing economic conditions and financial, business and other factors, some of which are beyond our control. Based on our current level of operations and anticipated cost savings and operating improvements, we believe our cash flow from operations, available cash and available borrowing under the senior secured credit facility, as amended, will be adequate to meet our future liquidity needs for at least the next twelve months.

        Our future cash flow may not be sufficient to meet our obligations and commitments. If we are unable to generate sufficient cash flow from operations in the future to service our indebtedness and to meet our other commitments, we will be required to adopt one or more alternatives, such as refinancing or restructuring our indebtedness, selling material assets or operations or seeking to raise additional debt or equity capital. These actions may not be effected on a timely basis or on satisfactory terms or at all, and these actions may not enable us to continue to satisfy our capital requirements. In addition, our existing or future debt agreements, including the indentures governing the senior secured notes and senior subordinated notes and the senior secured credit facility may contain restrictive covenants prohibiting us from adopting any of these alternatives. Our failure to comply with these covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our indebtedness. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

Our senior secured credit facility and the indentures governing our notes impose certain restrictions. A failure to comply with these restrictions could lead to an event of default, resulting in an acceleration of indebtedness, which may affect our ability to finance future operations or capital needs, or to engage in other business activities.

        The operating and financial restrictions and covenants in our debt agreements, including the senior secured credit facility, and the indentures governing our senior secured notes and our senior subordinated notes, may adversely affect our ability to finance future operations or capital needs or to engage in other business activities. Our senior secured credit facility requires us to maintain specified financial ratios and tests, including interest coverage and leverage ratios and maximum capital expenditures, which may require that we take action to reduce debt or to act in a manner contrary to our business objectives. In addition, the senior secured credit facility and the senior secured notes and senior subordinated notes restrict our ability to, among other things:

  •
  incur additional indebtedness;

  •
  dispose of assets;

  •
  incur guarantee obligations;

  •
  repay indebtedness or amend debt instruments;

  •
  pay dividends;

  •
  create liens on assets;

  •
  make investments;

  •
  make acquisitions;

  •
  engage in mergers or consolidations; or

  •
  engage in certain transactions with subsidiaries and affiliates and otherwise restrict corporate activities.

A failure to comply with the restrictions contained in the senior secured credit facility could lead to an event of default, which could result in an acceleration of our indebtedness. Such an acceleration would constitute an event of default under the indenture governing the senior secured notes. A failure to comply with the restrictions in the senior secured notes indenture or the senior subordinated notes indenture could result in an event of default under those indentures. Our future operating results may not be sufficient to enable compliance with the covenants in the senior secured credit facility, the indentures or other indebtedness or to remedy any such default. In addition, in the event of an acceleration, we may not have or be able to obtain sufficient funds to refinance our indebtedness or make any accelerated payments, including those under the senior secured notes and the senior subordinated notes, and the lenders or noteholders could seek to enforce security interests in the collateral securing such indebtedness. In addition, we may not be able to obtain new financing. Even if we were able to obtain new financing, we cannot guarantee that the new financing will be on commercially reasonable terms or terms that are acceptable to us. If we default on our indebtedness, our business financial condition and results of operation could be materially and adversely affected.

Concentration of ownership among our existing executives, directors and principal stockholders may prevent new investors from influencing significant corporate decisions.

        After giving effect to the completion of the Reorganization Transactions and this offering, BRS and its affiliates will beneficially own securities representing approximately 41.2% of the voting power of our outstanding common stock and our executives, directors and principal stockholders will beneficially own, in the aggregate, securities representing approximately 65.5% of the voting power of our outstanding common stock. Accordingly, these stockholders can exercise significant influence over our business policies and affairs, including the composition of our board of directors and any action requiring the approval of our stockholders, including the adoption of amendments to our certificate of incorporation and the approval of significant corporate transactions, including mergers or sales of substantially all of our assets. This concentration of ownership will limit your ability to influence corporate actions. The concentration of ownership may also delay, defer or even prevent a change in control of our Company and may make some transactions more difficult or impossible without the support of these stockholders. We cannot assure you that the interests of these stockholders will not conflict with your interests. In addition, our interests may conflict with these stockholders in a number of areas relating to our past and ongoing relationships, including:

  •
  the timing and manner of any sales or distributions by these stockholders of all or any portion of its ownership interest in us;

  •
  business opportunities that may be presented to BRS and its affiliates and to our directors associated with BRS; and

  •
  competition between BRS and its affiliates and us within the same lines of business.

        For additional information regarding the share ownership of, and our relationships with, the stockholders, you should read the information under the headings "Principal Stockholders" and "Related Party Transactions."

Risks Related to Our Business

Our business could be hurt by a decline in construction and industrial activities, which could decrease the demand for equipment or depress rental rates and sales prices, resulting in a decline in our revenues and profitability.

        Our equipment is principally used in connection with construction and industrial activities. Consequently, a downturn in construction or industrial activity may lead to a decrease in the demand for our equipment or depress rental rates and the sales prices for the equipment we sell. We have identified below certain of the factors which may cause such a downturn, either temporarily or long-term:

  •
  a reduction in spending levels by customers;

  •
  a slow-down of the economy over the long-term;

  •
  adverse weather conditions which may affect a particular region;

  •
  an increase in interest rates; or

  •
  terrorism or hostilities involving the United States.

Our revenue and operating results may fluctuate, which could result in a decline in our profitability and make it more difficult for us to grow our business.

        Our revenue and operating results have historically varied from quarter to quarter. Periods of decline could result in an overall decline in profitability and make it more difficult for us to make payments on our indebtedness and grow our business. We expect our quarterly results to continue to fluctuate in the future due to a number of factors, including:

  •
  seasonal sales and rental patterns of our construction customers, with sales and rental activity tending to be lower in the winter;

  •
  severe weather and seismic conditions temporarily affecting the regions where we operate;

  •
  cyclical nature of our customers' business, particularly our construction customers;

  •
  changes in corporate spending for plants and facilities or changes in government spending for infrastructure products;

  •
  general economic conditions in the markets where we operate;

  •
  the effectiveness of integrating acquired businesses and new locations;

  •
  price changes in response to competitive factors; and

  •
  timing of acquisitions and new location openings and related costs.

        In addition, we incur various costs when integrating newly acquired businesses or opening locations, and the profitability of a new location is generally expected to be lower in the initial months of operation.

We purchase a significant amount of our equipment from a limited number of manufacturers. Termination of one or more of our relationships with any of those manufacturers could have a material adverse effect on our business, as we may be unable to obtain adequate or timely rental and sales equipment.

        Currently, we purchase most of our rental and sales equipment from leading, nationally-known original equipment manufacturers ("OEMs"). For the year ended December 31, 2004, we purchased more than 83% of our rental and sales equipment from seven manufacturers. Although we believe that we have alternative sources of supply for the rental and sales equipment we purchase in each of our principal product categories, termination of one or more of our relationships with any of these major suppliers could have a material adverse effect on our business, financial condition or results of operation if we were unable to obtain adequate or timely rental and sales equipment.

Our new equipment suppliers may appoint additional distributors, sell directly or unilaterally terminate our distribution agreements, which could have a material adverse effect on our business due to a reduction of, or inability to increase, our revenues.

        We are a distributor of new equipment and parts supplied by leading, nationally-known OEMs. Under our distribution agreements with these OEMs, manufacturers retain the right to appoint additional dealers and sell directly to national accounts and governmental agencies. In most instances, they may unilaterally terminate their distribution agreements with us at any time without cause. We have both written and oral distribution agreements with our new equipment suppliers. Under our oral agreements with the OEMs, we operate under our developed course of dealing with the supplier and are subject to the applicable state law regarding such relationship. Any such actions could have a material adverse effect on our business, financial condition and results of operations due to a reduction of, or an inability to increase, revenues. See "Business—Products and Services—New Equipment Sales."

Our rental fleet is subject to residual value risk upon disposition.

        The market value of any given piece of rental equipment could be less than its depreciated value at the time it is sold. The market value of used rental equipment depends on several factors, including:

  •
  the market price for new equipment of a like kind;

  •
  wear and tear on the equipment relative to its age;

  •
  the time of year that it is sold (prices are generally higher during the construction season);

  •
  worldwide and domestic demands for used equipment; and

  •
  general economic conditions.

        Although for the year ended December 31, 2004 we sold used equipment from our rental fleet at an average selling price of 130.3% of book value, we cannot assure you that used equipment selling prices will not decline. Any significant decline in the selling prices for used equipment could have a material adverse effect on our business, financial condition or results of operations.

We incur maintenance and repair costs associated with our rental fleet equipment that could have a material adverse effect on our business in the event these costs are greater than anticipated.

        Determining the optimal age for our rental fleet equipment is subjective and requires considerable estimates by management. We have made estimates regarding the relationship between the age of our rental fleet equipment, and the maintenance and repair costs, and the market value of used equipment. Our future operating results could be adversely affected because our maintenance and repairs costs may be higher than estimated and market values of used equipment may fluctuate.

We may be unsuccessful in integrating our prior acquisitions and our future acquisitions, which may decrease our profitability and make it more difficult for us to grow our business.

        We may not have sufficient management, financial and other resources to integrate and consolidate any future acquisitions, including the proposed Eagle acquisition, and we may be unable to operate profitably as a consolidated company. Some of the pro forma financial data contained in this prospectus relates to the proposed Eagle acquisition and may not be indicative of future financial or operating results. Any significant diversion of management's attention or any major difficulties encountered in the integration of the businesses could have a material adverse effect on our business, financial condition or results of operation, which could decrease our profitability and make it more difficult for us to grow our business.

We may not be able to facilitate our growth strategy by identifying or completing transactions with attractive acquisition candidates, which could impede our revenues and profitability.

        An important element of our growth strategy is to continue to seek additional businesses to acquire in order to add new customers within our existing markets. We cannot assure you that we will be able to identify attractive acquisition candidates or complete the acquisition of any identified candidates at favorable prices and upon advantageous terms and conditions. Furthermore, competition for attractive acquisition candidates may limit the number of acquisition candidates or increase the overall costs of making acquisitions. The difficulties we may face in identifying or completing acquisitions could impede our revenues and profitability.

We may experience integration and consolidation risks associated with our growth strategy. Future acquisitions may also result in significant transaction expenses and risks associated with entering new markets and we may be unable to profitably operate our consolidated company.

        We periodically engage in evaluations of potential acquisitions and start-up facilities. The success of our growth strategy depends, in part, on selecting strategic acquisition candidates at attractive prices and identifying strategic start-up locations. We expect to face competition for acquisition candidates, which may limit the number of acquisition opportunities and lead to higher acquisition costs. We may not have the financial resources necessary to consummate any acquisitions or to successfully open any new facilities in the future or the ability to obtain the necessary funds on satisfactory terms. Any future acquisitions or the opening of new facilities may result in significant transaction expenses and risks associated with entering new markets in addition to the integration and consolidation risks described above. We may not have sufficient management, financial and other resources to integrate any such future acquisitions or to successfully operate new locations and we may be unable to profitably operate our consolidated company.

We may not consummate the Eagle acquisition.

        We have entered into an agreement to acquire Eagle. The closing of this acquisition is subject to the receipt of financing and the satisfaction of customary closing conditions. In addition, the acquisition agreement is subject to termination by either party under certain circumstances if the closing has not occurred on or before February 28, 2006. We cannot assure you that we will consummate the Eagle acquisition on favorable terms, or at all. If the acquisition agreement terminates due to our failure to complete this offering or obtain alternative financing (except under certain circumstances), or if Eagle elects to terminate the acquisition agreement because we are in material breach of our obligations under the acquisition agreement, we will lose a $2.0 million deposit that we made upon execution of the acquisition agreement. Also, if we do not complete the Eagle acquisition, our expected results of operations in the future may be adversely affected, and we will have a large portion of the proceeds of this offering available to us for general corporate purposes.

If we consummate the Eagle acquisition, we may not be able to successfully integrate the acquired business or achieve expected results.

        The Eagle acquisition, if completed, will expand our presence into California where we currently do not operate. We may experience difficulties in successfully operating in this new market and in integrating Eagle's business with our own, which could increase our costs or adversely impact our ability to operate our business. In addition, our due diligence with respect to Eagle has not yet been completed so we cannot assure you that the information underlying our expected results of operations or the pro forma information presented elsewhere in this prospectus (including the related assumptions and adjustments) is sufficient or accurate. You should not consider the pro forma financial data to be indicative of actual results had the Eagle acquisition been consummated on the dates indicated, or indicative of our future operating results or financial position.

We are dependent on key personnel. A loss of key personnel could have a material adverse effect on our business, which could result in a decline in our revenues and profitability.

        We are dependent on the experience and continued services of our senior management team, including Mr. Engquist, with whom we have an employment agreement which terminates in 2006. Mr. Engquist has approximately 31 years of industry experience and has served as an officer of Head and Engquist since 1990, a director of Gulf Wide since 1995 and an officer and director of H&E LLC since its formation in June 2002. If we lose the services of any member of our senior management team, particularly Mr. Engquist, and are unable to find a suitable replacement, we may not have the depth of senior management resources required to efficiently manage our business and execute our strategy.

Our business could be hurt if we are unable to obtain additional capital as required, resulting in a decrease in our revenues and profitability.

        The cash that we generate from our business, together with cash that we may borrow under our senior secured credit facility, may not be sufficient to fund our capital requirements. As a result, we may require additional financing to obtain capital for, among other purposes, purchasing equipment, completing acquisitions, establishing new locations and refinancing existing indebtedness. Any additional indebtedness that we incur will make us more vulnerable to economic downturns and limit our ability to withstand competitive pressures. Moreover, we may not be able to obtain additional capital on acceptable terms, if at all. If we are unable to obtain sufficient additional financing in the future, our business could be adversely affected by reducing our ability to increase revenues and profitability.

We are subject to competition, which may have a material adverse effect on our business by reducing our ability to increase or maintain revenues or profitability.

        The equipment rental and retail distribution industries are highly competitive and the equipment rental industry is highly fragmented. Many of the markets in which we operate are served by numerous competitors, ranging from national and multi-regional equipment rental companies to small, independent businesses with a limited number of locations. We generally compete on the basis of, among other things: (1) quality and breadth of service; (2) expertise; (3) reliability; and (4) price. Some of our competitors have significantly greater financial, marketing and other resources than we do, and may be able to reduce rental rates or sale prices. If competitive pressures were to cause us to reduce our rates, our operating margins may be adversely impacted. If we were to maintain rates in the face of reductions by our competitors, our market share could decline. We may encounter increased competition from existing competitors or new market entrants in the future, which could have a material adverse effect on our business, financial condition and results of operations.

Disruptions in our information technology systems, including our customer relationship management system, could adversely affect our operating results by limiting our capacity to effectively monitor and control our operations.

        Our information technology systems facilitate our ability to monitor and control our operations and adjust to changing market conditions. Any disruption in any of these systems, including our customer relationship management system, or the failure of any of these systems to operate as expected could, depending on the magnitude of the problem, adversely affect our operating results by limiting our capacity to effectively monitor and control our operations and adjust to changing market conditions.

The nature of our business exposes us to various liability claims, which may exceed the level of our insurance and thereby not fully protect us.

        Our business exposes us to claims for personal injury, death or property damage resulting from the use of the equipment we rent or sell and from injuries caused in motor vehicle accidents in which our delivery and service personnel are involved. We carry comprehensive insurance, subject to deductibles, at levels we believe are sufficient to cover existing and future claims. However, we may be exposed to multiple claims that do not exceed our deductibles, and, as a result, we could incur significant out-of-pocket costs that could adversely affect our financial condition and results of operations. In addition, the cost of such insurance policies may increase significantly as a result of general rate increases for the type of insurance we carry as well as our historical experience and experience in our industry. Although we have not experienced any material losses that were not covered by insurance, our existing or future claims may exceed the level of our insurance, and such insurance may not continue to be available on economically reasonable terms, or at all. If we are required to pay significantly higher premiums for insurance, are not able to maintain insurance coverage at affordable rates or if we must pay amounts in excess of claims covered by our insurance, we could experience higher costs that could adversely affect our financial condition and results of operations.

We could be adversely affected by environmental and safety requirements, which could force us to increase significant capital and other operational costs and may subject us to unanticipated liabilities.

        Our operations, like those of other companies engaged in similar businesses, require the handling, use, storage and disposal of certain regulated materials. As a result, we are subject to the requirements of federal, state and local environmental and occupational health and safety laws and regulations. We may not be at all times in complete compliance with all such requirements. We are subject to potentially significant civil or criminal fines or penalties if we fail to comply with any of these requirements. We have made and will continue to make capital and other expenditures in order to comply with these laws and regulations. However, the requirements of these laws and regulations are complex, change frequently, and could become more stringent in the future. It is possible that these requirements will change or that liabilities will arise in the future in a manner that could have a material adverse effect on our business, financial condition and results of operations.

        Environmental laws also impose obligations and liability for the cleanup of properties affected by hazardous substance spills or releases. These liabilities can be imposed on the parties generating or disposing of such substances or operator of affected property, often without regard to whether the owner or operator knew of, or was responsible for, the presence of hazardous substances. Accordingly, we may become liable, either contractually or by operation of law, for remediation costs even if a contaminated property is not presently owned or operated by us, or if the contamination was caused by third parties during or prior to our ownership or operation of the property. Given the nature of our operations (which involve the use of petroleum products, solvents and other hazardous substances for fueling and maintaining our equipment and vehicles), there can be no assurance that prior site assessments or investigations have identified all potential instances of soil or groundwater contamination. Future events, such as changes in existing laws or polices or their enforcement, or the discovery of currently unknown contamination, may give rise to additional remediation liabilities which may be material.

Hurricanes or other adverse weather events could negatively affect our local economies or disrupt our operations, which could have an adverse effect on our business or results of operations.

        Our market areas in the southeastern United States are susceptible to hurricanes. Such weather events can disrupt our operations, result in damage to our properties and negatively affect the local economies in which we operate. In late summer 2005, Hurricane Katrina and Hurricane Rita struck the Gulf Coast region of the United States and caused extensive and catastrophic physical damage to those areas. While Hurricane Katrina and Hurricane Rita did not have a material adverse effect on our business or results of operations, future hurricanes could affect our operations or the economies in those market areas and result in damage to certain of our facilities and the equipment located at such facilities, or equipment on rent with customers in those areas. Our business or results of operations may be adversely affected by these and other negative effects of future hurricanes.

Risks Related To The Offering

You will experience immediate and substantial dilution.

        The price you pay for shares of our common stock sold in this offering is substantially higher than the per share value of our net assets, after giving effect to this offering. Based on the initial public offering price for our common shares of $18.00 per share, you will incur immediate dilution in net tangible book value per share of $14.69. Dilution is the difference between the offering price per share and the net tangible book value per share of our common stock immediately after the offering. See "Dilution."

Management may invest or spend the proceeds of this offering in ways with which you may not agree and in ways that may not yield a return.

        If we do not complete the Eagle acquisition, then the portion of the net proceeds anticipated to be used in the acquisition will instead be available for general corporate purposes, including investment in our operations or to further our business or growth strategies. Management will retain broad discretion over the use of these proceeds. Also, the actual amounts of the net proceeds that we will use to fund the Eagle acquisition, purchase rental equipment currently under operating leases and pay deferred compensation will differ from the amounts set forth in the table under the caption "Use of Proceeds" based on the then current amounts required for each at the time this offering is completed. In addition, the amount of borrowings that we will actually repay under our senior secured credit facility will depend upon the amount of net proceeds remaining after application to the other uses. There are a number of factors that will influence our use of the net proceeds from this offering, and these uses may vary substantially from our current plans. Stockholders may not deem the uses desirable, and our use of the proceeds may not yield a significant return or any return at all.

Our common stock price may fluctuate after this offering. As a result, you may not be able to resell your shares at or above the price you paid for them.

        Prior to this offering, there has been no public market for our common stock. An active market may not develop following completion of this offering or, if developed, may not be maintained. We will negotiate the initial public offering price with the underwriters. The initial public offering price may not be indicative of the price at which our common stock will trade following completion of this offering. The market price of our common stock may be subject to sharp declines and volatility in market price. The market price of our common stock may also be influenced by many factors, some of which are beyond our control, including:

  •
  our actual financial results differing from guidance provided by management or from results expected by securities analysts;

  •
  changes in earnings estimates or recommendations by securities analysts;

  •
  future announcements concerning us or our competitors, including the announcement of acquisitions;

  •
  changes in government regulations or in the status of our regulatory approvals or licensure;

  •
  public perceptions of risks associated with our services or operations; and

  •
  general market conditions and other factors that may be unrelated to our operating performance or the operating performance of our competitors.

As a result, you may not be able to resell your shares at or above the price you paid for them.

There is no existing market for our common stock and we do not know if one will develop to provide you with adequate liquidity.

        There has not been a public market for our common stock. We cannot predict the extent to which investor interest in our Company will lead to the development of an active trading market on The Nasdaq National Market or otherwise or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling any of our common stock that you buy. The initial public offering price for the shares will be determined by negotiations among us and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price paid by you in this offering.

Future sales of our common stock may depress our share price.

        After the completion of the Reorganization Transactions and this offering, we will have approximately 36,429,516 shares of common stock outstanding. Sales of a substantial number of shares of our common stock in the public market following this offering, or the perception that such sales could occur, could substantially decrease the market price of our common stock. All the shares sold in this offering will be freely tradable. Substantially all of the remaining shares of common stock may be available for resale in the public market, subject to the restrictions on sale or transfer of Rule 144 under the Securities Act and pursuant to the 180-day lockup period after the date of this prospectus that is described in "Shares Eligible for Future Sale." Certain of our existing stockholders are parties to agreements that provide for registration rights that are described in "Related Party Transactions." Registration of the sale of these shares of our common stock would permit their sale into the market immediately. As restrictions on resale end or upon registration of any of these shares for resale, the market price of our common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them.

We will incur increased costs as a result of having publicly traded common stock.

        Although we currently file reports under the Securities Exchange Act of 1934, as amended ("Exchange Act"), we will incur significant legal, accounting, reporting and other expenses as a result of having publicly traded common stock that we do not currently incur. We also anticipate that we will incur costs associated with recently adopted corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as amended, as well as rules implemented by the SEC and The Nasdaq National Market. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We also expect these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, we may experience more difficulty attracting and retaining qualified individuals to serve on our board of directors or as executive officers. We cannot predict or estimate the amount of additional costs we may incur as a result of these requirements or the timing of such costs.

The Company's disclosure controls and procedures were not effective as of December 31, 2004 to properly record and report the correct accounting treatment of deferred taxes from the Gulf Wide transaction.

        Our Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2004, as required by Section 404 of the Sarbanes-Oxley Act of 2002, as amended. As part of their evaluation, they reviewed the circumstances surrounding the delay in filing our annual report on Form 10-K for the year ended December 31, 2004 and the restatement of our previously issued financial statements for the years ended December 31, 2002 and 2003. We delayed filing our Form 10-K for the year ended December 31, 2004 and our Forms 10-Q for the quarters ended March 31, 2005 and June 30, 2005 pending completion by our accountants, BDO Seidman, LLP, of the re-audits of our 2002 and 2003 financial statements that were audited by our prior accountants.

        During these re-audits, we discovered that we incorrectly recognized the deferred tax components related to the tax basis of carryover goodwill acquired in our combination with ICM Equipment Company in 2002. After internal review and consultation with our Audit Committee, we determined to restate our 2002 and 2003 financial statements to reflect the proper accounting treatment of deferred income taxes. Our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of December 31, 2004 to properly record and report the correct accounting treatment of deferred taxes from our 2002 transaction. However, after discovery of this issue, we revisited and reassessed, in consultation with our accountants and our tax manager (who joined us in 2003), the tax treatment, including deferred tax components, for the 2002 transaction to ensure that there were no additional corrections necessary in this regard. To the extent we engage in acquisition transactions in the future, our disclosure controls and procedures now include the involvement of our tax manager in the appropriate tax analysis and related financial disclosure. Our Chief Executive Officer and our Chief Financial Officer have concluded that our current disclosure controls and procedures are effective to provide reasonable assurance that material information required to be included in our periodic SEC reports is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms.

Our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.

        We are evaluating our internal controls over financial reporting in order to allow management to report on, and our independent registered public accounting firm to attest to, our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002, as amended, and rules and regulations of the SEC thereunder, which we refer to as "Section 404." We are in the process of documenting and testing our internal control procedures in order to satisfy the requirements of Section 404, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent registered public accountants addressing these assessments. During the course of our testing, we may identify deficiencies which we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. We expect that we will be required to comply with the requirements of Section 404 for our fiscal year ending December 31, 2007. In addition, if we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404. We cannot be certain as to the timing of completion of our evaluation, testing and any remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, our independent registered public accounting firm may not be able to certify as to the effectiveness of our internal control over financial reporting and we may be subject to sanctions or investigation by regulatory authorities, such as the SEC. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal control system and the hiring of additional personnel. Any such action could negatively affect our results of operations.

Certain provisions in our certificate of incorporation may prevent efforts by our stockholders to change the direction or management of our Company.

        Provisions contained in our certificate of incorporation could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders. For example, our certificate of incorporation authorizes our board of directors to determine the rights, preferences, privileges and restrictions of unissued series of preferred stock, without any vote or action by our stockholders. We could issue a series of preferred stock that could impede the completion of a merger, tender offer or other takeover attempt. These provisions may discourage potential acquisition proposals and may delay, deter or prevent a change of control of our Company, including through transactions, and, in particular, unsolicited transactions, that some or all of our stockholders might consider to be desirable. As a result, efforts by our stockholders to change the direction or management of our Company may be unsuccessful.

We may not pay dividends on our common stock at any time in the foreseeable future.

        Our ability to declare and pay dividends is restricted by covenants in our senior secured credit facility and the indentures governing our senior secured notes and our senior subordinated notes, and may be further limited by instruments governing future outstanding indebtedness we or our subsidiaries may incur. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, financial conditions, cash requirement, contractual restrictions and other factors that our board of directors may deem relevant. We currently have no intention to pay dividends on our common stock at any time in the foreseeable future.

FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward looking statements. Forward-looking statements include statements preceded by, followed by or that include the words "may," "could," "would," "should," "believe," "expect," "anticipate," "plan," "estimate," "target," "project," "intend" and similar expressions. These statements include, among others, statements regarding our expected business outlook, anticipated financial and operating results, our business strategy and means to implement the strategy, our objectives, the amount and timing of capital expenditures, the likelihood of our success in expanding our business, financing plans, budgets, working capital needs and sources of liquidity.

        Forward-looking statements are only predictions and are not guarantees of performance. These statements are based on our management's beliefs and assumptions, which in turn are based on currently available information. Important assumptions relating to the forward-looking statements include, among others, assumptions regarding demand for our products, the expansion of product offerings geographically or through new applications, the timing and cost of planned capital expenditures, competitive conditions and general economic conditions. These assumptions could prove inaccurate. Forward-looking statements also involve known and unknown risks and uncertainties, which could cause actual results that differ materially from those contained in any forward-looking statement. Many of these factors are beyond our ability to control or predict. Such factors include, but are not limited to, the following:

  •
  general economic conditions and construction activity in the markets where we operate in North America;

  •
  relationships with new equipment suppliers;

  •
  increased maintenance and repair costs;

  •
  our substantial leverage;

  •
  the risks associated with the expansion of our business;

  •
  our possible inability to integrate any businesses we acquire;

  •
  competitive pressures;

  •
  compliance with laws and regulations, including those relating to environmental matters; and

  •
  other factors discussed under "Risk Factors" or elsewhere in this prospectus.

        Except as required by applicable law, including the securities laws of the United States and the rules and regulations of the SEC, we are under no obligation to publicly update or revise any forward-looking statements after we distribute this prospectus, whether as a result of any new information, future events or otherwise. Potential investors should not place undue reliance on our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in the "Risk Factors" section and elsewhere in this prospectus could harm our business, prospects, operating results, and financial condition. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results or performance.

INFORMATION ABOUT THIS PROSPECTUS

Industry and Market Data

        Industry and market data used throughout this prospectus were obtained through our research, surveys and studies conducted by third parties and industry and general publications. We have not independently verified market and industry data from third-party sources. While we believe internal company surveys are reliable and market definitions are appropriate, neither these surveys nor these definitions have been verified by any independent sources. In particular, we made our determinations of non-residential construction spending and consumption of construction machinery from Manfredi & Associates.

Non-GAAP Financial Measures

        The body of accounting principles generally accepted in the United States is commonly referred to as "GAAP." For this purpose, a non-GAAP financial measure is generally defined by the Securities and Exchange Commission ("SEC") as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measures. In this prospectus, we disclose so-called non-GAAP financial measures, primarily EBITDA and Adjusted EBITDA. The non-GAAP financial measures described in this prospectus are not substitutes for the GAAP measures of earnings and cash flow.

        We define EBITDA as net income (loss) from continuing operations before interest expense, income taxes, and depreciation and amortization. We define Adjusted EBITDA as EBITDA as adjusted for the loss from litigation that was recorded in 2003 and, for purposes of Pro Forma Adjusted EBITDA, as further adjusted for Eagle High Reach Equipment, Inc.'s gain on debt restructuring and interest rate swap agreement termination expense. We use EBITDA and Adjusted EBITDA in our business operations to, among other things, evaluate the performance of our business, develop budgets and measure our performance against those budgets. We also believe that analysts and investors use EBITDA and Adjusted EBITDA as supplemental measures to evaluate a company's overall operating performance. However, EBITDA and Adjusted EBITDA have material limitations as analytical tools and you should not consider these in isolation, or as a substitute for analysis of our results as reported under GAAP. We find them as useful tools to assist us in evaluating performance because they eliminate items related to capital structure, taxes and non-cash charges. The items that we have eliminated in determining EBITDA and Adjusted EBITDA are interest expense, income taxes, depreciation of fixed assets (which includes rental equipment and property and equipment) and amortization of intangible assets and, in the case of Adjusted EBITDA, the loss from litigation. However, some of these eliminated items are significant to our business. For example, (i)  interest expense is a necessary element of our costs and ability to generate revenue because we incur a significant amount of interest expense related to our outstanding indebtedness; (ii) payment of income taxes is a necessary element of our costs; and (iii) depreciation is a necessary element of our costs and ability to generate revenue because rental equipment is the single largest component of our total assets and we recognize a significant amount of depreciation expense over the estimated useful life of this equipment. Any measure that eliminates components of our capital structure and costs associated with carrying significant amounts of fixed assets on our balance sheet has material limitations as a performance measure. In light of the foregoing limitations, we do not rely solely on EBITDA and Adjusted EBITDA as performance measures and also consider our GAAP results. EBITDA and Adjusted EBITDA are not measurements of our financial performance under GAAP and should not be considered as alternatives to net income, operating income or any other measures derived in accordance with GAAP. Because EBITDA and Adjusted EBITDA are not calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies.

Trademarks

        We have proprietary rights to the trademark H&E®.

USE OF PROCEEDS

        We estimate that our net proceeds from the sale of common stock will be approximately $171.3 million, or $198.8 million if the underwriters exercise their over-allotment option in full, based on an initial public offering price of $18.00 per share, and after deducting underwriting discounts and commissions and our estimated fees and expenses, including the fee to be paid to affiliates of BRS in connection with the termination of the management services agreement described under "Related Party Transactions—Management Agreement and Transaction Fees." We intend to use the net proceeds from this offering as follows:

		Amount
		(millions)
•	Fund the purchase price and related costs and expenses of the Eagle acquisition	$57.7
•	Purchase rental equipment currently under operating leases	$35.0
•	Pay deferred compensation owed to one of our current executives and a former executive	$8.3
•	Repay, with the remaining net proceeds, a portion of the borrowings under our senior secured credit facility	$70.3

        The amount of net proceeds allocated to each of the uses identified above are based upon amounts necessary to fund such uses at September 30, 2005 (except in the case of the Eagle acquisition, which is based upon Eagle's unaudited November 30, 2005 results). The actual amounts of the net proceeds that we will use to fund the Eagle acquisition, purchase rental equipment currently under operating leases and pay deferred compensation will differ from the amounts set forth above based on the then current amounts required for each at the time this offering is completed. In addition, the amount of borrowings that we will actually repay under our senior secured credit facility will depend upon the amount of net proceeds remaining after application to the other uses. We may use a portion of the net proceeds allocated to repay borrowings under our senior secured credit facility for general corporate purposes.

        At November 30, 2005, the amount required to purchase rental equipment currently under operating leases was approximately $33.0 million and the amount required to pay deferred compensation owed to one our current executives and a former executive was approximately $8.4 million.

        If we do not consummate the Eagle acquisition, we intend instead to use such portion of the net proceeds for general corporate purposes. Pending application of the net proceeds for the uses described above, we may repay additional borrowings under our senior secured credit facility or invest in money market accounts or other short-term interest bearing instruments.

        Senior Secured Credit Facility.    As of September 30, 2005, the total balance outstanding on our senior secured credit facility was $81.2 million, with $40.8 million available in additional borrowings, net of $28.0 million in standby letters of credit. At November 30, 2005, outstanding indebtedness under our senior secured credit facility was approximately $100.8 million, with $56.3 million available in additional borrowings, net of $7.9 million in standby letters of credit. The senior secured credit facility bears interest at either (1) the Index Rate (the higher of the prime rate, as determined pursuant to the amended credit agreement, and the federal funds rate plus 50 basis points) plus the applicable revolver Index margin per annum based on the daily excess availability (7.00% at September 30, 2005) or (2) the applicable London Interbank Offered Rate, or LIBOR rate, plus the applicable revolver LIBOR margin per each calendar month based on the daily excess availability (6.16% at September 30, 2005). The senior secured credit facility matures on February 10, 2009. An affiliate of Banc of America Securities LLC, an underwriter in this offering, is a lender under our senior secured credit facility and will receive approximately 37% of the $70.3 million net offering proceeds that will be used to repay a portion of the borrowings under our senior secured credit facility. This amount is proportional to the lender's outstanding loan amount under our senior secured credit facility. See "Underwriting."

        Eagle Acquisition.    On January 4, 2006, we entered into an agreement to acquire all of the capital stock of Eagle High Reach Equipment, Inc. and all of the equity interests of its subsidiary, Eagle High Reach Equipment, LLC (together, "Eagle") for a formula-based purchase price to be determined (which, based on Eagle's unaudited November 30, 2005 financial results, is currently estimated to be approximately $57.2 million), subject to adjustment, plus assumed indebtedness of approximately $2.0 million. The actual purchase price may be higher or lower, depending upon Eagle's actual financial results through the end of the month immediately preceding the closing of the acquisition. Eagle High Reach Equipment, Inc. holds a 50% ownership interest in its subsidiary, Eagle High Reach Equipment, LLC, and SBN Eagle LLC holds the remaining 50%. Because in the proposed acquisition we would acquire the ownership interests held by each party, the purchase price would be divided equally between them. Our proposed acquisition of Eagle is subject to the receipt of financing and the satisfaction of customary closing conditions. In addition, the acquisition agreement is subject to termination by either party under certain circumstances if the closing has not occurred on or before February 28, 2006. We have made a $2.0 million cash deposit into escrow against payment of the purchase price. If the acquisition agreement terminates due to our failure to complete this offering or obtain alternative financing (except under certain circumstances), or if Eagle elects to terminate the acquisition agreement because we are in material breach of our obligations under the acquisition agreement, Eagle will be entitled to retain this $2.0 million deposit. Gary W. Bagley, our Chairman, serves as the Chief Executive Officer and a manager of Eagle High Reach Equipment, LLC and also serves as the interim Chief Executive Officer and a director of Eagle High Reach Equipment, Inc. Kenneth R. Sharp, Jr., one of our executives, serves as a director of Eagle High Reach Equipment, Inc. In addition, Mr. Bagley and Mr. Sharp hold approximately 25.3% and 6.0%, respectively, of the ownership interests in Eagle High Reach Equipment, Inc. and would receive approximately $4.3 million and $1.0 million, respectively, from the proceeds of this offering in connection with the potential acquisition. For additional information on the proposed Eagle acquisition, see "Business—Proposed Acquisition."

DIVIDEND POLICY

        We have never paid or declared any dividends on our common stock and do not anticipate paying any dividends on our common stock in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant. In addition, our ability to declare and pay dividends is restricted by covenants in our senior secured credit facility and the indentures governing our senior secured notes and our senior subordinated notes. As a result, you will need to sell your shares of common stock to realize your return on your investment and you may not be able to sell your shares at or above the price you paid for them.

CAPITALIZATION

        The following table sets forth our capitalization as of September 30, 2005:

  •
  on an actual basis;

  •
  on a pro forma basis to give effect to (1) the completion of the Reorganization Transactions described in "Related Party Transaction—Reorganization Transactions," (2) the sale of shares of common stock in this offering (excluding shares under the underwriters' over-allotment option) at an initial public offering price of $18.00 per share, and after deducting underwriting discounts and commissions and estimated fees and expenses payable by us, including the fee to be paid to affiliates of BRS in connection with the termination of the management services agreement described under "Related Party Transactions—Management Agreement and Transactions Fees," and (3) the application of the net proceeds of this offering as described under "Use of Proceeds" (other than with respect to the Eagle acquisition), as if the events had occurred on September 30, 2005; and

  •
  on a pro forma as adjusted basis to give effect to the proposed Eagle acquisition and to the events described in items (1) through (3) above, as if they all had occurred on September 30, 2005.

        You should read this information in conjunction with "Selected Historical Consolidated Financial Data," "Unaudited Pro Forma Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	As of September 30, 2005
	Actual(3)	Pro Forma	Pro Forma As Adjusted
	(Dollars in thousands)
Cash	$4,440	$62,090	$4,472
Debt:
Senior secured credit facility(1)(4)	81,205	10,765	10,765
Senior secured notes	198,844	198,844	198,844
Senior subordinated notes	43,906	43,906	43,906
Other debt(2)	546	546	2,594

Total debt	324,501	254,061	256,109
Members' deficit/Stockholders' equity(4)	(19,830)	151,514	151,514

Total capitalization(4)	$304,671	$405,575	$407,623

(1)
As a result of settlement of litigation described in "Business—Legal Proceedings," on November 28, 2005, we funded one of our letters of credit in the amount of approximately $20.1 million through our senior secured credit facility. Accordingly, our outstanding indebtedness under our senior secured credit facility increased, and our letters of credit decreased, by such amount. At November 30, 2005, outstanding indebtedness under our senior secured credit facility was approximately $100.8 million.

(2)
At September 30, 2005, other debt included approximately $0.5 million of notes payable to banks.

(3)
Reflects capitalization of H&E LLC prior to completion of the Reorganization Transactions.

(4)
If the underwriters exercise their over-allotment option in full and we use the net proceeds thereof as described under "Use of Proceeds", then there would be no amount outstanding under the senior secured credit facility on a pro forma and pro forma as adjusted basis, the stockholders' equity would be $179.0 million on a pro forma and pro forma as adjusted basis, and total capitalization would be $422.3 million on a pro forma basis and $424.3 million on a pro forma as adjusted basis.

DILUTION

        Purchasers of shares of common stock in this offering will experience immediate and substantial dilution in the net tangible book value of the common stock from the initial public offering price. Net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of shares of our common stock outstanding. Dilution in net tangible book value per share represents the difference between the amount per share that you pay in this offering and the net tangible book value per share immediately after this offering. Our net tangible book value (deficit) at September 30, 2005 was approximately $(37.0) million, or $(1.45) per share.

        After giving effect to the sale of 10,937,500 shares of our common stock in this offering at an initial public offering price of $18.00 per share, and after the deduction of estimated underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book value at September 30, 2005 would have been $134.3 million, or $3.69 per share. After giving effect to the foregoing and also to the Eagle acquisition, our pro forma as adjusted net tangible book value at September 30, 2005 would have been approximately $120.5 million, or $3.31 per share. This represents an immediate increase in net tangible book value of $4.76 per share to existing stockholders and an immediate and substantial dilution of $14.69 per share to you. The following table illustrates this per share dilution:

		Per Share
Initial public offering price per share		$18.00
Actual net tangible book value (deficit) per share as of September 30, 2005	$(1.45)
Increase per share attributable to new investors	$5.14
Decrease per share attributable to Eagle acquisition	$(0.38)
Adjusted pro forma net tangible book value per share after this offering		$3.31

Dilution per share to new investors		$14.69

        If the underwriters exercise in full their option to purchase additional shares of our common stock in this offering at the initial public offering price of $18.00 per share, the increase per share attributable to new investors would be $5.89, the adjusted pro forma net tangible book value per share after this offering would be $4.06, and the dilution per share to new investors would be $13.94.

        The following table summarizes on the adjusted pro forma basis described above as of September 30, 2005, the total number of shares of common stock purchased from us and the total consideration and the average price per share paid by existing holders and by investors participating in this offering:

	Shares Purchased		Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent
Existing holders	25,492,016	70.0%	$227,809,638	53.6%	$8.94
New investors	10,937,500	30.0%	196,875,000	46.4%	18.00

Total	36,429,516	100.0%	$424,684,638	100%	$11.66

        If the underwriters exercise in full their option to purchase additional shares of our common stock in this offering at the initial public offering price of $18.00 per share, the number of shares purchased by new investors would increase to 12,578,125 shares, or approximately 33% of the total number of our shares of our common stock outstanding after this offering, and the total consideration paid by new investors would be approximately $226.4 million, or approximately 49.9% of total consideration.

        The pro forma dilution information above is for illustration purposes only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our shares and other terms of this offering determined at pricing. The number of shares of our common stock outstanding after the offering as shown above is based on the number of shares outstanding as of September 30, 2005 after giving effect to the Reorganization Transactions, and excludes:

  •
  Approximately 2% of the total number of shares of our common stock outstanding immediately following the consummation of this offering (after giving effect to the grant of options) issuable upon exercise of options that we expect to grant under our proposed stock incentive plan. See "Management—Stock Incentive Plan."

  •
  The shares of our common stock expected to be available for future grant under our proposed stock incentive plan after the consummation of this offering. See "Management—Stock Incentive Plan."

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

        The following unaudited pro forma financial information for the year ended December 31, 2004 and for the nine months ended September 30, 2005 is derived from (1) our historical consolidated financial statements included elsewhere in this prospectus and (2) the historical consolidated financial statements of Eagle for the periods ended as of September 30, 2005. Historically, Eagle has reported its financial results using June 30 as its fiscal year end. To conform to our calendar year end, Eagle's historical results have been recasted to reflect unaudited results for the nine month period ended September 30, 2005 and for the year ended December 31, 2004. Accordingly, the historical amounts disclosed for Eagle in these unaudited pro forma condensed combined statements of operations will not agree with Eagle's audited financial statements appearing elsewhere in this prospectus. The unaudited pro forma financial statements should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus, the consolidated financial statements of Eagle and related notes included elsewhere in this prospectus, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the other financial information appearing elsewhere in this prospectus. In the proposed Eagle acquisition, we would acquire all of the capital stock of Eagle High Reach Equipment, Inc. and all of the equity interests of its subsidiary, Eagle High Reach Equipment, LLC. Eagle High Reach Equipment, Inc. holds a 50% ownership interest in its subsidiary, Eagle High Reach Equipment, LLC, and SBN Eagle LLC holds the remaining 50%. Because in the proposed acquisition we would acquire the ownership interests held by each party, the purchase price would be divided equally between them. Gary W. Bagley, our Chairman, serves as the Chief Executive Officer and a manager of Eagle High Reach Equipment, LLC and also serves as the interim Chief Executive Officer and a director of Eagle High Reach Equipment, Inc. Kenneth R. Sharp, Jr., one of our executives, serves as a director of Eagle High Reach Equipment, Inc. In addition, Mr. Bagley and Mr. Sharp hold approximately 25.3% and 6.0%, respectively, of the ownership interests in Eagle High Reach Equipment, Inc.

        The unaudited pro forma statement of operations data for the year ended December 31, 2004 and for the nine months ended September 30, 2005 and balance sheet data as of September 30, 2005 have been prepared to give pro forma effect to (1) the Reorganization Transactions and (2) the sale of shares in this offering (excluding shares under the underwriters' over-allotment option), and application of the net proceeds from this offering, in the case of the statement of operations data, as if they had occurred on January 1, 2004 and, in the case of the balance sheet data, as if they had occurred on September 30, 2005. The unaudited pro forma as adjusted statement of operations data for the year ended December 31, 2004 and for the nine months ended September 30, 2005 and balance sheet data as of September 30, 2005 have been prepared to give pro forma as adjusted effect to the Eagle acquisition, as well as to the events described in (1) and (2) above, in the case of the statement of operations data, as if they occurred on January 1, 2004 and, in the case of the balance sheet data, as if they had occurred on September 30, 2005. We accounted for the acquisition of Eagle under the purchase method of accounting, subject to the assumptions and adjustments described in the accompanying notes. We note that the unaudited pro forma statement of operations data for the year ended December 31, 2004 reflects the material impact of the non-recurring gain on debt restructuring and loss on interest rate swap termination expense related to Eagle in the net amount of approximately $10.7 million. Future results will not reflect these material, non-recurring items. The unaudited pro forma financial statements presented below are based upon preliminary estimates of purchase price allocations and do not reflect any anticipated operating efficiencies or cost savings from the integration of Eagle into our business.

        The unaudited pro forma consolidated financial statements reflect pro forma adjustments that are described in the accompanying notes and are based on available information and certain assumptions we believe are reasonable, but are subject to change. We have made, in our opinion, all adjustments that are necessary to present fairly the pro forma financial data. The unaudited pro forma financial data is presented for informational purposes only and should not be considered indicative of actual results of operations that would have been achieved had the Eagle acquisition and this offering been consummated on the dates indicated, and do not purport to be indicative of balance sheet data or results of operations as of any future date or for any future period.

	As of September 30, 2005
	H&E Historical	Reorganization and Offering Adjustments		Pro Forma	Eagle Historical	Acquisition Adjustments		Pro Forma As Adjusted
	(Dollars in thousands, except per share data)
Balance Sheet Data
Assets
Cash and cash equivalents	$4,440	$171,344 (8,254 (35,000 (70,440	(1) )(3) )(4) )(5)	$62,090	$32	$(57,650	)(2)	$4,472
Receivables, net	83,075	—		83,075	6,783	—		$89,858
Inventories, net	73,584	—		73,584	1,596	—		$75,180
Prepaid and other assets	3,102	—		3,102	1,290	—		$4,392
Rental equipment, net	296,237	35,000	(4)	331,237	27,775	9,725 (298	(2(a)) )(2(d))	$368,439
Property and equipment, net	17,312	—		17,312	3,432	—		$20,744
Deferred financing costs	8,634	—		8,634	—	—		$8,634
Goodwill, net	8,572	—		8,572	—	13,774	(2(b))	$22,346

Total assets	$494,956	$92,650		$587,606	$40,908	$(34,449)		$594,065

Liabilities
Lines of credit	$81,205	$(70,440	)(5)	$10,765	$21,625	$(21,625	)(2(c))	$10,765
Accounts payable	123,236	—		123,236	1,779	—		125,015
Accrued expenses and other liabilities	38,181	—		38,181	2,632	—		40,813
Accrued loss from litigation	17,434	—		17,434	—	—		17,434
Senior secured notes, net	198,844	—		198,844	—	—		198,844
Senior subordinated notes, net	43,906	—		43,906	—	—		43,906
Notes payable and capital leases	546	—		546	2,346	(298	)(2(d))	2,594
Deferred compensation payable	11,434	(8,254	)(3)	3,180	—	—		3,180

Total liabilities	514,786	(78,694)		436,092	28,382	(21,923)		442,551

Minority interest	—	—		—	5,191	(5,191	)(2)	—

Total members'/stockholders' equity (deficit)	(19,830)	171,344		151,514	7,335	(7,335)		151,514

Total liabilities and members' deficit/stockholders' equity	$494,956	$92,650		$587,606	$40,908	$(34,449)		$594,065

See accompanying notes to unaudited pro forma consolidated financial data.

Notes to the Unaudited Pro Forma Condensed Combined Balance Sheet

(1)
The pro forma adjustment is made to reflect net proceeds from the sale of approximately 10,937,500 shares of our common stock offered in this prospectus at a per share offering price of $18.00, after deducting underwriting discounts and commissions and estimated fees and expenses payable by us, including the fee to be paid to affiliates of BRS in connection with the termination of the management services agreement.

(2)
The pro forma adjustment is made to reflect the acquisition of Eagle. We have entered into an agreement to acquire Eagle for a formula-based purchase price to be determined (which, based on Eagle's unaudited November 30, 2005 financial results, is currently estimated to be an aggregate of approximately $57.2 million), subject to adjustment. The actual purchase price may be higher or lower, depending upon Eagle's actual financial results through the end of the month immediately preceding the closing of the acquisition. In the proposed acquisition, we would acquire all of the capital stock of Eagle High Reach Equipment, Inc. and all of the equity interests of its subsidiary, Eagle High Reach Equipment, LLC. Eagle High Reach Equipment, Inc. holds a 50% ownership interest in its subsidiary, Eagle High Reach Equipment, LLC, and SBN Eagle LLC holds the remaining 50%. Because in the proposed acquisition we would acquire the ownership interests held by each party, the purchase price would be divided equally between them. We anticipate transaction costs of approximately $0.5 million. Our acquisition of Eagle will be accounted for using the purchase method of accounting, pursuant to which we will allocate the total cash cost of acquiring Eagle of $57.7 million (including anticipated transaction costs of approximately $0.5 million) to the individual assets acquired and liabilities assumed based on their fair value.

  The allocation of the total cash cost of acquiring Eagle (as described above) is calculated as follows (in thousands):

Fair Value
Tangible assets acquired (a)	$50,633
Goodwill (b)	13,774
Liabilities assumed	(6,757)

Total cash cost	$57,650

  (a)
  For purposes of this pro forma financial statement, we have assumed that the historical book value of Eagle's assets approximate their fair value, except for Eagle's rental equipment which has an estimated fair value of approximately $37.5 million.

  (b)
  Goodwill represents the excess of the purchase price over the fair value of the net assets acquired and liabilities assumed and will periodically be reviewed for impairment. For purposes of the pro forma financial statements, we have shown the excess purchase price as being allocated entirely to goodwill. Upon consummation of the proposed transaction, a final purchase price allocation will be performed based upon a business valuation. Although we believe a significant portion of the purchase price would ultimately be allocated to goodwill, we anticipate some amount of the purchase price would be allocated to various amortizable intangible assets, most notably customer relationships. We have not yet identified all such intangibles or made any preliminary determinations regarding purchase price allocations. For illustrative purposes only, however, we estimate that for every $100 of amortized intangibles assets at a weighted average life of five years, our pro forma annual amortization expense would increase by $20. Although the pro forma balance sheet reflects our preliminary estimate of purchase price allocation, we believe a significant amount of goodwill will arise as a result of this transaction. The primary factor giving rise to the goodwill is the premium we are willing to pay to expand our operations into the geographical territories currently served by Eagle from which we hope to further expand.

  (c)
  Elimination of liabilities not assumed.

  (d)
  Elimination of assets under capital leases acquired from us having a net book value of approximately $0.3 million.

(3)
The pro forma adjustment is made to reflect the use of proceeds of $8.3 million from the sale of our common stock to settle amounts owed to certain officers under deferred compensation arrangements. The actual amount used is subject to change as described under "Use of Proceeds."

(4)
The pro forma adjustment is made to reflect the use of proceeds of $35.0 million from the sale of our common stock to acquire rental equipment currently under operating leases. The estimated purchase price of the rental equipment is based upon the lease terms. The actual amount used is subject to change as described under "Use of Proceeds."

(5)
The pro forma adjustment is made to reflect the use of proceeds to pay down approximately $70.3 million on the amount outstanding under our senior secured credit facility. The actual amount used is subject to change as described under "Use of Proceeds."

	For the Year Ended December 31, 2004
	H&E Historical	Reorganization and Offering Adjustments		Pro Forma	Eagle Historical(1)	Acquisition Adjustments		Pro Forma As Adjusted
	(Dollars in thousands, except per share data)
Statement of operations data:(2)
Revenues:
Equipment rentals	$160,342	$—		$160,342	$26,157	$—		$186,499
New equipment sales	116,907	—		116,907	559	(202	)(3)	117,264
Used equipment sales	84,999	—		84,999	900	—		85,899
Parts sales	58,014	—		58,014	159	(11	)(3)	58,162
Service revenues	33,696	—		33,696	—	—		33,696
Other	24,214	—		24,214	971	—		25,185

Total revenues	478,172	—		478,172	28,746	(213)		506,705

Cost of revenues:
Rental depreciation	49,590	7,400	(4)	56,990	8,051	1,325	(5)	66,366
Rental expense	50,666	(14,400	)(4)	36,266	4,953	—		41,219
New equipment sales	104,111	—		104,111	514	(171	)(3)	104,454
Used equipment sales	67,906	—		67,906	531	—		68,437
Parts sales	41,500	—		41,500	93	(7	)(3)	41,586
Service revenues	12,865	—		12,865	—	—		12,865
Other	28,246	—		28,246	2,942	—		31,188

Total cost of revenues	354,884	(7,000)		347,884	17,084	1,147		366,115

Gross profit:
Equipment rentals	60,086	7,000		67,086	13,153	(1,325)		78,914
New equipment sales	12,796	—		12,796	45	(31)		12,810
Used equipment sales	17,093	—		17,093	369	—		17,462
Parts sales	16,514	—		16,514	66	(4)		16,576
Service revenues	20,831	—		20,831	—	—		20,831
Other	(4,032)	—		(4,032)	(1,971)	—		(6,003)

Total gross profit	123,288	7,000		130,288	11,662	(1,360)		140,590
Selling, general and administrative expenses	97,525	(1,800	)(6)	95,725	18,011	—		113,736
Gain on sale of property and equipment	207	—		207	—	—		207

Income (loss) from operations before other income (expense) and nonrecurring items(7)	25,970	8,800		34,770	(6,349)	(1,360)		27,061

Other income (expense):
Interest expense(8)	(39,856)	3,132 1,075	(9) (11)	(35,649)	(2,705)	1,300	(10)	(37,054)
Gain on debt restructuring	—	—		—	13,491	—		13,491
Interest rate swap agreement termination expense	—	—		—	(2,809)	—		(2,809)
Other, net	149	—		149	(630)	9	(3)	(472)

Total other income (expense), net	(39,707)	4,207		(35,500)	7,347	1,309		(26,844)
Income (loss) before income taxes	(13,737)	13,007		(730)	998	(51)		217
Income tax provision(12)	—	—		—	106	—		106

Net income (loss) before nonrecurring items directly attributable to the transaction	$(13,737)	$13,007		$(730)	$892	$(51)		$111

Net loss per common unit(13)	(137)	130		NM	NM	NM		NM
Pro forma net income (loss) per common share(14):
Basic	—	—		$(0.02)	—	—		$(0.00)
Diluted	—	—		$(0.02)	—	—		$(0.00)
Common shares used to compute pro forma net income (loss) per common share(14):
Basic	—	—		36,429,516	—	—		36,429,516
Diluted	—	—		36,429,516	—	—		36,429,516

See accompanying notes to unaudited pro forma consolidated financial data.

	For the Nine Months Ended September 30, 2005
	H&E Historical	Reorganization and Offering Adjustments		Pro Forma	Eagle Historical(1)	Acquisition Adjustments		Pro Forma As Adjusted
	(Dollars in thousands, except per share data)
Statement of operations data:(2)
Revenues:
Equipment rentals	$136,576	$—		$136,576	$20,828	$(48	)(3)	$157,356
New equipment sales	99,867	—		99,867	677	(4,111	)(3)	96,433
Used equipment sales	76,332	—		76,332	1,578	(951	)(3)	76,959
Parts sales	51,202	—		51,202	350	(33	)(3)	51,519
Service revenues	29,459	—		29,459	—	—		29,459
Other	21,300	—		21,300	800	—		22,100

Total revenues	414,736	—		414,736	24,233	(5,143)		433,826

Cost of revenues:
Rental depreciation	39,394	5,500	(4)	44,894	5,949	1,081	(5)	51,924
Rental expense	35,024	(9,925	)(4)	25,099	3,715	—		28,814
New equipment sales	87,803	—		87,803	629	(3,785	)(3)	84,647
Used equipment sales	58,043	—		58,043	491	(862	)(3)	57,672
Parts sales	36,105	—		36,105	143	(21	)(3)	36,227
Service revenues	10,973	—		10,973	—	—		10,973
Other	21,700	—		21,700	2,279	—		23,979

Total cost of revenues	289,042	(4,425)		284,617	13,206	(3,587)		294,236

Gross profit:
Equipment rentals	62,158	4,425		66,583	11,164	(1,129)		76,618
New equipment sales	12,064	—		12,064	48	(326)		11,786
Used equipment sales	18,289	—		18,289	1,087	(89)		19,287
Parts sales	15,097	—		15,097	207	(12)		15,292
Service revenues	18,486	—		18,486	—	—		18,486
Other	(400)	—		(400)	(1,479)	—		(1,879)

Total gross profit	125,694	4,425		130,119	11,027	(1,556)		139,590
Selling, general and administrative expenses	81,342	(1,600	)(6)	79,742	9,158	—		88,900
Gain on sale of property and equipment	15	—		15	—	—		15

Income from operations before other income (expense) and nonrecurring items(7)	44,367	6,025		50,392	1,869	(1,556)		50,705

Other income (expense):
Interest expense(8)	(30,982)	3,306 805	(11)	(26,871)	(1,140)	973	(10)	(27,038)
Other, net	255	—		255	—	—		255

Total other income expense, net	(30,727)	4,111		(26,616)	(1,140)	973		(26,783)
Income (loss) before minority interest	13,640	10,136		23,776	729	(583)		23,922
Minority interest in net income of subsidiary	—	—		—	(204)	204	(15)	—

Income (loss) before income taxes	13,640	10,136		23,776	525	(379)		23,922
Income tax provision (benefit)(12)	171	—		171	(150)	—		21

Net income (loss) before nonrecurring items directly attributable to the transaction	$13,469	$10,136		$23,605	$675	$(379)		$23,901

Net income per common unit(13)	135	101		236	NM	NM		239
Pro forma net income (loss) per common share(14):
Basic	—	—		$0.65	—	—		$0.66
Diluted	—	—		$0.65	—	—		$0.66
Common shares used to compute pro forma net income (loss) per common share(14):
Basic	—	—		36,429,516	—	—		36,429,516
Diluted	—	—		36,429,516	—	—		36,429,516

See accompanying notes to unaudited pro forma consolidated financial data.

Notes to the Unaudited Pro Forma Condensed Combined Statements of Operations

(1)
Historically, Eagle has reported its financial results using June 30 as its fiscal year end. To conform to our calendar year end, Eagle's historical results have been recasted to reflect the unaudited results for the nine month period ended September 30, 2005 and for the year ended December 31, 2004. Accordingly, the amounts disclosed for Eagle in the unaudited pro forma condensed combined statements of operations will not agree with Eagle's unaudited financial results appearing elsewhere in this document. Historical data for Eagle includes certain reclassifications to conform to our presentation.

(2)
For the year ended December 31, 2004 and nine months ended September 30, 2005, other financial data was as follows:

	H&E Historical	Reorganization and Offering Adjustments	Pro Forma	Eagle Historical	Acquisition Adjustments		Pro Forma As Adjusted
For the year ended December 31, 2004:
EBITDA	$79,645	$16,200	$95,845	$12,709	$(26)		$108,528
Adjusted EBITDA	79,645	16,200	95,845	2,027	(26)		97,846
Depreciation and amortization(a)	53,526	7,400	60,926	9,006	1,325		71,257
Total capital expenditures (gross)(b)	86,790	—	86,790	1,942	—		88,732
Total capital expenditures (net)(c)	21,045	—	21,045	1,434	—		22,479
For the nine months ended September 30, 2005:
EBITDA	$87,850	$11,525	$99,375	$8,008	$(271)		$107,112
Adjusted EBITDA	87,850	11,525	99,375	8,008	(271)		107,112
Depreciation and amortization(a)	43,228	5,500	48,728	6,343	1,081		56,152
Total capital expenditures (gross)(b)	142,968	35,000	177,968	6,674	(298	)(d)	184,344
Total capital expenditures (net)(c)	80,749	35,000	115,749	5,304	(298	)(d)	120,755

  We define EBITDA as net income (loss) from continuing operations before interest expense, income taxes, and depreciation and amortization. We define Adjusted EBITDA as EBITDA as adjusted for the loss from litigation that was recorded in 2003. Pro Forma Adjusted EBITDA represents Pro Forma EBITDA as adjusted for the gain on debt restructuring and loss on interest rate swap termination expense which ocurred in 2004. We use EBITDA and Adjusted EBITDA in our business operations to, among other things, evaluate the performance of our business, develop budgets and measure our performance against those budgets. We also believe that analysts and investors use EBITDA and Adjusted EBITDA as supplemental measures to evaluate a company's overall operating performance. However, EBITDA and Adjusted EBITDA have material limitations as analytical tools and you should not consider these in isolation, or as a substitute for analysis of our results as reported under GAAP. We find them as useful tools to assist us in evaluating performance because they eliminate items related to capital structure, taxes and non-cash charges. The items that we have eliminated in determining EBITDA and Adjusted EBITDA are interest expense, income taxes, depreciation of fixed assets (which includes rental equipment and property and equipment) and amortization of intangible assets and, in the case of Adjusted EBITDA, the loss from litigation. However, some of these eliminated items are significant to our business. For example, (i) interest expense is a necessary element of our costs and ability to generate revenue because we incur a significant amount of interest expense related to our outstanding indebtedness; (ii) payment of income taxes is a necessary element of our costs; and (iii) depreciation is a necessary element of our costs and ability to generate revenue because rental equipment is the single largest component of our total assets and we recognize a significant amount of depreciation expense over the estimated useful life of this equipment. Any measure that eliminates components of our capital structure and costs associated with carrying significant amounts of fixed assets on our balance sheet has material limitations as a performance measure. In light of the foregoing limitations, we do not rely solely on EBITDA and Adjusted EBITDA as performance measures and also consider our GAAP results. EBITDA and Adjusted EBITDA are not measurements of our financial performance under GAAP and should not be considered as alternatives to net income, operating income or any other measures derived in accordance with GAAP. Because EBITDA and Adjusted EBITDA are not calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies.

  Set forth below is a reconciliation of pro forma net income (loss) to Pro Forma EBITDA and Pro Forma Adjusted EBITDA for the periods presented. Pro forma Adjusted EBITDA represents Pro Forma EBITDA as adjusted for the gain on debt restructuring and loss on interest rate swap termination expense which occurred in 2004.

	Year Ended December 31, 2004	Nine Month Period Ended September 30, 2005
Net income (loss) before nonrecurring items directly attributable to the transaction	$111	$23,901
Income tax provision (benefit)	106	21
Interest expense	37,054	27,038
Depreciation and amortization(a)	71,257	56,152

Pro Forma EBITDA	$108,528	$107,112

Gain on debt restructuring	(13,491)	—
Interest rate swap agreement termination expense	2,809	—

Pro Forma Adjusted EBITDA	$97,846	$107,112

  (a)
  This excludes amortization of loan discounts and amortization of deferred financing costs included in interest expense.

  (b)
  Total gross capital expenditures include rental equipment purchases, assets transferred from new and used inventory to rental fleet and property and equipment purchases.

  (c)
  Total net capital expenditures include rental equipment purchases, assets transferred from new and used inventory to rental fleet and property and equipment purchases less proceeds from the sale of these assets.

  (d)
  Elimination of assets under capital leases acquired from us having a net book value of approximately $0.3 million.

(3)
The pro forma adjustment is made to reflect the elimination of transactions, primarily related to the acquisition of equipment, between us and Eagle. During the nine month period ended September 30, 2005 and year ended December 31, 2004, we recorded revenue of approximately $5.1 million and $0.2 million, respectively, related to transactions with Eagle, for which our costs were approximately $4.7 million and $0.2 million, respectively.

(4)
Rental fleet under operating leases purchased with proceeds from this offering will be depreciated over five years. A pro forma adjustment to reflect additional depreciation expense of $5.5 million and $7.4 million for the nine month period ended September 30, 2005 and the year ended December 31, 2004 has been made. Additionally, a pro forma adjustment of $9.9 million and $14.4 million for the nine month period ended September 30, 2005 and the year ended December 31, 2004 has been made to eliminate historical lease expense on this equipment.

(5)
For pro forma purposes, we have estimated a fair value of the acquired rental fleet of $37.5 million and a useful life for the fleet of four years. On a pro forma basis, depreciation expense would be approximately $7.0 million and $9.4 million for the nine month period ended

  September 30, 2005 and the year ended December 31, 2004, respectively. A pro forma adjustment has been made to reflect the incremental increase of approximately $1.1 million and approximately $1.3 million over the historical depreciation expense reported by Eagle for the nine month period ended September 30, 2005 and the year ended December 31, 2004, respectively.

(6)
In connection with this offering, we will terminate a management services agreement. A pro forma adjustment has been made to eliminate the historical expense related to this agreement of $1.6 million and $1.8 million for the nine month period ended September 30, 2005 and the year ended December 31, 2004, respectively. No adjustment has been made in these pro forma statements of operations to reflect the one-time payment of approximately $8.0 million to the affiliates of BRS which will occur upon termination of the agreement.

(7)
The pro forma condensed statements of operations have not been adjusted for the nonrecurring payment of $8.0 million to the affiliates of BRS. This one-time payment is directly attributable to the transaction and will occur upon termination of the management services agreement.

(8)
Interest expense is comprised of cash-pay interest (interest recorded on debt and other obligations requiring periodic payments) and non-cash pay interest.

(9)
Represents avoided interest expense of approximately $3.3 million and $3.1 million for the nine month period ended September 30, 2005 and the year ended December 31, 2004, respectively, as a result of the use of proceeds to pay down amounts outstanding under our line of credit.

(10)
The pro forma adjustment is made to reflect the elimination of interest expense of approximately $1.0 million and $1.3 million for the nine-month period ended September 30, 2005 and the year ended December 31, 2004, respectively, on Eagle's line of credit of $21.6 million at September 30, 2005, which we will not assume.

(11)
The deferred compensation liability of approximately $8.3 million owed to one current executive and a former executive settled in connection with this offering bears interest at 13%. A pro forma adjustment of approximately $0.8 million and approximately $1.1 million for the nine month period ended September 30, 2005 and the year ended December 31, 2004 has been made to reflect the elimination of historical interest expense on deferred compensation liabilities.

(12)
Historically, we have recorded limited income tax expense due to our reported loss position for income tax purposes, as well as a valuation allowance established to offset our deferred tax asset. Eagle has historically elected to be taxed as an "S" corporation. Upon consummation of the proposed Eagle transaction, Eagle will cease to be taxed as an "S" corporation. Income tax expense reported by both us and Eagle has resulted from state income taxes. We are in the process of evaluating any potential pro forma income tax effect resulting from any of the proposed transactions.

(13)
Net income (loss) per common unit is based upon 100 common units of H&E LLC owned by H&E Holdings. Due to the Reorganization Transactions, net income (loss) per common unit does not relate to the shares of common stock being offered by us in this prospectus.

(14)
In calculating shares of our common stock outstanding, we give retroactive effect to the completion of the Reorganization Transactions. See "Related Party Transactions—Reorganization Transactions."

(15)
Elimination of minority interest. Eagle High Reach Equipment, Inc. ("Eagle Inc.") holds a 50% ownership interest in its subsidiary, Eagle High Reach Equipment, LLC ("Eagle LLC") and SBN Eagle LLC holds the remaining 50%. In the proposed acquisition, we will acquire 100% of the capital stock of Eagle Inc., and 100% of the equity interests of Eagle LLC (including the 50% interest held by SBN Eagle LLC). As a result, we would have a controlling financial interest in Eagle LLC, and both Eagle Inc. and Eagle LLC will be consolidated into our financial statements.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

        The following table sets forth our selected historical consolidated financial data as of the dates and for the dates periods indicated. The selected historical consolidated financial data as of and for the years ended December 31, 2002, 2003 and 2004 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected historical consolidated financial data as of and for the years ended December 31, 2000 and 2001 have been derived from our consolidated financial information not included elsewhere in this prospectus. Our historical results are not necessarily indicative of future performance or results of operations. The selected historical consolidated financial data as of for the nine months ended September 30, 2004 and September 30, 2005 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The unaudited condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements, and in the opinion of our management, reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for those periods. The results for any interim period are not necessarily indicative of the results that may be expected for a full year. You should read the information presented below together with "Unaudited Pro Forma Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes included elsewhere in this prospectus.

	For the Year Ended December 31,					For the Nine Months Ended September 30,
	2000	2001	2002(1)	2003	2004	2004	2005
						(Unaudited)
	(Dollars in thousands, except per share data)
Statement of operations data(2):
Revenues:
Equipment rentals	$70,625	$98,696	$136,624	$153,851	$160,342	$116,722	$136,576
New equipment sales	53,345	84,138	72,143	81,692	116,907	80,570	99,867
Used equipment sales	51,402	59,441	52,487	70,926	84,999	61,984	76,332
Parts sales	34,435	36,524	47,218	53,658	58,014	44,335	51,202
Service revenue	16,553	19,793	27,755	33,349	33,696	25,446	29,459
Other	8,236	10,925	14,778	20,510	24,214	17,564	21,300

Total revenues	234,596	309,517	351,005	413,986	478,172	346,621	414,736

Cost of revenues:
Rental depreciation	28,629	30,004	46,627	55,244	49,590	36,713	39,394
Rental expense	10,916	23,154	37,706	49,696	50,666	38,795	35,024
New equipment sales	47,910	77,442	65,305	73,228	104,111	71,946	87,803
Used equipment sales	44,401	51,378	43,776	58,145	67,906	49,734	58,043
Parts sales	25,846	27,076	34,011	39,086	41,500	31,766	36,105
Service revenue	7,139	8,106	11,438	13,043	12,865	9,639	10,973
Other	11,488	14,439	19,774	26,433	28,246	20,924	21,700

Total cost of revenues	176,329	231,599	258,637	314,875	354,884	259,517	289,042

Gross profit:
Equipment rentals	31,080	45,538	52,291	48,911	60,086	41,214	62,158
New equipment sales	5,435	6,696	6,838	8,464	12,796	8,624	12,064
Used equipment sales	7,001	8,063	8,711	12,781	17,093	12,250	18,289
Parts sales	8,589	9,448	13,207	14,572	16,514	12,569	15,097
Service revenue	9,414	11,687	16,317	20,306	20,831	15,807	18,486
Other (loss)	(3,252)	(3,514)	(4,996)	(5,923)	(4,032)	(3,360)	(400)

Total gross profit	58,267	77,918	92,368	99,111	123,288	87,104	125,694
Selling, general and administrative expenses	46,001	55,382	78,352	93,054	97,525	72,878	81,342
Loss from litigation	—	—	—	17,434	—	—	—
Related party expense	—	—	—	1,275	—	—	—
Gain on sale of property and equipment	—	46	59	80	207	156	15

Income (loss) from operations	12,266	22,582	14,075	(12,572)	25,970	14,382	44,367

Other income (expense):
Interest expense(3)	(22,909)	(17,995)	(28,955)	(39,394)	(39,856)	(29,836)	(30,982)
Other	187	156	372	221	149	95	255

Total other expense, net	(22,722)	(17,839)	(28,583)	(39,173)	(39,707)	(29,741)	(30,727)
Income (loss) before income taxes	(10,456)	4,743	(14,508)	(51,745)	(13,737)	(15,359)	13,640
Income tax provision (benefit)	(3,123)	1,443	(6,287)	(5,694)	—	—	171

Net income (loss)	$(7,333)	$3,300	$(8,221)	$(46,051)	$(13,737)	$(15,359)	$13,469

Net income (loss) per common unit(4)	NM	NM	(82)	(461)	(137)	(154)	135
Other financial data:
EBITDA(5)	$42,994	$54,901	$64,106	$46,808	$79,645	$54,053	$87,850
Adjusted EBITDA(5)	42,994	54,901	64,106	64,242	79,645	54,053	87,850
Depreciation and amortization(6)	30,541	32,163	49,659	59,159	53,526	39,576	43,228
Total capital expenditures (gross)(7)	48,679	111,661	71,974	41,923	86,790	60,724	142,968

	As of December 31,					As of September 30,
	2000	2001	2002	2003	2004	2005
						(Unaudited)
	(Dollars in thousands)
Balance sheet data:
Cash and cash equivalents	$1,627	$4,322	$3,398	$3,891	$3,358	$4,440
Rental equipment, net	147,228	195,701	317,076	261,154	243,630	296,237
Goodwill, net	3,454	3,204	8,572	8,572	8,572	8,572
Deferred financing costs	—	—	12,612	11,235	10,251	8,634
Total assets	245,961	287,129	476,119	409,393	408,669	494,956
Total debt(8)	206,597	196,332	330,139	292,042	299,392	324,501
Total members' equity (deficit)	(15,902)	29,899	26,488	(19,563)	(33,300)	(19,830)

(1)
H&E LLC is the result of the merger on June 17, 2002 of ICM and Head & Engquist with and into Gulf Wide. Accordingly, the historical statement of operations data for H&E LLC for the year ended December 31, 2002 reflects the results of operations of Head & Engquist from January 1, 2002 until the date of the merger and includes ICM's results of operations from the date of the merger through December 31, 2002.

(2)
See note 18 of the 2004 annual consolidated financial statements of H&E LLC included elsewhere in this prospectus discussing business segment information.

(3)
Interest expense is comprised of cash-pay interest (interest recorded on debt and other obligations requiring periodic cash payments) and non-cash pay interest.

(4)
Net income (loss) per common unit is based on 100 units of H&E LLC owned by H&E Holdings since June 17, 2002. The net income (loss) per common unit in 2002 only accounts for the period following the Gulf Wide transaction on June 17, 2002. The periods prior to the Gulf Wide transaction are not meaningful because of the substantial changes to our capital structure resulting form such transaction. Due to the Reorganization Transactions, net income (loss) per common unit does not relate to the shares of common stock being offered by us in this prospectus.

(5)
We define EBITDA as net income (loss) from continuing operations before interest expense, income taxes, and depreciation and amortization. We define Adjusted EBITDA as EBITDA as adjusted for the loss from litigation that was recorded in 2003. We use EBITDA and Adjusted EBITDA in our business operations to, among other things, evaluate the performance of our business, develop budgets and measure our performance against those budgets. We also believe that analysts and investors use EBITDA and Adjusted EBITDA as supplemental measures to evaluate a company's overall operating performance. However, EBITDA and Adjusted EBITDA have material limitations as analytical tools and you should not consider these in isolation, or as a substitute for analysis of our results as reported under GAAP. We find them as useful tools to assist us in evaluating performance because they eliminate items related to capital structure, taxes and non-cash charges. The items that we have eliminated in determining EBITDA and Adjusted EBITDA are interest expense, income taxes, depreciation of fixed assets (which includes rental equipment and property and equipment) and amortization of intangible assets and, in the case of Adjusted EBITDA, the loss from litigation. However, some of these eliminated items are significant to our business. For example, (i)  interest expense is a necessary element of our costs and ability to generate revenue because we incur a significant amount of interest expense related to our outstanding indebtedness; (ii) payment of income taxes is a necessary element of our costs; and (iii) depreciation is a necessary element of our costs and ability to generate revenue because rental equipment is the single largest component of our total assets and we recognize a significant amount of depreciation expense over the estimated useful life of this equipment. Any measure that eliminates components of our capital structure and costs associated with carrying significant amounts of fixed assets on our balance sheet has material limitations as a performance measure. In light of the foregoing limitations, we do not rely solely on EBITDA and Adjusted EBITDA as performance measures and also consider our GAAP results. EBITDA and Adjusted EBITDA are not measurements of our financial performance under GAAP and should not be considered as alternatives to net income, operating income or any other measures derived in accordance with GAAP. Because EBITDA and Adjusted EBITDA are not calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies.

Set forth below is a reconciliation of net income (loss) to EBITDA and Adjusted EBITDA for the periods presented.

	Fiscal Year Ended December 31,			Nine Months Ended September 30,
	2002	2003	2004	2005
	(Dollars in thousands)
Net income (loss)	$(8,221)	$(46,051)	$(13,737)	$13,469
Income tax (benefit) provision	(6,287)	(5,694)	—	171
Interest expense	28,955	39,394	39,856	30,982
Depreciation and amortization(6)	49,659	59,159	53,526	43,228

EBITDA	$64,106	$46,808	$79,645	$87,850

Loss from litigation	—	17,434	—	—

Adjusted EBITDA	$64,106	$64,242	$79,645	$87,850

(6)
This excludes amortization of loan discounts and amortization of deferred financing costs included in interest expense.

(7)
Total capital expenditures include rental equipment purchases, assets transferred from new and used inventory to rental fleet and property and equipment purchases.

(8)
Total debt represents the amounts outstanding under the senior secured credit facility, senior secured notes, senior subordinated notes, notes payable and capital leases.

"NM," as used in the table above, means not meaningful because of the substantial changes to our capital structure resulting from the Gulf Wide transaction.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        The following discussion should be read in conjunction with the "Selected Historical Consolidated Financial Data," and our consolidated financial statements and the related notes included elsewhere in this prospectus. The following discussion contains, in addition to historical information, forward-looking statements that include risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under the heading "Risk Factors" and elsewhere in this prospectus.

Overview

        As more fully described in the notes to our consolidated financial statements, we have restated our previously issued consolidated financial statements to primarily correct our accounting treatment of deferred taxes in connection with our combination with ICM Equipment Company on June 17, 2002. All financial information contained herein reflects the restatements and reclassifications.

  Background

        As one of the largest integrated equipment services companies in the United States focused on heavy construction and industrial equipment, we rent, sell and provide parts and service support for four core categories of specialized equipment: (1) hi-lift or aerial platform equipment; (2) cranes; (3) earthmoving equipment; and (4) industrial lift trucks. By providing equipment rental, sales, and on-site parts, repair and maintenance functions under one roof, we are a one-stop provider for our customers' varied equipment needs. This full service approach provides us with multiple points of customer contact, enables us to maintain an extremely high quality rental fleet, as well as an effective distribution channel for fleet disposal and provides cross-selling opportunities among our new and used equipment sales, rental, parts sales and service operations.

        We operate 41 full-service facilities throughout the Intermountain, Southwest, Gulf Coast and Southeast regions of the United States. Our work force includes distinct, focused sales forces for our new and used equipment sales and rental operations, highly-skilled service technicians, product specialists and regional managers. We focus our sales and rental activities on, and organize our personnel principally by, our four equipment categories. We believe this allows us to provide specialized equipment knowledge, improve the effectiveness of our rental and sales force and strengthen our customer relationships. In addition, we have branch managers at each location who are responsible for managing their assets and financial results. We believe this fosters accountability in our business, and strengthens our local and regional relationships.

        Through our predecessor companies, we have been in the equipment services business for approximately 44 years. H&E LLC was formed in June 2002 through the Gulf Wide transaction. Head & Engquist, founded in 1961, and ICM, founded in 1971, were two leading regional, integrated rental, sales and equipment service companies operating in contiguous geographic markets. Head & Engquist and ICM were merged into Head & Engquist's parent company, Gulf Wide, which was renamed H&E Equipment Services L.L.C. Prior to the combination, Head & Engquist operated 25 facilities in the Gulf Coast region, and ICM operated 16 facilities in the Intermountain region of the United States.

  Business Segments

        We have five reportable segments because we derive our revenues from five principal business activities: (1) equipment rentals; (2) new equipment sales; (3) used equipment sales; (4) parts sales and (5) services. These segments are based upon how we allocate resources and assess performance. In addition, we also have non-segmented revenues and costs that relate to equipment support activities.

  •
  Equipment Rentals.    Our rental operations primarily rent our four core types of construction and industrial equipment. We have an extremely well-maintained rental fleet and our own dedicated sales force, focused by equipment type. We actively manage the size, quality, age and composition of our rental fleet based on our analysis of key measures such as utilization, rental rate trends and targets, and equipment demand, which we closely monitor. We maintain fleet quality through regional quality control managers and our parts and services operations.

  •
  New Equipment Sales.    Our new equipment sales operation sells new equipment in all four product categories. We have a retail sales force focused by equipment type that is separate from our rental sales force. Manufacturer purchase terms and pricing are managed by our product specialists.

  •
  Used Equipment Sales.    Our used equipment sales are generated primarily from sales of used equipment from our rental fleet, as well as from sales of inventoried equipment that we acquire through trade-ins from our equipment customers and through selective purchases of high quality used equipment. Used equipment is sold by our dedicated retail sales force. Our used equipment sales are an effective way for us to manage the size and composition of our rental fleet and provide a profitable distribution channel for disposal of rental equipment.

  •
  Parts Sales.    Our parts business sells new and used parts for the equipment we sell, and also provides parts to our own rental fleet. To a lesser degree, we also sell parts for equipment produced by manufacturers whose products we neither rent nor sell. In order to provide timely parts and service support to our customers as well as our own rental fleet, we maintain an extensive parts inventory.

  •
  Services.    Our services operation provides maintenance and repair services for our customers' equipment and to our own rental fleet at our facilities as well as at our customers' locations. As the authorized distributor for numerous equipment manufacturers, we are able to provide service to that equipment that will be covered under the manufacturer's warranty. We have approximately 544 highly skilled service technicians.

        Our non-segmented revenues and costs relate to equipment support activities that we provide, such as transportation, hauling, parts freight, and damage waivers, and are not generally allocated to reportable segments.

        You can read more about our business segments under "Business" and in note 18 of the consolidated financial statements included elsewhere in this prospectus.

  Revenue Sources

        Total Revenues.    We generate all of our total revenues from our five business segments and our non-segmented equipment support activities. Equipment rentals and new equipment sales account for more than half of our total revenues. For the year ended December 31, 2004, approximately 33.5% of our total revenues were attributable to equipment rentals, 24.4% of our total revenues were attributable to new equipment sales, 17.8% were attributable to used equipment sales, 12.1% were attributable to parts sales, 7.0% were attributable to our service revenues and 5.2% were attributable to non-segmented other revenues.

        The equipment that we sell, rent and service is principally used in the construction industry, as well as by companies for commercial and industrial uses such as plant maintenance and turnarounds. As a result, our total revenues are affected by several factors including, but not limited to, the demand for and availability of rental equipment, rental rates, the demand for new and used equipment, the level of construction and industrial activities, spending levels by our customers, adverse weather conditions and general economic conditions. For a discussion of the impact of seasonality on our revenues, see "Seasonality" below.

  Equipment Rentals.    Revenues from equipment rental depend on rental rates. Because rental rates are impacted by competition in specific regions and markets, we continuously monitor and adjust rental rates. We have a rental rate initiative driven by management to increase rental rates. Equipment rental revenue is also impacted by the availability of equipment and by time utilization (equipment usage based on customer demand). We generate reports on, among other things, time utilization, demand pricing (rental rate pricing based on physical utilization), and rental rate trends on a piece-by-piece basis for our rental fleet. We recognize revenues from equipment rentals in the period earned, over the contract term, regardless of the timing of billing to customers.

  New Equipment Sales.    We optimize revenues from new equipment sales by selling equipment through a professional in-house retail sales force focused by product type. While sales of new equipment are impacted by the availability of equipment from the manufacturer, we believe our status as a leading distributor for some of our key suppliers improves our ability to obtain equipment. New equipment sales are an important component of our integrated model due to customer interaction and service contact; new equipment sales also lead to future parts and service revenues. We recognize revenue from the sale of new equipment at the time of delivery to, or pick-up by, the customer and when all obligations under the sales contract have been fulfilled and collectibility is reasonably assured.

  Used Equipment Sales.    We generate the majority of our used equipment sales revenues by selling equipment from our rental fleet. The remainder of used equipment sales revenues comes from the sale of inventoried equipment that we acquire through trade-ins from our equipment customers and selective purchases of high-quality used equipment. Our policy is not to offer specified-price trade-in arrangements on equipment for sale. Sales of our rental fleet equipment allow us to manage the size, quality, composition and age of our rental fleet, and provide a profitable distribution channel for disposal of rental equipment. We recognize revenue for the sale of used equipment in the same manner that we recognize revenue from new equipment sales.

  Parts Sales.    We generate revenues from the sale of new and used parts for equipment that we rent or sell, as well as for other makes of equipment. Our product support sales representatives are instrumental in generating our parts revenues. They are product specialists and receive performance incentives for achieving certain sales levels. Most of our parts sales come from our extensive in-house parts inventory. Our parts sales provide us with a relatively stable revenue stream that is less sensitive to the economic cycles that affect our rental and equipment sales operations. We recognize revenues from parts sales at the time of delivery, or pick-up by, the customer and when all obligations under the sales contract have been fulfilled and collectibility is reasonably assured.

  Services.    We derive our services revenues from maintenance and repair services to customers for their owned equipment. In addition to repair and maintenance on an as-needed or scheduled basis, we also provide ongoing preventative maintenance services to industrial customers. These preventative maintenance services accounted for approximately 12% of our services revenues for the year ended December 31, 2004. Our after-market service provides a high-margin, relatively stable source of revenue through changing economic cycles. We recognize services revenues at the time services are rendered.

  Non-segmented Revenues.    Our non-segmented other revenue consists of billings to customers for equipment support and activities including: transportation, hauling, parts freight and loss damage waiver charges. We recognize revenue for support services at the time we generate an invoice for such services and after the services have been provided.

  Principal Costs and Expenses

        Our largest expenses are the costs to purchase the new equipment we sell, the costs associated with the used equipment we sell, rental expense, rental depreciation and costs associated with parts sales and services, all of which are included in costs of revenues. For the fiscal year ended December 31, 2004, our total cost of revenues was approximately $354.9 million. Our operating expenses consist principally of selling, general and administrative expense, and, in the case of fiscal year 2003, loss from litigation. For the fiscal year ended December 31, 2004, our operating expenses were approximately $97.5 million. In addition, we have interest expense related to our debt instruments. Operating expenses and all other income and expense items below gross profit are not generally allocated to our reportable segments.

  Cost of Revenues:

  Rental Depreciation.    Depreciation of rental equipment represents the depreciation costs attributable to rental equipment. Generally, the Company depreciates cranes and aerial work platforms over a ten-year useful life, earthmoving over a five-year useful life with a 25% salvage value, and industrial lift trucks over a seven-year useful life. Attachments and other smaller-type equipment are fully depreciated over a three-year useful life. Estimated useful lives vary based on the category of equipment.

  Rental Expense.    Rental expense represents the costs associated with rental equipment, including, among other things, the cost of servicing and maintaining our rental equipment, property taxes on our fleet, equipment operating lease expense and other miscellaneous costs of rental equipment.

  New Equipment Sales.    Cost of new equipment sold consists of the equipment cost of the new equipment that is sold.

  Used Equipment Sales.    Cost of used equipment sold consists of the net book value of rental equipment for used equipment sold from our rental fleet, amount of credit given to the customer towards the new equipment for trade-ins and the equipment cost for used equipment purchased for sale.

  Parts Sales.    Cost of parts sales represents costs attributable to the sale of parts directly to customers.

  Services.    Cost of service revenue represents costs attributable to service provided for the maintenance and repair of customer-owned equipment and equipment then on-rent by customers.

  Non-segmented Other.    Costs associated with providing transportation, hauling, parts freight, and damage waiver including, among other items, drivers wages fuel costs, shipping costs, and our costs related to damage waiver policies.

  Selling, General and Administrative Expenses:

  Our selling, general and administrative expenses include sales and marketing expenses, payroll and related costs, insurance expense, professional fees, property and other taxes, administrative overhead, and depreciation associated with property and equipment (other than rental equipment). These expenses are not generally allocated to our reportable segments.

  Loss from Litigation:

  In July 2000, one of our competitors, Sunbelt Rentals, Inc., brought claims against us in a state court in North Carolina. In May 2003, the Court ruled in favor of the plaintiff in the amount of $17.4 million which we recorded as a loss in 2003. For a more detailed description of this loss, see "Results of Operations."

  Interest Expense:

  Interest expense represents the interest on our outstanding debt instruments, including indebtedness outstanding under our senior secured credit facility, senior secured notes due 2012 and senior subordinated notes due 2013 and statutory interest on the judgment from the Court in the Sunbelt Rentals, Inc. litigation.

  Principal Cash Flows

        We generate cash primarily from our operating activities and historically we have used cash flows from operating activities, and our revolving credit facility as the primary sources of funds to purchase our inventory, and fund working capital and capital expenditures.

  Rental Fleet

        A significant portion of our overall value is in our rental fleet equipment. Our rental fleet (including rental equipment financed with operating leases) as of September 30, 2005, consisted of 14,160 units having an original acquisition cost (which is the cost originally paid to manufacturers or the original amount financed under operating leases) of approximately $510.6 million. As of September 30, 2005, our rental fleet composition was as follows (dollars in millions):

	Units	% of Total Units	Original Acquisition Cost	% of Original Acquisition Cost	Average Age in Months
Aerial Work Platforms	10,583	75%	$320.3	63%	45.4
Cranes	365	2%	78.4	15%	52.8
Earthmoving	829	6%	66.1	13%	16.7
Lift Trucks	1,122	8%	29.2	6%	32.6
Other	1,261	9%	16.6	3%	28.1

Total	14,160	100%	$510.6	100%	41.4

        Determining the optimal age and mix for our rental fleet equipment is subjective and requires considerable estimates by management. We constantly evaluate the mix, age and quality of the equipment in our rental fleet in response to current economic conditions, competition and customer demand. On average, we aged our rental fleet approximately 2.9 months during 2004. We reduced our overall gross rental fleet, through the normal course of business activities, by approximately $24.5 million during 2004. While we reduced the size of our rental fleet, we have been able to increase our utilization, average rental rate and rental revenue. The mix among our four core product lines remained consistent with that of prior years. As a result of our in-house service capabilities and extensive maintenance program, our fleet is extremely well-maintained.

        The mix and age of our rental fleet, as well as our cash flows, are impacted by the normal sales of equipment from the rental fleet and the capital expenditures to acquire new rental fleet equipment. In making acquisition decisions, we evaluate current market conditions, competition, manufacturers' availability, pricing and return on investment over the estimated life of the specific equipment, among other things.

  Principal External Factors that Affect our Businesses

        We are subject to a number of external factors that may adversely affect our businesses. These factors, which are discussed below and under the heading "Forward-Looking Statements," and elsewhere, include:

  •
  Spending levels by customers.    Rental and sales of equipment to the construction industry and to industrial companies constitute a significant portion of our revenues. As a result, we depend upon customers in these businesses and their ability and willingness to make capital expenditures to rent or buy specialized equipment. Accordingly, our business is impacted by fluctuations in customers' spending levels on capital expenditures.

  •
  Economic downturns.    The demand for our products is dependent on the general economy, the industries in which our customers operate or serve, and other factors. Downturns in the general economy or in the construction and manufacturing industries can cause demand for our products to materially decrease. Until recently, our business and profit margins were adversely affected by unfavorable economic conditions which resulted, among other things, in a decline in construction activity and overcapacity of available equipment.

  •
  Adverse weather.    Adverse weather in a geographic region in which we operate may depress demand for equipment in that region. Our equipment is primarily used outdoors and, as a result, prolonged adverse weather conditions may prohibit our customers from continuing their work projects. The adverse weather also has a seasonal impact in parts of our Intermountain region.

        We believe that our integrated business tempers the effects to us of downturns in a particular segment. For a discussion of seasonality, see "Seasonality."

Critical Accounting Policies; Use of Estimates

        We prepare our financial statements in accordance with accounting principles generally accepted in the United States. In applying many accounting principles, we need to make assumptions, estimates and/or judgments that affect the reported amounts of assets, liabilities, revenues and expenses in our consolidated financial statements. We base our estimates and judgments on historical experience and other assumptions that we believe are reasonable under the circumstances. These assumptions, estimates and/or judgments, however, are often subjective and they and our actual results may change based on changing circumstances or changes in our analyses. If actual amounts are ultimately different from our estimates, the revisions are included in our results of operations for the period in which the actual amounts become known. We believe the following critical accounting policies could potentially produce materially different results if we were to change underlying assumptions, estimates and/or judgments. See the notes to our consolidated financial statements for a summary of our significant accounting policies.

        Revenue Recognition.    Our revenue recognition varies by segment. Our policy is to recognize revenue from equipment rentals in the period earned, over the contract term, regardless of the timing of the billing to customers. A rental contract term can be daily, weekly or monthly. Because the term of the contracts can extend across financial reporting periods, we record unbilled rental revenue and deferred rental revenue at the end of reporting periods so rental revenue is appropriately reported in the periods presented. We recognize revenue from new equipment sales, used equipment sales and parts sales at the time of delivery to, or pick-up by, the customer and when all obligations under the sales contract have been fulfilled and collectibility is reasonably assured. We recognize services revenues at the time services are rendered. We recognize other revenues for support services at the time we generate an invoice including the charge for such services.

        Allowance for Doubtful Accounts.    We maintain an allowance for doubtful accounts that reflects our estimate of the amount of our receivables that we will be unable to collect. Our largest exposure to doubtful accounts is in our rental operations. We perform credit evaluations of customers and establish credit limits based on reviews of current credit information and payment histories. Our credit risk is mitigated by our geographically diverse customer base and our credit evaluation procedures. The rate of future credit losses, however, may not be similar to past experience. Our estimate of doubtful accounts could change based on changing circumstances, including changes in the economy or in the particular circumstances of individual customers. Accordingly, we may be required to increase or decrease our allowance.

        Useful Lives of Rental Equipment and Property and Equipment.    We depreciate rental equipment and property and equipment over their estimated useful lives (generally three to ten years), after giving effect to an estimated salvage value of 0% to 25% of cost. The useful life of rental equipment is determined based on our estimate of the period the asset will generate revenues, and the salvage value is determined based on our estimate of the minimum value we could realize from the asset after such period. We routinely review the assumptions utilized in computing rates of depreciation. We may be required to change these estimates based on changes in our industry or other changing circumstances. If these estimates change in the future, we may be required to recognize increased or decreased depreciation expense for these assets.

        The amount of depreciation expense we record is highly dependent upon on the estimated useful life assigned to each category of rental equipment and the salvage values assigned. Generally, we assign lives to our rental fleet ranging from a three-year life, five-year life with a 25% salvage value, seven-year life and a ten-year life. Depreciation expense on the rental fleet for the year ended December 31, 2004 was $49.6 million. For the year ended December 31, 2004, the estimated impact of a change in estimated useful lives for each category of equipment by two years was as follows:

	Aerial Work Platforms	Cranes	Earth- moving	Lift Trucks	Other	Total
	(in millions)
Impact of 2-year change in useful life on results of operations for the year ended December 31, 2004:
Depreciation expense for the year ended December 31, 2004	$23.5	$9.0	$9.7	$4.4	$3.0	$49.6
Increase of 2 years in useful life	18.9	7.7	5.5	3.1	2.4	37.6
Decrease of 2 years in useful life	28.4	11.5	12.9	5.6	3.0	61.4

        For purposes of the sensitivity analysis above, we have elected not to decrease the lives of other equipment which are primarily three year assets; rather we have held the depreciation expense constant at our actual amount. We believe that decreasing the life of the other equipment by two years is an unreasonable estimate and would potentially lead to the decision to expense, rather than capitalize, a significant portion of the subject asset class. As noted in this sensitivity table, in general terms, a one-year change in the estimated life across all classes of our rental equipment fleet will give rise to an approximate change in our annual depreciation expense of $5.0 million.

        As previously mentioned, another significant assumption used in our calculation of depreciation expense is the estimated salvage value assigned to our earthmoving equipment. Based on our recent experience, we have used a 25% factor of the equipment's original cost to estimate its salvage value. This factor is highly subjective and subject to change upon future actual results at the time we dispose of the equipment. A change of 5%, either increase or decrease, in the estimated salvage value would result in a change in our annual depreciation expense of approximately $500,000.

        Impairment of Long-Lived Assets.    Long-lived assets are recorded at the lower of amortized cost or fair value. We review long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted cash flows expected to be generated by the asset over the remaining useful life. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

        Inventories.    We state our new and used equipment inventories at the lower of cost or market by specific identification. Parts and supplies are stated on the lower of the weighted average cost or market. We maintain allowances for damaged, slow-moving and unmarketable inventory to reflect the difference between the cost of the inventory and the estimated market value. Changes in product demand may affect the value of inventory on hand and may require higher inventory allowances. Uncertainties with respect to inventory valuation are inherent in the preparation of financial statements.

Results of Operations

        The tables included in the period comparisons below provide summaries of revenues and gross profits for our business segments. The period-to-period comparisons of financial results are not necessarily indicative of future results.

        Because the Gulf Wide transaction occurred in June 2002, period comparisons that include the fiscal year ended December 31, 2002 do not reflect the effect of the ICM acquisition on results of operations for the full fiscal year and are not indicative of future results. The results of operations for the fiscal year 2002 only include results from the ICM acquisition from June 17, 2002 through December 31, 2002.

Nine Months Ended September 30, 2005 Compared to the Nine Months Ended September 30, 2004

  Revenues

	For the Nine Months Ended September 30,
			Total Dollar Change	Total Percentage Change
	2005	2004
	(in millions, except percentages)
Segment Revenues:
Equipment rentals	$136.6	$116.7	$19.9	17.1%
New equipment sales	99.9	80.6	19.3	23.9%
Used equipment sales	76.3	62.0	14.3	23.1%
Parts sales	51.2	44.3	6.9	15.6%
Services revenues	29.4	25.4	4.0	15.7%
Non-segmented revenues	21.3	17.6	3.7	21.0%

Total revenues	$414.7	$346.6	$68.1	19.6%

        Total Revenues.    Our total revenues for the first nine months of 2005 were $414.7 million compared to $346.6 million for the first nine months of 2004, a $68.1 million, or 19.6% increase. Revenues increased for all reportable segments as a result of increased customer demand for our products and services.

        Equipment Rental Revenues.    Our revenues from equipment rentals increased $19.9 million, or 17.1%, to $136.6 million for the first nine months of 2005 from $116.7 million for the first nine months of 2004. The increase is primarily a result of improved rental rates and higher time utilization. Rental revenues increased for all four core product lines with the primary increase attributable to aerial work platforms, cranes, and lift trucks. Revenues from aerial work platforms increased $13.9 million, cranes increased $2.6 million, earthmoving increased $1.1 million, lift trucks increased $1.3 million and other equipment rentals increased $1.0 million. The remaining increase in rental revenues related to earthmoving and miscellaneous product lines. Rental equipment dollar utilization (quarterly rental revenues annualized, divided by the average quarterly original rental fleet equipment cost of $481.3 million and $475.1 million for 2005 and 2004, respectively) was approximately 37.8% for the first nine months of 2005 compared to 32.4% for the first nine months of 2004.

        New Equipment Sales Revenues.    Our new equipment sales increased $19.3 million, or 23.9%, to $99.9 million for the first nine months of 2005 from $80.6 million for the first nine months of 2004. During the first nine months of 2005, sales of new aerial work platforms increased $5.8 million, new earthmoving sales increased $4.5 million, new crane sales increased $5.0 million and new lift trucks sales increased $2.1 million. Other new equipment sales also increased by $1.9 million.

        Used Equipment Sales Revenues.    Our used equipment sales increased $14.3 million, or 23.1%, to $76.3 million for the first nine months of 2005 from $62.0 million for the first nine months of 2004. In the first nine months of 2005, our used equipment sales from the fleet were approximately 135.8% of net book value compared to 126.4% of net book value in the first nine months of 2004. With extended manufacturer lead times for new equipment, the demand for well-maintained, used equipment has increased.

        Parts Sales Revenues.    Our parts sales increased $6.9 million, or 15.6%, to $51.2 million for the first nine months of 2005 from $44.3 million for the first nine months of 2004. The increase was primarily attributable to increased customer demand for parts.

        Service Revenues.    Our service revenues increased $4.0 million, or 15.7%, to $29.4 million in the first nine months of 2005 from $25.4 million in the first nine months of 2004, primarily because of increased demand for service support.

        Non-segmented Revenues.    Our non-segmented other revenues consisted primarily of equipment support activities including transportation, hauling, parts freight and damage waiver charges. Our other revenues increased $3.7 million, or 21.0%, during the first nine months of 2005. These support activities increased due to the increases in charge-out rates and in our primary business activities.

  Gross profit

	For the Nine Months Ended September 30,
			Total Dollar Change	Total Percentage Change
	2005	2004
	(in millions, except percentages)
Segment Gross Profit:
Equipment rentals	$62.2	$41.2	$21.0	51.0%
New equipment sales	12.1	8.6	3.5	40.7%
Used equipment sales	18.3	12.3	6.0	48.8%
Parts sales	15.1	12.6	2.5	19.8%
Services revenues	18.4	15.8	2.6	16.5%
Non-segmented gross profit	(0.4)	(3.4)	3.0	(88.2)%

Total gross profit	$125.7	$87.1	$38.6	44.3%

        Total Gross Profit.    Our first nine months of 2005 total gross profit was $125.7 million compared to $87.1 million in the first nine months of 2004, a $38.6 million, or 44.3% increase. Gross profit increased primarily as a result of the increase in rental revenues combined with reduced rental expense. In addition, due to the increase in customer demand for new and well-maintained used equipment, we were able to sell our equipment at a higher gross margin. Total gross profit margin for the first nine months of 2005 was 30.3%, up from 25.1% for the first nine months of 2004. Our gross profit was attributable to:

        Equipment Rentals Gross Profit.    Our gross profit from equipment rentals increased $21.0 million, or 51.0%, to $62.2 million for the first nine months of 2005 from $41.2 million for the first nine months of 2004. The increase is primarily a result of a $19.9 million increase in rental revenue and a decrease of $3.8 million in rental expense. These improvements in gross profit were offset by an increase in depreciation expense of $2.7 million.

        New Equipment Sales Gross Profit.    Our new equipment sales gross profit increased $3.5 million, or 40.7%, to $12.1 million for the first nine months of 2005 from $8.6 million for the first nine months of 2004. The increase in new equipment sales gross profit is attributable primarily to higher new equipment sales revenues, improved margins and the mix of equipment sold.

        Used Equipment Sales Gross Profit.    Our used equipment sales gross profit increased $6.0 million, or 48.8%, to $18.3 million for the first nine months of 2005 from $12.3 million for the first nine months of 2004. The increase in used equipment sales gross profit was primarily the result of higher used equipment sales, improved margins and the mix of equipment sold.

        Parts Sales Gross Profit.    Our parts sales gross profit increased $2.5 million, or 19.8%, to $15.1 million for the first nine months of 2005 from $12.6 million for the first nine months of 2004. The increase was attributable primarily to increased customer demand for parts sales.

        Service Revenues Gross Profit.    Our service revenues gross profit increased $2.6 million, or 16.5%, to $18.4 million from $15.8 million in 2004. The increase was primarily attributable to increased customer demand for service support.

        Selling, General and Administrative Expenses.    Selling, general and administrative ("SG&A") expenses increased $8.4 million, or 11.5%, to $81.3 million for the first nine months of 2005 from $72.9 million for the first nine months of 2004. The increase was primarily related to higher sales commissions, performance incentives, benefits and professional services. As a percent of sales, SG&A expenses were 19.6% for the first nine months of 2005 down from 21.0% for the first nine months of 2004.

        Income Taxes.    H&E LLC is a limited liability company that has elected to be treated as a C Corporation for income tax purposes. At the end of the third quarter of 2005 and 2004, we have recorded a tax valuation allowance for the entire amount of our net deferred income tax assets. The valuation allowance was recorded given the cumulative losses we have incurred and our belief that it is more likely than not that we will be unable to recover the net deferred income tax assets.

Year Ended December 31, 2004 Compared to the Year Ended December 31, 2003

  Revenues

	For the Year Ended December 31,
			Total Dollar Change	Total Percentage Change
	2004	2003
	(in millions, except percentages)
Segment Revenues:
Equipment rentals	$160.3	$153.9	$6.4	4.2%
New equipment sales	116.9	81.7	35.2	43.1%
Used equipment sales	85.0	70.9	14.1	19.9%
Parts sales	58.0	53.7	4.3	8.0%
Services	33.7	33.3	0.4	1.2%
Non-segmented revenues	24.3	20.5	3.8	18.5%

Total revenues	$478.2	$414.0	$64.2	15.5%

        Total Revenues.    Our total revenues were $478.2 million in 2004 compared to $414.0 million in 2003, an increase of $64.2 million, or 15.5%. Revenues increased for all reportable segments as a result of increased customer demand for our products and services combined with rental and support activity rate increases.

        Equipment Rental Revenues.    Our revenues from equipment rentals increased $6.4 million, or 4.2%, to $160.3 million in 2004 from $153.9 million in 2003. The increase is primarily due to increased rental rates and higher time utilization, despite a reduction in the overall total gross rental fleet by $24.5 million through the normal course of business activities over the last year. The most significant component of the increase in rental revenues occurred in hi-lift or aerial platform equipment. This increase was offset primarily by a decrease in cranes which is a result of lower time utilization. Rental equipment dollar utilization (annual rental revenues divided by the average quarterly original rental fleet equipment costs of $472.3 million and $518.2 million for 2004 and 2003, respectively) was approximately 33.9% in 2004 compared to 29.7% in 2003.

        New Equipment Sales Revenues.    Our new equipment sales increased $35.2 million, or 43.1%, to $116.9 million in 2004 from $81.7 million in 2003. In 2004, sales of new cranes, aerial work platforms, earthmoving and other new equipment improved, offset by a decline in new lift truck sales. The decline in lift truck sales was primarily due to the timing and availability of equipment.

        Used Equipment Sales Revenues.    Our used equipment sales increased $14.1 million, or 19.9%, to $85.0 million in 2004 from $70.9 million in 2003. Used equipment sales increased in all product lines except for other used equipment sales. In 2004, we sold our used equipment at approximately 125.2% of book value compared to 122.0% of net book value in 2003. With extended manufacturer lead times for new equipment, the demand for well-maintained, used equipment has increased.

        Parts Sales Revenues.    Our parts sales revenues increased $4.3 million, or 8.0%, to $58.0 million in 2004 from $53.7 million in 2003. The increase was primarily attributable to increased customer demand for parts.

        Service Revenues.    Our service revenues increased $0.4 million, or 1.2%, to $33.7 million in 2004 from $33.3 million in 2003. The increase was primarily attributable to increased customer demand for service support.

        Non-segmented Revenues.    Our non-segmented other revenues consisted primarily of billings to customers for equipment support activities including transportation, hauling, parts freight and damage waiver charges. Our other revenue increased $3.8 million, or 18.5%, during 2004. The increase in other revenues is partly attributable to an increase in certain charge-out rates for support activities. In addition, most of these support activities increased due to the increases in our other business activities.

  Gross Profit

	For the Year Ended December 31
			Total Dollar Change	Total Percentage Change
	2004	2003
	(in millions, except percentages)
Segment Gross Profit:
Equipment rentals	$60.1	$48.9	$11.2	22.9%
New equipment sales	12.8	8.5	4.3	50.6%
Used equipment sales	17.1	12.8	4.3	33.6%
Parts sales	16.5	14.5	2.0	13.8%
Services	20.8	20.3	0.5	2.5%
Non-segmented gross profit	(4.0)	(5.9)	1.9	(32.2)%

Total gross profit	$123.3	$99.1	$24.2	24.4%

        Total Gross Profit.    Our total gross profit was $123.3 million in 2004 compared to $99.1 million in 2003, an increase of $24.2 million, or 24.4%. Gross profit increased primarily as a result of the reduction of the overall rental fleet combined with an increase in rental revenues. In addition, due to the increase in customer demand for new and well-maintained used equipment, we were able to sell our equipment at a higher gross margin. Total gross profit margin for 2004 was 25.8%, compared to

23.9% in 2003. Gross profit margins also increased primarily due to the decreased costs associated with the reduced fleet and the improved margins in equipment sales. Our gross profit was attributable to:

        Equipment Rentals Gross Profit.    Our equipment rentals gross profit increased $11.2 million, or 22.7%, to $60.1 million in 2004 from $48.9 million in 2003. The increase was primarily a result of a $6.4 million increase in rental revenue and a decrease of $5.6 million in total rental fleet depreciation. These improvements in gross profit were offset by an increase of $0.8 million in rental expense.

        New Equipment Sales Gross Profit.    Our new equipments sales gross profit increased $4.3 million, or 50.6%, to $12.8 million in 2004 from $8.5 million in 2003. In 2004, gross profit on sales of new cranes, aerial work platforms, earthmoving and other new equipment improved with gross profit on sales of new lift trucks being comparable to last year.

        Used Equipment Sales Gross Profit.    Our gross profit on used equipment sales increased $4.3 million, or 33.6%, to $17.1 million in 2004 from $12.8 million in 2003. Used equipment sales gross profit increased across all product lines except for other used equipment. The increase in used equipment sales gross profit was attributable to increased revenues and the mix of used equipment sold.

        Parts Sales Gross Profit.    Our parts sales revenue gross profit increased $2.0 million, or 13.8%, to $16.5 million in 2004 from $14.5 million in 2003. The increase was primarily attributable to increased customer demand for parts.

        Service Revenues Gross Profit.    Our service revenues gross profit increased $0.5 million, or 2.5%, to $20.8 million in 2004 from $20.3 million in 2003. The increase was primarily attributable to increased customer demand for service support.

        Selling, General and Administrative Expenses.    SG&A expenses increased $4.4 million, or 4.7%, to $97.5 million in 2004 from $93.1 million in 2003. Approximately $3.5 million of the increase related to higher sales commissions, performance incentives, benefits and other costs associated with increased revenues. Rising insurance, facility, depreciation and transportation and hauling costs accounted for the remaining $1.0 million of the total increase. As a percent of total revenues, SG&A expenses were 20.4% in 2004 compared to 22.5% in the prior year.

        Loss from Litigation.    In July 2000, one of our competitors, Sunbelt Rentals, Inc., brought claims against us in the General Court of Justice, Superior Court Division, State of North Carolina, County of Mecklenburg alleging, among other things, that in connection with our hiring of former employees of the plaintiff there occurred a misappropriation of trade secrets, unfair trade practices and interference with prospective advantages. In May 2003, the Court ruled in favor of the plaintiff in the amount of $17.4 million. Consequently, we recorded a $17.4 million loss in 2003. We subsequently appealed the judgment. In conjunction with the appeal and in accordance with the Court's ruling, we posted and filed an irrevocable standby letter of credit for $20.1 million, representing the amount of the judgment plus $2.7 million in anticipated statutory interest (8%) for the twenty-four months during which the judgment was to be appealed. As of September 30, 2005, our fee was 250 basis points on the amount available for issuance. On October 18, 2005, the Court of Appeals of North Carolina denied our appeal.

        We have decided not to pursue any additional appeals and, on November 23, 2005, entered into a settlement agreement with Sunbelt Rentals, Inc. to pay the full amount of the irrevocable standby letter of credit. We made this payment on November 28, 2005. This payment of damages does not cause a default or an event of acceleration under our senior secured credit facility, senior secured notes or senior subordinated notes. The payment of damages does not adversely impact our liquidity, because the payment was funded through our senior secured credit facility and availability under the senior secured credit facility was already reduced by the amount of the letter of credit. At the time of payment, the amount of the judgment was reclassified from accrued liabilities to debt under our senior secured credit facility. This does not result in a net change to total liabilities on our balance sheet. In addition, this does not adversely impact our balance sheet or statement of operations, because the judgment, including statutory interest through September 30, 2005, had already been reflected on our financial statements. We continued to expense interest through the date of payment.

        Related Party Expense.    On June 29, 1999, we entered into a $3.0 million consulting and non-competition agreement with Mr. Thomas Engquist, a related party. The agreement provided for total payments over a ten-year term, payable in increments of $25,000 per month. Mr. Engquist was obligated to provide us consulting services and was to comply with the non-competition provision set forth in a Recapitalization Agreement between us and others dated June 19, 1999. The parties specifically acknowledged and agreed that in the event of the death of Mr. Engquist during the term of the agreement, the payments that otherwise would have been payable to Mr. Engquist under the agreement shall be paid to his heirs.

        Due to Mr. Engquist's passing away during 2003, we will not be provided with any further consulting services. Therefore, we have recorded a $1.3 million expense for the present value of the remaining future payments.

        Other Income (Expense).    Our 2004 other expense increased by $0.5 million to $39.7 million in 2004 from $39.2 million in 2003. Our interest expense for 2004 increased $0.4 million in 2004 compared to 2003. The annual interest rates on our senior secured credit facility averaged 7.1% in 2004 compared to 5.4% in 2003.

        Income Taxes.    H&E LLC is a limited liability company that has elected to be treated as a C Corporation for income tax purposes. For 2004, income taxes increased by $5.7 million to a provision of approximately $0.0 million from a benefit of $5.7 million. The increase is the result of our loss in 2003 and the establishment of a valuation allowance against our net deferred tax assets. At the end of 2004 and 2003, we have recorded a tax valuation allowance for the entire amount of our net deferred income tax assets. The valuation allowance was recorded given the cumulative losses we have incurred and our belief that it is more likely than not that we will be unable to recover the net deferred income tax assets.

Year Ended December 31, 2003 Compared to the Year Ended December 31, 2002

  Revenues

        The following table indicates the impact on operations attributable to the ICM locations acquired in 2002:

	For the Year Ended December 31,
			Total Dollar Change	Total Percent Change	Dollar Change Attributable to ICM Acquisition	Dollar Change Excluding the ICM Acquisition
	2003	2002
	(in millions, except percentages)
Segment Revenues:
Equipment rentals	$153.9	$136.6	$17.3	12.7%	$26.1	$(8.8)
New equipment sales	81.7	72.1	9.6	13.3%	6.9	2.7
Used equipment sales	70.9	52.5	18.4	35.0%	11.2	7.2
Parts sales	53.7	47.2	6.5	13.8%	7.8	(1.3)
Services	33.3	27.8	5.5	19.8%	6.4	(0.9)
Non-segmented revenues	20.5	14.8	5.7	38.5%	4.9	0.8

Total revenues	$414.0	$351.0	$63.0	17.9%	$63.3	$(0.3)

        Total Revenues.    Our 2003 total revenues were $414.0 million, compared to $351.0 million in 2002, an increase of $63.0 million, or 17.9%. Total revenues attributable to the locations associated with the ICM acquisition were $63.3 million. Our ability to increase revenues was hampered by lower customer demand due to a weak economy.

        Equipment Rental Revenues.    Our revenues from equipment rentals increased $17.3 million to $153.9 million for 2003 from $136.6 million for 2002. Included in the increase is $26.1 million of equipment rentals revenue generated by locations associated with the acquisition of ICM. Same-store rental revenue declined $8.8 million for the year, primarily due to lower time utilization in the crane segment and both lower time utilization and rental rates for the aerial work platform segment. Other rental revenue declined due to our de-emphasizing smaller rental equipment. Earthmoving equipment rental revenue improved due to improved time utilization.

        New Equipment Sales Revenues.    Our new equipment sales increased $9.6 million to $81.7 million for 2003 from $72.1 million for 2002. Included in the increase is $6.9 million of new equipment sales related to the locations associated with the acquisition of ICM. During 2003, our sales of new cranes, earthmoving, and lift truck equipment improved but were offset by lower sales of aerial work platform and other new equipment. Sales of new equipment fluctuate based upon customer demand for their projects.

        Used Equipment Sales Revenues.    Our used equipment sales increased $18.4 million to $70.9 million for 2003 from $52.5 million for 2002. Included in the increase is $11.2 million of used equipment sales generated by locations associated with the acquisition of ICM. During 2003, lower sales of both used cranes and used aerial work platform equipment were offset by improvements in sales of used earthmoving, used lift truck and other used equipment. For 2003, we sold our used equipment at approximately 122.0% of net book value.

        Parts Sales Revenues.    In 2003, our parts sales revenues increased $6.5 million to $53.7 million from $47.2 million for 2002. Parts sales revenue associated with the acquisition of ICM were $7.8 million. The remaining $1.3 million decrease was attributable to lower customer demand.

        Service Revenues.    In 2003, our service revenues increased $5.5 million to $33.3 million from $27.8 million for 2002. Service revenues associated with the acquisition of ICM were $6.4 million. The remaining $0.9 million decrease was attributable to lower customer demand.

        Non-segmented Other Revenues.    Our other revenues consisted primarily of billings to our customers for equipment support activities including transportation, hauling, parts freight and damage waiver charges. Our other revenues increased $5.7 million during 2003; $4.9 million of the increase was related to the ICM equipment acquisition.

  Gross Profit

        Included in the following table is the impact on operations attributable to the ICM locations acquired in 2002:

	For the Year Ended December 31,
			Total Dollar Change	Total Percent Change	Dollar Change Attributable to ICM Acquisition	Dollar Change Excluding the ICM Acquisition
	2003	2002
	(in millions, except percentages)
Segment Gross Profit:
Equipment rentals	$48.9	$52.3	$(3.4)	(6.5)%	$6.3	$(9.7)
New equipment sales	8.5	6.8	1.7	25.0%	1.3	0.4
Used equipment sales	12.8	8.7	4.1	47.1%	2.6	1.5
Parts sales	14.5	13.2	1.3	9.8%	2.2	(0.9)
Services	20.3	16.4	3.9	23.8%	4.0	(0.1)
Non-segmented gross profit	(5.9)	(5.0)	(0.9)	18.0%	0.5	(1.4)

Total gross profit	$99.1	$92.4	$6.7	7.3%	$16.9	$(10.2)

        Total Gross Profit.    Our 2003 total gross profit was $99.1 million compared to $92.4 million in 2002, an increase of $6.7 million or 7.3%. Total gross profit attributable to the locations associated with the ICM acquisition was $16.9 million.

        Equipment Rentals Gross Profit.    Our equipment rentals gross profit decreased $3.4 million, or 6.5%, for this year compared to last year. Total equipment rentals gross profit generated by locations associated with the acquisition of ICM was $6.3 million. Same-store equipment gross profit declined $9.7 million for the year, primarily due to lower equipment rental revenues, as previously discussed.

        Depreciation expense on our rental equipment is recorded in equipment rentals cost of revenues. Excluding the $11.6 million related to the ICM acquisition, same-store depreciation expense decreased approximately $3.1 million as a result of a decrease in our rental fleet. For 2003, our maintenance and repair expense increased approximately $3.9 million (excluding the $6.0 million maintenance and repair expense associated with the ICM acquisition), primarily due to our aging the rental fleet.

        New Equipment Sales Gross Profit.    Our new equipment sales gross profit increased $1.7 million to $8.5 million for 2003 compared to $6.8 million for 2002. Included in the increase is $1.3 million of new equipment sales gross profit related to the locations associated with the acquisition of ICM. The fluctuation in new equipment sales gross profit is attributable primarily to the mix of new equipment sold.

        Used Equipment Sales Gross Profit.    Our used equipment sales gross profit increased $4.1 million to $12.8 million for 2003 from $8.7 million for 2002. Included in the increase is $2.6 million of used equipment sales gross profit related to the locations associated with the acquisition of ICM. The fluctuation in used equipment sales gross profit is attributable primarily to the mix of used equipment sold.

        Parts Sales Gross Profit.    In 2003, our parts sales gross profit increased $1.3 million to $14.5 million from $13.2 million for 2002. Parts sales gross profit associated with the acquisition of ICM was $2.2 million. The remaining $0.9 million decrease was attributable to lower customer demand. Despite lower parts sales, the gross profit margin remained consistent as a result of our increased pricing and cost controlling initiatives.

        Service Revenue Gross Profit.    In 2003, our service revenue gross profit increased $3.9 million to $20.3 million from $16.4 million for 2002. Service revenue associated with the acquisition of ICM was $4.0 million. Service revenue gross profit was flat due to level customer demand.

        Selling, General and Administrative Expenses.    Our 2003 SG&A expenses were $93.1 million compared to $78.4 million for 2002. Included in the total $14.7 million increase in SG&A expense was $26.1 million related to the ICM locations. The remaining $11.4 million decrease was primarily the result of our work force reductions, additional cost controlling initiatives implemented by management and continued integration of the merged companies. Depreciation and amortization expense on property and equipment is recorded in SG&A expenses and was $3.9 million for 2003 compared to $3.0 million for 2002 (the ICM acquisition accounted for $0.5 million of the increase).

        Loss from Litigation.    In July 2000, one of our competitors, Sunbelt Rentals, Inc., brought claims against us in the General Court of Justice, Superior Court Division, State of North Carolina, County of Mecklenburg alleging, among other things, that in connection with our hiring of former employees of the plaintiff there occurred a misappropriation of trade secrets, unfair trade practices and interference with prospective advantages. In May 2003, the Court ruled in favor of the plaintiff in the amount of $17.4 million. Consequently, we recorded a $17.4 million loss in 2003. We subsequently appealed the judgment. In conjunction with the appeal and in accordance with the Court's ruling, we have posted and filed an irrevocable standby letter of credit for $20.1 million, representing the amount of the judgment plus $2.7 million in anticipated statutory interest (8%) for the twenty-four months during which the judgment was to be appealed. As of September 30, 2005, our fee was 250 basis points on the amount available for issuance. On October 18, 2005, the Court of Appeals of North Carolina denied our appeal.

        We have decided not to pursue any additional appeals and, on November 23, 2005, entered into a settlement agreement with Sunbelt Rentals, Inc. to pay the full amount of the irrevocable standby letter of credit. We made this payment on November 28, 2005. This payment of damages does not cause a default or an event of acceleration under our senior secured credit facility, senior secured notes or senior subordinated notes. The payment of damages does not adversely impact our liquidity, because the payment was funded through our senior secured credit facility and availability under the senior secured credit facility was already reduced by the amount of the letter of credit. At the time of payment, the amount of the judgment was reclassified from accrued liabilities to debt under our senior secured credit facility. This does not result in a net change to total liabilities on our balance sheet. In addition, this does not adversely impact our balance sheet or statement of operations, because the judgment, including statutory interest through September 30, 2005, had already been reflected on our financial statements. We continued to expense interest through the date of payment.

        Related Party Expense.    On June 29, 1999, we entered into a $3.0 million consulting and non-competition agreement with Mr. Thomas Engquist, a related party. The agreement provided for total payments over a ten-year term, payable in increments of $25,000 per month. Mr. Engquist was obligated to provide us consulting services and was to comply with the non-competition provision set forth in a Recapitalization Agreement between us and others dated June 19, 1999. The parties specifically acknowledged and agreed that in the event of the death of Mr. Engquist during the term of the agreement, the payments that otherwise would have been payable to Mr. Engquist under the agreement shall be paid to his heirs.

        Due to Mr. Engquist's passing away during 2003, we will not be provided any further consulting services. Therefore, we have recorded a $1.3 million expense for the present value of the remaining future payments.

        Other Income (Expense).    Our 2003 other expense increased by $10.6 million to $39.2 million from $28.6 million for 2002. Our interest expense for 2003 increased $10.4 million this year compared to last year as a result of refinancing our total debt and acquiring ICM during 2002. The annual interest rates on our senior secured credit facility averaged 5.4% in 2003 compared to 5.8% in 2002.

        Provision (Benefit) from Income Taxes.    H&E LLC is a limited liability company that has elected to be treated as a C Corporation for income tax purposes. For 2003, income taxes decreased by

$0.6 million to a benefit of approximately $5.7 million from a benefit of approximately $6.3 million for the year ended December 31, 2002. The decrease is a result of our losses in 2003 and 2002 and the establishment of a valuation allowance against our net deferred tax assets. At the end of 2003, we have recorded a tax valuation allowance for the entire amount of our net deferred income tax assets. The valuation allowance was recorded given the cumulative losses we have incurred and our belief that it is more likely than not that we will be unable to recover the net deferred income tax assets.

Liquidity and Capital Resources

        Cash flow from operating activities.    For the nine months ended September 30, 2005, our cash flows provided by operating activities was $37.9 million. Our cash flows from operations were primarily attributed to our reported net income of $13.5 million which, when adjusted for non-cash expense items, such as depreciation and amortization and gains on sale of long-lived assets, provided cash flow of $43.7 million. This amount was principally offset by increases in our receivables of $15.3 million, an increase of inventories of $36.4 million and an increase in prepaid and other assets of $2.1 million. Positively impacting our cash flows from operations was an increase in accounts payable of $30.6 million, primarily related to new equipment inventory held for sale. In addition, an increase in accrued expenses and other liabilities of $16.4 million provided cash from operations, primarily due to timing of payments of accrued wages, benefits, interest and property taxes. For 2004, our cash provided by operating activities was $5.6 million. Our cash flows from operations were primarily attributable to our reported net loss of $13.7 million which, when adjusted for non-cash expense items, such as depreciation, taxes and amortization, and gains on the sale of long-lived assets, provided positive cash flows of $28.4 million. This amount was principally offset by increases in our receivables of $7.7 million and an increase in our inventories of $22.3 million. Our receivables increased during 2004 due to higher sales volume. The increase in our inventories reflects our strategy of taking advantage of available inventory during a time when original equipment manufacturers were experiencing significantly increased lead times. Our cash flows from operations were positively impacted by an increase in insurance reserves, accrued commissions, accrued property taxes and accrued sales tax payables.

        For 2003, our cash provided by operating activities was $19.3 million. Our cash flows from operations were primarily attributable to our reported net loss of $46.1 million which, when adjusted for non-cash expense items, such as depreciation, taxes and amortization, and gains on the sale of long-lived assets used cash flows of $0.2 million. Other uses of operating cash flow were an increase in inventories of $4.4 million. This amount was offset by a $1.3 million decrease in accounts receivable, an increase in accounts payable and accrued expenses payable of $5.1 million, and the $17.4 million estimated loss from litigation.

        Cash flow from investing activities.    For the nine months ended September 30, 2005, cash used in our investing activities was $61.2 million. This is a result of proceeds from sale of rental and non-rental equipment of $62.2 million, offset by purchasing $123.4 million in rental and non-rental equipment. For 2004, cash used in our investing activities was $11.8 million. This is a result of proceeds from the sale of rental and non-rental equipment of $65.7 million offset by purchasing $77.5 million in rental and non-rental equipment. For 2003, cash provided by our investing activities was $20.9 million. This is a result of proceeds from the sale of rental and non-rental equipment of $54.0 million, offset by purchasing $33.1 million in rental and non-rental equipment.

        Cash flow from financing activities.    For the nine months ended September 30, 2005, cash provided by our financing activities was $24.4 million. Our total borrowings under the amended senior secured credit facility were $424.9 million, and total payments under the amended senior secured credit facility were $399.0 million. Payments on capital leases and other notes were $1.3 million. For 2004, cash provided by our financing activities was $5.6 million. For the year, our total borrowings under the amended senior secured credit facility were $479.8 million and total payments under the amended senior secured credit facility were $468.4 million. Financing costs paid in cash for the refinancing totaled $0.9 million and payment of related party obligation was $0.3 million. Payments on capital leases and other notes were $4.5 million.

        For 2003, cash used in our financing activities was $39.8 million. For the year, our total borrowings under the amended senior secured credit facility were $385.5 million and total payments under the amended senior secured credit facility were $418.3 million. Financing costs paid in cash for the refinancing totaled $1.1 million. Payments on capital leases and other notes were $5.8 million.

  Senior Secured Credit Facility Amendments

        During the first quarter of 2004, we amended the senior secured credit agreement dated June 17, 2002, governing our senior secured credit facility. Principally, this amendment:

  •
  extended the maturity date of the amended senior secured credit facility to February 2009;

  •
  eliminated the maximum leverage ratio covenant;

  •
  increased the adjusted maximum leverage ratio covenant from 5.2x to 5.8x for each quarter in the first year; 5.7x for each quarter in the second year; 5.4x for each quarter in the third year; 5.3x for each quarter in the fourth year; and 5.2x for each quarter in the fifth year. The minimum adjusted interest coverage ratio is set at 1.25x for each quarter through 2005; 1.35x for each quarter in 2006 and 2007; and 1.40x for each quarter in 2008 and through the remaining term of the agreement;

  •
  increased the block on availability of assets from $20.0 million to $30.0 million based on the total borrowing base assets; and

  •
  reduced the advance rate on rental fleet assets to 75% from 80% of the orderly liquidation value as defined in the senior secured credit agreement.

        We paid an amendment fee of $0.8 million that is being amortized over the remaining term of the loan.

        On October 26, 2004, we amended the senior secured credit agreement to eliminate the requirement to provide separate collateral reports for our wholly-owned subsidiary, Great Northern Equipment, Inc.

        We also further amended the senior secured credit agreement on January 13, 2005 to increase capital expenditures from $5.0 million to $8.5 during any fiscal year. No amendment fees were paid relating to this amendment or the October 26, 2004 amendment.

        On March 11, 2005, we amended the senior secured credit agreement. Principally, the amendment:

  •
  lowers interest rates according to a pricing grid based upon daily average excess availability for the immediately preceding fiscal month. We elect interest at either (1) the Index Rate (the higher of the prime rate, as determined pursuant to the amended credit agreement, and the federal funds rate plus 50 basis points) plus the applicable revolver Index margin per annum or the applicable LIBOR rate, or (2) LIBOR rate, plus the applicable revolver LIBOR margin per each calendar month. With daily average excess availability equal to or more than $40.0 million, the LIBOR margin will be 2.25% and the Index margin will be 0.75%. If availability falls below $40.0 million and equal to or more than $25.0 million, the senior secured credit facility bears interest at a LIBOR margin of 2.50% and the Index margin will be 1.00%. If availability is less than $25.0 million, the LIBOR margin will be 2.75% and the Index margin will be 1.25%. The commitment fee equal to 0.5% per annum in respect to un-drawn commitments remains unchanged;

  •
  decreases the block on availability of assets from $30 million to $15 million based on the total borrowing base assets; and

  •
  increases the advance rate on rental fleet assets to 80% of orderly liquidation value.

        We did not pay an amendment fee relating to this amendment.

        On March 29, 2005, we further amended the senior secured credit agreement to extend the delivery of audited consolidated financial statements until September 30, 2005. The Company did not pay a fee associated with this amendment.

        As of August 26, 2005, we were granted a waiver under our senior secured credit agreement, pursuant to which our lenders waived our non-compliance with, and the effects of our non-compliance under, various representations and non-financial covenants contained in the senior secured credit agreement affected by the accounting adjustments in connection with the restatement of our previously audited consolidated financial statements described in footnote 20 to the consolidated financial statements included elsewhere in this prospectus. As a result of the restatement, among other things, we would no longer be able to make the representations under the senior secured credit agreement concerning the conformity with GAAP of our previously delivered financial statements, or confirm our prior compliance with certain obligations concerning the maintenance of our books and records in accordance with GAAP. Because the restatement is not expected to result in our having breached any of the financial covenants in the senior secured credit agreement, the waiver does not waive or modify any such financial covenants. We continue to have full access to our senior secured credit facility under the senior secured credit agreement.

        On October 13, 2005, we further amended the senior secured credit agreement. Principally, the amendment:

  •
  increases the aggregate revolving loan commitment from $150.0 million to $165.0 million;

  •
  increases the block on availability of assets from $15.0 million to $16.5 million, based on the total borrowing base assets; and

  •
  increases the lien basket for purchase money indebtedness and conditional sale or other title retention agreements with respect to equipment, from $90.0 million to $125.0 million.

        In connection with this amendment, we paid an amendment fee of approximately $0.1 million.

        On November 16, 2005, we further amended the senior secured credit agreement to remove the $8.5 million limitation on property and equipment capital expenditures. We did not pay an amendment fee relating to this amendment.

        Our availability under the amended senior secured credit facility as of September 30, 2005 was approximately $40.8 million. As of September 30, 2005 and December 31, 2004, we were in compliance with the financial covenants in place at those respective times. For a more detailed description of our amended senior secured credit facility, see "Description of Indebtedness."

  Cash Requirements Related to Operations

        Our principal sources of liquidity have been from cash provided by operations and the sales of new, used and rental fleet equipment, proceeds from the issuance of debt, and borrowings available under our amended senior secured credit facility. As of September 30, 2005, the total balance outstanding on the amended senior secured credit facility was $81.2 million with $40.8 million available in additional borrowings, net of $28.0 million in standby letters of credit. Also on September 30, 2005, our total balance owed on notes payable was $0.5 million. There were no amounts owed under capital leases on September 30, 2005. As of December 31, 2004, the total balance outstanding on the amended senior secured credit facility was $55.3 million, with $67.6 million available in additional borrowings, net of $27.1 million in standby letters of credit. Also on December 31, 2004, our total balance payable on capital lease obligations and notes payable were $1.1 million and $0.7 million, respectively.

        Our principal uses of cash have been to fund operating activities and working capital, finance the purchase of rental fleet equipment, fund payments due under operating leases and manufacturer flooring plans payable, and to meet debt service requirements. In the future, we may also pursue strategic acquisitions. We anticipate that these uses will be the principal demands on our cash in the future.

        The amount of our future capital expenditures will depend on a number of factors including general economic conditions and growth prospects. Our gross rental fleet capital expenditures as of the nine months ended September 30, 2005 were $137.3 million, primarily to replace the rental fleet equipment we sold during the year. We anticipate that our gross capital expenditures will increase as of the twelve months ended December 31, 2005. We anticipate that we will fund these rental fleet capital expenditures with the proceeds from the sales of new, used and rental fleet equipment, cash from operations and, if required, from borrowings under our amended senior secured credit facility. In response to changing economic conditions, we believe we have the flexibility to modify our capital expenditures by adjusting them (either up or down) to match our actual performance. Our gross property and equipment capital expenditures as of the nine months ended September 30, 2005 were $5.7 million. We anticipate our gross property and equipment capital expenditures will increase as of the twelve months ended December 31, 2005. If we pursue any strategic acquisitions, we may need to incur additional debt.

        To service our debt, we will require a significant amount of cash. Our ability to pay interest and principal on our indebtedness (including the senior subordinated and senior secured notes and obligations under the amended senior secured credit facility) and to satisfy our other debt obligations will depend upon our future operating performance and the availability of refinancing indebtedness, which will be affected by prevailing economic conditions and financial, business and other factors, some of which are beyond our control. Based on our current level of operations, we believe our cash flow from operations, available cash and available borrowings under the amended senior secured credit facility will be adequate to meet our future liquidity needs for at least the next twelve months.

        In conjunction with a legal proceeding, we have issued an irrevocable standby letter of credit for $20.1 million representing the amount of the judgment and anticipated statutory interest while the judgment was to be appealed. On October 18, 2005, the Court of Appeals of North Carolina denied our appeal. We have decided not to pursue any additional appeals and, on November 23, 2005, entered into a settlement agreement with the plaintiff to pay the full amount of the irrevocable standby letter of credit. We made this payment on November 28, 2005. Our liquidity is not impacted by this payment, as our availability under our senior secured credit facility had already been reduced by the amount of the letter of credit.

        We cannot assure that our future cash flow will be sufficient to meet our long-term obligations and commitments. If we are unable to generate sufficient cash flow from operations in the future to service our indebtedness and to meet our other commitments, we will be required to adopt one or more alternatives, such as refinancing or restructuring our indebtedness, selling material assets or operations or seeking to raise additional debt or equity capital. We cannot assure that any of these actions could be affected on a timely basis or on satisfactory terms or at all, or that these actions would enable us to continue to satisfy our capital requirements. In addition, our existing or future debt agreements, including the indentures and the amended senior secured credit facility, may contain restrictive covenants prohibiting us from adopting any of these alternatives. Our failure to comply with these covenants could result in an event of default which, if not cured or waived, could result in the accelerations of all of our debt.

  Certain Information Concerning Off-Balance Sheet Arrangements

        We do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. We are, therefore, not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships.

        In the normal course of our business activities, we lease real estate, rental equipment and non-rental fleet equipment under operating leases. See "Contractual and Commercial Commitments Summary" below.

  Contractual and Commercial Commitments Summary

        Our contractual obligations and commercial commitments principally include obligations associated with our outstanding indebtedness and interest payments as of December 31, 2004.

	Payments Due by Year
	Total	2005	2006-2007	2008-2009	Thereafter
	(Dollars in thousands)
Long-term debt (including senior secured and subordinated notes payable)	$253,896	$309	$455	$132	$253,000
Interest payments on senior secured notes(1)	166,875	22,250	44,500	44,500	55,625
Interest payments on senior subordinated notes(1)	56,313	6,625	13,250	13,250	23,188
Senior secured credit facility	55,293	—	—	55,293	—
Interest payments on senior secured credit facility(1)	16,338	3,926	7,852	4,560
Capital lease obligations (including interest)	1,401	1,401	—	—	—
Related party obligation (including interest)(2)	1,350	300	600	450	—
Operating leases(3)	59,011	21,492	24,579	4,729	8,211
Other long-term obligations(4)	64,702	14,679	23,821	19,501	6,701

Total contractual cash obligations	$675,179	$70,982	$115,057	$142,415	$346,725

(1)
Future interest payments are calculated based on the assumption that all debt is outstanding until maturity. For debt instruments with variable interest rates, interest has been calculated for all future periods using rates in effect on December 31, 2004.

(2)
Payments under the consulting and non-competition agreement with Mr. Thomas Engquist.

(3)
This includes total operating lease rental payments (including interest) having initial or remaining non-cancelable lease terms longer than one year.

(4)
This includes: (i) Bruckmann, Rosser, Sherrill & Co., Inc.'s annual management fees through 2012 (based upon the lesser of 1.75% of estimated earnings before interest, taxes, depreciation and amortization, excluding operating lease expense or $2.0 million per year) for $12.8 million, and (ii) payments for secured floor plan financing for $51.2 million.

        Additionally, as of September 30, 2005, we have standby letters of credit totaling $28.0 million that expire in December 2005 and September 2006. As a result of settlement of litigation described in "Business—Legal Proceedings," on November 28, 2005 we funded one of our letters of credit in the amount of approximately $20.1 million through our senior secured credit facility. Accordingly, our outstanding indebtedness under our senior secured credit facility increased, and our letters of credit decreased, by such amount. At November 30, 2005, outstanding indebtedness under our senior secured credit facility was approximately $100.8, and our standby letters of credit totaled approximately $7.9 million.

Seasonality

        Although our business is not significantly impacted by seasonality, the demand for our rental equipment tends to be lower in the winter months. The level of equipment rental activities are directly related to commercial and industrial construction and maintenance activities. Therefore, equipment rental performance will be correlated to the levels of current construction activities. The severity of weather conditions can have a temporary impact on the level of construction activities.

        Equipment sales cycles are also subject to some seasonality with the peak selling period during the spring season and extending through the summer. Parts and service activities are less affected by changes in demand caused by seasonality.

Inflation

        Although we cannot accurately anticipate the effect of inflation on our operations, we believe that inflation has not had for the three most recent fiscal years, and is not likely in the foreseeable future to have, a material impact on our results of operations.

Acquisitions

        We periodically engage in evaluations of potential acquisitions and start-up facilities. The success of our growth strategy depends, in part, on selecting strategic acquisition candidates at attractive prices and identifying strategic start-up locations. We expect to face competition for acquisition candidates, which may limit the number of acquisition opportunities and lead to higher acquisition costs. We may not have the financial resources necessary to consummate any acquisitions or to successfully open any new facilities unaudited in the future or the ability to obtain the necessary funds on satisfactory terms.

        On January 4, 2006, we entered into an agreement to acquire the ownership interests of Eagle for a formula-based purchase price to be determined (which, based on Eagle's unaudited November 30, 2005 financial results, is currently estimated to be approximately $57.2 million), subject to adjustment, plus assumed indebtedness of approximately $2.0 million. The actual purchase price may be higher or lower, depending upon Eagle's actual financial results through the end of the month immediately preceding the closing of the acquisition. In the proposed Eagle acquisition, we would acquire all of the capital stock of Eagle High Reach Equipment, Inc. and all of the equity interests of its subsidiary, Eagle High Reach Equipment, LLC. Eagle High Reach Equipment, Inc. holds a 50% ownership interest in its subsidiary, Eagle High Reach Equipment, LLC, and SBN Eagle LLC holds the remaining 50%. Because in the proposed acquisition we would acquire the ownership interests held by each party, the purchase price would be divided equally between them. Eagle is a construction and industrial equipment rental company serving the southern California construction and industrial markets out of four locations. Eagle's principal business activity is renting aerial work platforms, which represents approximately 75% of that company's revenues. The Eagle acquisition provides us with entry into the high growth southern California market and a platform for further expansion on the West Coast. For its most recent fiscal year ended June 30, 2005, Eagle had revenues of $30.6 million. Gary W. Bagley, our Chairman, serves as the Chief Executive Officer and a manager of Eagle High Reach Equipment, LLC and also serves as the interim Chief Executive Officer and a director of Eagle High Reach Equipment, Inc. Mr. Bagley assumed these positions following the resignation of the former Chief Executive Officer and a director of Eagle High Reach Equipment, Inc. in connection with allegations of, among other things, improper use of company funds by that individual and related persons. Kenneth R. Sharp, Jr., one of our executives, serves as a director of Eagle High Reach Equipment, Inc. In addition, Mr. Bagley and Mr. Sharp hold approximately 25.3% and 6.0%, respectively, of the ownership interests in Eagle High Reach Equipment, Inc. Our proposed acquisition of Eagle is subject to the receipt of financing and the satisfaction of customary closing conditions. In addition, the acquisition agreement is subject to termination by either party under certain circumstances if the closing has not occurred on or before February 28, 2006. We have made a $2.0 million cash deposit into escrow against payment of the purchase price. If the acquisition agreement terminates due to our failure to complete this offering or obtain alternative financing (except under certain circumstances), or if Eagle elects to terminate the acquisition agreement because we are in material breach of our obligations under the acquisition agreement, Eagle will be entitled to retain this $2.0 million deposit. We cannot assure you that we will consummate the Eagle acquisition on favorable terms or at all.

Recent Accounting Pronouncements

        In December 2004, the FASB issued Statement No. 123 (revised 2004), "Share-Based Payment" (FAS No. 123R), which replaces FAS No. 123 and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." FAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim period after June 15, 2005, with early adoption encouraged. In April 2005, the SEC announced that the effective date of Statement No. 123(R) will be deferred until January 1, 2006 for calendar companies. Historically, we have not used stock-based awards for compensating our employees; therefore, the adoption of SFAS No. 123(R) currently would not apply to us. However, prior to the consummation of this offering, we expect to establish a stock incentive plan and will then be required to adopt FAS No. 123(R). Under FAS No. 123(R), we must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at the date of adoption. The effect of adoption of FAS No. 123(R) on our financial position and results of operations will depend in part, on the types and quantities of stock-based awards that we issue to our employees under the new stock incentive plan. We have not yet determined the method of adoption or the effect that the adoption will have on our financial position or results of operations.

        In May 2005, the FASB issued Statement No. 154, "Accounting Changes and Error Corrections" ("SFAS 154"). SFAS 154 replaces APB Opinion No. 20, "Accounting Changes," and FASB Statement No. 3, "Reporting Accounting Charges in Interim Financial Statements." SFAS 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. SFAS 154 also provides that a correction of errors in previously issued financial statements should be termed a "restatement." The new standard is effective for accounting changes and correction of errors beginning July 1, 2005. We have incorporated the provisions of SFAS 154 in the presentation of our December 31, 2004 financial statements.

Quantitative and Qualitative Disclosures about Market Risk

        Our earnings are affected by changes in interest rates due to the fact that interest on the amended senior secured credit facility is calculated based upon LIBOR or the Index Rate, as applicable. See "Description of Indebtedness—Senior Credit Facility." We are also required to pay the lenders a commitment fee equal to 0.5% per annum in respect of undrawn commitments under the amended senior secured credit facility. At December 31, 2004, we had variable rate debt representing 18.5% of total debt. A portion of our indebtedness bears interest at variable rates that are linked to changing market interest rates. Based upon the balances outstanding at December 31, 2004, a one percent increase in market rates would increase our annual interest expense approximately $1.1 million. We do not have significant exposure to the changing interest rates on our fixed-rate senior secured notes, senior subordinated notes or the capital lease obligations, which represented 81.5% of our total debt. The annual interest rates on our senior secured credit facility averaged 7.1% in 2004 compared to 5.4% in 2003.

Change in Accountants

        On October 27, 2004, upon recommendation of the Company's Audit Committee and approval of the Board of Directors, the Company dismissed KPMG LLP as its independent registered public accounting firm. Effective as of that date, the Company has appointed BDO Seidman, LLP to serve as the Company's independent registered public accounting firm. During each of the Company's two most recent fiscal years, there were: (i) no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope and procedure which, if not resolved to the satisfaction of KPMG, would have caused KPMG to make reference to the matter in their report; and (ii) no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

BUSINESS

The Company

        We are one of the largest integrated equipment services companies in the United States focused on heavy construction and industrial equipment. We rent, sell and provide parts and service support for four core categories of specialized equipment: (1) hi-lift or aerial platform equipment; (2) cranes; (3) earthmoving equipment; and (4) industrial lift trucks. We engage in five principal business activities in these equipment categories:

  •
  equipment rental;

  •
  new equipment sales;

  •
  used equipment sales;

  •
  parts sales; and

  •
  repair and maintenance services

By providing rental, sales, parts, repair and maintenance functions under one roof, we offer our customers a one-stop solution for their equipment needs. This full service approach provides us with (1) multiple points of customer contact; (2) cross-selling opportunities among our rental, used and new equipment sales, parts sales and services operations; (3) an effective method to manage our rental fleet through efficient maintenance and profitable distribution of used equipment; and (4) a mix of business activities that enables us to operate effectively throughout economic cycles. We believe that the operating experience and extensive infrastructure we have developed throughout our history as an integrated services company provide us with a competitive advantage over rental-focused companies and equipment distributors. In addition, our focus on four core categories of heavy construction and industrial equipment enables us to offer specialized knowledge and support to our customers. For the year ended December 31, 2004, we generated total revenues of approximately $478.2 million. For the nine months ended September 30, 2005, our total revenues were approximately $414.7 million. The pie charts below illustrate a breakdown of our revenues and gross profit for the year ended December 31, 2004, respectively, by business segment (as reported):

        Our rental equipment operation has an extremely well-maintained, optimally aged rental fleet and its own dedicated sales force focused by equipment type. In new equipment sales, we are a leading distributor for nationally-recognized suppliers of equipment and sell through a specialized retail sales force that is distinct from our rental sales force. Our used equipment sales are generated primarily from sales of used equipment from our rental fleet and are an effective and profitable way for us to manage and dispose of equipment in our rental fleet. We also sell used equipment that we acquire through trade-ins from our equipment customers and through selective purchases of high quality used equipment. Our parts business primarily sells new and used parts for the equipment we sell, maintains an extensive in-house inventory in order to provide timely parts and service support to our customers and is an on-site source of parts for our own rental fleet. Our services operation provides on-site maintenance and repair services for our customers' equipment and for our own fleet, and has approximately 544 service technicians. These complementary rental, sales and service offerings collectively leverage our specialized knowledge and infrastructure to provide an integrated platform of heavy construction and industrial equipment products and services.

        We have operated, through our predecessor companies, as an integrated equipment services company for approximately 44 years and have built an extensive infrastructure that includes 41 full service facilities located throughout the high growth Intermountain, Southwest, Gulf Coast and Southeast regions of the United States. Our management, from the corporate level down to the branch level, has extensive industry experience. We focus our rental and equipment sales activities on, and organize our personnel principally, by our four equipment categories. We believe this allows us to provide specialized equipment knowledge, improve the effectiveness of our rental and sales forces and strengthen our customer relationships. In addition, we operate our day-to-day business on a branch basis which we believe allows us to more closely service our customers, fosters management accountability at local levels, and strengthens our local and regional relationships.

Proposed Acquisition

        On January 4, 2006, we entered into an agreement to acquire the ownership interests of Eagle for a formula-based purchase price to be determined (which, based on Eagle's unaudited November 30, 2005 financial results, is currently estimated to be approximately $57.2 million), subject to adjustment, including assumed indebtedness of approximately $2.0 million. The actual purchase price may be higher or lower, depending upon Eagle's actual financial results through the end of the month immediately preceding the closing of the acquisition. In the proposed Eagle acquisition, we would acquire all of the capital stock of Eagle High Reach Equipment, Inc. and all of the equity interests of its subsidiary, Eagle High Reach Equipment, LLC. Eagle High Reach Equipment, Inc. holds a 50% ownership interest in its subsidiary, Eagle High Reach Equipment, LLC, and SBN Eagle LLC holds the remaining 50%. Because in the proposed acquisition we would acquire the ownership interests held by each party, the purchase price would be divided equally between them. Eagle is a construction and industrial equipment rental company serving the southern California construction and industrial markets out of four locations. Eagle's principal business activity is renting aerial work platforms, which represents approximately 75% of that company's revenues. The Eagle acquisition provides us with entry into the high growth southern California market and a platform for further expansion on the West Coast. For its most recent fiscal year ended June 30, 2005, Eagle had revenues of $30.6 million. Gary W. Bagley, our Chairman, serves as the Chief Executive Officer and a manager of Eagle High Reach Equipment, LLC and also serves as the interim Chief Executive Officer and a director of Eagle High Reach Equipment, Inc. Mr. Bagley assumed these positions following the resignation of the former chief executive officer and a director of Eagle High Reach Equipment, Inc. in connection with allegations of, among other things, improper use of company funds by that individual and related persons. Kenneth R. Sharp, Jr., one of our executives, serves as a director of Eagle High Reach Equipment, Inc. In addition, Mr. Bagley and Mr. Sharp hold approximately 25.3% and 6.0%, respectively, of the ownership interests in Eagle High Reach Equipment, Inc. and would receive approximately $4.3 million and $1.0 million, respectively, from the proceeds of this offering in connection with the potential acquisition. Our proposed acquisition of Eagle is subject to the receipt of financing and the satisfaction of customary closing conditions. In addition, the acquisition agreement is subject to termination by either party under certain circumstances if the closing has not occurred on or before February 28, 2006.

We have made a $2.0 million cash deposit into escrow against payment of the purchase price. If the acquisition agreement terminates due to our failure to complete this offering or obtain alternative financing (except under certain circumstances), or if Eagle elects to terminate the acquisition agreement because we are in material breach of our obligations under the acquisition agreement, Eagle will be entitled to retain this $2.0 million deposit. We cannot assure you that we will consummate the Eagle acquisition on favorable terms or at all. We intend to use a portion of the proceeds of this offering to purchase Eagle.

Products and Services

        Equipment Rentals.    We rent our heavy construction and industrial equipment to our customers on a daily, weekly and monthly basis. We have an extremely well-maintained rental fleet that, at September 30, 2005, consisted of approximately 14,160 pieces of equipment having an original acquisition cost of approximately $510.6 million and an average age of approximately 41 months. As a percentage of original acquisition cost, approximately 63% of our fleet consisted of hi-lift or aerial equipment, 15% consisted of cranes, 13% consisted of earthmoving equipment, 6% consisted of industrial lift trucks, and the remainder consisted of miscellaneous equipment. We actively manage the size, quality, age and composition of our rental fleet, employing a "cradle through grave" approach. During the life of our rental equipment, we:

  •
  aggressively negotiate on purchase price;

  •
  use our customized information technology systems to closely monitor and analyze, among other things, time utilization (equipment usage based on customer demand), rental rate trends and targets and equipment demand;

  •
  maintain fleet quality through regional quality control managers and our on-site parts and services support; and

  •
  dispose of rental equipment through our retail sales force.

        During the first nine months of 2005, we increased our overall gross rental fleet, through normal course business activities by approximately $40.8 million as measured by original acquisition cost. Approximately 70% of our fleet was "on-rent," reflecting the percentage of our rental fleet that was actually rented on average during the first nine months of 2005. We rent our equipment through a dedicated rental sales force focused by product type that is separate from our retail sales force. We continuously monitor and adjust rental rates, and we have a rental rate initiative driven by management to increase rental rates. Our regional focus and active management also allows us to share equipment, where appropriate, among branches within our regions to optimize utilization and rental rates. Our rental business creates cross-selling opportunities for us in sales and services.

        New Equipment Sales.    We sell new heavy construction and industrial equipment in all four equipment categories, and are a leading distributor for nationally-recognized suppliers including JLG Industries, Gehl, Genie Industries (Terex), Komatsu, Bobcat and Yale Material Handling. In addition, we are the world's largest distributor of Grove and Manitowoc crane equipment. We believe that this strong distribution network provides us with a higher level of partnering with key suppliers and improves our purchasing power. Under our distribution agreements, suppliers retain the right to appoint additional dealers and sell directly to national accounts and governmental agencies. In most instances, they may unilaterally terminate their distribution agreements with us at any time without cause. We have both written and oral distribution agreements with our new equipment suppliers. Under our oral agreements, we operate under our developed course of dealing with the supplier and are subject to applicable state law regarding such relationship. We sell new equipment through our professional in-house retail sales force focused by product type. By organizing our sales and purchase activities based on specialized equipment knowledge, we believe we are able to improve the effectiveness of our sales force, better serve our customers, and more efficiently manage purchase terms. Our new equipment sales operation is a source of new customers for our parts sales and service support activities, as well as for used equipment sales.

        Used Equipment Sales.    We sell used equipment primarily from our rental fleet, as well as inventoried equipment that we acquire through trade-ins from our equipment customers and selective purchases of high-quality used equipment. For the year ended December 31, 2004, approximately 77% of our used equipment sales revenues were derived from sales of rental fleet equipment. Selling used equipment is an effective way for us to manage the size and composition of our rental fleet and provides a profitable distribution channel for disposal of rental equipment. We sell used equipment through our retail sales force and we do not rely on auction houses or other wholesale channels for disposition like many of our competitors. We believe this allows us to generally realize higher prices on average for our used rental equipment, which enhances the lifetime profitability of our rental fleet and, consequently, our return on capital. For the year ended December 31, 2004, we sold approximately $65.4 million of used equipment from our rental fleet at an average selling price of 130.3% of book value. Used equipment sales, like new equipment sales, generates parts and service business for us.

        Parts Sales.    We sell new and used parts to customers and also provide parts to our own rental fleet. We sell a range of maintenance and replacement parts from original equipment manufacturers on equipment we sell, as well as for makes of equipment that we do not sell or rent. We maintain an extensive in-house parts inventory in order to provide timely parts and service support to our customers as well as to our own rental fleet. We generally are able to acquire non-stock or out-of-stock parts directly from manufacturers within one to two business days. Our product support sales representatives are specialists by equipment type. Our parts sales provide us with a relatively stable revenue stream that is less sensitive to economic cycles than our rental and equipment sales operations. In addition, our parts operation enable us to maintain a high quality rental fleet and provide additional support to our end users.

        Service Support.    We provide maintenance and repair services for our customers' owned equipment and to our own rental fleet. In addition to repair and maintenance on an as-needed or scheduled basis, we provide ongoing preventative maintenance services and warranty repairs for our customers. We have approximately 544 technicians and over 600 field service and delivery trucks. As part of our commitment to a well-maintained rental fleet and to provide customers with high-quality service and repair options, we devote significant resources to training these technical service employees and over time have built a full-scale services infrastructure that would be difficult for companies without the requisite resources and lead time to replicate. Our after-market service provides a high-margin, relatively stable source of revenue through changing economic cycles.

        In addition to our principal business activities mentioned above, we provide ancillary equipment support activities including transportation, hauling, parts shipping and loss damage waivers.

Industry Background

        The U.S. construction equipment distribution industry is fragmented and consists mainly of a small number of multi-location regional or national operators and a large number of relatively small, independent businesses serving discrete local markets. Construction equipment is largely distributed to end users through two channels: equipment rental companies and equipment dealers. Examples of rental equipment companies include United Rentals, Hertz Equipment Rental and Rental Service Corporation. Examples of equipment dealers include Finning and Toromont. Unlike many of these companies which principally focus on one channel of distribution, we operate substantially in both channels. As an integrated equipment service company, we rent, sell and provide parts and service support. Although many of the historically pure equipment rental companies have announced plans or have begun to provide parts and service support to customers, their service offerings are typically limited and may prove difficult to expand due to the infrastructure, training and resources necessary to develop the breadth of offerings and depth of specialized equipment knowledge that our service and sales staff provides.

        Our business is driven by a broad range of economic factors including total U.S. non-residential construction trends, construction machinery demand, and demand for rental equipment. Current trends in non-residential construction spending support a positive outlook for demand for construction equipment. According to the annual rates published by the U.S. Census Bureau, between 1993 and 2000, private non-residential construction spending (as measured by the value of construction work done on projects underway during the period) grew at a compound annual growth rate of approximately 9.1%. From 2001 to 2004, spending levels declined and slowed dramatically in line with the slowdown of the general industrial economy, and in 2004 spending increased by approximately 4.2% over the prior year. Increased non-residential construction spending has contributed to increased demand for construction machinery. According to a December 2004 issue of Machinery Outlook published by Manfredi & Associates, a leading industry consultant, U.S. consumption of construction machinery is expected to grow to approximately 184,000 units in 2005, representing a 6.6% increase over 2004. This increase continues the strong recovery seen in 2004 (24.4% growth) and in 2003 (9.2% growth) following the downturn that began in 2000. Equipment rental demand is also affected by non- residential construction spending as well as by general economic conditions. During the industrial downturn in the early 2000s, rental equipment operators rationalized excess capacity that had been built up during the 1990s, resulting in improved equipment rental rates as the markets recovered beginning in 2004. Between 1990 and 2004, Manfredi & Associates reports that the U.S. construction equipment rental industry grew from approximately $6.6 billion to a forecasted $26.4 billion. Growth is expected to remain strong in 2005. We believe rebuilding efforts in the Gulf Coast following hurricanes Katrina and Rita could result in additional demand for construction equipment.

Our Competitive Strengths

        Integrated Platform of Products and Services.    We believe that the operating experience and extensive infrastructure we have developed through years of operating as an integrated equipment services company provides us with a competitive advantage over rental-focused companies and equipment distributors. Our integrated platform of products and services provides us with multiple points of customer contact and cross-selling opportunities among our rental, used and new equipment sales, parts sales and services operations. As a result of our integrated approach, our five reporting segments generally derive their revenue from the same customer base. Key strengths of our integrated equipment services platform include:

  •
  Ability to strengthen customer relationships by providing a full-range of products and services;

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  Purchasing power gained through purchases of new equipment sales and rental operations;

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  High quality rental fleet supported by our strong product support capabilities;

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  Established retail sales network resulting in profitable disposal of our used equipment; and

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  Mix of business activities that enable us to effectively operate through economic cycles.

        Complementary, High Margin Parts and Service Operations.    Our parts and service businesses allow us to maintain our rental fleet in excellent condition and to offer our customers top quality rental equipment. Through our operating history, we have invested a significant amount of capital and management resources in our parts and services operations. Our large staff of trained technicians, wide range of stocked parts, and the significant investment and infrastructure at the branch level required to establish our service operations provide us with an advantage over potential competitors who do not have the requisite resources and lead time to build a full-scale parts and service business. Our after-market parts and service businesses together provide us with a high-margin revenue source that has proven to be stable throughout a range of economic cycles. While large capital expenditures may be reduced by economic downturns, customers generally continue to repair and maintain their existing equipment. Parts sales and service revenues on a combined basis represented approximately 30.2% of our gross profit and 19.2% of our total revenues for the year ended December 31, 2004.

        Specialized, High Quality Equipment Fleet.    Our focus on four core types of heavy construction and industrial equipment allows us to better provide the specialized knowledge and support that our customers demand when renting and purchasing equipment. These four types of equipment are attractive because they have a long useful life, high residual value and strong industry demand. We offer customers a comprehensive selection of equipment within these categories from leading manufacturers around the world. In addition, our parts and service operations allow us to optimally maintain our rental equipment fleet. We actively manage our rental fleet quality through regional quality control managers and our parts and service support.

        Well-Developed Infrastructure.    We have built an infrastructure that includes a network of 41 full-service facilities, and a workforce that includes a highly-skilled group of approximately 544 service technicians and an aggregate of approximately 150 sales people in our specialized rental and equipment sales forces. Our integrated platform is the result of many years of strategic development, while many rental-focused equipment companies have only recently begun to devote resources to providing full-service capabilities. In addition, we have strategically expanded our network to solidify our presence in the attractive, contiguous regions where we operate. We believe that our well-developed infrastructure helps us to better serve large multi-regional customers than our historically rental-focused competitors and provides an advantage when competing for lucrative fleet and project management business.

        Leading Distributor for Suppliers.    We are a leading distributor for nationally-recognized equipment suppliers, including JLG Industries, Gehl, Genie Industries (Terex), Komatsu, Bobcat and Yale Material Handling. In addition, we are the world's largest distributor of Grove and Manitowoc crane equipment. These relationships improve our ability to negotiate equipment acquisition pricing and allow us to purchase parts at wholesale costs. As an authorized distributor for a wide range of suppliers, we are also able to provide our customers parts and service that in many cases are covered under the manufacturer's warranty.

        Customized Information Technology Systems.    Our customized information systems provide management and employees with the data and reports that facilitate our ability to make rapid and informed decisions. These systems allow us to actively manage our business and our rental fleet. Our customer relationship management system, which is currently being implemented, will provide our sales force with real-time access to customer and sales information. We expect that the customer relationship management system will be fully implemented by June 2006. We have an in-house team of information technology specialists that support our systems.

        Experienced Management Team.    Our senior management is led by John M. Engquist, our President and Chief Executive Officer, who has approximately 31 years of industry experience. Our senior and regional managers have an average of approximately 21 years of industry experience. Our branch managers have extensive knowledge and industry experience as well.

Our Business Strategy

        Leverage our Integrated Business Model.    We intend to continue to actively leverage our integrated business model to offer a one-stop solution to our customers' varied needs with respect to the four categories of heavy construction and industrial equipment on which we focus. Our platform of full-service, complementary rental, sales, and on-site parts, repair and maintenance functions provides us with multiple points of customer contact, enables us to offer specialized equipment knowledge and support to our customers, and allows us to foster strong customer relationships. We will continue to cross-sell our services to expand and deepen our customer relationships. We believe that our integrated equipment services model provides us with a strong platform for additional growth.

        Managing the Life Cycle of our Rental Equipment.    We actively manage the size, quality, age and composition of our rental fleet, employing a "cradle through grave" approach. During the life of our rental equipment, we (1) aggressively negotiate on purchase price; (2) use our customized information technology systems to closely monitor and analyze, among other things, time utilization (equipment usage based on customer demand), rental rate trends and targets and equipment demand; (3) continuously adjust our fleet mix and pricing; (4) maintain fleet quality through regional quality control managers and our on-site parts and services support; and (5) dispose of rental equipment through our retail sales force. This allows us to purchase our rental equipment at competitive prices, optimally utilize our fleet, cost-effectively maintain our equipment quality and maximize the value of our equipment at the end of its useful life.

        Grow our Parts and Service Operations.    Our strong parts and services operations are keystones of our integrated equipment services platform and together provide us with a relatively stable high-margin revenue source. We have built an extensive infrastructure that enables us to provide parts and service support to our end-users as well as our own rental fleet. We intend to grow this product support side of our business and further penetrate our customer base. Our parts and services operation helps us develop strong, ongoing customer relationships, attract new customers and maintain a high-quality rental fleet.

        Enter Carefully Selected New Markets.    We intend to continue to strategically expand our network to solidify our presence in the attractive, contiguous regions where we operate. The proposed Eagle acquisition, if consummated, will expand our presence into California. The regions in which we operate are attractive because they are among the highest growth areas in the United States. We have a proven track record of successfully entering new markets and currently have 41 full-service facilities located in 16 states. We look to add locations that offer attractive growth opportunities, high demand for construction and heavy equipment, and contiguity to our existing markets.

        Make Selective Acquisitions.    The equipment industry is fragmented and consists of a large number of relatively small, independent businesses servicing discrete local markets. Some of these businesses may represent attractive acquisition candidates. We intend to evaluate and pursue acquisitions on an opportunistic basis, with an objective of increasing our revenues, improving our profitability, entering additional attractive markets and strengthening our competitive position.

History

        Through our predecessor companies, we have been in the equipment services business for approximately 44 years. H&E LLC was formed in June 2002 through the Gulf Wide transaction. Head & Engquist, founded in 1961, and ICM, founded in 1971, were two leading regional, integrated equipment service companies operating in contiguous geographic markets. In the combination, Head & Engquist and ICM were merged with and into Gulf Wide, which was renamed H&E Equipment Services L.L.C. Prior to the combination, Head & Engquist operated 25 facilities in the Gulf Coast region, and ICM operated 16 facilities in the Intermountain region of the United States. We were formed as a Delaware corporation in September 2005.

Customers

        We serve more than 21,000 customers in the United States, primarily in the Intermountain, Southwest, Gulf Coast and Southeast regions. Our customers include a wide range of industrial and commercial companies, construction contractors, manufacturers, public utilities, municipalities, maintenance contractors and a variety of other large industrial accounts. They vary from small, single machine owners to large contractors and industrial and commercial companies who typically operate under equipment and maintenance budgets. Our branches enable us to closely service local and regional customers, while our well developed full service infrastructure enables us to effectively service multi-regional and national accounts. Our integrated strategy enables us to satisfy customer requirements and increase revenues from customers through cross-selling opportunities presented by the various products and services that we offer. As a result, our five reporting segments generally derive their revenue from the same customer base. In 2004, no single customer accounted for more than 1.0% of our revenues and our top ten customers combined accounted for less than 6.0% of our total revenues.

Sales and Marketing

        We have two distinct, focused sales forces; one specializing in equipment rentals and one focused specifically on new and used equipment sales. We believe maintaining separate sales forces for equipment rental and sales is important to our customer service, allowing us to effectively meet the demands of different types of customers.

        Both our rental sales force and equipment sales force, together comprising over 150 sales people, are divided into smaller, product focused teams which enhances the development of in-depth product application and technical expertise. To further develop knowledge and experience, we provide our sales force with extensive training, including frequent factory and in-house training by manufacturer representatives regarding the operational features, operator safety training and maintenance of new equipment. This training is essential, as our sales personnel regularly call on contractors' job sites often assisting customers in assessing their immediate and ongoing equipment needs. In addition, we have a commission-based compensation program for our sales force.

        We recently began to implement a company wide customer relationship management system. We believe that this comprehensive customer and sales management tool will enhance our territory management program by increasing the productivity and efficiency of our sales representatives and branch managers as they are provided real-time access to sales and customer information.

        We have developed strategies to identify target customers for our equipment services in all markets. These strategies allow our sales force to identify frequent rental users, function as advisors and problem solvers for our customers and accelerate the sale process in new operations.

        While our specialized, well-trained sales force strengthens our customer relationships and fosters customer loyalty, we also promote our business through marketing and advertising, including industry publications, direct mail campaigns, the Internet and Yellow Pages.

        We have implemented a national accounts program in order to develop national relationships and increase awareness of our extensive offering of industrial and construction equipment, ancillary products, parts and services. Under this program, a portion of our sales force is assigned to call on corporate headquarters of our large customers, particularly those with a national or multi-regional presence.

Suppliers

        We purchase a significant amount of equipment from the same manufacturers with whom we have distribution agreements. These relationships improve our ability to negotiate equipment acquisition pricing. As an authorized distributor for a wide range of suppliers, we are also able to provide our customers parts and service that in many cases are covered under the manufacturer's warranty. We are a leading distributor for nationally-recognized equipment suppliers including JLG Industries, Gehl, Genie Industries (Terex), Komatsu, Bobcat, Yale Material Handling, Grove and Manitowoc. While we believe that we have alternative sources of supply for the equipment we purchase in each of our principal product categories, termination of one or more of our relationships with any of our major suppliers of equipment could have a material adverse effect on our business, financial condition or results of operation if we were unable to obtain adequate or timely rental and sales equipment.

Information Technology Systems

        We have specialized information systems that track (i) rental inventory utilization statistics; (ii) maintenance and repair costs; (iii) returns on investment for specific equipment types; and (iv) detailed operational and financial information for each piece of equipment. These systems enable us to closely monitor our performance and actively manage our business, and include features that were custom designed to support our integrated services platform. The point-of-sale aspect of our systems enables us to link all of our facilities, permitting universal access to real-time data concerning equipment located at the individual facility locations and the rental status and maintenance history for each piece of equipment. In addition, our systems include, among other features, on-line contract generation, automated billing, local sales tax computation and automated rental purchase option calculation. We customized our customer relationship management system to enable us to more effectively manage our business. This customer relationship management system, which is currently being implemented, provide real-time sales and customer information, a quote system, a territory mapping feature and other organizational tools to assist our sales forces. In addition, we maintain an extensive customer database which allows us to monitor the status and maintenance history of our customers' owned-equipment and enables us to more effectively provide parts and service to meet their needs. All of our critical systems run on servers and other equipment that is less than three years old.

Seasonality

        Although our business is not significantly impacted by seasonality, the demand for our rental equipment tends to be lower in the winter months. The level of equipment rental activities are directly related to commercial and industrial construction and maintenance activities. Therefore, equipment rental performance will be correlated to the levels of current construction activities. The severity of weather conditions can have a temporary impact on the level of construction activities.

        Equipment sales cycles are also subject to some seasonality with the peak selling period during the spring season and extending through the summer. Parts and service activities are less affected by changes in demand caused by seasonality.

Competition

        The equipment industry is generally comprised of either pure rental equipment companies or manufacturer dealer/distributorship companies. We are an integrated equipment services company and rent, sell and provide parts and service support. Despite consolidation, the equipment industry is still fragmented and consists mainly of a small number of multi-location regional or national operators and a large number of relatively small, independent businesses serving discrete local markets. Many of the markets in which we operate are served by numerous competitors, ranging from national and multi-regional equipment rental companies (for example, United Rentals, Hertz Equipment Rental, NationsRent and RSC Equipment Rental) to small, independent businesses with a limited number of locations.

        We believe that participants in the equipment rental industry generally compete on the basis of availability, quality, reliability, delivery and price. In general, large operators enjoy substantial competitive advantages over small, independent rental businesses due to a distinct price advantage. Although many rental equipment companies have now announced plans to provide parts and service support to customers, their service offerings are typically limited and may prove difficult to expand due to the training, infrastructure and management resources necessary to develop the breadth of service offerings and depth of knowledge our service technicians are able to provide. Some of our competitors have significantly greater financial, marketing and other resources than we do.

        The retail sales and distribution industry continues to be redefined through consolidation and competition. Traditionally, equipment manufacturers distributed their equipment and parts through a network of independent dealers with distribution agreements. As a result of the consolidation and competition, both manufacturers and distributors sought to streamline their operations, improve their costs and gain market share. Our established, integrated infrastructure enables us to compete directly with our competitors on either a local, regional or national basis. We believe customers place a greater emphasis on value-added services, teaming with equipment rental and sales companies who can meet all of their equipment, parts and service needs.

Environmental and Safety Regulations

        Our facilities and operations are subject to comprehensive and frequently changing federal, state and local environmental and occupational health and safety laws. These laws regulate (i) the handling, storage, use and disposal of hazardous materials and wastes and, if any, the associated cleanup of properties affected by pollutants; (ii) air quality; and (iii) wastewater. We do not currently anticipate any material adverse effect on our business or financial condition or competitive position as a result of our efforts to comply with such requirements. Although we have made and will continue to make capital and other expenditures to comply with environmental requirements, we do not expect to incur material capital expenditures for environmental controls or compliance.

        In the future, federal, state or local governments could enact new or more stringent laws or issue new or more stringent regulations concerning environmental and worker health and safety matters, or effect a change in their enforcement of existing laws or regulations, that could affect our operations. Also, in the future, contamination may be found to exist at our facilities or off-site locations where we have sent wastes. There can be no assurance that we will not discover previously unknown environmental non-compliance or contamination. We could be held liable for such newly-discovered non-compliance or contamination. It is possible that changes in environmental and worker health and safety laws or liabilities from newly-discovered non-compliance or contamination could have a material adverse effect on our business, financial condition and results of operations.

Employees

        As of September 30, 2005, we had approximately 1,408 employees. The total number of employees does not significantly fluctuate throughout the year. Of these employees, 463 are salaried personnel and 945 are hourly personnel. Our employees perform the following functions: sales operations, parts operations, rental operations, technical service and office and administrative support. Collective bargaining agreements relating to three separate locations cover approximately 90 of our employees. We believe our relations with our employees are good, and we have never experienced a work stoppage.

Properties

        We currently have a network of 41 full-service facilities, serving more than 21,000 customers across 16 states in the Intermountain, Southwest, Gulf Coast and Southeast regions of the United States.

        In our facilities, we rent, display and sell equipment, including tools and supplies, and provide maintenance and basic repair work. We own four of our locations and lease 37 locations. Our leases provide for varying terms and renewal options. The following table provides data on our locations:

City/State	Leased/Owned
Alabama
Birmingham	Leased
Arizona
Phoenix	Leased

Tucson	Leased
Arkansas
Little Rock	Owned
Springdale	Owned
Colorado
Denver	Leased
Colorado Springs	Leased
Florida
Fort Myers	Leased
Orlando	Leased
Tampa	Leased
Georgia
Atlanta	Leased
Idaho
Boise	Leased
Coeur D'Alene	Leased
Louisiana
Alexandria	Leased
Baton Rouge	Leased
Belle Chasse(2)	Leased/Owned
Gonzales	Leased
Kenner	Leased
Lake Charles	Leased
Shreveport(2)	Leased
Mississippi
Jackson	Leased
Montana
Billings	Leased
Belgrade	Leased
Missoula	Leased
New Mexico
Albuquerque	Leased
Nevada
Las Vegas	Leased
Reno	Leased
North Carolina
Charlotte	Leased
Oklahoma
Oklahoma City	Leased
Tulsa	Leased
Texas
Dallas(2)	Leased
Houston(3)	Leased
San Antonio	Owned

Utah
Ogden	Leased
Salt Lake City	Leased
St. George	Leased
Eagle Facilities (California)
Bakersfield	Leased
La Mirada(2)	Leased
San Diego	Leased
Santa Fe Springs	Owned

        Each of our facility locations has a branch manager who is responsible for day-to-day operations. In addition, facilities are typically staffed with approximately 10 to 100 people, who may include technicians, salesmen, rental operations staff and parts specialists. While facility offices are typically open five days a week, we provide 24 hour, seven day per week service.

        Our corporate headquarters are located in Baton Rouge, Louisiana, where we occupy approximately 18,400 square feet under a lease that extends until February 28, 2007. We believe that our existing facilities will be sufficient for the conduct of our business during the next fiscal year.

Legal Proceedings

        Other than the legal proceeding referred to below, we are not currently a party to any material pending legal proceedings that could have a materially adverse effect on our business or financial condition.

        In July 2000, one of our competitors, Sunbelt Rentals, Inc., brought claims against us in the General Court of Justice, Superior Court Division, State of North Carolina, County of Mecklenburg, alleging, among other things, that in connection with our hiring of former employees of the plaintiff there occurred a misappropriation of trade secrets, unfair trade practices and interference with prospective advantages. In May 2003, the court ruled in favor of the plaintiff in the amount of $17.4 million. We subsequently appealed the judgment. In conjunction with the appeal and in accordance with the court's ruling, we have posted and filed an irrevocable standby letter of credit for $20.1 million, representing the amount of the judgment plus $2.7 million in anticipated statutory interest for the twenty-four months while the judgment was to be appealed. For additional information on our standby letter of credit, you should refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations." As of September 30, 2005, our fee was 250 basis points on the amount available for issuance. On October 18, 2005, the Court of Appeals of North Carolina denied our appeal.

        We have decided not to pursue any additional appeals and, on November 23, 2005, entered into a settlement agreement with Sunbelt Rentals, Inc. to pay the full amount of the irrevocable standby letter of credit. We made this payment on November 28, 2005. This payment of damages does not cause a default or an event of acceleration under our senior secured credit facility, senior secured notes or senior subordinated notes. The payment of damages does not adversely impact our liquidity, because the payment was funded through our senior secured credit facility and availability under the senior secured credit facility was already reduced by the amount of the letter of credit. At the time of payment, the amount of the judgment was reclassified from accrued liabilities to debt under our senior secured credit facility. This does not result in a net change to total liabilities on our balance sheet. In addition, this does not adversely impact our balance sheet or statement of operations, because the judgment, including statutory interest through September 30, 2005, had already been reflected on our financial statements. We continued to expense interest through the date of payment.

MANAGEMENT

Directors and Executive Officers

        The following table sets forth the names, ages and titles, as well as a brief account of the business experience, of each person who is a director or executive officer of H&E LLC and of us, since September 2005.

Name	Age	Title
Gary W. Bagley	58	Chairman and Director
John M. Engquist	52	President, Chief Executive Officer and Director
Leslie S. Magee	37	Chief Financial Officer and Secretary
Bradley W. Barber	33	Executive Vice President and General Manager
William W. Fox	62	Vice President, Cranes and Earthmoving
Kenneth R. Sharp, Jr.	60	Vice President, Lift Trucks
John D. Jones	48	Vice President, Product Support
Dale W. Roesener	48	Vice President, Fleet Management
Keith E. Alessi	51	Director
Bruce C. Bruckmann	52	Director
Lawrence C. Karlson	63	Director
John T. Sawyer	61	Director

        Gary W. Bagley has served as Chairman and Director since the formation of H&E LLC in 2002. Mr. Bagley has served as interim Chief Executive Officer and a director of Eagle High Reach Equipment, Inc. since February 2004. Mr. Bagley has served as Chief Executive Officer and as a director of Eagle High Reach Equipment, LLC since December 2004. Mr. Bagley served as President of ICM since 1996 and Chief Executive Officer since 1998 until H&E LLC was formed in June 2002, when he became executive Chairman of H&E LLC. He retired as an executive of H&E LLC in 2004. Prior to 1996, he held various positions at ICM, including Salesman, Sales Manager and General Manager. Prior to that, Mr. Bagley served as Vice President and ICM General Manager of Wheeler Machinery Co. Mr. Bagley has served on a number of dealer advisory boards and industry association boards.

        John M. Engquist has served as President, Chief Executive Officer and Director since the formation of H&E LLC in 2002. He served as President and Chief Executive Officer of Head & Engquist since 1990 and Director of Gulf Wide since 1995. From 1975 to 1990, he held various operational positions at Head & Engquist, starting as a mechanic's helper. Mr. Engquist serves on the Board of Directors of Cajun Constructors, Inc. and Business First Bank and on the Professional Advisory Board of Directors of St. Jude Children's Research Hospital in Memphis, Tennessee.

        Leslie S. Magee has served as Chief Financial Officer and Secretary since August 2005. Ms. Magee served as Acting Chief Financial Officer of H&E LLC from December 2004 through August 2005. Prior to that, Ms. Magee served as Corporate Controller for H&E LLC and Head & Engquist. Prior to joining Head & Engquist in 1995, Ms. Magee spent five years working for Hawthorn, Waymouth & Carroll, L.L.P, an accounting firm based in Baton Rouge, Louisiana. Ms. Magee is a Certified Public Accountant and is a member of the American Institute of Certified Public Accountants and the Louisiana Society of Certified Public Accountants.

        Bradley W. Barber has served as Executive Vice President and General Manager since November 2005. Previously, Mr. Barber served as Vice President, Rental Operations from February 2003 to November 2005. Prior to that, Mr. Barber served as Director of Rental Operations for H&E LLC and Head & Engquist from March 1998 to February 2003. Prior to joining Head & Engquist in March

1998, Mr. Barber worked in both outside sales and branch management for a regional equipment company.

        William W. Fox has served as Vice President, Cranes and Earthmoving since the formation of H&E LLC in 2002. Mr. Fox served as Executive Vice President and General Manager of Head & Engquist since 1995 and served as President of South Texas Equipment Co., a subsidiary for Head &Engquist, from 1995 to 1997. Prior to that, Mr. Fox held various executive and managerial positions with the Manitowoc Engineering Company and its subsidiary, North Central Crane. He was Executive Vice President/General Manager from 1989 to 1995, Vice President, Sales from 1988 to 1989, and General Manager from 1986 to 1988 of Manitowoc Engineering Company. Mr. Fox was Executive Vice President/General Manager at North Central Crane from 1980 to 1986.

        Kenneth R. Sharp, Jr. has served as Vice President, Lift Trucks since the formation of H&E LLC in 2002. Mr. Sharp began his career at ICM in 1973 and served as Executive Vice President of ICM since 1996. From 1989 to 1996, Mr. Sharp served as General Manager of the ICM Power Systems Division. From 1983 to 1989, he held various positions at ICM including Salesman, Sales Manager and Product Support Manager. Mr. Sharp is a director of Eagle High Reach Equipment, Inc.

        John D. Jones has served as Vice President, Product Support since the formation of H&E LLC in 2002. Mr. Jones served as Vice President of Product Support Service at Head & Engquist since 1994. From 1991 to 1994, he was General Manager of Product Support at Louisiana Machinery. From 1987 to 1991 he served as General Manager of the Parts Operation at Holt Company of Louisiana. From 1976 to 1987, Mr. Jones worked in Product Support and Marketing for Boyce Machinery.

        Dale W. Roesener has served as Vice President, Fleet Management since the formation of H&E LLC in 2002. Mr. Roesener founded Southern Nevada Equipment Company in 1983 and served as its President and Chief Executive Officer until 1998 when he joined ICM as Senior Vice President, Secretary and Fleet Manager.

        Keith E. Alessi has been a Director and Chairman of the Audit Committee of H&E LLC since November 2002. Mr. Alessi has been Chairman and Chief Executive Officer (and owner) of Lifestyles Improvement Centers LLC since February 2003. Mr. Alessi has also been an Adjunct Professor of Law at The Washington and Lee University School of Law since 1999 and Adjunct Professor at The University of Michigan Graduate School of Business Administration since 2001. He is a director and the chairman of the audit committees for Town Sports International, Inc., MWI Veterinary Supply, Inc. and O'Sullivan Industries LLC. Mr. Alessi was previously Chairman and CEO of Telespectrum Worldwide, Inc. from April 1998 to February 2000 and Jackson Hewitt, Inc. from May 1996 to April 1998. Mr. Alessi is a Certified Public Accountant.

        Bruce C. Bruckmann has been a Director since the formation of H&E LLC in 2002. Mr. Bruckmann has served as a director of both predecessor companies, Head & Engquist and ICM. Mr. Bruckmann is a founder and has been a Managing Director of BRS since its formation in 1995. He served as an officer of Citicorp Venture Capital Ltd. from 1983 through 1994. Prior to joining Citicorp Venture Capital, Mr. Bruckmann was an associate at the New York law firm of Patterson, Belknap, Webb & Tyler. Mr. Bruckmann is a director of Mohawk Industries, Inc., MWI Veterinary Supply, Inc., Town Sports International, Inc. and a number of private companies.

        Lawrence C. Karlson has been a Director since September 2002. In 1983, Mr. Karlson formed Nobel Electronics, Inc. In 1986, Nobel Electronics was reverse-merged into Pharos AB and Mr. Karlson became President and Chief Executive Officer. In 1990 he was named Chairman. He retired in 1993. Mr. Karlson provides consulting services to a wide variety of business. He currently sits on the Board of Directors of CDI Corporation and Mikron Infrared, Inc.

        John T. Sawyer has been a Director since September 2002. Mr. Sawyer is President of Penhall Company. He joined Penhall in 1978 as the Estimating Manager of the Anaheim Division. In 1980, Mr. Sawyer was appointed Manager of Penhall's National Contracting Division, and in 1984, he

assumed the position of Vice President and became responsible for managing all construction services divisions. Mr. Sawyer has been President of Penhall since 1989.

        A holder of our senior subordinated notes has non-voting observer rights with respect to the Board of Directors and board subcommittees of H&E LLC, as described under "Related Party Transactions—Investor Rights Agreement."

Committees of Our Board of Directors

        Audit Committee.    The Audit Committee currently consists of Messrs. Alessi, Karlson and Sawyer. The board of directors has determined that Mr. Alessi qualifies as an "audit committee financial expert" within the meaning of SEC rules and regulations. The composition of the Audit Committee will satisfy the independence and other requirements of the SEC and The Nasdaq National Market rules.

        The Audit Committee is responsible for, among other things:

  •
  directly appointing, retaining, evaluating, compensating and terminating our independent auditors;

  •
  discussing with our independent registered public accounting firm auditors their independence from management;

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  reviewing with our independent registered public accounting firm auditors the scope and results of their audit;

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  pre-approving all audit and permissible non-audit services to be performed by the independent registered public accounting firm;

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  overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC; and

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  reviewing and monitoring our accounting principles, policies and financial and accounting controls.

        Compensation Committee.    The Compensation Committee currently consists of Messrs. Bruckmann and Karlson. The board of directors will nominate a third director within the timeframe required by applicable SEC and The Nasdaq National Market rules and regulations. The composition of the Compensation Committee will satisfy the independence and other requirements of the SEC and The Nasdaq National Market rules.

        The Compensation Committee will be responsible for, among other things:

  •
  reviewing and recommending director compensation policies to the board of directors;

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  making recommendations, at least annually, to the board of directors regarding our policies relating to the amounts and terms of all compensation of our executive officers; and

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  administering and discharging the authority of the board of directors with respect to our equity plans.

        Corporate Governance and Nominating Committee.    Our board of directors will designate a Corporate Governance and Nominating Committee that will consist of three members within the timeframe required by applicable SEC and The Nasdaq National Market rules and regulations. The composition of the Corporate Governance and Nominating Committee will satisfy the independence and other requirements of the SEC and The Nasdaq National Market rules.

        The Corporate Governance and Nominating Committee will be responsible for, among other things:

  •
  selecting potential candidates to be nominated for election to the board of directors;

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  recommending potential candidates for election to the board of directors;

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  reviewing corporate governance matters; and

  •
  making recommendations to the board of directors concerning the structure and membership of other board committees.

Executive Compensation

        The following tables summarize, for the periods indicated, the principal components of compensation for the Chief Executive Officer and the four highest compensated executive officers of H&E LLC (collectively, the "named executive officers") for the years ended December 31, 2004, 2003 and 2002:

Summary Compensation Table

Annual Compensation
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation(a)		All Other Compensation(b)
John M. Engquist Chief Executive Officer, President and Director	2004 2003 2002	$519,000 500,000 500,000	$200,000 250,000 63,000	— — —		$2,041 3,041 4,041
Bradley W. Barber(c) Executive Vice President and General Manager	2004 2003 2002	$188,000 148,000 125,000	$75,000 35,000 10,000	— — —		$4,041 2,041 2,041
William W. Fox Vice President	2004 2003 2002	$237,000 208,000 193,000	$100,000 62,000 50,000	— — —		$4,041 4,041 3,041
Dale W. Roesener Vice President	2004 2003 2002	$182,000 175,000 175,000	$71,000 — —	— — —		$4,041 4,041 1,041
Kenneth R. Sharp, Jr. Vice President	2004 2003 2002	$192,000 185,000 185,000	$60,000 — —	— — —		$280,041 176,041 142,041
Former Officers
Lindsay C. Jones Chief Financial Officer and Secretary	2004 2003 2002	$208,000 200,000 156,000	$50,000 40,000 —	— — —		$3,041 4,041 1,041
Gary W. Bagley Chairman and Director	2004 2003 2002	$244,000 290,000 200,000	— — —	$67,000 — —	(d)	$375,041 323,041 283,041

(a)
Under the terms of Mr. Engquist's employment agreement, we purchased a vehicle for Mr. Engquist's use and also provide fuel for his vehicle. The other executive officers receive allowances for vehicles. In each case, the benefits are less than $50,000 and 10% of such officer's salary.

(b)
"All Other Compensation" consists of:

•
Matching contributions to our 401(k) plan for each named executive officer;

•
Insurance premiums paid by us on behalf of each named executive officer;

•
In the case of Messrs. Bagley and Sharp, above-market interest accrued under our deferred compensation plan; and

•
For 2002, in the case of Mr. Bagley, contributions under our non-qualified deferred compensation plan.

(c)
Mr. Barber was appointed Executive Vice President and General Manager in November 2005. For his prior positions with H&E LLC, please see his biography.

        The following table shows the amount of each category of "All Other Compensation" received by each named executive officer in 2004:

Name	Contribution 401(k) Matching	Premiums Insurance	Deferred Compensation Plan Above Market Interest
John M. Engquist	$2,000	$41	—
Bradley W. Barber	4,000	41	—
William W. Fox	4,000	41	—
Dale W. Roesener	4,000	41	—
Kenneth R. Sharp, Jr.	3,000	41	$277,000
Lindsay C. Jones	3,000	41	—
Gary W. Bagley	—	41	$375,000
(d)
Payment of above market interest accrued under our deferred compensation during the year paid.

Executive Employment Agreements

        On July 31, 2004, H&E LLC entered into a consulting and noncompetition agreement with Gary W. Bagley. Such agreement provides for, among other things:

  •
  an initial term of five years; thereafter this agreement may be renewed on a year to year basis, subject to mutual agreement of the parties;

  •
  a consulting fee of $150,000 per year plus reimbursement of all reasonable and actual out-of-pocket expenses;

  •
  payment of his subordinated deferred compensation;

  •
  welfare benefits, including medical, dental, life and disability insurance; and

  •
  confidentiality of information obtained during employment, non-competition and nonsolicitation.

        H&E LLC assumed an employment agreement with each of Gary W. Bagley and Kenneth R. Sharp, Jr. dated as of February 4, 1998. Such agreements, as amended on May 26, 1999, and further amended on December 6, 1999 and June 14, 2002, provide for, among other things:

  •
  an initial term of employment expiring on the fifth anniversary of the date of the agreement, thereafter employment may be terminated by either party upon 30 days written notice;

  •
  early termination by reason of Mr. Bagley's or Mr. Sharp's (as applicable) death or disability, by H&E for good cause, or upon Mr. Bagley's or Mr. Sharp's (as applicable) voluntary resignation with or without a good reason event;

  •
  a severance payment in the case of early termination by H&E for other than cause or a voluntary resignation, payable in regular installments of the base salary through the period ending on the later of (1) the fifth anniversary of the date of this agreement or (2) the last day of the noncompete period, plus a bonus payment pro rated based on the number of days worked during the year of termination;

  •
  a base salary of $275,000 per year for Mr. Bagley and $240,000 per year for Mr. Sharp with increases of 5% annually plus a bonus in such amount as may be proposed by the officers of H&E and approved annually by board of directors of H&E;

  •
  benefits, including medical, dental, life and disability insurance; and

  •
  confidentiality of information obtained during employment, non-competition and non-solicitation.

        The base salary and bonus actually paid to Mr. Bagley and Mr. Sharp are as set forth under "Summary Compensation Table." The employment agreements with Mr. Bagley and Mr. Sharp are no longer in effect.

        In connection with the acquisition of ICM, H&E Holdings assumed a liability for subordinated deferred compensation for Mr. Bagley and Mr. Sharp. The deferred compensation agreements provided for, among other things, deferred signing bonuses in the amounts of approximately $3,638,000 and $1,882,000, which are included in deferred compensation accounts for Mr. Bagley and Mr. Sharp, respectively. As of December 31, 2004, the aggregate deferred compensation (including accrued interest of $2,521,000) was $7,521,000.

        H&E Holdings is obligated to pay Mr. Bagley and Mr. Sharp a cash payment in the amount equal to the then balance in their deferred compensation accounts 11.5 years after June 17, 2002. Payments may also be made upon the occurrence of certain events including, cash distributions on the Series D Preferred Units of H&E Holdings and an Approved Company Sale (as defined in the security holders agreement).

        In connection with the acquisition of ICM, H&E LLC assumed a nonqualified employee deferred compensation plan under which Mr. Bagley and Mr. Sharp had previously elected to defer a portion of their annual compensation. Participants in the plan can no longer defer compensation. Compensation deferred under the plan is payable upon the termination, disability, or death of the participants. The plan accrues interest at 8.5% per annum. As of December 31, 2004, the aggregate deferred compensation (including accrued interest of $265,000) was $451,000.

        On June 29, 1999, H&E LLC, formerly Gulf Wide, entered into an employment agreement with John M. Engquist. Such agreement, as amended on August 10, 2001, provides for, among other things:

  •
  an initial term of employment expiring on December 31, 2006; thereafter employment may be terminated by either party upon 30 days written notice;

  •
  early termination by reason of Mr. Engquist's death or disability, by H&E LLC for good cause, or upon Mr. Engquist's voluntary resignation with or without a constructive termination;

  •
  a severance payment in the case of early termination by H&E LLC for (x) other than cause or (y) a voluntary resignation other than due to a constructive termination, in an aggregate amount equal to (i) one year of Mr. Engquist's base salary plus an amount equal to his most recent annual bonus, payable in monthly installments through the one-year period commencing on the date of his termination, and (ii) that portion of Mr. Engquist's bonus that would have accrued at the end of the calendar year in which such termination occurred through the period beginning on the first day of such calendar year and ending on the date of his termination;

  •
  a base salary of $300,000 per year with increases of 5% annually and with an increase on August 1, 2001 to $500,000 per year, plus a cash bonus of an amount up to $500,000 per year as determined by the board of directors, based upon the attainment by H&E LLC of applicable performance targets for such year;

  •
  welfare benefits, including medical, dental, life and disability insurance;

  •
  fringe benefits, including use of two automobiles and professional memberships; and

  •
  confidentiality of information obtained during employment, non-competition and nonsolicitation.

Stock Incentive Plan

        Prior to the consummation of this offering, we expect to adopt a stock incentive plan. Under the stock incentive plan, we may offer deferred shares or restricted shares of our common stock and grant options to purchase shares of our common stock to selected employees. The purpose of the stock incentive plan is to promote our long-term financial success by attracting, retaining and rewarding eligible participants. The number of shares reserved for issuance under the stock incentive plan may not exceed 12% of the total number of shares of our common stock outstanding as of the closing of this offering, including after the exercise, if any, of the underwriters' option to cover over-allotments.

        The stock incentive plan is to be administered by our Compensation Committee or, if there shall not be any such committee serving, our Board of Directors. The Compensation Committee will have discretionary authority to determine which employees will be eligible to participate in the stock incentive plan. The Compensation Committee will establish the terms and conditions of the restricted stock, deferred stock and options awarded under the stock incentive plan. However, in no event may the exercise price of any options granted under the stock incentive plan be less than the fair market value of the underlying shares on the date of grant.

        The stock incentive plan will permit us to grant both incentive stock options and non-qualified stock options. The Compensation Committee will determine the number and type of options granted to each participant, the exercise price of each option, the duration of the options (not to exceed ten years), vesting provisions and all other terms and conditions of such options in individual option agreements. However, the Compensation Committee will not be permitted to exercise its discretion in any way that will disqualify any incentive stock options issued under the stock incentive plan under Section 422 of the Code. The stock incentive plan shall provide that upon a participant's termination of employment with us, unless determined otherwise by the Compensation Committee at the time options are granted, the exercise period for vested options will generally be limited, provided that vested options will be canceled immediately upon a termination for cause. The stock incentive plan will provide for the cancellation of all unvested options upon termination of employment with us, unless determined otherwise by the Compensation Committee at the time options are granted.

        The stock incentive plan will permit us to grant participants deferred stock. The Compensation Committee will determine the number of shares of deferred stock offered to each participant and the duration of the deferral period with respect to such stock, and may condition the grant of deferred stock or the expiration of the deferral period upon performance goals and other terms and conditions as specified in the deferred stock agreement with the participant. The participant will not have the right to receive dividends or vote shares of deferred stock, but will, on the expiration of the deferral period, be credited with additional whole shares of stock representing the value of the sum of the dividends that would have been paid had the stock been held by the participant over the duration of the deferral period. The stock incentive plan shall provide that deferred stock may be forfeited upon a participant's termination of employment prior to the end of the deferral period, unless determined otherwise by the Compensation Committee.

        The stock incentive plan will also permit us to offer participants restricted stock. The Compensation Committee will determine the number of shares of restricted stock offered to each participant, the purchase price of the shares of restricted stock, if any, the period the restricted stock is unvested and subject to forfeiture and all other terms and conditions applicable to such restricted stock in individual restricted stock subscription agreements. The participant will have the right to receive dividends and vote shares of restricted stock. The stock incentive plan will provide that restricted stock may be forfeited upon a participant's termination of employment, unless determined otherwise by the Compensation Committee.

        The stock incentive plan will provide that upon a change in control, the Compensation Committee may, at its discretion:

  •
  fully vest any options, deferred stock or restricted stock awarded under the stock incentive plan;

  •
  cancel any outstanding options in exchange for a payment in cash of an amount equal to the excess of the change in control price over the exercise price of the option or base price of the award of restricted stock or deferred stock;

  •
  after giving the holder an opportunity to exercise any outstanding options, cancel or terminate any unexercised options; or

  •
  provide that any such options, deferred stock or restricted stock will be honored or assumed, or new rights substituted therefor by the new employer on a substantially similar basis and on terms and conditions substantially comparable to those of the stock incentive plan.

        In connection with the consummation of this offering or soon thereafter, we expect to grant options, including to certain of our officers (Bradley W. Barber, William W. Fox, John D. Jones, Leslie S. Magee, Dale W. Roesener and Kenneth R. Sharp, Jr.) under the stock incentive plan in an amount of approximately 2% of the total number of shares of our common stock outstanding immediately following the consummation of this offering (after giving effect to the grant of options). These options will vest as provided in each employee's option agreement.

Deferred Compensation Plans

        In connection with the acquisition of ICM, the Company assumed nonqualified employee deferred compensation plans under which certain employees had previously elected to defer a portion of their annual compensation. Participants in the plans can no longer defer compensation. Compensation previously deferred under the plans is payable upon the termination, disability or death of the participants. One of the plans accumulates interest each year at a bank's prime rate in effect as of the beginning of January. This rate remains constant throughout the year. The effective rate for the 2004 plan year was 4.0%. The aggregate deferred compensation payable (including accrued interest of approximately $1.6 million) as of December 31, 2004 was approximately $2.6 million. The other plan accumulates interest each year at 8.5%. The aggregate deferred compensation payable (including accrued interest of $265,000) at December 31, 2004 was $451,000.

        The Company also assumed, in connection with the acquisition of ICM, a liability for subordinated deferred compensation for certain officers and members of the Company. Compensation deferred is payable in December 2013 and is subordinate to all other debt. Interest is accrued quarterly at a rate of 13.0% per annum. The remaining deferred compensation is payable to Messrs. Bagley and Sharp. At December 31, 2004, the aggregate deferred compensation payable to Messrs. Bagley and Sharp was approximately $7.5 million (including accrued interest of approximately $2.5 million). We intend to use a portion of the net proceeds of this offering to pay in full the amounts owed to Mr. Sharp and Mr. Bagley. The actual amounts of the net proceeds that we will use to pay deferred compensation will differ from the amounts set forth in the table in "Use of Proceeds" based on the then current amount owed at the time this offering is completed. See "Use of Proceeds."

Compensation of Directors

        We reimburse directors for any out-of-pocket expenses incurred by them in connection with services provided in such capacity. Outside directors, other than outside directors affiliated with BRS, also receive a quarterly retainer in the amount of $5,000. In addition, each outside director, other than outside directors affiliated with BRS, receives $2,000 per board meeting and $1,000 per board conference call attended. Each outside director, other than outside directors affiliated with BRS, who serves on a board committee receives $1,000 per committee meeting, $500 per committee conference call attended and a $500 quarterly retainer for serving as a committee chairperson.

Compensation Committee Interlocks and Insider Participation

        The Compensation Committee currently consists of Messrs. Bruckmann and Karlson. None of the members of the Compensation Committee are currently or have been, one of our officers or employees. None of our executive officers currently serve, or in the past has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

PRINCIPAL STOCKHOLDERS

        All of our common stock is currently owned by H&E Holdings. The following tables contain information regarding the beneficial ownership of the equity interests of H&E Holdings as of September 30, 2005, and the beneficial ownership of our common stock, adjusted to reflect the completion of the Reorganization Transactions and this offering, by:

  •
  each person or group of affiliated persons known by us to beneficially own more than 5% of the outstanding shares;

  •
  each of our directors;

  •
  our chief executive officer and each of our four next most highly compensated executive officers in fiscal 2004; and

  •
  all of our directors and executive officers as a group.

        Beneficial ownership is determined in accordance with the rules of the SEC. To our knowledge, except as set forth in the footnotes to the following table and subject to appropriate community property laws, the persons in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them.

        Unless otherwise noted, the address of each person listed below is c/o H&E Equipment Services, Inc., 11100 Mead Road, Suite 200, Baton Rouge, Louisiana 70816.

	Units of H&E Holdings Beneficially Owned Before the Offering
Name	Class A Common Units	Percentage of Class A Common Units	Class B Common Units	Percentage of Class B Common Units	Series A Preferred Units	Percentage of Series A Preferred Units Outstanding
Bruckmann, Rosser, Sherrill & Co., L.P.(1)(2)	731,845	34.2%	—	*	9,789	88.6%
Bruckmann, Rosser, Sherrill & Co., Inc.(1)	4,126	*	—	*	16	*
Bruckmann, Rosser, Sherrill & Co. II, L.P.(1)(3)	1,241,815	58.1%	—	*	—	*
Bruce C. Bruckmann(4)	2,034,929	95.2%	4,783	*	10,525	95.2%
John M. Engquist(5)	—	*	1,170,300	56.4%	—	*
Gary W. Bagley(5)	—	*	85,814	4.1%	—	*
Dale W. Roesener(5)	—	*	164,326	7.9%	—	*
Kristan Engquist Dunne(6)	—	*	74,700	3.6%	—	*
Don M. Wheeler(7)	—	*	263,736	12.7%	—	*
Lindsay C. Jones(8)	—	*	—	*	—	*
Kenneth R. Sharp, Jr.(5)	—	*	44,562	2.1%	—	*
Lawrence C. Karlson	—	*	—	*	—	*
Keith E. Alessi	—	*	—	*	—	*
John T. Sawyer	—	*	—	*	—	*
Bradley Barber(6)	—	*	—	*	—	*
William W. Fox(6)	—	*	—	*	—	*
All executive officers and directors as a group (10 persons)	2,034,929	95.2%	1,808,221	87.2%	10,525	95.2%

*
Less than 1%

        The table above does not include employee stock options that we intend to grant to certain of our officers in connection with the consummation of this offering or soon thereafter. We expect to grant options in an amount equal to approximately 2% of the total number of shares of our common stock outstanding immediately following the consummation of this offering (after giving effect to the grant of options.

	Units of H&E Holdings Beneficially Owned Before the Offering
	Series B Preferred Units	Percentage of Series B Preferred Units	Series C Preferred Units	Percentage of Series C Preferred Units	Series D Preferred Units	Percentage of Series D Preferred Units	Percentage of Combined Voting Power(9)
Bruckmann, Rosser, Sherrill & Co., L.P.(1)(2)	8,577	29.1%	19,405	22.9%	—	*	23.1%
Bruckmann, Rosser, Sherrill & Co., Inc.(1)	40	*	132	*	40	*	*
Bruckmann, Rosser, Sherrill & Co. II, L.P.(1)(3)	10,854	36.8%	42,376	50.0%	17,156	36.7%	39.1%
Bruce C. Bruckmann(4)	20,150	68.3%	63,495	74.9%	17,321	37.1%	64.2%
John M. Engquist(5)	—	—	3,500	4.1%	15,714	33.6%	18.4%
Gary W. Bagley(5)	—	*	1,250	1.5%	—	*	1.4%
Dale W. Roesener(5)	800	2.7%	1,607	1.9%	—	*	2.6%
Kristan Engquist Dunne(6)	1,756	5.9%	—	*	822	1.8%	1.2%
Don M. Wheeler(7)	5,400	18.3%	8,135	9.6%	10,390	22.2%	4.2%
Lindsay C. Jones(5)(8)	—	*	1,500	1.8%	—	*	*
Kenneth R. Sharp, Jr.(5)	—	*	1,250	1.5%	—	*	*
Lawrence C. Karlson	—	*	—	*	—	*	*
Keith E. Alessi	—	*	—	*	—	*	*
John T. Sawyer	—	*	—	*	—	*	*
Bradley Barber(5)	—	*	—	*	—	*	*
William W. Fox(5)	—	*	—	*	—	*	*
All executive officers and directors as a group (10 persons)	28,106	95.2%	80,737	95.2%	44,247	94.7%	92.6%

*
Less than 1%

	Shares of our Common Stock Beneficially Owned After the Offering(10)
	Shares	Percentage
Bruckmann, Rosser, Sherrill & Co., L.P.(1)(2)	5,103,243	14.0%
Bruckmann, Rosser, Sherrill & Co., Inc.(1)	30,313	*
Bruckmann, Rosser, Sherrill & Co. II, L.P.(1)(3)	9,314,278	25.6%
Bruce C. Bruckmann(4)	14,872,046	40.8%
John M. Engquist(5)	4,511,250	12.4%
Gary W. Bagley(5)	314,559	*
Dale W. Roesener(5)	602,307	1.7%
Kristan Engquist Dunne(6)	407,806	1.1%
Don M. Wheeler(7)	2,799,580	7.7%
Lindsay C. Jones(5)(8)	136,303	*
Kenneth R. Sharp, Jr.(5)	217,948	*
Lawrence C. Karlson	—	*
Keith E. Alessi	—	*
John T. Sawyer	—	*
Bradley Barber(5)	—	*
William W. Fox(5)	—	*
All executive officers and directors as a group (10 persons)	23,861,799	65.5%

*
Less than 1%

(1)
The address of Bruckmann, Rosser, Sherrill & Co., L.P., Bruckmann, Rosser, Sherrill & Co., Inc. and Bruckmann, Rosser, Sherrill & Co. II, L.P. is c/o Bruckmann, Rosser, Sherrill & Co., Inc., 126 East 56th Street, 29th Floor, New York, New York 10022.

(2)
BRS Partners, L.P. (or BRS Partners) is the general partner of Bruckmann, Rosser, Sherrill & Co., L.P. (or BRS L.P.) and BRSE Associates, Inc. (or BRSE Associates) is the general partner of BRS Partners. Mr. Bruckmann is a stockholder and officer of BRSE Associates, and, together with Harold O. Rosser, Stephen C. Sherrill and Thomas J. Baldwin, shares the power to direct the voting or disposition of units held by BRS L.P.; however, none of these persons individually has the power to direct or veto the voting or disposition of units held by BRS L.P. Further, BRS Partners, BRSE Associates, and Messrs. Bruckmann, Rosser, Sherrill and Baldwin expressly disclaim beneficial ownership of the units held by BRS L.P.

(3)
BRSE LLC (or BRSE) is the general partner of Bruckmann, Rosser, Sherrill & Co. II, L.P. (or BRS II) and by virtue of such status may be deemed to be the beneficial owner of the units held by BRS II. Mr. Bruckmann is a member and manager of BRSE LLC, and, together with Messrs. Rosser, Sherrill and Baldwin, shares the power to direct the voting or disposition of units held by BRS II; however, none of these persons individually has the power to direct or veto the voting or disposition of units held by BRS II. BRSE and Messrs. Bruckmann, Rosser, Sherrill and Baldwin expressly disclaim beneficial ownership of the shares held by BRS II.

(4)
Includes units held by Bruckmann, Rosser, Sherrill & Co., L.P., Bruckmann, Rosser, Sherrill & Co., Inc., and Bruckmann, Rosser, Sherrill & Co. II, L.P. Mr. Bruckmann may be deemed to share beneficial ownership of the shares held by these entities by virtue of his status as a member or manager of these entities. Mr. Bruckmann expressly disclaims beneficial ownership of any units held by such entities that exceed his pecuniary interest therein. These amounts also include 36,903 Class A Common Units, 490 Series A Preferred Units, 432 Series B Preferred Units, 981 Series C Preferred Units and 4 Series D Preferred Units held by the following entities and individuals, for which Mr. Bruckmann holds a power of attorney in respect of such units: The Estate of Donald J. Bruckmann, BCB Family Partners, L.P., NAZ Family Partners, L.P., Nancy A. Zweng, Harold O. Rosser, H. Virgil Sherrill, Stephen C. Sherrill, Paul D. Kaminski, John Rice Edmonds and Marilena Tibrea. Mr. Bruckmann disclaims beneficial ownership of all such units except those owned by him directly.

(5)
Unless otherwise indicated, the address of each executive officer or director is c/o H&E Equipment Services L.L.C., 11100 Mead Road, Suite 200, Baton Rouge, Louisiana 70816.

(6)
The address of Ms. Engquist Dunne is 11100 Mead Road, 2nd Floor, Baton Rouge, Louisiana 70816.

(7)
The address of Mr. Wheeler is 4899 West 2100 South, Salt Lake City, Utah 48120.

(8)
Lindsay C. Jones resigned effective November 2, 2004.

(9)
Each Class A Common Unit holder is entitled to two votes per Class A Common Unit held and each Class B Common Unit Holder is entitled to one vote per Class B Common Unit held. Each Voting Preferred Unit holder is entitled to one vote per Voting Preferred Unit held.

(10)
Based on the initial public offering price of $18.00 per share and the terms of the conversion of limited liability company interests in the Reorganization Transactions.

RELATED PARTY TRANSACTIONS

Reorganization Transactions

        We were formed as a Delaware corporation in September 2005 as a wholly-owned subsidiary of H&E Holdings. The business is currently conducted through H&E LLC, the operating subsidiary of H&E Holdings. H&E LLC is a Louisiana limited liability company and H&E Holdings is a Delaware limited liability company. In order to have an operating Delaware corporation as the issuer for our initial public offering, immediately prior to the closing of this offering H&E LLC and H&E Holdings will merge with and into us (H&E Equipment Services, Inc.), with us surviving the reincorporation merger as the operating company. In these transactions, holders of preferred limited liability company interests and holders of common limited liability company interests in H&E Holdings will receive shares of our common stock. As a result of these transactions, immediately prior to the consummation of this offering, BRS and its affiliates will beneficially own approximately 58.8% of our common stock and our executives, directors and principal stockholders will beneficially own approximately 93.6% of our common stock. Immediately following the consummation of this offering, BRS and its affiliates will beneficially own approximately 41.2% of our common stock and our executives, directors and principal stockholders will beneficially own approximately 65.5% of our common stock. Investors in this offering will purchase shares of our common stock.

        The terms of each such conversion will be based upon, among other things, the valuation of our Company, which in turn will be based on the initial public offering price to the public of shares of our common stock in this offering that is determined by a negotiation between us and the representatives of the underwriters, as further described in "Underwriting."

        Based on the initial public offering price of $18.00 per share, in the merger with H&E Holdings, holders of H&E Holdings will receive an aggregate of 25,492,016 shares of our common stock.

        In the merger with H&E LLC, we will become the obligor under the indentures governing the senior secured notes and senior subordinated notes and the senior secured credit facility agreement.

Merger Consideration

        As discussed above, immediately prior to the completion of this offering, H&E Holdings and H&E LLC will merge with and into us, with us as the surviving corporation and operating company. The table below sets forth the consideration to be received by certain of our affiliates that are holders of

H&E Holdings, based on the initial public offering price of $18.00 per share. The table below sets forth the beneficial ownership of each affiliate as described in more detail in "Principal Stockholders."

Name	H&E Holdings Units Owned prior to the Reorganization Transactions(1)	Shares of Our Common Stock to be Issued in the Reorganization Transactions(2)
Bruckmann, Rosser, Sherrill & Co., L.P.	769,617	5,103,243
Bruckmann, Rosser, Sherrill & Co., Inc.	4,354	30,313
Bruckmann, Rosser, Sherrill & Co. II, L.P.	1,312,202	9,314,278
Bruce C. Bruckmann	2,151,203	14,872,046
John M. Engquist	1,189,514	4,511,250
Gary W. Bagley	87,064	314,559
Dale W. Roesener	166,732	602,307
Kristan Engquist Dunne	77,278	407,806
Don M. Wheeler	287,661	2,799,580
Lindsay C. Jones	1,500	136,303
Kenneth R. Sharp, Jr.	45,812	217,948
Lawrence C. Karlson	—	—
Keith E. Alessi	—	—
John T. Sawyer	—	—
Bradley Barber	—	—
William W. Fox	—	—

(1)
Represents aggregate ownership of preferred units and common units (without regard to class or series). For more detailed information on the ownership of units of H&E Holdings prior to the Reorganization Transactions, see "Principal Stockholders."

(2)
Does not give effect to the shares of common stock to be issued in this offering. For information on ownership of our common stock after completion of this offering, see "Principal Stockholders." Share amounts are based on the initial public offering price of $18.00 per share and the terms of the conversion of limited liability company interests in the Reorganization Transactions.

Eagle Acquisition

        On January 4, 2006, we entered into an agreement to acquire Eagle for a formula-based purchase price to be determined (which, based on Eagle's unaudited November 30, 2005 financial results, is currently estimated to be approximately $57.2 million), subject to adjustment, plus assumed indebtedness of approximately $2.0 million. The actual purchase price may be higher or lower, depending upon Eagle's actual financial results through the end of the month immediately preceding the closing of the acquisition. In the proposed Eagle acquisition, we would acquire all of the capital stock of Eagle High Reach Equipment, Inc. and all of the equity interests of its subsidiary, Eagle High Reach Equipment, LLC, Eagle High Reach Equipment, Inc. holds a 50% ownership interest in its subsidiary, Eagle High Reach Equipment, LLC, and SBN Eagle LLC holds the remaining 50%. Because in the proposed acquisition we would acquire the ownership interests held by each party, the purchase price would be divided equally between them. Gary W. Bagley, our Chairman, serves as the Chief Executive Officer and a manager of Eagle High Reach Equipment, LLC and also serves as the interim Chief Executive Officer and a director of Eagle High Reach Equipment, Inc. Kenneth R.

Sharp, Jr., one of our executives, serves as a director of Eagle High Reach Equipment, Inc. In addition, Mr. Bagley and Mr. Sharp hold approximately 25.3% and 6.0%, respectively, of the ownership interests in Eagle High Reach Equipment, Inc. and would receive approximately $4.3 million and $1.0 million, respectively, from the proceeds of this offering in connection with the potential acquisition. For more information on the proposed Eagle acquisition, see "Business—Proposed Acquisition."

Management Agreement and Transaction Fees

        Each of H&E and ICM were acquired by affiliates of Bruckmann, Rosser, Sherrill & Co., Inc. ("BRS Inc.") in 1999, pursuant to separate recapitalization transactions. In connection with those transactions, we entered into a management services agreement with BRS Inc. and Bruckmann, Rosser, Sherrill & Co., L.L.C. ("BRS L.L.C."), affiliates of BRS, pursuant to which BRS Inc. and BRS L.L.C. have agreed to provide certain advisory and consulting services to us, relating to business and organizational strategy, financial and investment management and merchant and investment banking. In exchange for such services, we agreed to pay BRS Inc. and BRS L.L.C. (i) $7.2 million of transaction fees in connection with the ICM and H&E recapitalization transactions, (ii) an annual fee during the term of this agreement equal to the lesser of $2.0 million or 1.75% of our yearly EBITDA before operating lease expense on rental fleet equipment, plus all reasonable out-of-pocket fees and expenses, and (iii) a transaction fee in connection with each material acquisition, divestiture or financing or refinancing we enter into in an amount equal to 1.25% of the aggregate value of such transaction plus all reasonable out-of-pocket fees and expenses. We expect that the management services agreement will be terminated as of the closing of this offering, with a payment by us to BRS L.L.C. of approximately $8.0 million, plus accrued management fees and expenses of approximately $0.1 million as of September 30, 2005.

Contribution Agreement

        In connection with the Gulf Wide transaction, the equity holders of Gulf Wide and ICM entered into a contribution agreement, which contained customary provisions for such agreements, including representations and warranties with respect to each of Gulf Wide and ICM equityholders, covenants with respect to the consummation of the combination of H&E and ICM and various closing conditions, including the execution of a registration rights agreement. The transactions contemplated by the contribution agreement were completed in June 2002.

Securityholders Agreement

        In connection with the Gulf Wide transaction, H&E Holdings entered into a securityholders agreement with affiliates of BRS, certain members of management and other members of H&E Holdings. The securityholders agreement, among other things: (i) restricts the transfer of the equity interests of H&E Holdings; (ii) grants tag-along rights on certain transfers of the equity interests of H&E Holdings; (iii) requires the securityholders to consent to a sale of H&E Holdings to an independent third party if such sale is approved by the holders of a majority of the then-outstanding common equity interests held by BRS Co-Investment and BRSEC Co-Investment II; (iv) grants preemptive rights on certain issuances of the equity interests of H&E Holdings; and (v) provides that the holders of a majority of the common equity units held by BRS designate a majority of the members of the Board of Directors of H&E Holdings. We expect that certain provisions of the securityholders agreement, including the provisions concerning the election of directors, tag-along rights, consent to a sale of H&E Holdings and the grant of preemptive rights, will be terminated upon the consummation of this offering.

Registration Rights Agreement

        In connection with the financing of the Gulf Wide transaction, H&E Holdings entered into a registration rights agreement with affiliates of BRS, certain members of management and other members of H&E Holdings. Pursuant to the terms of the registration rights agreement, the holders of a majority of the then-outstanding common equity interests held by BRS have the right to require H&E Holdings, subject to certain conditions, to register any or all of their common equity interests under the Securities Act at H&E Holdings' expense. In addition, subject to certain conditions, all holders of the common equity interests of H&E Holdings are entitled to request the inclusion of any common equity interests subject to the registration rights agreement in any registration statement at the expense of H&E Holdings whenever H&E Holdings proposes to register any of its common equity interests under the Securities Act. In connection with all such registrations, H&E Holdings has agreed to indemnify all holders of its common equity interests against certain liabilities, including liabilities under the Securities Act. Pursuant to the registration rights agreement, the holders of securities can not include their interests in this initial public offering without the consent of BRS, which consent has not been granted. In connection with the Reorganization Transactions, we expect that the parties will amend the registration rights agreement to provide that the registration rights agreement thereafter applies to our common stock held by the parties.

Investor Rights Agreement

        In connection with the financing of the Gulf Wide transaction, H&E Holdings entered into an investor rights agreement with affiliates of BRS, Credit Suisse First Boston Corporation and other members of H&E Holdings. The investor rights agreement (i) grants tag-along rights on certain transfers of the equity interests of H&E Holdings; (ii) requires the investor to consent to a sale of H&E Holdings to an independent third party if such sale is approved by the holders of a majority of the then-outstanding common equity interests held by BRSEC Co-Investment and BRSEC Co-Investment II; (iii) grants preemptive rights on certain issuances of the equity interests of H&E Holdings; and (iv) provides to a holder of our senior subordinated notes non-voting observer rights with respect to meetings of the Board of Directors and board subcommittees of H&E Holdings. Certain provisions of the investor rights agreement, including the provisions concerning tag-along rights, consent to a sale of H&E Holdings, and the grant of preemptive rights will terminate upon the consummation of this offering. In connection with the Reorganization Transactions and this offering, we expect that the parties will amend the investor rights agreement to provide that the non-voting observer rights of one of the holders of our senior subordinated notes will be terminated. Pursuant to the terms of the investor rights agreement, subject to certain conditions, on any two occasions after 180 days after the first public offering, the holders of 33% or more of the equity interests issued to the investor on the date of the investor rights agreement (or successor securities) have the right to require H&E Holdings to register all or part of such equity interests under the Securities Act at H&E Holdings' expense. In addition, the investor is entitled to request the inclusion of any equity interests subject to the investor rights agreement in any registration statement at the expense of H&E Holdings whenever H&E Holdings proposes to register any of its equity interests under the Securities Act. In connection with all such registrations, H&E Holdings has agreed to indemnify the investor against certain liabilities, including liabilities under the Securities Act. In connection with the Reorganization Transactions, we expect that the parties will amend the investor rights agreement to provide that the investor rights agreement thereafter applies to our common stock held by the parties.

Limited Liability Company Agreement

        In connection with the Gulf Wide transaction, affiliates of BRS, certain members of management and the other members of H&E Holdings entered into a limited liability company agreement of H&E

Holdings. This operating agreement governs the relative rights and duties of the members of H&E Holdings.

        Membership Interests.    The ownership interests of the members in H&E Holdings consist of Preferred Units and Common Units. The Common Units represent the common equity of H&E Holdings and consist of Class A Common Units and Class B Common Units. The Preferred Units consist of Series A Preferred Units, Series B Preferred Units, Series C Preferred Units and Series D Preferred Units (the "Voting Preferred Units"). Each member is entitled to (x) two votes per Class A Common Unit held by such member, (y) one vote per Class B Common Unit held by such member and (z) one vote for each Voting Preferred Unit held by such member. Holders of the Preferred Units are entitled to return of capital contributions prior to any distributions made to holders of the Common Units.

        Distributions.    Subject to any restrictions contained in any agreements involving payments to third parties, the board of directors of H&E Holdings may make distributions, whether in available cash or other assets of H&E Holdings, at any time or from time to time in the following order of priority:

          First, to the holders of Series A Preferred Units in proportion to and to the extent of the Series A Preferred Redemption Values (as defined and described in the limited liability company agreement) of such Series A Preferred Units.

          Second, to the holders of Series B Preferred Units in proportion to and to the extent of the Series B Preferred Redemption Values (as defined and described in the limited liability company agreement) of such Series B Preferred Units.

          Third, to the holders of Series C Preferred Units, in proportion to and to the extent of the Series C Preferred Redemption Values (as defined and described in the limited liability company agreement) of such Series C Preferred Units.

          Fourth, to the holders of the Series D Preferred Units, in proportion to and to the extent of the Series D Preferred Redemption Values (as defined and described in the limited liability company agreement) of such Series D Preferred Units.

          Fifth, pro rata to the holders of Common Units, based upon the number of Common Units held.

        The limited liability company agreement places certain restrictions on the ability of H&E Holdings to make distributions attributable to the Preferred Units prior to June 30, 2022.

        Board of Directors.    The board of directors of H&E Holdings consists of "Class A Directors" and "Class B Directors." Each Class A Director is entitled to two votes and each Class B Director is entitled to one vote. At no time will the authorized number of Class B Directors exceed that number which would provide all of the then authorized Class B Directors with a number of votes that exceeds 50% of the number of votes of the then authorized number of Class A Directors. The Class A Directors are elected by the members which own a majority of the number of votes of all Common Units then-outstanding. The Class B Directors are elected by the members which own a majority of the number of votes of all of the Voting Preferred Units then-outstanding.

        In connection with the Reorganization Transactions, this operating agreement will be terminated.

The BRS Purchase

        In connection with the Gulf Wide transaction, affiliates of BRS were issued senior subordinated notes with a face value of approximately $7.6 million and a corresponding pro rata share of the limited liability company interests instead of the transaction fee payable under the management agreement. BRS and its affiliates no longer hold any senior subordinated notes.

Other Related Party Transactions

        John M. Engquist, our Chief Executive Officer and President, and his sister, Kristan Engquist Dunne, each have a 29.2% beneficial ownership interest in a joint venture, from which we lease our Baton Rouge, Louisiana and Kenner, Louisiana facilities. Mr. Engquist's mother beneficially owns 25% of such joint venture. Four trusts in the names of the children of John M. Engquist and Kristan Engquist Dunne hold in equal amounts the remaining 16.6% of such joint venture. In 2002, 2003 and 2004, we paid the joint venture a total of approximately $397,000, $297,000 and $329,000, respectively, in lease payments for these facilities.

        Mr. Engquist has a 62.5% ownership interest in T&J Partnership and J&T Partnership, from which we lease our Shreveport, Louisiana and Lake Charles, Louisiana facilities. Mr. Engquist's mother beneficially owns 25% of such entities. Kristan Engquist Dunne owns the remaining 12.5% of such entities. In 2002, 2003 and 2004, we paid such entities a total of approximately $171,000, $186,000 and $207,000, respectively, in lease payments for these facilities. In January 2005, J&T Partnership sold the Lake Charles, Louisiana parcel to an unaffiliated third party.

        Mr. Engquist and his wife each hold a 50% membership ownership interest in John M. Engquist, L.L.C., from which we lease our Alexandria, Louisiana facility. In 2002, 2003 and 2004, we paid such entity a total of approximately $48,000, $48,000 and $53,000, respectively, in lease payments for this facility.

        We charter an aircraft from Gulf Wide Aviation, L.L.C., in which Mr. Engquist has a 62.5% ownership interest. Mr. Engquist's mother and sister hold interests of 25% and 12.5%, respectively, in this entity. We pay an hourly rate to Gulf Wide Aviation for the use of the aircraft by various members of our management. In addition, a portion of one pilot's salary is paid by us. In 2002, 2003 and 2004, our payments in respect of charter costs to Gulf Wide Aviation and salary to the pilot totaled approximately $294,000, $244,000 and $273,000, respectively.

        Mr. Engquist has a 31.25% ownership interest in Perkins-McKenzie Insurance Agency, Inc. ("Perkins-McKenzie"), an insurance brokerage. Perkins-McKenzie brokers a substantial portion of our liability insurance. Mr. Engquist's mother and sister have a 12.5% and 6.25% interest, respectively, in Perkins-McKenzie. As the broker, Perkins-McKenzie receives a commission from our insurance provider based upon the premiums paid to our insurance provider. In 2002, 2003 and 2004, these commissions were approximately $400,000, $600,000 and $650,000, respectively.

        We purchase products and services from, and sell products and services to a company, B-C Equipment Sales, Inc., in which Mr. Engquist has a 50% ownership interest. In 2002, 2003 and 2004, our purchases totaled approximately $606,000, $573,000 and $129,000, respectively, and our sales totaled approximately $170,000, $194,000 and $64,000, respectively.

        Don M. Wheeler, an equity holder, has an ownership interest and controls Silverado Investments, Wheeler Investments and WG LLC, from which we lease our Salt Lake City, Utah, Colorado Springs, Colorado, Phoenix, Arizona, Tucson, Arizona and Denver, Colorado facilities. In 2002, 2003 and 2004, our lease payments to such entities totaled approximately $1,270,000, $1,437,000 and $1,358,000, respectively for these facilities.

        Dale W. Roesener, Vice President, Fleet Management, has a 47.6% ownership interest in Aero SRD LLC, from which we lease our Las Vegas, Nevada facility. In 2002, 2003 and 2004, our lease payments to such entity totaled approximately $471,000, $519,000 and $489,000, respectively for this facility.

        In connection with the recapitalization of H&E in 1999, we entered into a $3.0 million consulting and non-competition agreement with Thomas R. Engquist, the father of John M. Engquist, our Chief Executive Officer and President. The agreement provided for total payments over a ten-year term, payable in increments of $25,000 per month. Mr. Thomas Engquist was obligated to provide us consulting services and to comply with the non-competition provision set forth in the Recapitalization Agreement between us and others dated June 19, 1999. The parties specifically acknowledged and agreed that in the event of the death of Mr. Engquist during the term of the agreement, the payments that otherwise would have been payable to Mr. Engquist under the agreement shall be paid to his heirs (including John M. Engquist). Due to Mr. Thomas Engquist's passing away during 2003, we will not be provided with any further consulting services. Therefore, we recorded a $1.3 million expense during 2003 for the present value of the remaining future payments. As of December 31, 2004, the balance for this obligation amounted to $1,062,000.

        We had a prior management agreement with BRS and its affiliates, under which we were obligated to pay the lesser of $500,000 or 1% of earnings before interest, taxes, depreciation and amortization. The total paid for the year ended December 31, 2002 was $670,000. The management agreement terminated on June 17, 2002.

        We had consulting and non-competition agreements with two former stockholders of Coastal Equipment, Inc., acquired in 1999, for $1.0 million, which amount was paid in four annual installments of $250,000 beginning March 1, 2000 and ending March 31, 2003.

        We expensed $612,000 and $363,000 in 2004 to the deferred compensation accounts of Gary W. Bagley, our Chairman, and Kenneth R. Sharp, Jr., an executive officer, respectively.

        Mr. Engquist's son is one of our employees and received compensation of approximately $64,000 and $83,000 in 2003 and 2004, respectively.

        Bradley W. Barber's brother is one of our employees and received compensation of approximately $63,000 in 2004.

DESCRIPTION OF CAPITAL STOCK

        Upon completion of this offering, our authorized common stock will consist of 175,000,000 shares of our common stock, $0.01 par value, and 25,000,000 shares of our preferred stock, $0.01 par value, the rights and preferences of which may be established from time to time by our board of directors.

        Currently we are a wholly-owned subsidiary of H&E Holdings. After giving effect to the Reorganization Transactions but immediately prior to this offering, we will have approximately 25,492,016 shares of our common stock outstanding held by approximately 36 stockholders of record, and no shares of preferred stock outstanding. After completion of this offering, we expect to have 36,429,516 shares of common stock outstanding and no shares of preferred stock outstanding.

        The following description summarizes the terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description you should refer to our certificate of incorporation and bylaws, as in effect immediately following the closing of this offering, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

        The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Our stockholders do not have cumulative voting rights in the election of directors. Subject to preferences that may be granted to any outstanding shares of preferred stock, holders of our common stock are entitled to receive ratably those dividends as may be declared by our board of directors out of funds legally available therefore, as well as any other distributions made to our stockholders. See "Dividend Policy." In the event of our liquidation, dissolution, or winding up, holders of our common stock are entitled to share ratably in all of our assets remaining after we pay our liabilities and distribute the liquidation preference to holders of our outstanding shares of preferred stock. Holders of our common stock have no preemptive or other subscription or conversion rights. There are no redemption or sinking fund provisions applicable to our common stock.

Preferred Stock

        Our board of directors will have the authority, without further action by our stockholders, to issue our preferred stock in one or more series and to fix the rights, preferences, privileges, and restrictions thereof. These rights, preferences, and privileges include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms, and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our common stock. The issuance of our preferred stock could adversely affect the voting power of our holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of our preferred stock could have the effect of delaying, deferring, or preventing a change in our control.

Registration Rights

        Under a registration rights agreement (which in connection with the Reorganization Transactions will be amended to apply to our common stock held by the parties) between H&E Holdings, affiliates of BRS, certain members of management and other members of H&E Holdings, the holders of a majority of the then-outstanding shares of common stock held by BRS Co-Investment and BRSEC Co-Investment II have the right to require us, subject to certain conditions, to register any or all of their common stock under the Securities Act at our expense. In addition, subject to certain conditions, certain former holders of the common equity interests of H&E Holdings are entitled to request the inclusion of the common stock they currently hold subject to the registration rights agreement in any registration statement at our expense whenever we propose to register any of our common stock under the Securities Act. In connection with all such registrations, we have agreed to indemnify such holders against certain liabilities, including liabilities under the Securities Act.

        Under an investor rights agreement (which, in connection with the Reorganization Transactions, will be amended to apply to our common stock held by the parties) between H&E Holdings, certain affiliates of BRS, Credit Suisse First Boston Corporation, the predecessor of Credit Suisse Securities (USA) LLC, an underwriter of this offering, and other members of H&E Holdings. Subject to certain conditions, on any two occasions after 180 days after the first public offering, the holders of 33% or more of the equity interests issued to the investor on the date of the investor rights agreement (or successor securities) have the right to require us to register all or part of the common stock represented by such equity interests under the Securities Act at our expense. In addition, the investor is entitled to request the inclusion of any common stock subject to the investor rights agreement in any registration statement at our expense whenever we propose to register any of our common stock under the Securities Act. In connection with all such registrations, we have agreed to indemnify the investor against certain liabilities, including liabilities under the Securities Act.

Anti-takeover Effects of Provisions of Our Certificate of Incorporation and Bylaws

        Certain provisions of our certificate of incorporation and bylaws could have anti-takeover effects. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our corporate policies formulated by our board of directors. In addition, these provisions also are intended to ensure that our board of directors will have sufficient time to act in what our board of directors believes to be in the best interests of us and our stockholders. These provisions also are designed to reduce our vulnerability to an unsolicited proposal for our takeover that does not contemplate the acquisition of all of our outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of us. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, these provisions could delay or frustrate the removal of incumbent directors or the assumption of control of us by the holder of a large block of common stock, and could also discourage or make more difficult a merger, tender offer, or proxy contest, even if such event would be favorable to the interest of our stockholders.

        Written Consent of Stockholders.    Our certificate of incorporation and bylaws provide that any action required or permitted to be taken by our stockholders must be taken at a duly called meeting of stockholders and not by written consent. Elimination of actions by written consent of stockholders may lengthen the amount of time required to take stockholder actions because actions by written consent are not subject to the minimum notice requirement of a stockholder's meeting. The elimination of actions by written consent of the stockholders may deter hostile takeover attempts. Without the availability of actions by written consent of the stockholders, a holder controlling a majority of our capital stock would not be able to amend our bylaws without holding a stockholders meeting. To hold such a meeting, the holder would have to obtain the consent of a majority of the board of directors, the chairman of the board or the chief executive officer to call a stockholders' meeting and satisfy the applicable notice provisions set forth in our bylaws.

        Amendment of the Bylaws.    Under Delaware law, the power to adopt, amend or repeal a corporation's bylaws is conferred upon the stockholders. A corporation may, however, in its certificate of incorporation also confer upon the board of directors the power to adopt, amend or repeal its bylaws. Our certificate of incorporation and bylaws grant our board the power to alter, amend and repeal our bylaws, or adopt new bylaws, on the affirmative vote of a majority of the directors then in office. Our stockholders may alter, amend or repeal our bylaws, or adopt new bylaws, but only at a regular or special meeting of stockholders by an affirmative vote of not less than 66 2/3% in voting power of all outstanding shares of our capital stock entitled to vote generally at an election of directors, voting together as a single class.

        Amendment of Certificate of Incorporation.    The provisions of our certificate of incorporation that could have anti-takeover effects as described above are subject to amendment, alteration, repeal, or rescission either by (i) our board of directors without the assent or vote of our stockholders or (ii) the affirmative vote of not less than 66 2/3% in voting power of all outstanding shares of our capital stock entitled to vote generally at an election of directors, voting together as a single class, depending on the subject provision. This requirement makes it more difficult for stockholders to make changes to the provisions in our certificate of incorporation which could have anti-takeover effects by allowing the holders of a minority of the voting securities to prevent the holders of a majority of voting securities from amending these provisions.

        Special Meetings of Stockholders.    Our bylaws preclude our stockholders from calling special meetings of stockholders or requiring the board of directors or any officer to call such a meeting or from proposing business at such a meeting. Our bylaws provide that only a majority of our board of directors, the chairman of the board or the chief executive officer can call a special meeting of stockholders. Because our stockholders do not have the right to call a special meeting, a stockholder can not force stockholder consideration of a proposal over the opposition of the board of directors by calling a special meeting of stockholders prior to the time a majority of the board of directors, the chairman of the board or the chief executive officer believes the matter should be considered or until the next annual meeting provided that the requestor met the notice requirements. The restriction on the ability of stockholders to call a special meeting means that a proposal to replace board members also can be delayed until the next annual meeting.

        Other Limitations on Stockholder Actions.    Advance notice is required for stockholders to nominate directors or to submit proposals for consideration at meetings of stockholders. This provision may have the effect of precluding the conduct of certain business at a meeting if the proper notice is not provided and may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of our Company. In addition, the ability of our stockholders to remove directors without cause is precluded.

Transfer Agent and Registrar

        The transfer agent and registrar for shares of our common stock is Continental Stock Transfer & Trust Company.

Listing

        Our common stock is approved for quotation on The Nasdaq National Market under the symbol "HEES."

DESCRIPTION OF INDEBTEDNESS

Senior Credit Facility

        H&E entered into a senior secured credit facility on June 17, 2002, as amended to date. The senior secured credit facility with GE Capital as administrative agent and a syndicate of banks formed by Bank of America, N.A., consists of a senior secured credit facility in an aggregate principal amount not to exceed $165.0 million with an extended maturity date to February 2009.

        Subject to compliance with customary conditions precedent and to the extent of availability under a collateral borrowing base, revolving loans and swing line loans are available at any time prior to the final maturity of the senior secured credit facility. Other than certain mandatory prepayments, amounts repaid under the senior secured credit facility may be reborrowed prior to the final maturity of the senior credit facility, as amended, provided that availability requirements are met. Letters of credit are available at any time and have an expiry date occurring no later than one year after issuance and, in any case, no later than the final maturity of the senior secured credit facility, as amended.

        All our obligations under the senior secured credit facility are unconditionally guaranteed by H&E LLC and by each of our existing and each subsequently acquired or organized domestic subsidiary. The senior secured credit facility and the related guarantees are secured by all of our present and future assets and all present and future assets of each guarantor, including but not limited to (i) a first-priority pledge of all of the outstanding capital stock owned by us and each guarantor and (ii) perfected first-priority security interests in all of our present and future tangible and intangible assets and the present and future tangible and intangible assets of each guarantor.

        Revolving loans under the senior secured credit facility bear interest at our option, either (i) at a floating rate equal to the index rate plus the applicable margin set forth in the credit agreement, or, absent a default, (ii) at a fixed rate for a period of one, two, three or six months equal to the reserve adjusted LIBOR, plus the applicable margin set forth in the credit agreement, based upon the aggregate amount of revolving loans outstanding from time to time. Swing line loans under the senior secured credit facility, as amended, bear interest at the index rate plus the applicable revolver index margin set forth in the credit agreement, based upon the aggregate amount of the swing line loan outstanding from time to time. Interest on loans based upon the index rate are payable on the first business day of each month in which such loan is outstanding and interest on loans based on LIBOR are payable at the last day of the applicable LIBOR period and, in the case of any LIBOR period greater than three months in duration, interest shall be payable at three month intervals. While a default is continuing, interest may accrue at 2.0% above the rate otherwise applicable at the option of the agent under the senior secured credit facility, as amended, or a required percentage of lenders thereunder. Notwithstanding the foregoing, interest on all loans under the senior secured credit facility, as amended, are payable at the time of repayment of any such loans, and at maturity. In addition to paying on any outstanding principal amount under the senior secured credit facility, as amended, we are required to pay an unused facility fee to the senior lenders equal to 0.5% per annum of the average unused daily balance of the senior secured credit facility, as amended, commencing on the execution and delivery of the senior secured credit facility and payable monthly in arrears, based upon the actual number of days elapsed in a 360 day year. The applicable margins on interest rates and letter of credit fees under the facility are equal to (i) for each fiscal month in which the daily average excess availability for the immediately preceding fiscal month is equal to or more than $40 million, the LIBOR margin will be 2.25%, the index margin will be 0.75% and the letter of credit margin will be 2.25%, (ii) for each fiscal month in which the daily average excess availability for the immediately preceding fiscal month was less than $40 million, the LIBOR margin will be 2.50%, the index margin will be 1.00% and the letter of credit margin will be 2.50%, and (iii) for each fiscal month in which the daily average excess availability for the immediately preceding fiscal month was less than $25 million, the LIBOR margin will be 2.75%, the index margin will be 1.25% and the letter of credit margin will be 2.75%

        The senior secured credit facility, as amended, contains representations and warranties, covenants (including limitations on incurrence of liens, incurrence of debt, voluntary prepayment of debt, modification of equity interests and agreements, issuance of equity interests, payment of dividends, transactions with affiliates, capital expenditures, loans, advances and investments), events of default and remedies and other provisions customary for credit facilities of this type.

        The senior secured credit facility, as amended, also contains the following financial covenants that require us to maintain certain financial ratios, on a consolidated basis, at the end of each fiscal quarter:

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  maximum ratio of senior debt to tangible assets (each as defined in the senior secured credit facility) as of the last day of such fiscal quarter of not more than 1.10 to 1.00 for such fiscal quarter;

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  maximum ratio of funded debt plus operating lease payoff value to EBITDAR (each as defined in the senior secured credit facility) as of the last day of such fiscal quarter and for the twelve-month period then ended of not more than (i) 5.70 to 1.00 for each fiscal quarter ending on or after March 31, 2005 and on or prior to December 31, 2005, (ii) 5.40 to 1.00 for each fiscal quarter ending on or after March 31, 2006 and on or prior to December 31, 2006, (iii) 5.30 to 1.00 for each fiscal quarter ending on or after March 31, 2007 and on or prior to December 31, 2007, and (iv) 5.20 to 1.00 for each fiscal quarter thereafter;

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  minimum ratio of equipment inventory rental revenues to equipment inventory rental expenditures (each as defined in the senior secured credit facility) for the twelve-month period then ended of not less than 28%; and

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  minimum ratio of EBITDAR to interest expense, plus operating lease payments, plus capital lease payments, plus restricted payments (to the extent not already included) (each as defined in the senior secured credit facility) for the twelve-month period then ended of not less than (i) 1.25 to 1.00 for each fiscal quarter ending on or prior to December 31, 2005, (ii) 1.35 to 1.00 for each fiscal quarter ending on or after March 31, 2006 and on or prior to December 31, 2007, and (iii) 1.40 to 1.00 for each fiscal quarter thereafter.

        We have paid and will continue to pay the senior lenders certain syndication and administration fees, reimburse certain expenses and provide certain indemnities, in each case which are customary for credit facilities of this type.

The Senior Secured Notes

        In connection with the financing of the Gulf Wide transaction, H&E LLC and H&E Finance Corp. issued $200 million in aggregate principal amount of its senior secured notes due 2012. As of September 30, 2005, we had $198.8 million aggregate principal amount of the senior secured notes outstanding.

        The senior secured notes bear interest at 11 1/8% per year, payable semi-annually, and mature on June 15, 2012.

        The senior secured notes were jointly and severally guaranteed on a senior secured basis by all of the existing and future domestic restricted subsidiaries of H&E LLC and H&E Finance Corp.

        The senior secured notes are secured on a second-priority basis by substantially all of our present and future assets and substantially all of the present and future assets of each guarantor, including, but not limited to, (i) a second-priority pledge of all of the outstanding capital stock owned by us and each guarantor and (ii) perfected second priority security interests in substantially all of our present and future tangible and intangible assets and substantially all of the present and future tangible and intangible assets of each guarantor, but excluding assets such as certain interests in real estate, deposit accounts and certain personal property.

        The senior secured notes rank senior to all of H&E LLC's, H&E Finance Corp.'s and the guarantors' existing and future senior unsecured indebtedness and junior to all of H&E LLC's, H&E Finance's and the guarantors' senior indebtedness secured by first-priority liens (including borrowings under the senior secured credit facility) and to obligations under secured floor plan financing and under capitalized leases.

        If there is a change of control (as defined in the indenture governing the senior secured notes), H&E LLC and H&E Finance Corp. must give holders of the senior secured notes the opportunity to sell us their notes at a purchase price equal to 101% of their principal amount.

        The indenture governing the senior secured notes contains covenants that limit H&E LLC's and H&E Finance Corp.'s ability and that of the restricted subsidiaries' ability to:

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  incur additional indebtedness;

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  create liens;

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  engage in sale-leaseback transactions;

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  pay dividends or make other equity distributions;

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  purchase or redeem capital stock;

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  make certain investments;

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  sell assets;

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  engage in transactions with affiliates; and

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  consolidate, merger or sell all or substantially all of its assets.

The Senior Subordinated Notes

        In connection with the financing of the Gulf Wide transaction, H&E LLC and H&E Finance Corp. issued $53.0 million in aggregate principal amount of its senior subordinated notes due 2013. As of September 30, 2005, we had $43.9 million aggregate principal amount of the senior subordinated notes outstanding.

        The senior subordinated notes bear interest at 12 1/2% per year, payable semi-annually, and mature on June 15, 2013.

        The senior subordinated notes were jointly and severally guaranteed on a senior subordinated basis by all of the existing and future domestic restricted subsidiaries of H&E LLC and H&E Finance Corp.

        The senior subordinated notes rank junior to all senior debt of H&E LLC's, H&E Finance Corp.'s and subsidiary guarantors (including the senior secured notes), junior to all of the liabilities of any future subsidiaries of H&E LLC and H&E Finance Corp. that do not guarantee the notes, equally with H&E LLC's, H&E Finance Corp.'s and the guarantors' existing and future senior subordinated indebtedness and senior to all subordinated indebtedness.

        If there is a change of control (as defined in the indenture governing the senior subordinated notes), H&E LLC and H&E Finance Corp. must give holders of the senior subordinated notes the opportunity to sell us their notes at a purchase price equal to 101% of their principal amount.

        The indenture governing the senior subordinated notes contains covenants that limit H&E LLC's and H&E Finance Corp.'s ability and that of the restricted subsidiaries' ability to:

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  incur additional indebtedness;

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  create liens;

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  engage in sale-leaseback transactions;

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  pay dividends or make other equity distributions;

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  purchase or redeem capital stock;

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  make certain investments;

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  sell assets;

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  engage in certain transactions with affiliates; and

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  consolidate, merger or sell all or substantially all of its assets.

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to the offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the possibility of such sales occurring, could adversely affect the prevailing market price and our ability to raise equity capital in the future.

        Based on the number of shares outstanding at September 30, 2005 after giving effect to the Reorganization Transactions, after this offering we will have 36,429,516 outstanding shares of common stock, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options. Of the outstanding shares, the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our "affiliates" as that term is defined in Rule 144 promulgated under the Securities Act may only be sold in compliance with the limitations described below. The remaining 25,492,016 shares of common stock held by existing security holders are restricted. The shares of common stock under contractual lock-up agreements with us may first be sold at various times after 180 days from the date of this prospectus.

        Restricted securities may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration described below under Rules 144, 144(k) or 701 promulgated under the Securities Act.

        Certain of our security holders, each of our directors and certain of our officers have entered into lock-up agreements pursuant to which they have agreed, subject to limited exceptions, not to offer or sell any shares of common stock or securities convertible into or exchangeable or exercisable for common stock for a period of 180 days from the date of this prospectus without the prior written consent of Credit Suisse Securities (USA) LLC and UBS Securities LLC which may, at any time and without notice, waive any of the terms of the lock-up. Following the lock-up period, these shares will not be eligible for sale in the public market without registration under the Securities Act unless these sales meet the conditions and restrictions of Rules 144 or 701 as described below. As restrictions on resale end, the market price could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them.

        The 180-day period under the lock-up agreements may be extended under specified circumstances. See the section of this prospectus entitled "Underwriting."

        In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned shares for a period of at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

  •
  1% of the then-outstanding common stock, or approximately 364,295 shares based on the number of shares to be outstanding immediately after this offering; or

  •
  the average weekly trading volume in the common stock during the four calendar weeks immediately preceding the date on which the notice of such sale on Form 144 is filed with the SEC.

        Sales under Rule 144 are also subject to certain provisions relating to notice and manner of sale and the availability of current public information about us.

        In addition, a person (or persons whose shares are aggregated) who is not deemed to have been one of our affiliates at any time during the 90 days immediately preceding a sale, and who has beneficially owned the shares for at least two years, would be entitled to sell such shares under Rule 144(k) without regard to the volume limitation and other conditions described above. Therefore, unless otherwise restricted, Rule 144(k) shares may be sold immediately upon the completion of this offering. The foregoing summary of Rule 144 is not intended to be a complete description.

        Subject to limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon with respect to the resale of securities originally purchased from us by our employees, directors, officers, consultants or advisors prior to the date we become subject to the reporting requirements of the Exchange Act. To be eligible for resale under Rule 701, shares must have been issued pursuant to written compensatory benefit plans or written contracts relating to the compensation of such persons. In addition, the SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options (including exercises after the date of the offering). Securities issued in reliance on Rule 701 are restricted securities and, subject to the lock-up agreements described above, beginning 90 days after the date of this prospectus, may be sold by persons other than affiliates, subject only to the manner of sale provisions of Rule 144, and by affiliates, under Rule 144 without compliance with its one-year minimum holding period requirements. The foregoing summary of Rule 701 is not intended to be a complete description.

        We intend to file a registration statement under the Securities Act to register the shares of common stock available for issuance pursuant to our equity plans. Shares issued pursuant to these plans after the effective date of such registration statement will be available for sale in the open market and, for our affiliates, subject to the conditions and restrictions of Rule 144. There are currently no options to purchase shares of common stock outstanding. In connection with the consummation of this offering or soon thereafter we expect to grant to certain of our officers options under the Stock Incentive Plan in an amount of approximately 2% of the total number of shares of our common stock outstanding immediately following the consummation of this offering (after giving effect to the grant of options). See "Management—Stock Incentive Plan."

        For a description of certain rights of our existing security holders to require us to register their common stock under the Securities Act, see the section of this prospectus entitled "Description of Capital Stock—Registration Rights."

MATERIAL UNITED STATES FEDERAL TAX CONSEQUENCES
TO NON-UNITED STATES HOLDERS

        The following is a summary of the material United States federal income and estate tax consequences of the ownership and disposition of shares of our common stock to a non-United States holder. For purposes of this discussion, a non-United States holder is any beneficial owner that for United States federal income tax purposes is not a United States person; the term United States person means:

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  an individual citizen or resident of the United States;

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  a corporation or other entity taxable as a corporation or a partnership or entity taxable as a partnership created or organized in the United States or under the laws of the United States or any political subdivision thereof;

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  an estate whose income is subject to United States federal income tax regardless of its source; or

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  a trust (x) whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a United States person.

        If a partnership or other pass-through entity holds common stock, the tax treatment of a partner or member in the partnership or other entity will generally depend on the status of the partner or member and upon the activities of the partnership or other entity. Accordingly, we urge partnerships or other pass-through entities which hold shares of our common stock and partners or members in these partnerships or other entities to consult their tax advisors.

        This discussion assumes that non-United States holders will hold shares of our common stock issued pursuant to the offering as a capital asset (generally, property held for investment). This discussion does not address all aspects of United States federal income taxation that may be relevant in light of a non-United States holder's special tax status or special tax situations. United States expatriates, life insurance companies, tax-exempt organizations, dealers in securities or currency, banks or other financial institutions, pension funds and investors that hold shares of common stock as part of a hedge, straddle or conversion transaction are among those categories of potential investors that are subject to special rules not covered in this discussion. This discussion does not address any non-income tax consequences except as noted under "Federal Estate Tax" or any income tax consequences arising under the laws of any state, local or non-United States taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code, Treasury Regulations and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. Additionally, we have not sought any ruling from the Internal Revenue Service, or IRS, with respect to statements made and conclusions reached in this discussion, and there can be no assurance that the IRS will agree with these statements and conclusions. We urge each prospective purchaser to consult a tax advisor regarding the United States federal, state, local and non-United States income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

Dividends

        We have not made any distributions on our common stock and we do not plan to make any distributions for the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for United States tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will constitute a return of capital and will first reduce a holder's basis, but not below zero, and then will be treated as gain from the sale of shares and may be subject to United States federal income tax as described below.

        Any dividend (out of earnings and profits) paid to a non-United States holder of common shares generally will be subject to United States withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. In order to receive a reduced treaty rate, a non-United States holder must provide us with an IRS Form W-8BEN or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate.

        Dividends received by a non-United States holder that are effectively connected with a United States trade or business conducted by the non-United States holder (and dividends attributable to a non-United States holder's permanent establishment in the United States if a tax treaty applies) are exempt from this withholding tax. In order to obtain this exemption, a non-United States holder must provide us with an IRS Form W-8ECI properly certifying this exemption. Effectively connected dividends (and dividends attributable to a permanent establishment), although not subject to withholding tax, are taxed at the same graduated rates applicable to United States persons, net of certain deductions and credits. In addition, dividends received by a corporate non-United States holder that are effectively connected with a United States trade or business of the corporate non-United States holder (and dividends attributable to a corporate non-United States holder's permanent establishment in the United States if a tax treaty applies) may also be subject to a branch profits tax at a rate of 30% (or such lower rate as may be specified in a tax treaty).

        A non-United States holder of common shares that is eligible for a reduced rate of withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld if an appropriate claim for refund is filed with the IRS.

Gain on Disposition of Shares of Common Stock

        A non-United States holder generally will not be subject to United States federal income tax on gain realized upon the sale or other disposition of shares of our common stock unless:

  •
  the gain is effectively connected with a United States trade or business of the non-United States holder (or attributable to a permanent establishment in the United States if a tax treaty applies), which gain, in the case of a corporate non-United States holder, must also be taken into account for branch profits tax purposes;

  •
  the non-United States holder is an individual who holds his or her common shares as a capital asset (generally, an asset held for investment purposes) and who is present in the United States for a period or periods aggregating 183 days or more during the taxable year in which the sale or disposition occurs and certain other conditions are met; or

  •
  our common shares constitutes a United States real property interest by reason of our status as a "United States real property holding corporation" for United States federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the holder's holding period for shares of our common stock. We believe that we are not currently, and we believe that we will not become, a "United States real property holding corporation" for United States federal income tax purposes. If we are or become a "United States real property holding corporation," so long as our common stock continues to be regularly traded on an established securities market, only a non-United States holder who, actually or constructively, holds or held (at any time during the shorter of the five year period preceding the date of disposition of the holder's holding period) more than 5% of shares of our common stock will be subject to United States federal income tax on the disposition of shares of our common stock.

Backup Withholding and Information Reporting

        Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient's country of residence.

        Payments of dividends or of proceeds on the disposition of shares made to a non-United States holder may be subject to information reporting and backup withholding at the then effective rate unless the non-United States holder establishes an exemption, for example, by properly certifying its non-United States status on a Form W-8BEN or another appropriate version of Form W-8. Notwithstanding the foregoing, information reporting and backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a United States person.

        Backup withholding is not an additional tax. Rather, the United States income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may be obtained, provided that the required information is furnished to the IRS in a timely manner.

Federal Estate Tax

        An individual non-United States holder who is treated as the owner, or has made certain lifetime transfers, of an interest in our common stock will be required to include the value thereof in his or her gross estate for United States federal estate tax purposes, and may be subject to United States federal estate tax unless an applicable estate tax treaty provides otherwise.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated January 30, 2006, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and UBS Securities LLC are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC	3,828,125
UBS Securities LLC	3,828,125
Banc of America Securities LLC	1,093,750
Deutsche Bank Securities Inc.	1,093,750
J.P. Morgan Securities Inc.	1,093,750

Total	10,937,500

        The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

        We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to approximately 1,640,625 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

        The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $0.756 per share. The underwriters and selling group members may allow a discount of $0.10 per share on sales to other broker/dealers. After the initial public offering the underwriters may change the public offering price and concession and discount to broker/dealers.

        The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid by us	$1.26	$1.26	$13,781,250	$15,848,438
Expenses payable by us	$1.07	$0.93	$11,750,000	$11,750,000

        The representatives have informed us that the underwriters do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered.

        We intend to use a portion of the net proceeds from this offering to repay indebtedness under our senior secured credit facility. Bank of America, N.A., an affiliate of one of the underwriters, is a lender under our senior secured credit facility, and will receive more than 10% of the net proceeds when we repay a portion of the borrowings under our senior secured credit facility. Accordingly, the offering is being made in compliance with the requirements of Rule 2710(h) of the National Association of Securities Dealers, Inc. Conduct Rules. This rule provides generally that if more than 10% of the net proceeds from the sale of stock, not including underwriting compensation, is paid to the underwriters or their affiliates, the initial public offering price of the stock may not be higher than that recommended by a "qualified independent underwriter" meeting certain standards. Accordingly, UBS Securities LLC is assuming the responsibilities of acting as the qualified independent underwriter in pricing the offering and conducting due diligence. The initial public offering price of the shares of common stock is no higher than the price recommended by UBS Securities LLC.

        We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 (the "Securities Act") relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC and UBS Securities LLC for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" period will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC and UBS Securities LLC waive, in writing, such an extension.

        Each of our directors and certain of our officers and security holders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC and UBS Securities LLC for a period of 180 days after the date of this prospectus.

        The foregoing "lock-up" restrictions will not apply to any transfer of securities (i) as a bona fide gift or gifts, provided that prior to the transfer the donee or donees agree in writing to be bound by the terms of the lock-up agreement, (ii) to any trust for the direct or indirect benefit of the party or immediate family of the party, provided that prior to the transfer the trustee of the trust agrees in writing to be bound by the terms of the lock-up agreement, and provided further that any such transfer will not involve a disposition for value, (iii) if the transfer occurs by operation of law, such as rules of descent and distribution, statutes governing the effects of a merger or a qualified domestic order, provided that prior to the transfer the transferee agrees in writing to be bound by the terms of the lock-up agreement, (iv) as a distribution to limited partners or shareholders of the party, provided that prior to the transfer the distributees agree in writing to be bound by the terms of the lock-up agreement, and provided further that the transfer will not involve a disposition for value and no filing by any party (donor, donee, transferor or transferee) under the Securities Exchange Act of 1934 will be required or will be voluntarily made in connection with the transfer (other than a filing on a Form 5 made after the expiration of the lock-up period), or (v) that have been registered under the Securities Act of 1933, as amended (other than on a Form S-8) and that are purchased by the party either directly from the underwriters or in the open market after the offering.

        The underwriters have reserved for sale at the initial public offering price up to 546,875 shares of the common stock for employees, directors and other persons associated with us who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

        We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

        We have applied to have our shares of common stock approved for quotation on The Nasdaq National Market subject to official notice of issuance under the symbol "HEES."

        Some of the underwriters and their affiliates have provided, and may provide in the future, investment banking and other financial services for us in the ordinary course of business, for which they have received and would receive customary compensation. In connection with the financing of the Gulf Wide transaction in June 2002, Credit Suisse First Boston Corporation was an initial purchaser of our senior secured notes, senior subordinated notes and an amount of our Common Units and Preferred Units, for which it received customary compensation. Credit Suisse Securities (USA) LLC currently beneficially owns approximately $3.0 million (approximately 6%) of our senior subordinated notes and is the record holder of various series of Common Units and Preferred Units of H&E Holdings which it purchased in the Gulf Wide transaction and which in the aggregate, after giving effect to the Reorganization Transactions, will represent less than 1% of our common stock then outstanding. In addition, on June 17, 2002, we entered into a senior secured credit facility, as amended to date, with a syndicate of lenders including Bank of America, N.A., an affiliate of Banc of America Securities LLC, an underwriter in this offering. In connection with this offering, we will repay approximately $70.3 million of outstanding indebtedness under our senior secured credit facility, from which Bank of America, N.A. will receive an amount in proportion to its capital commitment. See "Description of Indebtedness—Senior Credit Facility."

        Prior to the offering, there has been no public market for the common stock. The initial public offering price for the common stock will be determined by negotiation between us and the representatives, and may not reflect the market price for the common stock following the offering. The principal factors, in addition to prevailing market conditions, considered in determining the initial public offering price will include:

  •
  the history of and prospects for our industry;

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  an assessment of our management;

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  our present operations;

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  our historical results of operations;

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  our earnings prospects;

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  the general condition of the securities markets at the time of the offering; and

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  the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

        We cannot be sure that the initial public offering price will correspond to the price at which the common stock will trade in the public market following this offering or that an active trading market for the common stock will develop and continue after this offering.

        In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market and, if commenced, may be discontinued at any time.

        A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

        The distribution of our common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of our common stock are made. Any resale of our common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of our common stock.

Representations of Purchasers

        By purchasing our common stock in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

  •
  the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws;

  •
  where required by law, that the purchaser is purchasing as principal and not as agent; and

  •
  the purchaser has reviewed the text above under "Resale Restrictions."

Rights of Action—Ontario Purchasers Only

        Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

        All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

        Canadian purchasers of our common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

        The validity of the shares of our common stock offered hereby will be passed on for us by Dechert LLP, New York, New York, and for the underwriters by Latham & Watkins LLP, New York, New York.

EXPERTS

        The consolidated financial statements and schedule of H&E Equipment Services L.L.C. included in this prospectus and in the registration statement have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their report appearing elsewhere herein and in the registration statement, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

        The consolidated financial statements of Eagle High Reach Equipment, Inc. and subsidiary included in this prospectus and registration statement have been audited by Perry-Smith LLP, an independent auditor, to the extent and for the periods indicated in their report appearing elsewhere herein, and are included in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        This prospectus is part of a registration statement on Form S-1 that we have filed with the Securities and Exchange Commission under the Securities Act of 1933 covering the common stock we are offering. As permitted by the rules and regulations of the SEC, this prospectus omits certain information contained in the registration statement. For further information with respect to us and our common stock, you should refer to the registration statement and to its exhibits and schedules. We make reference in this prospectus to certain of our contracts, agreements and other documents that are filed as exhibits to the registration statement. For additional information regarding those contracts, agreements and other documents, please see the exhibits attached to this registration statement. We also file annual, quarterly and special reports, and other information with the SEC under the Securities Exchange Act of 1934.

        You can read the registration statement and the exhibits and schedules filed with the registration statement or any reports, statements or other information we have filed or file, at the public reference facilities maintained by the SEC at Room 1580, 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents from such offices upon payment of the prescribed fees. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You may also request copies of the documents upon payment of a duplicating fee, by writing to the SEC. In addition, the SEC maintains a web site that contains reports and other information regarding registrants (including us) that file electronically with the SEC, which you can access at http://www.sec.gov.

        In addition, you may request copies of this filing and such other reports as we may determine or as the law requires at no cost, by telephone at (225) 298-5200, or by mail to H&E Equipment Services, Inc., 11100 Mead Road, Suite 200, Baton Rouge, Louisiana 70816, Attention: Investor Relations.

Report of Independent Registered Public Accounting Firm

The Board of Directors
H&E Equipment Services L.L.C.

        We have audited the accompanying consolidated balance sheets of H&E Equipment Services L.L.C. and subsidiaries as of December 31, 2004 and 2003 and the related consolidated statements of operations, members' deficit and cash flows for each of the three years in the period ended December 31, 2004. We have also audited the schedule listed in Item 16 of Form S-1. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedule are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. Our audits included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and schedule. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement and schedule presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of H&E Equipment Services L.L.C. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

        Also, in our opinion, the schedule presents fairly, in all material respects, the information set forth herein.

        As discussed in Note 20 to the consolidated financial statements the fiscal 2003 and 2002 financial statements have been restated to correct errors in the accounting for deferred taxes in connection with the Company's combination with ICM Equipment Company on June 17, 2002.

/s/ BDO Seidman, LLP

Dallas, Texas
September 28, 2005,
except for Note 22, which is as of October 13, 2005

H&E EQUIPMENT SERVICES L.L.C.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2004 AND 2003 (RESTATED)

(Dollars in thousands)

	2004	2003 (restated)
Assets
Cash	$3,358	$3,891
Receivables, net of allowance for doubtful accounts of $2,732 and $3,188, respectively	68,902	62,615
Inventories, net of reserve for obsolescence of $1,490 and $1,235, respectively	56,811	44,078
Prepaid expenses and other assets	1,044	2,521
Rental equipment, net of accumulated depreciation of $124,411 and $114,014, respectively	243,630	261,154
Property and equipment, net of accumulated depreciation and amortization of $17,674 and $13,942, respectively	16,101	15,327
Deferred financing costs, net of accumulated amortization of $5,092 and $2,751, respectively	10,251	11,235
Goodwill, net	8,572	8,572

Total assets	$408,669	$409,393

Liabilities and Member's Deficit
Liabilities:
Amount due on senior secured credit facility	$55,293	$43,958
Accounts payable	92,592	91,446
Accrued expenses payable and other liabilities	20,919	15,901
Accrued loss from litigation	17,434	17,434
Related party obligation	1,062	1,235
Notes payable	727	1,063
Senior secured notes, net of discount	198,761	198,660
Senior subordinated notes, net of discount	43,491	43,010
Capital lease obligations	1,120	5,351
Deferred compensation payable	10,570	10,898

Total liabilities	441,969	428,956

Commitments and contingent liabilities (see note 14 of Consolidated Financial Statements)
Members' deficit	(33,300)	(19,563)

Total liabilities and members' deficit	$408,669	$409,393

The accompanying notes are an integral part of these consolidated statements.

H&E EQUIPMENT SERVICES L.L.C.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 (RESTATED) AND 2002 (RESTATED)

(Dollars in thousands)

	2004	2003 (Restated)	2002 (Restated)
Revenues:
Equipment rentals	$160,342	$153,851	$136,624
New equipment sales	116,907	81,692	72,143
Used equipment sales	84,999	70,926	52,487
Parts sales	58,014	53,658	47,218
Service revenue	33,696	33,349	27,755
Other	24,214	20,510	14,778

Total revenues	478,172	413,986	351,005

Cost of Revenues:
Rental depreciation	49,590	55,244	46,627
Rental expense	50,666	49,696	37,706
New equipment sales	104,111	73,228	65,305
Used equipment sales	67,906	58,145	43,776
Parts sales	41,500	39,086	34,011
Service revenue	12,865	13,043	11,438
Other	28,246	26,433	19,774

Total cost of revenues	354,884	314,875	258,637

Gross profit	123,288	99,111	92,368
Selling, general and administrative expenses	97,525	93,054	78,352
Loss from litigation	—	17,434	—
Related party expense	—	1,275	—
Gain on sale of property and equipment	207	80	59

Income (loss) from operations	25,970	(12,572)	14,075

Other income (expense):
Interest expense	(39,856)	(39,394)	(28,955)
Other, net	149	221	372

Total other expense, net	(39,707)	(39,173)	(28,583)

Loss before income taxes	(13,737)	(51,745)	(14,508)
Income tax provision (benefit)	—	(5,694)	(6,287)

Net loss	$(13,737)	$(46,051)	$(8,221)

Net loss per common unit	(137)	(461)	(82)

The accompanying notes are an integral part of these consolidated statements.

H&E EQUIPMENT SERVICES L.L.C.

CONSOLIDATED STATEMENTS OF MEMBERS' EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 (RESTATED) AND 2002 (RESTATED)

(Dollars in thousands)

	Series A Senior Preferred	Junior Preferred	Class A Common	Class B Common	Additional Paid-in Capital	Accumulated Deficit	Member's Interest	Total Members' Equity (Deficit)
January 1, 2002 (as previously reported)	$1,235	$5,000	$1,152	$1,152	$50,090	$(76,546)	$—	$(17,917)
Prior period adjustment						(2,790)		(2,790)
Net loss—January 1, 2002
to June 17, 2002	—	—	—	—	—	(2,365)	—	(2,365)
Accretion of liquidation value on Preferred Units outside of equity through June 17, 2002	—	—	—	—	—	(1,009)	—	(1,009)
Members' equity issued with Senior Subordinated Notes at June 17, 2002	—	—	—	—	—	—	7,600	7,600
Conversion of Senior Exchangeable Preferred Units at June 17, 2002	—	—	—	—	—	—	10,652	10,652
Conversion of Senior Subordinated Preferred Units at June 17, 2002	—	—	—	—	—	—	38,173	38,173
Conversion of series A Senior Preferred, Junior Preferred, Class A Common, Class B Common, Additional Paid-in Capital and accumulated deficit to member's interest at June 17, 2002	(1,235)	(5,000)	(1,152)	(1,152)	(50,090)	82,710	(24,081)	—
Net loss—June 17, 2002 to December 31, 2002	—	—	—	—	—	—	(5,856)	(5,856)

December 31, 2002 (restated)	—	—	—	—	—	—	26,488	26,488
Net loss	—	—	—	—	—	—	(46,051)	(46,051)

December 31, 2003 (restated)	—	—	—	—	—	—	(19,563)	(19,563)
Net loss	—	—	—	—	—	—	(13,737)	(13,737)

December 31, 2004	$—	$—	$—	$—	$—	$—	$(33,300)	$(33,300)

The accompanying notes are an integral part of these consolidated statements.

H&E EQUIPMENT SERVICES L.L.C.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 (RESTATED) AND 2002 (RESTATED)

(Dollars in thousands)

	2004	2003 (Restated)	2002 (Restated)
Cash flows from operating activities:
Net loss	$(13,737)	$(46,051)	$(8,221)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation on property and equipment	3,642	3,915	3,032
Depreciation on rental equipment	49,590	55,244	46,627
Amortization of other intangible assets	295	—	—
Amortization of loan discounts and deferred financing costs	2,627	2,394	1,091
Provision for losses on accounts receivable	1,395	1,269	1,517
Provision for obsolescence	240	612	121
Gain on sale of property and equipment	(207)	(80)	(59)
Gain on sale of rental equipment	(15,230)	(11,161)	(5,876)
Deferred income taxes	—	(5,717)	(6,322)
Changes in operating assets and liabilities, net of business combination:
Receivables, net	(7,682)	1,261	(3,145)
Inventories, net	(22,263)	(4,980)	(15,988)
Prepaid expenses and other assets	1,477	(576)	1,433
Accounts payable	1,146	233	9,159
Accrued expenses payable and other liabilities	4,674	4,882	1,460
Accrued loss from litigation	—	17,434	—
Deferred compensation payable	(328)	665	490

Net cash provided by operating activities	5,639	19,344	25,319

Cash flows from investing activities:
Purchases of property and equipment	(4,558)	(2,483)	(3,821)
Purchases of rental equipment	(72,940)	(30,588)	(52,369)
Proceeds from sale of property and equipment	349	2,700	115
Proceeds from sale of rental equipment	65,396	51,279	33,738
Cash acquired in ICM business combination	—	—	3,643

Net cash (used in) provided by investing activities	(11,753)	20,908	(18,694)

Cash flows from financing activities:
Net proceeds from issuance of senior secured notes	—	—	198,526
Net proceeds from issuance of senior subordinated notes	—	—	50,009
Payments of amounts due to members	—	—	(13,347)
Payment of deferred financing costs	(887)	(1,089)	(13,466)
Borrowings on senior secured credit facility	479,756	385,504	436,081
Payments on senior secured credit facitily	(468,421)	(418,270)	(658,489)
Payments of related party obligation	(300)	(75)	—
Principal payments on notes payable	(336)	(339)	(2,022)
Payments of capital lease obligations	(4,231)	(5,490)	(4,841)

Net cash provided by (used in) financing activities	5,581	(39,759)	(7,549)

Net increase (decrease) in cash	(533)	493	(924)
Cash, beginning of year	3,891	3,398	4,322

Cash, end of year	$3,358	$3,891	$3,398

The accompanying notes are an integral part of these consolidated statements.

	2004	2003 (Restated)	2002 (Restated)
Supplemental schedule of noncash investing and financing activities:
Noncash asset purchases:
Assets transferred from new and used inventory to rental fleet	$9,292	$8,852	$11,602
Members' equity issued with the senior subordinated notes	—	—	7,600
Rental equipment financed under capital lease obligations	—	—	4,182
Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$33,648	$35,160	$22,295
Income taxes	19	98	6

Supplemental Disclosures of Non-Cash Investing and Financing Activities:

        As of December 31, 2004 and 2003, the Company had $51.2 million and $51.8 million, respectively, in manufacturer flooring plans payable outstanding, which were used to finance purchases of inventory and rental equipment.

        On June 17, 2002, the Company entered into a business combination acquiring substantially all the assets and assuming certain liabilities of ICM Equipment Company L.L.C. The following table sets forth information relating to the acquisition (in thousands)

Fair value of assets acquired	$187,781
Fair value of liabilities assumed	(187,781)

Excess of liabilities assumed over fair value of assets acquired	—

        During the first quarter of 2004, the Company entered into a twelve month non-competition agreement with a former vice-president. Accordingly, the Company recorded a $0.3 million intangible asset and accrued liability. The intangible asset was valued at the present value of the future payments discounted at the Company's weighted average cost over the term of the agreement and is being amortized using the straight-line method over the term of the agreement.

        During the third quarter of 2004, the Company entered into a three year non-competition agreement with a former officer. Accordingly, the Company recorded a $0.1 million intangible asset and accrued liability. The intangible asset was valued at the present value of the future payments discounted at the Company's weighted average cost over the term of the agreement and is being amortized using the straight-line method over the term of the agreement.

The accompanying notes are an integral part of these consolidated statements.

H&E EQUIPMENT SERVICES L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share amounts)

(1)    Organization and Nature of Operations

Basis of Presentation

        H&E Equipment Services L.L.C. (H&E Equipment Services) is a wholly-owned subsidiary of H&E Holdings L.L.C. (H&E Holdings). H&E Holdings is principally a holding company conducting all of its operations through H&E Equipment Services (see Note 3). The consolidated financial statements include the results of operations of H&E Equipment Services and its wholly-owned subsidiaries H&E Finance Corp., GNE Investments, Inc. and Great Northern Equipment, Inc., collectively referred to herein as the Company.

        The nature of the Company's business is such that short-term obligations are typically met by cash flows generated from long-term assets. Consequently, consistent with industry practice, the accompanying consolidated balance sheets are presented on an unclassified basis.

Nature of Operations

        As one of the largest integrated equipment services companies in the United States focused on heavy construction and industrial equipment, we rent, sell and provide parts and service support for four core categories of specialized equipment: (1) hi-lift or aerial platform equipment, (2) cranes, (3) earthmoving equipment, and (4) industrial lift trucks. By providing equipment sales, rental, on-site parts, and repair and maintenance functions under one roof, we are a one-stop provider for our customers' varied equipment needs. This full service approach provides us with multiple points of customer contact, enables us to maintain an extremely high quality rental fleet, as well as an effective distribution channel for fleet disposal and provides cross-selling opportunities among our new and used equipment sales, rental, parts sales and service operations.

(2)    Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

        The accompanying consolidated financial statements include the accounts of H&E Equipment Services and its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Revenue Recognition

        The Company's policy is to recognize revenue from equipment rentals in the period earned, over the contract term, regardless of the timing of the billing to customers. A rental contract term can be daily, weekly or monthly. Because the term of the contracts can extend across financial reporting periods, the Company records unbilled rental revenue and deferred revenue at the end of reporting periods so rental revenue is appropriately stated in the periods presented. Revenue from the sale of equipment and parts is recognized at the time of delivery to, or pick-up by, the customer and when all obligations under the sales contract have been fulfilled and collectability is reasonably assured. Service revenue is recognized at the time the services are rendered. Other revenues consist primarily of billings to customers for rental equipment delivery and damage waiver charges and are recognized at the time an invoice is generated and after the service has been provided.

Cash and Cash Equivalents

        The Company considers all highly liquid debt instruments purchased with an initial maturity of three months or less to be cash equivalents.

Inventories

        New and used equipment is stated at the lower of cost or market, with cost determined by specific-identification. Parts and supplies are stated at the lower of the average cost or market.

Rental Equipment

        Rental equipment purchased by the Company is stated at cost and is depreciated over the estimated useful lives of the equipment using the straight-line method. Estimated useful lives vary based upon type of equipment. Generally, the Company depreciates cranes and aerial work platforms over a ten year useful life, earthmoving equipment over a five year useful life with a 25% salvage value, and industrial lift trucks over a seven year useful life. Attachments and other smaller type equipment are fully depreciated over a three year life.

        Ordinary repair and maintenance costs and property taxes are charged to operations as incurred. Expenditures for additions or improvements that extend the useful life of the asset are capitalized in the period incurred. When rental equipment is sold or disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss is included in the Company's consolidated results of operations. Individual offers for fleet are received by the Company on a continual basis at which time the Company performs an analysis on whether or not to accept the offer. The rental equipment is not transferred to inventory under the held for sale model as the equipment is used to generate revenues until the equipment is sold. In accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company periodically reviews the carrying value of its long-lived assets for possible impairment. In management's opinion, there is no impairment of long lived assets at December 31, 2004.

Property and Equipment

        Property and equipment are recorded at cost and are depreciated over the assets' estimated useful lives using the straight-line method. Ordinary repair and maintenance costs are charged to operations as incurred. The Company periodically reviews the carrying value of its long-lived assets for possible impairment. In management's opinion, there is no impairment of long-lived assets at December 31, 2004. Leasehold improvements are amortized using the straight-line method over their estimated useful lives or the remaining life of the lease, whichever is shorter. Generally, the Company assigns the following useful lives to these categories:

Category	Estimated Useful Life
Transportation equipment	5 years
Buildings	39 years
Office equipment	5 years
Computer equipment	3 years
Machinery and equipment	7 years

Deferred Financing Costs and Initial Purchasers' Discounts

        Deferred financing costs and initial purchasers' discounts were recorded in 2003 and 2002 in connection with entering into the new senior secured credit facility and issuing senior secured notes and senior subordinated notes (see Note 12). The Company paid a $0.4 million and $0.8 million amendment fee in May 2003 and February 2004, respectively, in connection with amending the senior secured credit facility. The amounts are being amortized over the terms of the related debt, utilizing the effective interest method. The amortization expense of deferred financing costs and initial purchasers' discounts is included with interest expense as an overall cost of the financing. During the years ended December 31, 2004, 2003 and 2002, interest expense related to the amortization of these costs totaled $2,627, $2,394 and $1,091, respectively.

Goodwill

        Goodwill recorded in the accompanying consolidated balance sheets was $8.6 million. The goodwill was established in connection with two separate acquisitions in 1999 and 2002. Prior to the adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142) on January 1, 2002, $3.2 million of goodwill recorded as a result of the 1999 acquisition was being amortized over 40 years.

        The Company adopted the provisions of SFAS No. 142, effective January 1, 2002. The provisions of SFAS No. 142 eliminate the amortization of goodwill and certain intangible assets that are deemed to have indefinite lives and require such assets to be tested for impairment annually and to be written down to fair value, if necessary. Accordingly, the Company does not have goodwill amortization subsequent to December 31, 2001.

        The Company made an assessment of its goodwill for impairment during the year ended December 31, 2004 in accordance with SFAS No. 142. Based on the assessment, the Company was not required to adjust the carrying value of its goodwill.

Advertising

        Advertising costs are expensed as incurred and totaled $1,024, $1,046, and $993 for the years ended December 31, 2004, 2003 and 2002, respectively.

Legal Costs

        Legal costs are expensed as incurred. A significant portion of our legal costs are associated with the litigation as described in Note 14.

Shipping and Handling Fees and Costs

        Shipping and handling fees billed to customers are recorded as revenues while the related shipping and handling costs are included in other cost of revenues.

Income Taxes

        The Company files a consolidated federal income tax return with its wholly owned subsidiaries. As a Limited Liability Corporation, the Company has elected to be taxed as a C Corporation under the provisions of the Internal Revenue Code (IRC). Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax assets are reviewed for recoverability and valuation allowances are provided, when necessary, to reduce deferred tax assets to the amounts expected to be realized.

Fair Value of Financial Instruments

        The carrying amounts reported in the accompanying consolidated balance sheets for accounts receivable, accounts payable, accrued liabilities, and deferred compensation payable approximate fair value due to the immediate or short-term maturity of these financial instruments. The carrying amount of the amended senior secured credit facility approximates fair value due to the fact that the underlying instruments include provisions to adjust interest rates to approximate fair market value. The estimated fair value of the Company's notes payable, senior secured and senior subordinated notes payable at December 31, 2004 and 2003 are as follows (in thousands):

	December 31, 2004
	Carrying Amount	Fair Value
Cash and cash equivalents	$3,358	$3,358
Senior secured notes with interest computed at 11 1/8%	198,761	220,000
Senior subordinated notes with interest computed at 12 1/2%	43,491	51,940
Notes payable to financial institution with interest computed at 4 1/4%	654	516
Notes payable to suppliers with interest computed at 2.9%	55	50
Notes payable to finance companies with interest rates ranging from 9 1/2% to 10 1/2%	18	17

	$246,337	$275,881

	December 31, 2003
	Carrying Amount	Fair Value
Cash and cash equivalents	$3,891	$3,891
Senior secured notes with interest computed at 11 1/8%	198,660	201,000
Senior subordinated notes with interest computed at 12 1/2%	43,010	44,520
Notes payable to financial institution with interest computed at 4 1/4%	838	655
Notes payable to suppliers with interest computed at 2.9%	175	161
Notes payable to finance companies with interest rates ranging from 9 1/2% to 10 1/2%	50	46

	$246,624	$250,273

Concentrations of Credit and Supplier Risk

        Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. Cash and cash equivalents consist primarily of money market accounts which are maintained with high credit quality financial institutions. Cash and cash equivalents are in excess of Federal Deposit Insurance Corporation ("FDIC") insurance limits. Credit risk with respect to trade accounts receivable is mitigated by the large number of geographically diverse customers and the Company's credit evaluation procedures. Although generally no collateral is required, when feasible, mechanics' liens are filed and personal guarantees are signed to protect the Company's interests. The Company maintains reserves for potential losses.

        The Company records trade receivables at sales value and establishes specific reserves for certain customer accounts identified as known collection problems due to insolvency, disputes or other collection issues. The amounts of the specific reserves estimated by management are based on the following assumptions and variables: the customer's financial position, age of the customer's receivables and changes in payment schedules. In addition to the specific reserves, management establishes a non-specific allowance for doubtful accounts by applying specific percentages to the different receivable aging categories (excluding the specifically reserved accounts). The percentage applied against the aging categories increases as the accounts become further past due. The allowance for doubtful accounts is charged with the write-off of uncollectible customer accounts.

        The Company purchases a significant amount of equipment from the same manufacturers with whom it has distribution agreements. The Company believes that while there are alternative sources of supply for the equipment it purchases in each of the principal product categories, termination of one or more of our relationships with any of its major suppliers of equipment could have a material adverse effect on the Company's business, financial condition or results of operation if it is unable to obtain adequate or timely rental and sales equipment.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions. The use of estimates and assumptions may affect the amounts reported in the consolidated financial statements and accompanying notes. Significant estimates include the allowance for doubtful accounts, useful lives for depreciation, goodwill and other asset impairments, loss contingencies and fair values of financial instruments. Actual results could differ from those estimates.

Reclassifications

        Certain amounts in the prior-years consolidated financial statements have been reclassified for comparative purposes to conform to the presentation in the current-year consolidated financial statements. See Note 20 for further discussion of reclassifications.

Recent Accounting Pronouncements

        In December 2004, the FASB issued Statement No. 123 (revised 2004), "Share-Based Payment" (FAS No. 123R), which replaces FAS No. 123 and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." FAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim period after June 15, 2005, with early adoption encouraged. In April 2005, the SEC announced that the effective date of Statement No. 123(R) will be deferred until January 1, 2006 for calendar companies. Historically, we have not used stock-based awards for compensating our employees; therefore, the adoption of SFAS No. 123(R) currently would not apply to us. However, prior to the consummation of this offering, we expect to establish a stock incentive plan and will then be required to adopt FAS No. 123(R). Under FAS No. 123(R), we must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at the date of adoption. The effect of adoption on our financial position and results of operations will depend in part, on the types and quantities of stock-based awards that we issue to our employees under the new stock incentive plan. We have not yet determined the method of adoption or the effect that the adoption will have on our financial position or results of operations.

        In May 2005, the FASB issued Statement No. 154, "Accounting Changes and Error Corrections" (SFAS 154). SFAS 154 replaces APB Opinion No. 20. "Accounting Changes" and FASB Statement No. 3, "Reporting Accounting Charges in Interim Financial Statements," SFAS 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. SFAS 154 also provides that a correction of errors in previously issued financial statements should be termed a "restatement." The new standard is effective for accounting changes and correction of errors beginning July 1, 2005. The Company has incorporated the provisions of SFAS 154 in the presentation of our December 31, 2004 financial statements.

(3)    Reorganization and Acquisition of ICM Equipment Company L.L.C.

        On June 17, 2002, the equity holders of H&E Equipment Services L.L.C. (formerly Gulf Wide Industries L.L.C.) and ICM Equipment Company L.L.C. (ICM) formed H&E Holdings by executing a Limited Liability Company Agreement of H&E Holdings and by contributing to H&E Holdings all of the outstanding equity securities and certain outstanding subordinated debt of the two companies to the members of H&E Holdings in exchange for certain equity securities of H&E Holdings. H&E Holdings issued cancellation certificates for the previously issued outstanding shares. Pursuant to a Contribution Agreement and Plan of Reorganization, H&E Holdings contributed all of the outstanding equity securities of ICM to H&E Equipment Services, merging ICM out of existence.

        Pursuant to the Contribution Agreement and Plan of Reorganization, H&E Holdings issued a series of preferred and common units in exchange for all the outstanding stock of ICM. The acquisition was based upon a strategic plan to achieve market penetration in contiguous territories. In addition, the combined companies incurred significant operating synergies. The acquisition was accounted for under the purchase method of accounting. H&E Equipment Services was considered the acquirer for accounting purposes. Under the purchase method of accounting, the acquired assets and assumed liabilities have been recorded at their fair values at the date of acquisition. The operating results of ICM have been included in the accompanying consolidated financial statements from the date of the acquisition.

        The following table summarizes the fair value of assets acquired and liabilities assumed as allocated in purchase accounting (in thousands):

Fair value of assets acquired:
Cash	$3,643
Accounts receivable	27,020
Inventories	12,082
Rental equipment	131,894
Property and equipment	5,201
Deferred tax assets	1,512
Other assets	1,062
Goodwill	5,367

$187,781

Fair value of liabilities assumed:
Outstanding borrowings on senior secured credit facility	$117,493
Accounts payable and accrued liabilities	50,092
Amounts due to members	10,147
Deferred compensation payable	9,743
Capital lease obligations	306

$187,781

        The consolidated results of operations data shown below is presented on an unaudited pro forma basis and represents the results of H&E Equipment Services had the business combination occurred at the beginning of 2002 (in thousands):

Year Ended December 31, 2002
Revenues	$431,721
Net loss	$(18,597)

        The unaudited pro forma financial information is presented for informational purposes only and is based upon certain assumption and estimates, which are subject to change. The results are not necessarily indicative of the operating results that would have occurred had the transaction been consummated at the beginning of the period presented, nor are they necessarily indicative of future operating results.

(4)    Receivables

        Receivables consisted of the following at December 31, 2004 and 2003 (in thousands):

	2004	2003
Trade receivables	$68,704	$62,039
Unbilled rental revenue	2,628	2,756
Income tax receivables	218	149
Advances to employees	21	115
Affiliated companies	63	295
Sales-type leases	—	397
Other	—	52

	71,634	65,803
Less allowance for doubtful accounts	(2,732)	(3,188)

	$68,902	$62,615

(5)    Inventories

        Inventories consisted of the following at December 31, 2004 and 2003 (in thousands):

	2004	2003
New equipment	$33,598	$20,517
Used equipment	6,331	8,574
Parts, supplies and other	16,882	14,987

	$56,811	$44,078

        As of December 31, 2004, the Company had reserves for inventory obsolescence totalling $1,490.

(6)    Property and Equipment

        Property and equipment consisted of the following at December 31, 2004 and 2003 (in thousands):

	2004	2003
Land	$1,331	$1,334
Transportation equipment	11,780	9,913
Building and leasehold improvements	8,295	8,250
Office and computer equipment	7,528	6,271
Machinery and equipment	4,841	3,501

	33,775	29,269
Less accumulated depreciation and amortization	(17,674)	(13,942)

	$16,101	$15,327

(7)    Accounts Payable

        Accounts payable consisted of the following at December 31, 2004 and 2003 (in thousands):

	2004	2003
Trade accounts payable	$41,393	$39,677
Manufacturer flooring plans payable	51,199	51,769

	$92,592	$91,446

        Manufacturer flooring plans payable are financing arrangements for inventory and rental equipment. The interest paid on the manufacturer flooring plans ranges between zero percent and Prime Interest Rate plus 6.9%. Certain manufacturer flooring plans provide for a one to twelve-month reduced interest rate term or a deferred payment period. The Company makes payments in accordance with the original terms of the financing agreements. However, the Company routinely sells equipment that is financed under manufacturer flooring plans prior to the original maturity date of the financing agreement. The payable is paid at the time equipment being financed is sold. The manufacturer flooring plans payable are secured by the equipment being financed.

        Maturities (based on original financing terms) of the manufacturer flooring plans payable as of December 31, 2004 for each of the next five years ending December 31 are as follows (in thousands):

2005	$12,648
2006	12,600
2007	7,556
2008	14,452
2009	1,447
Thereafter	2,496

$51,199

(8)    Accrued Expenses Payable and Other Liabilities

        Accrued expenses payable and other liabilities consisted of the following at December 31, 2004 and 2003 (in thousands):

	2004	2003
Payroll and related liabilities	$6,788	$7,129
Sales, use and property taxes	3,969	2,824
Accrued interest	3,088	1,862
Accrued insurance	2,532	1,560
Deferred revenue	2,139	1,616
Other	2,403	910

	$20,919	$15,901

(9)    Notes Payable

        A summary of notes payable as of December 31, 2004 and 2003 are as follows (in thousands):

	2004	2003
Notes payable to a financial institution maturing through 2008.
Payable in monthly installments of approximately $19. Interest is at 4.25%. Notes are collateralized by real estate.	$654	$838
Notes payable to suppliers maturing through 2005.
Payable in monthly installments of approximately $11. Interest is at 2.9%. Notes are collateralized by equipment.	55	175
Notes payable to finance companies maturing through 2006.
Payable in monthly installments of approximately $3. Interest ranges from 9.5% to 10.5%. Notes are collateralized by equipment.	18	50

	$727	$1,063

        Maturities of notes payable as of December 31, 2004 for each of the next four years ending December 31, are as follows (in thousands):

2005	$265
2006	184
2007	181
2008	97

$727

(10)    Convertible and Preferred Securities

Senior Exchangeable Preferred Units

        In connection with a recapitalization completed in 2001, Bruckmann, Rosser, Sherrill & Co., L.P. (BRS) purchased for $10.0 million in cash 10,000 units of $1,000 par value Senior Exchangeable

Preferred Units. These units included a 10% liquidation value compounded semi-annually from their issuance date. The liquidation value was to include the par value plus any accreted value to be paid. At any time prior to July 31, 2006, the holders of the Senior Exchangeable Preferred Units could have exchanged any part of the liquidation value of these units into a senior subordinated promissory note of either the Company or its subsidiary, at the election of the holder. The difference between the carrying value and liquidation value was accreted through periodic charges to accumulated deficit.

Senior Subordinated Preferred Units.

        In connection with the August 10, 2001 recapitalization, the Company issued 36,286,902 shares of $1,000 par value Senior Subordinated Preferred Units. These units included an 8% liquidation value compounded semi-annually from their issuance date. The liquidation value as of December 31, 2001 included the par value plus any accreted value to be paid under the terms of the agreement. The Senior Subordinated Preferred Units could be redeemed at the discretion of the Company's Board of Directors. The Company's Board of Directors is subject to voting control of BRS, who have voting control of the Company. The differences between the carrying value and the liquidation value was accreted through periodic charges to accumulated deficit.

Series A Senior Preferred Units

        In connection with the August 10, 2001 recapitalization, the Company issued 1,235,229 shares of $1,000 par value Senior Series A Preferred Units. These units included a 12% liquidation value compounded semi-annually from their issuance date. The liquidation value was to include the par value plus any accreted value to be paid under the terms of the agreement. These units could be redeemed at the discretion of the Company's Board of Directors.

Junior Preferred Units

        In connection with the August 10, 2001 recapitalization, the Company issued 5,000 shares of $1,000 par value Junior Preferred Units. These units included an 8% liquidation value compounded semi-annually from their issuance date. The liquidation value was to include the par value plus any accreted value to be paid under the terms of the agreement. These units could be redeemed at the discretion of the Company's Board of Directors.

        In connection with the Company's reorganization and acquisition of ICM in June 2002 (see Note 3), the Senior Exchangeable Preferred Units, the Senior Subordinated Preferred Units, the Series A Senior Preferred Units and the Junior Preferred Units were converted to member's interest.

(11)    Capital Lease Obligations

        The Company leases various equipment under capital leases expiring in various years through 2005. The assets and liabilities under capital leases are recorded at the lower of the present value of the future minimum lease payments or the fair value of the assets. The assets are amortized over their estimated useful lives. Amortization of assets under capital leases is included in depreciation expense.

        Following is a summary of assets held under capital leases at December 31, 2004 and 2003 (in thousands):

	2004	2003
Rental equipment	$4,182	$18,879
Less accumulated amortization	(1,471)	(5,308)

	$2,711	$13,571

        Future minimum lease payments under capital leases as of December 31, 2004 are as follows (in thousands):

Total minimum lease payments for 2005	$1,401
Less amount representing interest	(281)

Total present value of future minimum payments with interest at 9.5%	$1,120

(12)    Senior Secured Notes, Senior Subordinated Notes and Senior Secured Credit Facility

        In connection with the reorganization of the Company and acquisition of ICM (see Note 3), the Company issued $200.0 million aggregate principal amount of 11 1/8% senior secured notes and $53.0 million aggregate principal amount of 12 1/2% senior subordinated notes and entered into a new senior secured credit facility. The senior secured credit facility is comprised of a $150.0 million revolving line of credit. The proceeds from the senior secured notes, senior subordinated notes and senior secured credit facility were used to payoff the existing credit facilities of the two companies which had aggregate outstanding balances of approximately $306.4 million, repay senior subordinated promissory notes of approximately $13.3 million, and pay for financing costs of approximately $13.5 million. The deferred financing costs are being amortized to interest expense over the life of the respective related debt using the effective interest rate method.

Senior Secured Notes

        On June 17, 2002, the Company issued $200.0 million aggregate principal amount of 11 1/8% Senior Secured Notes due 2012. The following table reconciles the $200.0 million Senior Secured Notes to the balance (in thousands):

	2004	2003
Aggregate principal amount issued	$200,000	$200,000
Initial purchasers' discount	(1,474)	(1,474)
Initial purchasers' discount amortization (June 17, 2002 through December 31, 2004)	235	134

Senior Secured Notes balance at December 31, 2004	$198,761	$198,660

        The net proceeds from the sale of the notes were approximately $190.7 million (after deducting the initial purchasers' discount and related financing costs). Interest on the notes is paid semi-annually on June 15 and December 15 of each year, commencing on December 15, 2002. The notes mature on June 15, 2012 and are guaranteed by the Company's domestic subsidiaries (see Note 21). The notes are secured by junior security interests in substantially all of the assets of H&E Equipment Services. The Company, at its option, may redeem the notes on or after June 15, 2007, at specified redemption prices, which range from 105.563% in 2007 to 100.0% in 2010 and thereafter. In addition, at any time on or prior to June 15, 2005, the Company may redeem up to 35% of the outstanding notes at a redemption price of 111.125% with the net proceeds of certain equity offerings. The indenture governing the notes contains certain restrictive covenants including limitations on (i) additional indebtedness; (ii) restricted payments; (iii) liens and guarantees; (iv) dividends and other payments; (v) preferred stock of subsidiaries; (vi) transactions with affiliates; (vii) sale and leaseback transactions; and (viii) the Company's ability to consolidate, merge or sell all or substantially all of its assets.

Senior Subordinated Notes

        On June 17, 2002, the Company issued $53.0 million aggregate principal amount of 12 1/2% Senior Subordinated Notes due 2013. The following table reconciles the $53.0 million Senior Subordinated Notes to the balance (in thousands):

	2004	2003
Aggregate principal amount issued	$53,000	$53,000
Initial purchasers' discount	(10,591)	(10,591)
Initial purchasers' discount amortization (June 17, 2002 through December 31, 2004)	1,082	601

Senior Subordinated Notes balance at December 31, 2004	$43,491	$43,010

        The net proceeds from the sale of the notes were approximately $40.7 million (after deducting the initial purchasers' discount and related financing costs). Interest on the notes is paid semi-annually on June 15 and December 15 of each year, commencing on December 15, 2002. The notes mature on June 15, 2013 and are guaranteed by the Company's domestic subsidiaries (see Note 21). The notes are senior to all other subordinated debt and are unsecured. The Company, at its option, may redeem the notes on or after June 15, 2007, at specified redemption prices which range from 106.250% in 2007 to 100.0% in 2010 and thereafter. In addition, at any time prior to June 15, 2005, the Company may redeem up to 35% of the outstanding notes at a redemption price of 112.50% with the net proceeds of certain equity offerings. The indenture governing the notes contains certain restrictive covenants including limitations on (i) additional indebtedness, (ii) restricted payments, (iii) liens and guarantees, (iv) dividends and other payments, (v) preferred stock of subsidiaries, (vi) transactions with affiliates, (vii) sale and leaseback transactions, and (viii) the Company's ability to consolidate, merge or sell all or substantially all of its assets.

        In connection with and attached to the issuance of the senior subordinated notes, H&E Holdings issued approximately 553 shares of Series A preferred stock, 1,476 shares of Series B preferred stock, 4,239 shares of Series C preferred stock, 2,613 shares of Series D preferred stock, 106,842 shares of

Class A common stock, and 103,684 shares of Class B common stock, all of which are limited liability company interests in H&E Holdings.

        Also in connection with the issuances of the senior secured notes and the senior subordinated notes, the Company recorded original issue discounts of $1.5 million and $3.0 million, respectively. Additionally, $7.6 million of value was allocated to the H&E Holdings' limited liability company interests issued as part of the offering of the senior subordinated notes. The value allocated to these interests has been accounted for as additional original issue discount. The value allocated to the limited liability interests was based on an estimate of the relative fair values of these interests and the senior subordinated notes at the date of issuance. The original issue discounts are being amortized to interest expense over the lives of the respective notes using the effective interest rate method.

Senior Secured Credit Facility

        In accordance with the amended senior secured credit facility, the Company may borrow up to $150 million depending upon the availability of borrowing base collateral consisting of eligible trade receivables, inventories, property and equipment, and other assets. The amended senior secured credit facility bears interest at LIBOR plus 300 basis points and matures February 10, 2009. The credit facility is senior to all other outstanding debt, secured by substantially all the assets of the Company, and is guaranteed by the Company's domestic subsidiaries (see Note 21). The balance outstanding on the amended senior secured credit facility as of December 31, 2004 was approximately $55.3 million. Additional borrowings available under the terms of the amended senior secured credit facility as of December 31, 2004, taking into account the standby letters of credit outstanding, totaled $67.6 million based on the borrowing base collateral value of assets. The average interest rate on outstanding borrowings for the year ended December 31, 2004 was 7.1%.

        If at any time an event of default exists, the interest rate on the amended senior secured credit facility will increase by 2.0% per annum. The Company is also required to pay a commitment fee equal to 0.5% per annum in respect of undrawn commitments under the revolving credit facility.

        In accordance with the terms of the amended senior secured credit facility, the Company must comply with certain restrictive financial covenants and must maintain certain financial ratios. The Company is required to, among other things, satisfy certain financial tests relating to (a) the maximum senior debt to tangible assets ratio, (b) maximum leverage ratio, (c) maximum adjusted leverage ratio, (d) minimum utilization rate of equipment inventory ratio, (e) minimum adjusted interest coverage ratio and (f) maximum property and equipment capital expenditures.

        As a result of the Company recording the estimated loss from litigation (see Note 14), on May 14, 2003, the Company's senior secured credit agreement was amended to modify certain restrictive financial covenants and financial ratios. The credit agreement was amended to:

  1.
  exclude the loss from litigation from the calculation of Company's earnings before interest, taxes, depreciation and amortization.

  2.
  adjust the maximum leverage ratio and the maximum adjusted leverage ratio, respectively, to 5.20x from 4.60x for the remaining term of the credit agreement. The minimum adjusted interest coverage ratio was adjusted to 1.25x from 1.45x through 2004. In 2005, the ratio increases to 1.30x with an additional increase to 1.40x in 2006 through the remainder of the agreement.

  3.
  increase the maximum amount of letters of credit allowed under the amended senior credit facility to $30.0 million from $10.0 million.

  4.
  institute a pricing grid such that if excess availability (defined as the total borrowing base assets less total outstanding borrowings):

  a.
  falls below $90.0 million, the interest rate and letter of credit fee increase by 25 basis points,

  b.
  falls below $50.0 million, the interest rate and letter or credit fee increase an additional 25 basis points.

  5.
  institute a $20.0 million block on availability based on the total borrowing base assets.

        On May 14, 2003, the Company paid a loan amendment fee of $0.4 million that will be amortized over the remaining term of the loan.

        On February 10, 2004, the Company's senior secured credit agreement was amended to extend the maturity date and to modify certain restrictive financial covenants and financial ratios, providing additional liquidity. Principally, the amendment:

  1.
  extends the maturity date of the senior secured credit facility to February 2009.

  2.
  eliminates the maximum leverage ratio covenant.

  3.
  increases the adjusted maximum leverage ratio covenant from 5.2x to 5.8x for each quarter in the first year; 5.7x for each quarter in the second year; 5.4x for each quarter in the third year; 5.3x for each quarter in the fourth year; and 5.2x for each quarter in the fifth year. The minimum adjusted interest coverage ratio is set at 1.25x for each quarter through 2005; 1.35x for each quarter in 2006 and 2007; and 1.40x for each quarter in 2008 and through the remaining term of the agreement.

  4.
  increases the block on availability of assets from $20.0 million to $30.0 million based on the total borrowing base assets.

  5.
  reduces the advance rate on rental fleet assets to 75 percent from 80 percent of orderly liquidation value.

        On February 10, 2004, the Company paid a loan amendment fee of $0.8 million that is being amortized over the remaining term of the loan.

        On October 26, 2004, the Company's senior secured credit agreement was further amended to eliminate the requirement to provide separate collateral reports for the Company's wholly-owned subsidiary, Great Northern Equipment, Inc. No amendment fee was paid related to this amendment.

        On January 13, 2005, the Company further amended its senior secured credit agreement to increase the maximum amount of property and equipment capital expenditures from $5.0 million to $8.5 million during any fiscal year. No amendment fee was paid relating to this amendment.

        On March 11, 2005, we amended the senior secured credit agreement dated June 17, 2002, governing our senior secured credit facility. Principally, the amendment:

1.
lowers interest rates according to a pricing grid based upon daily average excess availability for the immediately preceding fiscal month. With daily average excess availability equal to or more than $40.0 million, the LIBOR margin shall be 2.25% and the Index margin shall be 0.75%. If availability falls below $40.0 million and equal to or more than $25.0 million, the senior secured credit facility bears interest at a LIBOR margin of 2.50% and the Index margin shall be 1.00%. If availability is less than $25 million, the LIBOR margin will be 2.75% and the Index margin shall be 1.25%. We elect interest at either the Index rate plus the applicable revolver Index margin per annum or the applicable LIBOR rate plus the applicable revolver LIBOR margin per each calendar month. The commitment fee equal to 0.5% per annum in respect to un-drawn commitments remains unchanged;

2.
decreases the block on availability of assets from $30.0 million to $15.0 million based on the total borrowing base assets; and

3.
increases the advance rate on rental fleet assets to 80% of orderly liquidation value as defined in the senior secured credit agreement.

        On March 29, 2005, we also amended the senior secured credit agreement to extend the requirement of the delivery of annual audited financial statements from March 31, 2005 until September 30, 2005. The Company paid no amendment fee relating to this amendment.

        As of August 26, 2005, we were granted a waiver under our senior secured credit agreement, pursuant to which, our lenders waived our non-compliance with, and the effects of our non-compliance under, various representations and non-financial covenants contained in the senior secured credit agreement affected by the accounting adjustments in connection with the restatement described in Note 20. As a result of the restatement, among other things, we would no longer be able to make the representations under the senior secured credit agreement concerning the conformity with GAAP of our previously delivered financial statements, or confirm our prior compliance with certain obligations concerning the maintenance of our books and records in accordance with GAAP. Because the restatement is not expected to result in our having breached any of the financial covenants in the senior secured credit agreement, the waiver does not waive or modify any such financial covenants. We continue to have full access to our revolving credit facility under the senior secured credit agreement.

        As of December 31, 2004, the Company was in compliance with all covenants associated with its debt.

(13)    Income Taxes

        Income tax provision (benefit) for the years ended December 31, 2004, 2003 and 2002, consists of (in thousands):

	Current	Deferred	Total
Year ended December 31, 2004:
U.S. Federal	$—	$—	$—
State	—	—	—

	$—	$—	$—

Year ended December 31, 2003:
U.S. Federal	$67	$(5,717)	$(5,650)
State	(44)	—	(44)

	$23	$(5,717)	$(5,694)

Year ended December 31, 2002:
U.S. Federal	$—	$(6,108)	$(6,108)
State	20	(200)	(180)

	$20	$(6,308)	$(6,288)

        Significant components of the Company's deferred income tax assets and liabilities as of December 31, 2004 and 2003 are as follows (in thousands):

	2004	2003
Deferred tax assets:
Accounts receivable	$1,038	$1,212
Inventories	566	469
Net operating losses	52,473	55,227
AMT credit	832	832
Sec 263A costs	629	489
Accrued liabilities	8,906	8,411
Deferred compensation	2,366	2,595
Accrued interest	1,651	1,546
Interest expense-high yield debt	—	1,013
Other assets	520	408

	68,981	72,202
Valuation allowance	(19,099)	(13,456)

	49,882	58,746
Deferred tax liabilities:
Property and equipment	(47,901)	(56,950)
Investments	(1,520)	(1,520)
Goodwill	(461)	(276)

	(49,882)	(58,746)

Net deferred tax assets	$—	$—

        The difference between income taxes computed using statutory federal income tax rates and the effective corporate rates are as follows for the years ended December 31, 2004, 2003 and 2002 (in thousands):

	2004	2003	2002
Computed tax at statutory rates	$(4,670)	$(17,593)	$(4,934)
Permanent item	(629)	411	312
State income tax—net of federal tax effect	(594)	(1,446)	(119)
Increase in valuation allowance	5,643	13,456	—
Other	250	(522)	(1,547)

	$—	$(5,694)	$(6,288)

        At December 31, 2004, the Company had available net operating loss carryforwards of approximately $147.2 million, which expire in varying amounts from 2019 through 2023. The Company also had federal alternative minimum tax credit carryforwards at December 31, 2004 of approximately $0.8 million which do not expire. The utilization of all or some of these loss carryforwards will be limited pursuant to Internal Revenue Code Section 382 as a result of ownership changes.

        Management has concluded that it is more likely than not that the Company will not have sufficient taxable income within the carryback and carryforward periods permitted by the current law to allow for the utilization of certain carryforwards and other tax attributes. Therefore, a valuation allowance of $19.1 million has been established to reduce the deferred tax assets as of December 31, 2004.

(14)    Commitments and Contingencies

Operating Leases

        The Company leases certain property and rental equipment under non-cancelable operating lease agreements expiring at various dates through 2018. Rent expense on property and rental equipment under non-cancelable operating lease agreements for the years ended December 31, 2004, 2003 and 2002 amounted to approximately $23,324, $24,343 and $21,023, respectively.

        Future minimum operating lease payments, in the aggregate, existing at December 31, 2004 for each of the next five years ending December 31 are as follows (in thousands):

2005	$21,492
2006	16,359
2007	8,220
2008	2,976
2009	1,753
Thereafter	8,211

$59,011

Legal Matters

        In July 2000, one of our competitors, Sunbelt Rentals, Inc., brought claims against us in the General Court of Justice, Superior Court Division, State of North Carolina, County of Mecklenburg alleging, among other things, that in connection with our hiring of former employees of the plaintiff there occurred a breach of fiduciary duty, misappropriation of trade secrets, unfair trade practices and interference with prospective advantages. In May 2003, the Court ruled in favor of the plaintiff in the amount of $17.4 million. Consequently, we recorded a $17.4 million loss in 2003. We subsequently appealed the judgment. In conjunction with the appeal and in accordance with the Court's ruling, we issued an irrevocable standby letter of credit for $19.8 million, representing the amount of the judgment plus $2.4 million in anticipated statutory interest (8%) for the twenty-four months while the judgment is being appealed. Going forward, we intend to expense any statutory interest as interest expense in the statement of operations. As of December 31, 2004, we paid a 300 basis point fee on the amount available for issuance. Currently, we pay a 225 basis point fee on the amount available for issuance. Oral arguments took place on March 3, 2005, and the appeal was then submitted for the appellate court's decision.

        The Company is also involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these various matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

Employment Contracts

        The Company has entered into employment contracts with various officers and members, which provide for annual payments to the officers and members, subject to their continued employment with the Company. The employment contracts mature on December 31, 2006 and require aggregate annual payments of approximately $500 with bonuses at the discretion of the Board of Directors.

Letters of Credit

        The Company had outstanding letters of credit totaling $27,067 and $24,338 as of December 31, 2004 and 2003, respectively.

(15)    Employee Benefit Plan

        The Company offers its employees participation in a qualified 401(k)/profit-sharing plan which requires the Company to match employee contributions up to predetermined limits for qualified employees as defined by the plan. For the years ended December 31, 2004, 2003 and 2002, the Company contributed $739, $657 and $609, respectively, to this plan.

(16)    Deferred Compensation Plans

        In connection with the acquisition of ICM, the Company assumed nonqualified employee deferred compensation plans under which certain employees had previously elected to defer a portion of their annual compensation. Participants in the plans can no longer defer compensation. Compensation previously deferred under the plans is payable upon the termination, disability or death of the participants. One of the plans accumulates interest each year at a bank's prime rate in effect as of the beginning of January. This rate remains constant throughout the year. The effective rate for the 2004 plan year was 4.0 percent. The aggregate deferred compensation payable (including accrued interest of $1,559) at December 31, 2004 was $2,598. The other plan accumulates interest each year at 8.50%. The aggregate deferred compensation payable (including accrued interest of $265) at December 31, 2004 was $451.

        The Company also assumed, in connection with the acquisition of ICM, a liability for subordinated deferred compensation for certain officers and members of the Company. Compensation deferred is payable in December 2013 and is subordinate to all other debt. Interest is accrued quarterly at a rate of 13 percent per annum. The aggregate deferred compensation payable (including accrued interest of $2,521) at December 31, 2004 was $7,521.

(17)    Related Party Transactions

        John M. Engquist, our Chief Executive Officer and President, and his sister, Kristan Engquist Dunne, each have a 29.2% beneficial ownership interest in a joint venture, from which we lease our Baton Rouge, Louisiana and Kenner, Louisiana facilities. Mr. Engquist's mother, Rubye Lee Engquist, beneficially owns 25% of such venture. Four trusts in the names of the children of John M. Engquist and his sister hold in equal amounts the remaining 16.6% of such joint venture. In 2004, 2003 and 2002, we paid such entity a total of approximately $329, $297, and $397, respectively, in lease payments.

        Mr. Engquist has a 62.5% ownership interest in T&J Partnership and J&T Partnership, from which we lease our Shreveport, Louisiana and Lake Charles, Louisiana facilities. Mr. Engquist's mother and sister each own a 25% and 12.5% interest, respectively, in such entities. In 2004, 2003 and 2002, we paid such entities a total of approximately $207, $186 and $171, respectively, in lease payments. In January 2005, J&T Partnership sold the Lake Charles, Louisiana parcel to an unaffiliated third party.

        Mr. Engquist and his wife, Martha Engquist, each hold a 50% membership ownership interest in John M. Engquist, L.L.C., from which we lease our Alexandria, Louisiana facility. In 2004, 2003 and 2002, we paid such entity a total of approximately $53, $48 and $48, respectively, in lease payments.

        We charter an aircraft from Gulf Wide Aviation, in which Mr. Engquist has a 62.5% interest. Mr. Engquist's mother, and his sister hold interests of 25% and 12.5%, respectively in this entity. We pay an hourly rate to Gulf Wide Aviation for the use of the aircraft by various members of our management. In addition, a portion of one pilot's salary is paid by us. In 2004, 2003 and 2002, our payments in respect of charter costs to Gulf Wide Aviation and salary to the pilot totaled approximately $273, $244 and $294, respectively. The Company had a receivable from the charter aircraft company of approximately $63 and $66 as of December 31, 2004 and 2003, respectively.

        Mr. Engquist has a 31.25% ownership interest in Perkins-McKenzie Insurance Agency, Inc. ("Perkins-McKenzie"), an insurance brokerage. Mr. Engquist's mother and sister each have a 12.5% and 6.25% interest, respectively, in Perkins-McKenzie. Perkins-McKenzie brokers a substantial portion of our liability insurance. As the broker, Perkins-McKenzie receives from our insurance provider as a commission a portion of the premiums we paid to our insurance provider in 2002, 2003 and 2004. In 2004, 2003 and 2002, our payments to our insurance provider totaled approximately $5,531, $5,694 and $3,096, respectively.

        We purchase products and services from, and sell products and services to, B-C Equipment Sales, Inc., in which Mr. Engquist has a 50% ownership interest. In 2004, 2003 and 2002, our purchases totaled approximately $129, $573 and $606, respectively, and our sales totaled approximately $64, $194 and $170, respectively. Amounts owed this equipment company were $9 and $21, and amounts due from this equipment company were $21 and $11 as of December 31, 2004 and 2003, respectively.

        The Company owed companies related through common ownership $7 at December 31, 2003 and 2002. The Company had no sales transactions with these affiliated companies during 2004, 2003 and 2002.

        Don M. Wheeler, an equity holder, has an ownership interest and controls Silverado Investments, Wheeler Investments and WG LLC, from which we lease our Salt Lake City, Utah, Colorado Springs, Colorado, Phoenix, Arizona, Tucson, Arizona and Denver, Colorado facilities. In 2004, 2003 and 2002, our lease payments to such entities totaled approximately $1,358, $1,437 and $1,270, respectively.

        Dale W. Roesener, Vice President, Fleet Management, has a 47.6% ownership interest in Aero SRD LLC, from which we lease our Las Vegas, Nevada facility. In 2004, 2003 and 2002, our lease payments to such entity totaled approximately $489, $519 and $471, respectively.

        In connection with the recapitalization of H&E in 1999, we entered into a $3.0 million consulting and non-competition agreement with Thomas R. Engquist, the father of John M. Engquist, our Chief Executive Officer and President. The agreement provided for total payments over a ten-year term, payable in increments of $25,000 per month. Mr. Engquist was obligated to provide us consulting services and was to comply with the non-competition provision set forth in the Recapitalization Agreement between us and others dated June 19, 1999. The parties specifically acknowledged and agreed that in the event of the death of Mr. Engquist during the term of the agreement, the payments that otherwise would have been payable to Mr. Engquist under the agreement shall be paid to his heirs (including John M. Engquist). Due to Mr. Engquist's passing away during 2003, we will not be provided with any further consulting services. Therefore, we recorded a $1.3 million expense during 2003 for the present value of the remaining future payments. The total amount paid under this agreement was $300 for each of the years ended December 31, 2004, 2003 and 2002. As of December 31, 2004, the balance for this obligation amounted to $1,062.

        The Company had a management agreement with BRS and its affiliates, under which the Company was obligated to pay the lesser of $500 or 1% of earnings before interest, taxes, depreciation and amortization. The total paid for the year ended December 31, 2002 was $670. The management agreement terminated on June 17, 2002.

        In connection with the acquisition of ICM, the Company entered into a management agreement with BRS and its affiliates payable in the lesser of $2 million annually or 1.75% of annual earnings before interest, taxes, depreciation and amortization, excluding operating lease expense, plus all reasonable out-of-pocket expenses. The total amount paid to BRS and its affiliates under the management agreement for the years ended December 31, 2004, 2003 and 2002 was $1,537, $1,549 and $1,085, respectively. The Company had a receivable from BRS and its affiliates of $229 as of December 31, 2003.

        The Company has consulting and noncompetition agreements with two former stockholders of Coastal Equipment, Inc., acquired in 1999, for $1,000, payable in four annual installments of $250 beginning March 1, 2000 and ending March 31, 2003.

        During the years ended December 31, 2004, 2003 and 2002, the Company expensed a combined total of $975, $766, and $360, respectively for interest earned under a deferred compensation plan for Gary W. Bagley, our Chairman, and Kenneth R. Sharp, Jr., an executive officer.

        Mr. Engquist's son is an employee and received compensation of approximately $83 and $64 in 2004 and 2003, respectively.

        Bradley W. Barber's brother is an employee and received compensation of approximately $63 in 2004.

(18)    Segment Information

        The Company has identified five reportable segments: equipment rentals, new equipment sales, used equipment sales, parts sales and service revenue. These segments are based upon how management of the Company allocates resources and assesses performance. Non-segmented revenues and non-segmented costs relate to equipment support activities including transportation, hauling, parts freight and damage-waiver charges and are not allocated to the other reportable segments. There were no sales between segments for any of the periods presented. Selling, general, and administrative expenses as well as all other income and expense items below gross profit are not generally allocated to reportable segments. The Company does not compile discrete financial information by its segments other than the information presented below. The following table presents information about the Company's reportable segments (in thousands):

	Years Ended December 31,
	2004	2003 (Restated)	2002 (Restated)
Revenues:
Equipment rentals	$160,342	$153,851	$136,624
New equipment sales	116,907	81,692	72,143
Used equipment sales	84,999	70,926	52,487
Parts sales	58,014	53,658	47,218
Service revenue	33,696	33,349	27,755

Total segmented revenues	453,958	393,476	336,227
Non-segmented revenues	24,214	20,510	14,778

Total revenues	$478,172	$413,986	$351,005

Gross Profit:
Equipment rentals	$60,086	$48,911	$52,291
New equipment sales	12,796	8,464	6,838
Used equipment sales	17,093	12,781	8,711
Parts sales	16,514	14,572	13,207
Service revenue	20,831	20,306	16,317

Total gross profit from revenues	127,320	105,034	97,364
Non-segmented gross profit (loss)	(4,032)	(5,923)	(4,996)

Total gross profit	$123,288	$99,111	$92,368

	Years Ended December 31,
	2004	2003 (Restated)
Segment identified assets:
Equipment sales	$39,928	$29,091
Equipment rentals	243,630	261,154
Parts and service	16,882	14,987

Total segment identified assets	300,440	305,232
Non-segment identified assets	108,229	104,161

Total assets	$408,669	$409,393

The Company operates primarily in the United States and had minimal international sales for any of the periods presented. No one customer accounted for more than 10% of the Company's sales on an overall or segment basis for any of the periods presented.

(19)    Impact of Recent Natural Disaster

        The Company has four facilities located in the area most significantly affected by Hurricanes Katrina and Rita. None of the facilities in the New Orleans, Louisiana area were forced to close for any extended period of time, and all of them are currently open and fully operational. Due to the most recent hurricane, we are in the process of returning the Lake Charles, Louisiana facility to a fully operational state. While the financial impact of Hurricanes Katrina and Rita relating to these four facilities is not expected to be material to the Company, the Company remains in the process of assessing the potential overall impact of the hurricanes on the Company's business.

(20)    Restatements of Previously Issued Consolidated Financial Statements

        Our previous accountants, KPMG LLP ("KPMG"), refused to give its consent to the inclusion, in our annual report on Form 10-K for 2004, of its audit opinion on our financial statements for fiscal years 2002 and 2003, notwithstanding that KPMG consented to the inclusion of their audit opinions in our prior Forms 10-K for those years. KPMG informed us that it refused to furnish its consent due to a pending lawsuit against KPMG brought by John M. Engquist, our President and Chief Executive Officer. The lawsuit relates to a personal matter between KPMG and Mr. Engquist, and it does not involve in any manner us or our business or financial results or condition. KPMG's refusal to issue its consent is not based on any disagreement on accounting principles or practices, financial statement disclosure, or auditing scope and procedure involving the Company.

        As a result, we asked BDO Seidman, LLP to re-audit our 2002 and 2003 annual financial statements and issue new audit opinions thereon. During the re-audits of the Company's consolidated financial statements as of and for the years ended December 31, 2003 and 2002, we discovered errors related to the treatment of deferred taxes in connection with the Company's combination with ICM Equipment Company on June 17, 2002. Based on the Company's internal review, and after consultation with the Audit Committee of the Company's Board of Directors on August 24, 2005, the Company's Board of Directors concluded to restate its previously issued consolidated financial statements as of and for the years ended December 31, 2003 and 2002 to reflect the proper accounting treatment of deferred income taxes.

        In accounting for the business combination on June 17, 2002, the Company incorrectly recognized the deferred tax components related to the tax basis of carryover goodwill acquired in the business combination. Financial Accounting Standard Board No. 109, Accounting for Income Taxes, provides that a deferred tax asset should not be recognized as a result of carryover goodwill in a business combination. As a result, the Company reduced the deferred tax asset of approximately $9.5 million, net of a $17.3 valuation allowance, to $1.5 million.

        The primary effect of the correction discussed above resulted in a change to the original purchase accounting for the business combination. The Company restated its rental equipment and property and equipment to their fair values at the time of the combination and recorded goodwill of $5.4 million. In addition, depreciation expense on rental equipment and property and equipment was restated. The effect of these changes also resulted in the Company's adjustment to its valuation allowance and income tax benefit.

        The Company also made certain reclassifications to prior years' consolidated financial statements unrelated to the restatements discussed above. Primarily, these reclassifications were made to reflect transportation costs associated with field service trucks as other cost of revenues rather than the historical presentation as selling, general and administrative expenses. Following is a summary of the effects of the restatement adjustments and reclassifications on the Company's consolidated statements of operations for the years ended December 31, 2003 and 2002 and the Company's consolidated balance sheet as of December 31, 2003:

	Consolidated Statements of Operations
	As Previously Reported	Restatement Adjustments	Reclassification Adjustments	As Restated
Year Ended December 31, 2003:
Other revenues	20,206	—	304	20,510
Total revenues	413,682	—	304	413,986
Rental depreciation	54,931	313	—	55,244
Rental expense	49,345	—	351	49,696
New equipment cost of revenues	74,166	—	(938)	73,228
Used equipment cost of revenues	57,207	—	938	58,145
Other cost of revenues	19,638	—	6,795	26,433
Total cost of revenues	307,416	313	7,146	314,875
Selling, general and administration expenses	99,872	24	(6,842)	93,054
Income from operations	(12,235)	(337)	—	(12,572)
Loss before income taxes	(51,408)	(337)	—	(51,745)
Income tax provision	24	(5,718)	—	(5,694)
Net loss	(51,432)	5,381	—	(46,051)
Year Ended December 31, 2002:
Other revenues	15,473	—	(695)	14,778
Total revenues	351,700	—	(695)	351,005
Rental depreciation	46,471	156	—	46,627
Rental expense	37,408	—	298	37,706
New equipment cost of revenues	66,055	—	(750)	65,305
Used equipment cost of revenues	43,026	—	750	43,776
Other cost of revenues	16,813	—	2,961	19,774
Total cost of revenues	255,222	156	3,259	258,637
Selling, general and administration expenses	82,294	12	(3,954)	78,352
Income from operations	14,243	(168)	—	14,075
Loss before income taxes	(14,340)	(168)	—	(14,508)
Income tax benefit	(1,271)	(5,016)	—	(6,287)
Net loss	(13,069)	4,848	—	(8,221)

	Consolidated Balance Sheet
	As Previously Reported	Restatement Adjustments	Reclassification Adjustments	As Restated
December 31, 2003:
Rental equipment, net of accumulated depreciation	259,282	1,872	—	261,154
Property and equipment, net of accumulated depreciation	15,128	199	—	15,327
Goodwill, net	3,204	5,368	—	8,572
Total assets	401,954	7,439	—	409,393
Members' deficit	(27,002)	7,439	—	(19,563)
Total liabilities and members' deficit	401,954	7,439	—	409,393

(21)    Condensed Consolidating Financial Information of Guarantor Subsidiaries

        All of the indebtedness of H&E Equipment Services is guaranteed by GNE Investments, Inc. and its wholly-owned subsidiary Great Northern Equipment, Inc. The guarantor subsidiaries are all wholly-owned and the guarantees, made on a joint and several basis, are full and unconditional (subject to subordination provisions and subject to a standard limitation which provides that the maximum amount guaranteed by each guarantor will not exceed the maximum amount that can be guaranteed without making the guarantee void under fraudulent conveyance laws). There are no restrictions on H&E Equipment Services' ability to obtain funds from the guarantor subsidiaries by dividend or loan.

        The condensed consolidating financial statements of H&E Equipment Services and its subsidiaries are included below. The condensed financial statements for H&E Finance Corp., the subsidiary co-issuer, is not presented because H&E Finance Corp. has no assets or operations.

CONDENSED CONSOLIDATING BALANCE SHEET
(in thousands)

	As of December 31, 2004
	H&E Equipment Services	Guarantor Subsidiaries	Elimination	Consolidated
Assets:
Cash	$3,334	$24	$—	$3,358
Receivables, net	66,434	2,468	—	68,902
Inventories, net	52,641	4,170	—	56,811
Prepaid expenses and other assets	1,044	—	—	1,044
Rental equipment, net	231,330	12,300	—	243,630
Property and equipment, net	15,615	486	—	16,101
Deferred financing costs, net	10,251	—	—	10,251
Investment in guarantor subsidiaries	5,238	—	(5,238)	—
Goodwill, net	8,572	—	—	8,572

Total assets	394,459	19,448	(5,238)	408,669

Liabilities and Member's Equity (Deficit):
Amount due on senior secured credit facility	51,822	3,471	—	55,293
Accounts payable	92,592	—	—	92,592
Accrued expenses payable and other liabilities	20,804	115	—	20,919
Intercompany balance	(10,624)	10,624	—	—
Accrued loss from litigation	17,434	—	—	17,434
Related party obligation	1,062	—	—	1,062
Notes payable	727	—	—	727
Senior secured notes, net of discount	198,761	—	—	198,761
Senior subordinated notes, net of discount	43,491	—	—	43,491
Capital lease obligations	1,120	—	—	1,120
Deferred compensation payable	10,570	—	—	10,570

Total liabilities	427,759	14,210	—	441,969

Members' equity (deficit)	(33,300)	5,238	(5,238)	(33,300)

Total liabilities and members' equity (deficit)	$394,459	$19,448	$(5,238)	$408,669

	As of December 31, 2003 (Restated)
	H&E Equipment Services	Guarantor Subsidiaries	Elimination	Consolidated
Assets:
Cash	$3,868	$23	$—	$3,891
Receivables, net	61,318	1,297	—	62,615
Inventories, net	42,783	1,295	—	44,078
Prepaid expenses and other assets	2,521	—	—	2,521
Rental equipment, net	252,298	8,856	—	261,154
Property and equipment, net	15,071	256	—	15,327
Deferred financing costs, net	11,235	—	—	11,235
Investment in guarantor subsidiaries	4,464	—	(4,464)	—
Goodwill, net	8,572	—	—	8,572

Total assets	$402,130	$11,727	$(4,464)	$409,393

Liabilities and Member's Equity (Deficit):
Amount due on senior secured credit facility	$39,679	$4,279	$—	$43,958
Accounts payable	91,446	—	—	91,446
Accrued expenses payable and other liabilities	15,741	160	—	15,901
Intercompany balance	(2,824)	2,824	—	—
Accrued loss from litigation	17,434	—	—	17,434
Related party obligation	1,235	—	—	1,235
Notes payable	1,063	—	—	1,063
Senior secured notes, net of discount	198,660	—	—	198,660
Senior subordinated notes, net of discount	43,010	—	—	43,010
Capital lease obligations	5,351	—	—	5,351
Deferred compensation payable	10,898	—	—	10,898

Total liabilities	421,693	7,263	—	428,956

Members' equity (deficit)	(19,563)	4,464	(4,464)	(19,563)

Total liabilities and members' equity (deficit)	$402,130	$11,727	$(4,464)	$409,393

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
(in thousands)

	Year Ended December 31, 2004
	H&E Equipment Services	Guarantor Subsidiaries	Elimination	Consolidated
Revenues:
Equipment rentals	$154,333	$6,009	$—	$160,342
New equipment sales	112,790	4,117	—	116,907
Used equipment sales	80,248	4,751	—	84,999
Parts sales	56,331	1,683	—	58,014
Service revenue	32,607	1,089	—	33,696
Other	23,421	793	—	24,214

Total revenues	459,730	18,442	—	478,172

Cost of Revenues:
Rental depreciation	47,650	1,940	—	49,590
Rental expense	49,520	1,146	—	50,666
New equipment sales	100,628	3,483	—	104,111
Used equipment sales	64,384	3,522	—	67,906
Parts sales	40,343	1,157	—	41,500
Service revenue	12,532	333	—	12,865
Other	27,084	1,162	—	28,246

Total cost of revenues	342,141	12,743	—	354,884

Gross Profit:
Equipment rentals	57,163	2,923	—	60,086
New equipment sales	12,162	634	—	12,796
Used equipment sales	15,864	1,229	—	17,093
Parts sales	15,988	526	—	16,514
Service revenue	20,075	756	—	20,831
Other	(3,663)	(369)	—	(4,032)

Gross profit	117,589	5,699	—	123,288

Selling, general and administrative expenses	93,499	4,026	—	97,525
Equity in loss of guarantor subsidiaries	774	—	(774)	—
Gain on sale of property and equipment	183	24	—	207

Income (loss) from operations	25,047	1,697	(774)	25,970

Other income (expense):
Interest expense	(38,919)	(937)	—	(39,856)
Other, net	135	14	—	149

Total other expense, net	(38,784)	(923)	—	(39,707)

Loss before income taxes	(13,737)	774	(774)	(13,737)
Income tax provision	—	—	—	—

Net loss	$(13,737)	$774	$(774)	$(13,737)

	Year Ended December 31, 2003 (Restated)
	H&E Equipment Services	Guarantor Subsidiaries	Elimination	Consolidated
Revenues:
Equipment rentals	$149,092	$4,759	$—	$153,851
New equipment sales	79,534	2,158	—	81,692
Used equipment sales	66,948	3,978	—	70,926
Parts sales	52,278	1,380	—	53,658
Service revenue	32,479	870	—	33,349
Other	19,940	570	—	20,510

Total revenues	400,271	13,715	—	413,986

Cost of Revenues:
Rental depreciation	53,447	1,797	—	55,244
Rental expense	48,762	934	—	49,696
New equipment sales	71,286	1,942	—	73,228
Used equipment sales	55,219	2,926	—	58,145
Parts sales	38,117	969	—	39,086
Service revenue	12,748	295	—	13,043
Other	25,685	748	—	26,433

Total cost of revenues	305,264	9,611	—	314,875

Gross Profit:
Equipment rentals	46,883	2,028	—	48,911
New equipment sales	8,248	216	—	8,464
Used equipment sales	11,729	1,052	—	12,781
Parts sales	14,161	411	—	14,572
Service revenue	19,731	575	—	20,306
Other	(5,745)	(178)	—	(5,923)

Gross profit	95,007	4,104	—	99,111

Selling, general and administrative expenses	89,379	3,675	—	93,054
Loss from litigation	17,434	—	—	17,434
Related party expense	1,275	—	—	1,275
Equity in loss of guarantor subsidiaries	(377)	—	377	—
Gain on sale of property and equipment	42	38	—	80

Income (loss) from operations	(13,416)	467	377	(12,572)

Other income (expense):
Interest expense	(38,547)	(847)	—	(39,394)
Other, net	218	3	—	221

Total other expense, net	(38,329)	(844)	—	(39,173)

Loss before income taxes	(51,745)	(377)	377	(51,745)
Income tax provision	(5,694)	—	—	(5,694)

Net loss	$(46,051)	$(377)	$377	$(46,051)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
(in thousands)

	Year Ended December 31, 2004
	H&E Equipment Services	Guarantor Subsidiaries	Elimination	Consolidated
Cash flows from operating activities:
Net loss	$(13,737)	$774	$(774)	$(13,737)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation on property and equipment	3,493	149	—	3,642
Depreciation on rental equipment	46,666	2,924	—	49,590
Amortization of other intangible assets	295	—	—	295
Amortization of loan discounts and deferred financing costs	2,627	—	—	2,627
Provision for losses on accounts receivable	1,341	54	—	1,395
Provision for obsolescence	240	—	—	240
Gain on sale of property and equipment	(183)	(24)	—	(207)
Gain on sale of rental equipment	(14,112)	(1,118)	—	(15,230)
Equity in earnings of guarantor subsidiaries	(774)	—	774	—
Changes in operating assets and liabilities:
Receivables, net	(6,457)	(1,225)	—	(7,682)
Inventories, net	(14,752)	(7,511)	—	(22,263)
Prepaid expenses and other assets	1,477	—	—	1,477
Accounts payable	1,146	—	—	1,146
Accrued expenses payable and other liabilities	4,719	(45)	—	4,674
Intercompany balance	(7,800)	7,800	—	—
Deferred compensation payable	(328)	—	—	(328)

Net cash provided by operating activities	3,861	1,778	—	5,639

Cash flows from investing activities:
Purchases of property and equipment	(4,176)	(382)	—	(4,558)
Purchases of rental equipment	(68,117)	(4,823)	—	(72,940)
Proceeds from sale of property and equipment	322	27	—	349
Proceeds from sale of rental equipment	61,187	4,209	—	65,396

Net cash used in investing activities	(10,784)	(969)	—	(11,753)

Cash flows from financing activities:
Payment of deferred financing costs	(887)	—	—	(887)
Borrowings on senior secured credit facility	479,756	—	—	479,756
Payments on senior secured credit facility	(467,613)	(808)	—	(468,421)
Payment of related party obligation	(300)	—	—	(300)
Principal payments of notes payable	(336)	—	—	(336)
Payments on capital lease obligations	(4,231)	—	—	(4,231)

Net cash provided by (used in) financing activities	6,389	(808)	—	5,581

Net (decrease) increase in cash	(534)	1	—	(533)
Cash, beginning of year	3,868	23		3,891

Cash, end of year	$3,334	$24	$—	$3,358

	Year Ended December 31, 2003 (Restated)
	H&E Equipment Services	Guarantor Subsidiaries	Elimination	Consolidated
Cash flows from operating activities:
Net loss	$(46,051)	$(377)	$377	$(46,051)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation on property and equipment	3,827	88	—	3,915
Depreciation on rental equipment	53,447	1,797	—	55,244
Amortization of loan discounts and deferred financing costs	2,394	—	—	2,394
Provision for losses on accounts receivable	1,209	60	—	1,269
Provision for obsolescence	612	—	—	612
Provision for deferred taxes	(5,717)	—	—	(5,717)
Gain on sale of property and equipment	(42)	(38)	—	(80)
Gain on sale of rental equipment	(10,200)	(961)	—	(11,161)
Equity in loss of guarantor subsidiaries	377	—	(377)	—
Changes in operating assets and liabilities:
Receivables, net	2,215	(954)	—	1,261
Inventories, net	(4,462)	(518)	—	(4,980)
Prepaid expenses and other assets	(580)	4	—	(576)
Accounts payable	321	(88)	—	233
Accrued expenses payable and other liabilities	4,742	140	—	4,882
Intercompany balance	(5,056)	5,056	—	—
Accrued loss from litigation	17,434	—	—	17,434
Deferred compensation payable	665	—	—	665

Net cash provided by operating activities	15,135	4,209	—	19,344

Cash flows from investing activities:
Purchases of property and equipment	(2,256)	(227)	—	(2,483)
Purchases of rental equipment	(23,890)	(6,698)	—	(30,588)
Proceeds from sale of property and equipment	2,654	46	—	2,700
Proceeds from sale of rental equipment	47,707	3,572	—	51,279

Net cash provided by (used in) investing activities	24,215	(3,307)	—	20,908

Cash flows from financing activities:
Payment of deferred financing costs	(1,089)	—	—	(1,089)
Borrowings on senior secured credit facility	385,504	—	—	385,504
Payments on senior secured credit facility	(417,324)	(946)	—	(418,270)
Payment of related party obligation	(75)	—	—	(75)
Principal payments of notes payable	(339)	—	—	(339)
Payments on capital lease obligations	(5,490)	—	—	(5,490)

Net cash used in financing activities	(38,813)	(946)	—	(39,759)

Net increase (decrease) in cash	537	(44)	—	493
Cash, beginning of year	3,331	67		3,398

Cash, end of year	$3,868	$23	$—	$3,891

(22)    Net Income (Loss) Per Common Unit

        The Company accounts for net income (loss) per common unit in accordance with SFAS No. 128, "Earnings per Share." Net income (loss) per common unit is computed by dividing net income (loss) attributable to common members by the weighted-average number of common units outstanding. The Company has had 100 common units outstanding since June 17, 2002. The 2002 net income (loss) per common unit only accounts for the period following the Company's reorganization and acquisition of ICM Equipment Company L.L.C. on June 17, 2002. The period prior to the transaction is not meaningful because of the substantial changes to the Company's capital structure resulting from such transactions.

(23)    Recent Development Subsequent to the Date of the Auditor's Report (Unaudited)

        As we previously reported, in July 2000, Sunbelt Rentals, Inc. brought claims against us in the General Court of Justice, Superior Court Division, State of North Carolina, County of Mecklenburg alleging, among other things, that in connection with our hiring of former employees of the plaintiff there occurred a misappropriation of trade secrets, unfair trade practices and interference with prospective advantages. In May 2003, the trial court ruled in favor of the plaintiff in the amount of $17.4 million. Consequently, we recorded a $17.4 million loss in 2003. We subsequently appealed the judgment. In conjunction with the appeal and in accordance with the court's ruling, we posted and filed an irrevocable standby letter of credit for approximately $20.1 million, representing the amount of the judgment plus $2.7 million in anticipated statutory interest (8%) for the twenty-four months during which the judgment was to be appealed. In addition, as we previously reported, the Court of Appeals of North Carolina denied our appeal on October 18, 2005.

        We have decided not to pursue any additional appeals and, on November 23, 2005, entered into a settlement agreement with Sunbelt Rentals, Inc. to pay the full amount of the irrevocable standby letter of credit. We made this payment on November 28, 2005.

        This payment of damages does not cause a default or an event of acceleration under our senior secured credit facility, senior secured notes or senior subordinated notes. The payment does not adversely impact our liquidity, because the payment was funded through our senior secured credit facility and availability under the senior secured credit facility already had been reduced by the amount of the letter of credit. At the time of payment, the amount of the judgment was reclassified from accrued liabilities to debt under our senior secured credit facility. This does not result in a net change to total liabilities on our balance sheet. In addition, this does not adversely impact our balance sheet or statement of operations, because the judgment, including statutory interest through September 30, 2005, has already been reflected on our financial statements. We continued to expense statutory interest through the date of payment.

        On January 4, 2006, we entered into an agreement to acquire all of the capital stock of Eagle High Reach Equipment, Inc. and all of the equity interests of its subsidiary, Eagle High Reach Equipment, LLC (together, "Eagle"), for a formula-based purchase price to be determined (which, based on Eagle's unaudited November 30, 2005 financial results, is currently estimated to be approximately $57.2 million), plus assumed indebtedness of approximately $2.0 million. The actual purchase price may be higher or lower, depending upon Eagle's actual financial results through the end of the month immediately preceding the closing of the acquisition. Eagle High Reach Equipment, Inc. holds a 50% ownership interest in its subsidiary, Eagle High Reach Equipment, LLC, and SBN Eagle LLC holds the remaining 50%. Because in the proposed acquisition we would acquire the ownership interests held by each party, the purchase price would be divided equally between them. Eagle's principal business activity is renting aerial work platforms, which represents approximately 75% of that company's revenues. The Eagle acquisition provides us with entry into the high growth southern California market and a platform for further expansion on the West Coast. Gary W. Bagley, our Chairman, serves as the Chief Executive Officer and a manager of Eagle High Reach Equipment, LLC and also serves as the interim Chief Executive Officer and a director of Eagle High Reach Equipment, Inc. Kenneth R. Sharp, Jr., one of our executives, serves as a director of Eagle High Reach Equipment, Inc. In addition, Mr. Bagley and Mr. Sharp hold approximately 25.3% and 6.0%, respectively, of the ownership interests in Eagle High Reach Equipment, Inc. Our proposed acquisition of Eagle is subject to the receipt of financing and the satisfaction of customary closing conditions. In addition, the acquisition agreement is subject to termination by either party under certain circumstances if the closing has not occurred on or before February 28, 2006. We have made a $2.0 million cash deposit into escrow against payment of the purchase price. If the acquisition agreement terminates due to our failure to complete this offering or obtain alternative financing (except under certain circumstances), or if Eagle elects to terminate the acquisition agreement because we are in material breach of our obligations under the acquisition agreement, Eagle will be entitled to retain this $2.0 million deposit.

H&E EQUIPMENT SERVICES L.L.C.
CONSOLIDATED BALANCE SHEETS
(Unaudited)

	September 30, 2005	December 31, 2004
	(In thousands)
ASSETS
Cash	$4,440	$3,358
Receivables, net of allowance for doubtful accounts of $2,303 and $2,732, respectively	83,075	68,902
Inventories, net of reserve for obsolescence of $1,134 and $1,490, respectively	73,584	56,811
Prepaid expenses and other assets	3,102	1,044
Rental equipment, net of accumulated depreciation of $130,128 and $124,411, respectively	296,237	243,630
Property and equipment, net of accumulated depreciation of $20,091 and $17,674, respectively	17,312	16,101
Deferred financing costs and other intangible assets, net of accumulated amortization of $6,719 and $5,092, respectively	8,634	10,251
Goodwill, net of accumulated amortization of $758	8,572	8,572

Total assets	$494,956	$408,669

LIABILITIES AND MEMBERS' DEFICIT
Liabilities:
Amount due on senior secured credit facility	$81,205	$55,293
Accounts payable	123,236	92,592
Accrued expenses payable and other liabilities	37,262	20,919
Accrued loss from litigation	17,434	17,434
Related party obligation	919	1,062
Notes payable	546	727
Senior secured notes, net of discount	198,844	198,761
Senior subordinated notes, net of discount	43,906	43,491
Capital lease obligations	—	1,120
Deferred compensation payable	11,434	10,570

Total liabilities	514,786	441,969

Members' deficit	(19,830)	(33,300)

Total liabilities and members' deficit	$494,956	$408,669

See notes to consolidated financial statements.

H&E EQUIPMENT SERVICES L.L.C.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004 (Restated)	2005	2004 (Restated)
	(In thousands)		(In thousands)
Revenues:
Equipment rentals	$50,409	$42,076	$136,576	$116,722
New equipment sales	36,152	28,793	99,867	80,570
Used equipment sales	26,751	20,353	76,332	61,984
Parts sales	16,986	14,951	51,202	44,335
Service revenues	10,409	8,486	29,459	25,446
Other	7,749	6,315	21,300	17,564

Total revenues	148,456	120,974	414,736	346,621

Cost of Revenues:
Rental depreciation	14,354	12,292	39,394	36,713
Rental expense	12,015	12,431	35,024	38,795
New equipment sales	31,783	25,592	87,803	71,946
Used equipment sales	20,325	16,167	58,043	49,734
Parts sales	11,972	10,741	36,105	31,766
Service revenues	3,980	3,188	10,973	9,639
Other	7,229	7,180	21,700	20,924

Total cost of revenues	101,658	87,591	289,042	259,517

Gross profit	46,798	33,383	125,694	87,104
Selling, general and administrative expenses	28,219	24,489	81,342	72,878
Gain on sale of property and equipment	118	49	15	156

Income from operations	18,697	8,943	44,367	14,382

Other Income (Expense):
Interest expense	(10,557)	(10,161)	(30,982)	(29,836)
Other, net	85	11	255	95

Total other expense, net	(10,472)	(10,150)	(30,727)	(29,741)

Income (loss) before provision for income taxes	8,225	(1,207)	13,640	(15,359)
Provision for income taxes	—	—	171	—

Net income (loss)	$8,225	$(1,207)	$13,469	$(15,359)

See notes to consolidated financial statements.

H&E EQUIPMENT SERVICES L.L.C.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Nine Months Ended September 30,
	2005	2004 (Restated)
	(In thousands)
Cash flows from operating activities:
Net income (loss)	$13,469	$(15,359)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation on property and equipment	3,752	2,672
Depreciation on rental equipment	39,394	36,713
Amortization of loan discounts and deferred financing costs	2,044	1,958
Amortization of other intangible assets	82	191
Provision for losses on accounts receivable	1,096	1,037
Provision for obsolescence	30	53
Gain on sale of property and equipment	(15)	(156)
Gain on sale of rental equipment	(16,199)	(11,087)
Changes in operating assets and liabilities:
Receivables	(15,269)	(7,215)
Inventories	(36,378)	(21,833)
Prepaid expenses and other assets	(2,058)	(582)
Accounts payable	30,644	(3,663)
Accrued expenses payable and other liabilities	16,426	13,246
Deferred compensation payable	864	(575)

Net cash provided by (used in) operating activities	37,882	(4,600)

Cash flows from investing activities:
Purchases of property and equipment	(5,672)	(3,272)
Purchases of rental equipment	(117,723)	(48,823)
Proceeds from sale of property and equipment	725	295
Proceeds from sale of rental equipment	61,494	48,195

Net cash used in investing activities	(61,176)	(3,605)

Cash flows from financing activities:
Borrowings on senior secured credit facility	424,867	350,067
Payments on senior secured credit facility	(398,955)	(338,286)
Payments of deferred financing costs	(10)	(887)
Payments of related party obligation	(225)	(225)
Principal payments on notes payable	(181)	(241)
Payments on capital lease obligations	(1,120)	(3,899)

Net cash provided by financing activities	24,376	6,529

Net increase (decrease) in cash	1,082	(1,676)
Cash, beginning of period	3,358	3,891

Cash, end of period	$4,440	$2,215

See notes to consolidated financial statements.

	Nine Months Ended September 30,
	2005	2004 (Restated)
	(In thousands)
Supplemental schedule of noncash investing activities:
Assets transferred from new and used inventory to rental fleet	$19,573	$8,629
Non-compete agreement	—	469
Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$22,084	$21,643
Income taxes	171	19

        As of September 30, 2005 and December 31, 2004, the Company had $62.7 million and $51.2 million, respectively, in manufacturer flooring plans payable outstanding, which were used to finance purchases of inventory and rental equipment.

See notes to consolidated financial statements.

H&E EQUIPMENT SERVICES L.L.C.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Organization and Nature of Operations

Basis of Presentation

        H&E Equipment Services L.L.C. (H&E Equipment Services or the Company) is a wholly-owned subsidiary of H&E Holdings L.L.C. (H&E Holdings). H&E Holdings is principally a holding company conducting all of its operations through H&E Equipment Services. The consolidated financial statements include the results of operations of H&E Equipment Services and its wholly-owned subsidiaries H&E Finance Corp., GNE Investments, Inc. and Great Northern Equipment, Inc., collectively referred to herein as the Company.

        The nature of the the Company's business is such that short-term obligations are typically met by cash flows generated from long-term assets. Consequently, consistent with industry practice, the accompanying consolidated balance sheets are presented on an unclassified basis.

Nature of Operations

        As one of the largest integrated equipment services companies in the United States focused on heavy construction and industrial equipment, we rent, sell and provide parts and service support for four core categories of specialized equipment: (1) hi-lift or aerial platform equipment, (2) cranes, (3) earthmoving equipment and (4) industrial lift trucks. By providing equipment rental, sales, on-site parts, repair and maintenance functions under one roof, we are a one-stop provider for our customers' varied equipment needs. This full service approach provides us with multiple points of customer contact, enabling us to maintain an extremely high quality rental fleet, as well as an effective distribution channel for fleet disposal and provides cross-selling opportunities among our used and new equipment sales, rental, parts sales and service operations.

        The accompanying consolidated financial statements are unaudited and, in the opinion of management, such financial statements reflect all adjustments, consisting only of normal recurring adjustments necessary to present fairly the results of the interim periods presented. Interim financial statements do not require all disclosures normally presented in year-end financial statements prepared in accordance with accounting principles generally accepted in the United States, and, accordingly, certain disclosures have been omitted. Results of operations for the three-month and nine-month periods ended September 30, 2005 are not necessarily indicative of the results that may be expected for the year ending December 31, 2005. The information included in this report should be read in conjunction with the financial statements and related notes included in the Company's Form 10-K for the year ended December 31, 2004 filed with the Securities and Exchange Commission.

        The Company prepares the financial statements in accordance with accounting principles generally accepted in the United States. In applying many accounting principles, management makes assumptions, estimates and /or judgments. These assumptions, estimates and/or judgments are often subjective and may change based on changing circumstances or changes in management's analysis. Material changes in these assumptions, estimates and/or judgments have the potential to materially alter the Company's results of operations.

2.    Reclassifications and Restatements

Reclassifications

        Certain amounts in the prior-period consolidated financial statements have been reclassified for comparative purposes to conform to the presentation in the current-period consolidated financial statements.

Restatements of Previously Issued Consolidated Financial Statements

        Our previously issued consolidated financial statements as of and for the years ended December 31, 2002 and 2003 have been restated to correct errors related to the treatment of deferred taxes in connection with the Company's combination with ICM Equipment Company on June 17, 2002. For further discussion regarding the restatements, see footnote 20 of our Form 10-K for the fiscal year ended December 31, 2004. Following is a summary of the effects of the restatement adjustments and reclassifications on the Company's consolidated statement of operations for the three and nine months ended September 30, 2004.

	Consolidated Statements of Operations
	As Previously Reported	Restatement Adjustments	Reclassification Adjustments	As Restated
Three Months Ended September 30, 2004
Other revenues	6,230	—	85	6,315
Total revenues	120,889	—	85	120,974
Rental depreciation	12,214	78	—	12,292
Rental expense	12,474	—	(43)	12,431
New equipment cost of revenues	25,949	—	(357)	25,592
Used equipment cost of revenues	15,810	—	357	16,167
Other cost of revenues	5,373	—	1,807	7,180
Total cost of revenues	85,749	78	1,764	87,591
Selling, general and administration expenses	26,254	(86)	(1,679)	24,489
Income from operations	8,935	8	—	8,943
Loss before income taxes	(1,215)	8	—	(1,207)
Net loss	(1,215)	8	—	(1,207)
Nine Months Ended September 30, 2004
Other revenues	17,500	—	64	17,564
Total revenues	346,557	—	64	346,621
Rental depreciation	36,479	234	—	36,713
Rental expense	38,811	—	(16)	38,795
New equipment cost of revenues	72,791	—	(845)	71,946
Used equipment cost of revenues	48,889	—	845	49,734
Other cost of revenues	15,876	—	5,048	20,924
Total cost of revenues	254,251	234	5,032	259,517
Selling, general and administration expenses	78,104	(258)	(4,968)	72,878
Income from operations	14,358	24	—	14,382
Loss before income taxes	(15,383)	24	—	(15,359)
Net loss	(15,383)	24	—	(15,359)

3.    Litigation

        The Company is party to various litigation matters, in most cases (except for the legal proceeding referred to below) involving ordinary and routine claims incidental to the Company's business. The Company cannot estimate with certainty the ultimate legal and financial liability with respect to such pending matters (excluding the legal proceeding referred to below). However, management believes, based on their examination of such matters, that the Company's ultimate liability will not have a material adverse effect on its business or financial condition.

        In July 2000, one of our competitors, Sunbelt Rentals, Inc., brought claims against us in the General Court of Justice, Superior Court Division, State of North Carolina, County of Mecklenburg alleging, among other things, that in connection with our hiring of former employees of the plaintiff there occured a breach of fiduciary duty, misappropriation of trade secrets, unfair trade practices and interference with prospective advantages. In May 2003, the Court ruled in favor of the plaintiff in the amount of $17.4 million. Consequently, we recorded a $17.4 million loss in 2003. We subsequently appealed the judgment. In conjunction with the appeal and in accordance with the Court's ruling, we posted and filed an irrevocable standby letter of credit for $20.1 million, representing the amount of the judgment plus $2.7 million in anticipated statutory interest (8%) for the twenty-four months while the judgment was to be appealed. As of September 30, 2005, our fee was 250 basis points on the amount available for issuance. On October 18, 2005, the Court of Appeals of North Carolina denied our appeal.

        We have decided not to pursue any additional appeals and, on November 23, 2005, entered into a settlement agreement with Sunbelt Rentals, Inc. to pay the full amount of the irrevocable standby letter of credit. We made this payment on November 28, 2005. This payment of damages does not cause a default or an event of acceleration under our senior secured credit facility, senior secured notes or senior subordinated notes. The payment of damages does not adversely impact our liquidity, because the payment was funded through our senior secured credit facility and availability under the senior secured credit facility was already reduced by the amount of the letter of credit. At the time of payment, the amount of the judgment was reclassified from accrued liabilities to debt under our senior secured credit facility. This does not result in a net change to total liabilities on our balance sheet. In addition, this does not adversely impact our balance sheet or statement of operations, because the judgment, including statutory interest through September 30, 2005, had already been reflected on our financial statements. We continued to expense interest through the date of payment.

4.    Senior Secured Credit Facility

        During the first quarter of 2005, the Company entered into three amendments to its senior credit agreement dated June 17, 2002, governing its senior secured credit facility. The amendments accomplished the following:

  (a)
  increased the maximum annual property and equipment expenditures to $8.5 million;

  (b)
  lowered interest rates according to a pricing grid based upon daily average excess availability for the immediately preceding fiscal month. We elect interest at either the Index Rate (the higher of the prime rate, as determined pursuant to the amended credit agreement, and the federal funds rate plus 50 basis points) plus the applicable revolver Index margin per annum or the applicable London Interbank Offered Rate, or LIBOR rate, plus the applicable revolver LIBOR margin per each calendar month. With daily average excess availability equal to or more than $40 million, the LIBOR margin will be 2.25% and the Index margin will be

    .75%. If availability falls below $40 million and equal to or more than $25 million, the senior secured credit facility bears interest at a LIBOR margin of 2.50% and the Index margin will be 1.00%. If availability is less than $25 million, the LIBOR margin will be 2.75% and the Index margin will be 1.25%. The commitment fee equal to .5% per annum in respect to un-drawn commitments remains unchanged;

  (c)
  reduced the availability block on assets from $30 million to $15 million;

  (d)
  increased the advance rate on orderly liquidation value as defined in the senior secured credit agreement of rental assets from 75% to 80%; and

  (e)
  amended the requirement of delivery of audited financial statements for the fiscal year ended December 31, 2004 from March 31, 2005 to September 30, 2005.

        On October 13, 2005, the Company entered into Amendment No. 8 to the Credit Agreement dated June 17, 2002. Principally, the amendment

  (a)
  increased the aggregate revolving loan commitment from $150.0 million to $165.0 million;

  (b)
  increased the block on availability of assets from $15.0 million to $16.5 million, based on the total borrowing base assets; and

  (c)
  increased the lien basket for purchase money indebtedness and conditional sale or other title retention agreements with respect to equipment, from $90.0 million to $125.0 million.

        In connection with Amendment No. 8, we paid a loan amendment fee of $81,250. As of September 30, 2005, we were in compliance with the financial covenants.

5.    Segment Information

        The Company has identified five reportable segments: equipment rentals, new equipment sales, used equipment sales, parts sales and service revenues. These segments are based upon how management allocates resources and assesses performance. Non-segmented revenues and non-segmented costs relate to equipment support activities including transportation, hauling, parts freight and damage-waiver charges and are not allocated to the other reportable segments. Selling, general, and administrative expenses and all other income and expense items below gross profit are not generally allocated to reportable segments. The Company does not compile discrete financial information by its segments other than the information presented below. The following table presents unaudited information about the Company's reportable segments (in thousands):

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2005	2004 (Restated)	2005	2004 (Restated)
Revenues:
Equipment rentals	$50,409	$42,076	$136,576	$116,722
New equipment sales	36,152	28,793	99,867	80,570
Used equipment sales	26,751	20,353	76,332	61,984
Parts sales	16,986	14,951	51,202	44,335
Service revenues	10,409	8,486	29,459	25,446
Other	7,749	6,315	21,300	17,564

Total revenues	$148,456	$120,974	$414,736	$346,621

Gross Profit:
Equipment rentals	$24,040	$17,353	$62,158	$41,214
New equipment sales	4,369	3,201	12,064	8,624
Used equipment sales	6,426	4,186	18,289	12,250
Parts sales	5,014	4,210	15,097	12,569
Service revenues	6,429	5,298	18,486	15,807
Other	520	(865)	(400)	(3,360)

Total gross profit	$46,798	$33,383	$125,694	$87,104

	As of September 30,	As of December 31,
	2005	2004
Segment Identified Assets:
Equipment sales, net	$53,087	$39,929
Equipment rentals, net	296,237	243,630
Parts sales and service revenues	20,497	16,882

Total segment identified assets	369,821	300,441
Non-segment identified assets	125,135	108,228

Total assets	$494,956	$408,669

        The Company operates in the United States and had minimal international sales for any of the periods presented. No one customer accounted for more than 10% of the Company's annualized sales on an overall basis for any of the periods presented.

6.    Recent Accounting Pronouncements

        In December 2004, the FASB issued Statement No. 123 (revised 2004), "Share-Based Payment" (FAS No. 123R), which replaces FAS No. 123 and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." FAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim period after June 15, 2005, with early adoption encouraged. In April 2005, the SEC announced that the effective date of Statement No. 123(R) will be deferred until January 1, 2006 for calendar companies. Under FAS No. 123(R), we must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at the date of adoption. Historically, we have not used stock based awards for compensating our employees; therefore, the adoption of SFAS No. 123(R) currently would not apply to us. However, we are evaluating the effect of adoption on our financial position and results of operations which will depend in part, on the types and quantities of stock based awards that we issue to our employees under the new stock incentive plan we intend to establish upon completion of this offering. We have not yet determined the method of adoption or the effect that the adoption will have on our financial position or results of operations. The completion of the offering would also have an impact on our adoption date.

7.    Impact of Recent Natural Disaster

        The Company has four facilities located in the area most significantly affected by Hurricanes Katrina and Rita. None of the facilities were forced to close for any extended period of time, and all of them are currently open and fully operational. Any negative financial impact of Hurricanes Katrina and Rita relating to these facilities is not expected to be material to the Company.

8.    Consolidating Financial Information of Guarantor Subsidiaries

        All of the indebtedness of H&E Equipment Services is guaranteed by GNE Investments, Inc. and its wholly-owned subsidiary Great Northern Equipment, Inc. These guarantor subsidiaries are all wholly-owned and the guarantees are made on a joint and several basis and are full and unconditional (subject to subordination provisions and subject to a standard limitation which provides that the maximum amount guaranteed by each guarantor will not exceed the maximum amount that can be guaranteed without making the guarantee void under fraudulent conveyance laws). There are no restrictions on H&E Equipment Services' ability to obtain funds from the guarantor subsidiaries by dividend or loan.

        The consolidating financial information of H&E Equipment Services and its subsidiaries are included below. The consolidating financial statements for H&E Finance Corp., the subsidiary co-issuer, is not presented because H&E Finance Corp. has no assets or operations.

CONSOLIDATING BALANCE SHEET

	As of September 30, 2005
	H&E Equipment Services	Guarantor Subsidiaries	Elimination	Consolidated
	(In thousands)
ASSETS
Cash	$4,427	$13	$—	$4,440
Receivables, net	79,983	3,092	—	83,075
Inventories, net	71,448	2,136	—	73,584
Prepaid expenses and other assets	3,102	—	—	3,102
Rental equipment, net	286,835	9,402	—	296,237
Property and equipment, net	16,511	801	—	17,312
Deferred financing costs and other intangible assets, net	8,634	—	—	8,634
Investment in guarantor subsidiaries	6,220	—	(6,220)	—
Goodwill, net	8,572	—	—	8,572

Total assets	$485,732	$15,444	$(6,220)	$494,956

LIABILITIES AND MEMBERS' (DEFICIT) EQUITY
Liabilities:
Amount due on senior secured credit facility	$77,734	$3,471	$—	$81,205
Accounts payable	123,236	—	—	123,236
Accrued expenses payable and other liabilities	37,151	111	—	37,262
Inter-company balance	(5,642)	5,642	—	—
Accrued loss from litigation	17,434	—	—	17,434
Related party obligation	919	—	—	919
Notes payable	546	—	—	546
Senior secured notes, net of discount	198,844	—	—	198,844
Senior subordinated notes, net of discount	43,906	—	—	43,906
Capital lease obligations	—	—	—	—
Deferred compensation payable	11,434	—	—	11,434

Total liabilities	505,562	9,224	—	514,786

Members' (deficit) equity	(19,830)	6,220	(6,220)	(19,830)

Total liabilities and members' (deficit) equity	$485,732	$15,444	$(6,220)	$494,956

CONSOLIDATING BALANCE SHEET

	As of December 31, 2004
	H&E Equipment Services	Guarantor Subsidiaries	Elimination	Consolidated
	(In thousands)
ASSETS
Cash	$3,334	$24	$—	$3,358
Receivables, net	66,434	2,468	—	68,902
Inventories, net	52,641	4,170	—	56,811
Prepaid expenses and other assets	1,044	—	—	1,044
Rental equipment, net	231,330	12,300	—	243,630
Property and equipment, net	15,615	486	—	16,101
Deferred financing costs and other intangible assets, net	10,251	—	—	10,251
Investment in guarantor subsidiaries	5,238	—	(5,238)	—
Goodwill, net	8,572	—	—	8,572

Total assets	$394,459	$19,448	$(5,238)	$408,669

LIABILITIES AND MEMBERS' (DEFICIT) EQUITY
Liabilities:
Amount due on senior secured credit facility	$51,822	$3,471	$—	$55,293
Accounts payable	92,592	—	—	92,592
Accrued expenses payable and other liabilities	20,804	115	—	20,919
Intercompany balance	(10,624)	10,624	—	—
Accrued loss from litigation	17,434	—	—	17,434
Related party obligation	1,062	—	—	1,062
Notes payable	727	—	—	727
Senior secured notes, net of discount	198,761	—	—	198,761
Senior subordinated notes, net of discount	43,491	—	—	43,491
Capital lease obligations	1,120	—	—	1,120
Deferred compensation payable	10,570	—	—	10,570

Total liabilities	427,759	14,210	—	441,969

Members' (deficit) equity	(33,300)	5,238	(5,238)	(33,300)

Total liabilities and members' (deficit) equity	$394,459	$19,448	$(5,238)	$408,669

CONSOLIDATING STATEMENT OF OPERATIONS

	Three Months Ended September 30, 2005
	H&E Equipment Services	Guarantor Subsidiaries	Elimination	Consolidated
	(In thousands)
Revenues:
Equipment rentals	$48,222	$2,187	$—	$50,409
New equipment sales	34,861	1,291	—	36,152
Used equipment sales	25,482	1,269	—	26,751
Parts sales	16,372	614	—	16,986
Service revenues	10,033	376	—	10,409
Other	7,427	322	—	7,749

Total revenues	142,397	6,059	—	148,456

Cost of Revenues:
Rental depreciation	13,689	665	—	14,354
Rental expense	11,766	249	—	12,015
New equipment sales	30,656	1,127	—	31,783
Used equipment sales	19,367	958	—	20,325
Parts sales	11,549	423	—	11,972
Service revenues	3,881	99	—	3,980
Other	6,914	315	—	7,229

Total cost of revenues	97,822	3,836	—	101,658

Gross profit	44,575	2,223	—	46,798
Selling, general and administrative expenses	26,804	1,415	—	28,219
Gain on sale of property and equipment	106	12	—	118
Equity in earnings of guarantor subsidiaries	483	—	(483)	—

Income from operations	18,360	820	(483)	18,697

Other Income (Expense):
Interest expense	(10,216)	(341)	—	(10,557)
Other, net	81	4	—	85

Total other expense, net	(10,135)	(337)	—	(10,472)

Income before provision for income taxes	8,225	483	(483)	8,225
Provision for income taxes	—	—	—	—

Net income	$8,225	$483	$(483)	$8,225

CONSOLIDATING STATEMENT OF OPERATIONS

	Three Months Ended September 30, 2004 (Restated)
	Parent	Guarantor Subsidiaries	Elimination	Consolidated
	(In thousands)
Revenues:
Equipment rentals	$40,355	$1,721	$—	$42,076
New equipment sales	27,834	959	—	28,793
Used equipment sales	19,434	919	—	20,353
Parts sales	14,496	455	—	14,951
Service revenues	8,224	262	—	8,486
Other	6,090	225	—	6,315

Total revenues	116,433	4,541	—	120,974

Cost of Revenues:
Rental depreciation	11,774	518	—	12,292
Rental expense	12,135	296	—	12,431
New equipment sales	24,777	815	—	25,592
Used equipment sales	15,522	645	—	16,167
Parts sales	10,434	307	—	10,741
Service revenues	3,108	80	—	3,188
Other	6,883	297	—	7,180

Total cost of revenues	84,633	2,958	—	87,591

Gross profit	31,800	1,583	—	33,383
Selling, general and administrative expenses	23,452	1,037	—	24,489
Gain on sale of property and equipment	33	16	—	49
Equity in earnings of guarantor subsidiaries	314	—	(314)	—

Income from operations	8,695	562	(314)	8,943

Other Income (Expense):
Interest expense	(9,912)	(249)	—	(10,161)
Other, net	10	1	—	11

Total other expense, net	(9,902)	(248)	—	(10,150)

Net (loss) income	$(1,207)	$314	$(314)	$(1,207)

CONSOLIDATING STATEMENT OF OPERATIONS

	Nine Months Ended September 30, 2005
	H&E Equipment Services	Guarantor Subsidiaries	Elimination	Consolidated
	(In thousands)
Revenues:
Equipment rentals	$131,408	$5,168	$—	$136,576
New equipment sales	95,976	3,891	—	99,867
Used equipment sales	71,218	5,114	—	76,332
Parts sales	49,593	1,609	—	51,202
Service revenues	28,464	995	—	29,459
Other	20,443	857	—	21,300

Total revenues	397,102	17,634	—	414,736

Cost of Revenues:
Rental depreciation	37,702	1,692	—	39,394
Rental expense	34,248	776	—	35,024
New equipment sales	84,485	3,318	—	87,803
Used equipment sales	54,294	3,749	—	58,043
Parts sales	34,990	1,115	—	36,105
Service revenues	10,695	278	—	10,973
Other	20,806	894	—	21,700

Total cost of revenues	277,220	11,822	—	289,042

Gross profit	119,882	5,812	—	125,694
Selling, general and administrative expenses	77,377	3,965	—	81,342
Gain (loss) on sale of property and equipment	(6)	21	—	15
Equity in earnings of guarantor subsidiaries	982	—	(982)	—

Income from operations	43,481	1,868	(982)	44,367

Other Income (Expense):
Interest expense	(30,091)	(891)	—	(30,982)
Other, net	250	5	—	255

Total other expense, net	(29,841)	(886)	—	(30,727)

Income before provision for income taxes	13,640	982	(982)	13,640
Provision for income taxes	171	—	—	171

Net income	$13,469	$982	$(982)	$13,469

CONSOLIDATING STATEMENT OF OPERATIONS

	Nine Months Ended September 30, 2004 (Restated)
	H&E Equipment Services	Guarantor Subsidiaries	Elimination	Consolidated
	(In thousands)
Revenues:
Equipment rentals	$112,406	$4,316	$—	$116,722
New equipment sales	77,854	2,716	—	80,570
Used equipment sales	58,496	3,488	—	61,984
Parts sales	43,107	1,228	—	44,335
Service revenues	24,639	807	—	25,446
Other	17,024	540	—	17,564

Total revenues	333,526	13,095	—	346,621

Cost of Revenues:
Rental depreciation	35,270	1,443	—	36,713
Rental expense	37,918	877	—	38,795
New equipment sales	69,606	2,340	—	71,946
Used equipment sales	47,177	2,557	—	49,734
Parts sales	30,931	835	—	31,766
Service revenues	9,391	248	—	9,639
Other	20,046	878	—	20,924

Total cost of revenues	250,339	9,178	—	259,517

Gross profit	83,187	3,917	—	87,104
Selling, general and administrative expenses	69,873	3,005	—	72,878
Gain on sale of property and equipment	131	25	—	156
Equity in earnings of guarantor subsidiaries	262	—	(262)	—

Income from operations	13,707	937	(262)	14,382

Other Income (Expense):
Interest expense	(29,147)	(689)	—	(29,836)
Other, net	81	14	—	95

Total other expense, net	(29,066)	(675)	—	(29,741)

Net (loss) income	$(15,359)	$262	$(262)	$(15,359)

CONSOLIDATING STATEMENT OF CASH FLOWS

	Nine Months Ended September 30, 2005
	H&E Equipment Services	Guarantor Subsidiaries	Elimination	Consolidated
	(In thousands)
Cash flows from operating activities:
Net income	$13,469	$982	$(982)	$13,469
Adjustment to reconcile net income to net cash provided by (used in) operating activities:
Depreciation on property and equipment	3,602	150	—	3,752
Depreciation on rental equipment	37,702	1,692	—	39,394
Amortization of loan discounts and deferred financing costs	2,044	—	—	2,044
Amortization of other intangible assets	82	—	—	82
Provision for losses on accounts receivable	997	99	—	1,096
Provision for obsolescence	30	—	—	30
(Gain) loss on sale of property and equipment	6	(21)	—	(15)
Gain on sale of rental equipment	(14,860)	(1,339)	—	(16,199)
Equity in earnings of guarantor subsidiaries	(982)	—	982	—
Changes in operating assets and liabilities:
Receivables	(14,546)	(723)	—	(15,269)
Inventories	(36,742)	364	—	(36,378)
Prepaid expenses and other assets	(2,058)	—	—	(2,058)
Accounts payable	30,644	—	—	30,644
Accrued expenses payable and other liabilities	16,317	109	—	16,426
Intercompany balance	5,095	(5,095)	—	—
Deferred compensation payable	864	—	—	864

Net cash provided by (used in) operating activities	41,664	(3,782)	—	37,882

Cash flows from investing activities:
Purchases of property and equipment	(5,215)	(457)	—	(5,672)
Purchases of rental equipment	(117,010)	(713)	—	(117,723)
Proceeds from sale of property and equipment	712	13	—	725
Proceeds from sale of rental equipment	56,566	4,928	—	61,494

Net cash (used in) provided by investing activities:	(64,947)	3,771	—	(61,176)

Cash flows from financing activities:
Borrowings on senior secured credit facility	424,867	—	—	424,867
Payments on senior secured credit facility	(398,955)	—	—	(398,955)
Payment of deferred financing costs	(10)	—	—	(10)
Payments of related party obligation	(225)	—	—	(225)
Principal payments on notes payable	(181)	—	—	(181)
Payments on capital lease obligations	(1,120)	—	—	(1,120)

Net cash provided by financing activities	24,376	—	—	24,376

Net increase (decrease) in cash	1,093	(11)	—	1,082
Cash, beginning of period	3,334	24	—	3,358

Cash, end of period	$4,427	$13	$—	$4,440

CONSOLIDATING STATEMENT OF CASH FLOWS

	Nine Months Ended September 30, 2004 (Restated)
	Parent	Guarantor Subsidiaries	Elimination	Consolidated
	(In thousands)
Cash flows from operating activities:
Net (loss) income	$(15,359)	$262	$(262)	$(15,359)
Adjustment to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation on property and equipment	2,563	109	—	2,672
Depreciation on rental equipment	35,270	1,443	—	36,713
Amortization of loan discounts and deferred financing costs	1,958	—	—	1,958
Amortization of other intangibles	191	—		191
Provision for losses on accounts receivable	988	49	—	1,037
Provision for obsolescence	53	—	—	53
Gain on sale of property and equipment	(131)	(25)	—	(156)
Gain on sale of rental equipment	(10,202)	(885)	—	(11,087)
Equity in earnings of guarantor subsidiaries	(262)	—	262	—
Changes in operating assets and liabilities:
Receivables	(6,299)	(916)	—	(7,215)
Inventories	(15,195)	(6,638)	—	(21,833)
Prepaid expenses and other assets	(582)	—	—	(582)
Accounts payable	(3,663)	—	—	(3,663)
Accrued expenses payable and other liabilities	13,326	(80)	—	13,246
Intercompany balance	(8,363)	8,363	—	—
Accrued loss from litigation	—	—	—	—
Deferred compensation payable	(575)	—	—	(575)

Net cash (used in) provided by operating activities	(6,282)	1,682	—	(4,600)

Cash flows from investing activities:
Purchases of property and equipment	(2,926)	(346)	—	(3,272)
Purchases of rental equipment	(44,959)	(3,864)	—	(48,823)
Proceeds from sale of property and equipment	269	26	—	295
Proceeds from sale of rental equipment	45,054	3,141	—	48,195

Net cash (used in) provided by investing activities:	(2,562)	(1,043)	—	(3,605)

Cash flows from financing activities:
Borrowings on senior secured credit facility	350,067	—	—	350,067
Payments on senior secured credit facility	(337,666)	(620)	—	(338,286)
Payment of deferred financing costs	(887)	—	—	(887)
Payments on related party obligation	(225)	—	—	(225)
Principal payments on notes payable	(241)	—	—	(241)
Payments on capital lease obligations	(3,899)	—	—	(3,899)

Net cash provided by (used in) financing activities	7,149	(620)	—	6,529

Net (decrease) increase in cash	(1,695)	19	—	(1,676)
Cash, beginning of period	3,868	23	—	3,891

Cash, end of period	$2,173	$42	$—	$2,215

SCHEDULE II: VALUATION AND QUALIFYING ACCOUNTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(Dollars in thousands)

Description	Balance at Beginning of Year	Additions Charged to Costs and Expenses	Recoveries (Deductions)	Impact of Acquisition	Balance at End of Year
Year Ended December 31, 2004
Allowance for doubtful accounts receivable	$3,188	$1,395	$(1,851)	—	$2,732
Allowance for inventory obsolescence	1,235	240	15	—	1,490

	$4,423	$1,635	$(1,836)	$—	$4,222

Year Ended December 31, 2003
Allowance for doubtful accounts receivable	$3,609	$1,269	$(1,690)	$—	$3,188
Allowance for inventory obsolescence	1,139	612	(516)	—	1,235

	$4,748	$1,881	$(2,206)	$—	$4,423

Year Ended December 31, 2002
Allowance for doubtful accounts receivable	$708	$1,517	$(1,524)	$2,908	$3,609
Allowance for inventory obsolescence	533	121	(6)	491	1,139

	$1,241	$1,638	$(1,530)	$3,399	$4,748

See accompanying report of independent registered public accounting firm.

Independent Auditor's Report

The Board of Directors
Eagle High Reach Equipment, Inc.
La Mirada, California

        We have audited the accompanying consolidated balance sheet of Eagle High Reach Equipment, Inc. (a California corporation) and subsidiary (the "Company") as of June 30, 2005 and 2004, and the related statements of operations and comprehensive income (loss), stockholders' equity (deficit), and cash flows for each of the three years in the period ended June 30, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated financial statements of the Company for the year ended June 30, 2002, before they were restated for the matter described in Note 14 to the consolidated financial statements, were audited by other auditors whose report, dated October 23, 2002, expressed an unqualified opinion on those statements.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to in the first paragraph above present fairly, in all material respects, the financial position of Eagle High Reach Equipment, Inc. as of June 30, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2005, in conformity with accounting principles generally accepted in the United States of America. We also audited the adjustments described in Note 14 that were applied to restate the 2002 consolidated financial statements. In our opinion, such adjustments are appropriate and have been properly applied.

        As described in Note 14 to the consolidated financial statements, the financial statements for the year ended June 30, 2004 were restated.

/s/ Perry-Smith LLP

Sacramento, California
August 31, 2005, except for Note 15 for
which the date is January 5, 2006.

EAGLE HIGH REACH EQUIPMENT, INC.

CONSOLIDATED BALANCE SHEET

JUNE 30, 2005 AND 2004

	2005	2004
		(As Restated)
Assets
Current assets:
Cash and cash equivalents	$132,301	$490,936
Accounts receivable (net of allowance for doubtful accounts of $325,899 and $618,252 respectively)	5,566,897	5,024,569
Unbilled revenue	1,133,729	942,060
Inventories and supplies	1,549,895	1,673,089
Prepaid expenses and other current assets	509,812	275,704

Total current assets	8,892,634	8,406,358

Rental fleet equipment, at cost, net (Note 3)	27,462,697	31,013,366
Property and equipment, at cost, net (Note 3)	3,414,040	3,601,134
Other assets:
Due from stockholder, net of reserve of $3,063,852 (Notes 9 and 10)		1,049,605
Other related-party receivables, long-term (Note 9)	178,498	325,836
Deposits and other assets	186,615	88,140

Total other assets	365,113	1,463,581

Total assets	$40,134,484	$44,484,439

Liabilities and Stockholders' Equity (Deficit)
Current liabilities:
Accounts payable	$1,311,610	$3,093,388
Accrued interest payable	104,785	1,149,044
Other accrued expenses (Note 11)	1,862,910	2,095,379
Revolving note payable, current portion (Note 4)		43,735,268
Term note payable, current portion (Note 5)	18,325	16,604
Capital lease obligations, current portion (Note 6)	467,125	8,038

Total current liabilities	3,764,755	50,097,721

Long-term liabilities:
Revolving note payable, long-term portion (Note 4)	21,533,571
Term note payable, long-term portion (Note 5)	1,278,176	1,305,982
Capital lease obligations, long-term portion (Note 6)	1,103,923	760,300
Other noncurrent liabilities (Notes 11 and 14)	940,458	389,404
Deferred income taxes (Note 7)		300,000

Total long-term liabilities	24,856,128	2,755,686

Total liabilities	28,620,883	52,853,407

Commitments and contingencies (Notes 8, 11 and 15)
Minority interest in subsidiary (Note 2)	4,666,873

Stockholders' equity (deficit):
Common stock, no par value, 100,000 shares authorized, 18,791 and 17,733 shares issued and outstanding, respectively (Note 10)	927,624	2,610,820
Paid-in capital	1,826,247
Retained earnings (accumulated deficit) (Note 14)	4,092,857	(10,979,788)

Total stockholders' equity (deficit)	6,846,728	(8,368,968)

Total liabilities and stockholders' equity (deficit)	$40,134,484	$44,484,439

The accompanying notes are an integral part of these consolidated financial statements.

EAGLE HIGH REACH EQUIPMENT, INC.

CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED JUNE 30, 2005, 2004 AND 2003

	2005	2004	2003
	(As Restated)
Rental revenue, equipment	$28,018,045	$26,763,573	$25,283,050
Equipment sales	2,608,955	1,925,923	2,062,923

Total revenue	30,627,000	28,689,496	27,345,973

Cost of rental revenue, equipment	8,344,412	8,693,676	7,065,768
Cost of equipment sold	1,430,003	1,202,411	1,116,403

Total cost of revenue	9,774,415	9,896,087	8,182,171

Gross profit	20,852,585	18,793,409	19,163,802
Operating expenses (Note 14)	21,537,076	21,585,170	17,756,912

(Loss) income from operations	(684,491)	(2,791,761)	1,406,890
Other income (expense):
Interest income	581	132,638	97,231
Interest expense	(2,167,012)	(3,792,367)	(3,496,033)
Allowance for uncollectible stockholder receivable (Notes 10 and 14)		(759,839)	(2,304,014)
Interest rate swap agreements termination expense (Note 13)		(2,809,175)
Gain on debt restructuring (Note 2)	13,491,241

Total other income (expense)	11,324,810	(7,228,743)	(5,702,816)

Income (loss) before minority interest in net loss of subsidiary and income tax (benefit) expense	10,640,319	(10,020,504)	(4,295,926)
Minority interest in net loss of subsidiary (Note 2)	320,000

Income (loss) before income tax (benefit) expense (Note 2)	10,960,319	(10,020,504)	(4,295,926)
Income tax (benefit) expense (Note 7)	(299,200)	106,988	(10,847)

Net income (loss)	11,259,519	(10,127,492)	(4,285,079)
Other comprehensive income (loss):
Change in fair value of derivative financial instruments		3,410,869	(1,294,739)

Comprehensive income (loss)	$11,259,519	$(6,716,623)	$(5,579,818)

The accompanying notes are an integral part of these consolidated financial statements.

EAGLE HIGH REACH EQUIPMENT, INC.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

FOR THE YEARS ENDED JUNE 30, 2005, 2004 AND 2003

	Common Stock			Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Loss	Total Stockholders' Equity (Deficit)
			Paid-in Capital
	Shares	Amount
Balances, July 1, 2002 (as originally reported)	17,733	$2,610,820		$7,983,651		$10,594,471
Prior period adjustments (Note 14)				(4,083,066)	$(2,116,130)	(6,199,196)

Balances, July 1, 2002 (as restated)	17,733	2,610,820		3,900,585	(2,116,130)	4,395,275
Distributions (Note 10)				(467,802)		(467,802)
Change in fair value of derivative financial instruments					(1,294,739)	(1,294,739)
Net loss				(4,285,079)		(4,285,079)

Balances, June 30, 2003	17,733	2,610,820		(852,296)	(3,410,869)	(1,652,345)
Change in fair value of derivative financial instruments (Note 13)					3,410,869	3,410,869
Net loss (Note 14)				(10,127,492)		(10,127,492)

Balances, June 30, 2004 (as restated)	17,733	2,610,820		(10,979,788)		(8,368,968)
Issuance of shares to employees (Note 10)	13,148		$143,051			143,051
Return of shares to the Company under settlement agreements (Note 10)	(12,090)	(1,683,196)	1,683,196
Sale of 50% ownership interest in subsidiary (Note 2)				3,813,126		3,813,126
Net income				11,259,519		11,259,519

Balances, June 30, 2005	18,791	$927,624	$1,826,247	$4,092,857	$—	$6,846,728

The accompanying notes are an integral part of these consolidated financial statements.

EAGLE HIGH REACH EQUIPMENT, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30, 2005, 2004 AND 2003

	2005	2004	2003
	(As Restated)
Cash flows from operating activities:
Net income (loss) (Note 14)	$11,259,519	$(10,127,492)	$(4,285,079)
Adjustments to reconcile net income (loss) to net cash and cash equivalents provided by operating activities:
Gain (loss) on disposal of rental fleet equipment and property and equipment	255,784	491,746	(195,880)
Allowance for doubtful accounts	(292,353)	101,636	174,786
Allowance for uncollectible stockholder receivable (Notes 9 and 14)		759,839	2,304,014
Write down of parts inventories (Note 14)			876,743
Depreciation and amortization	8,468,384	9,210,815	7,218,184
Deferred income taxes (Note 7)	(300,000)	106,188	(12,447)
Debt restructuring (Note 2)	(14,253,073)
Interest rate swap agreements termination expense (Note 13)		2,809,175
Minority interest in net loss of subsidiary (Note 2)	(320,000)
Common stock issued to employees and and board of directors (Note 10)	143,051
Changes in operating assets and liabilities:
Accounts receivable	(249,975)	150,944	(195,924)
Unbilled revenue	(191,669)	37,380	(104,243)
Inventories and supplies	123,194	448,444	(316,930)
Prepaid expenses	(234,108)	(70,195)	564,649
Other receivables	147,338		(390,404)
Deposits and other assets	(98,475)	214,329	50,582
Accounts payable	(1,781,778)	(2,798,522)	1,962,382
Accrued interest payable	(1,044,259)	799,589	73,258
Other accrued expenses	(232,469)	775,517	869,552
Other non-current liabilities	551,054	74,922	61,484

Net cash and cash equivalents provided by operating activities	1,950,165	2,984,315	8,654,727

Cash flows from investing activities:
Purchases of rental fleet equipment and property and equipment	(5,491,462)	(1,983,486)	(9,292,309)
Proceeds from sales of rental fleet equipment and property and equipment	1,324,602	541,947	575,160
Advances to stockholder, net (Note 9)	1,049,605	(759,839)	(1,532,463)

Net cash and cash equivalents used in investing activities	(3,117,255)	(2,201,378)	(10,249,612)

Cash flows from financing activities:
Payments on term note payable	(26,085)	(20,564)	(31,012)
Payments on capital lease obligations	(16,835)	(7,295)	(6,648)
Payments on revolving notes payable (Note 4)	(37,802,225)	(626,271)
Proceeds from borrowings on revolving notes payable (Note 4)	38,653,600		1,877,335
Distribution to stockholder (Note 10)			(32,360)

Net cash and cash equivalents provided by (used in) financing activities	808,455	(654,130)	1,807,315

Net (decrease) increase in cash and cash equivalents	(358,635)	128,807	212,430
Cash and cash equivalents, beginning of period	490,936	362,129	149,699

Cash and cash equivalents, end of period	$132,301	$490,936	$362,129

(Continued)

	2005	2004	2003
	(As Restated)
Supplemental disclosures of cash flow information:
Cash paid for interest	$1,379,487	$3,311,636	$3,528,029
Cash paid for income taxes	$800	$800	$1,600
Supplemental disclosures of noncash investing and financing information:
Debt restructuring (Note 2)	$8,800,000
Minority interest (Note 2)	$4,986,873
Acquisition of rental fleet equipment under capital lease obligations (Note 6)	$819,545
Refinancing of line of credit (Note 4)		$40,926,093
Change in fair value of derivative financial instruments (Note 4 and 13)		$(3,410,869)	$1,294,739
Acquisition of land and building under note payable			$1,354,500
Distribution to stockholders used to reduce other related party receivables (Note 10)			$435,442

The accompanying notes are an integral part of these consolidated financial statements.

EAGLE HIGH REACH EQUIPMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Summary of Significant Accounting Policies

General Description

        Eagle High Reach Equipment, Inc. (the "Company") is a privately held construction and industrial equipment rental company formed in 1994. The Company's customers include both general and subcontractors on commercial projects, and residential and public work activities. The Company offers both aerial platform and general equipment rentals to southern California markets from its four facilities (three leased and one owned). The Company's corporate office is located in La Mirada, California.

Consolidation

        The consolidated financial statements include the consolidation of the Company's wholly owned company and joint venture where the Company has been determined as the primary beneficiary. The Company is required to assess its joint venture to determine whether it is a variable interest entity, which is defined as contractual, ownership or other interests in an entity that change with changes in the entity's net asset value. The entity that will absorb the majority of the variable interest entity's expected losses or expected residual returns is considered the primary beneficiary of the variable interest entity. The primary beneficiary is required to include the variable interest entity's assets, liabilities and results of operations in its consolidated financial statements.

        The Company's consolidated financial statements include the accounts of the Company and Eagle High Reach, LLC (Eagle LLC) a joint venture (Note 2). While the Company has a 50% ownership interest in Eagle LLC, the Company has consolidated the accounts of Eagle LLC because it is the primary beneficiary. The Company began consolidating Eagle LLC upon its formation in December 2004.

        The consolidated financial statements include the accounts of Ideal Equipment Company (Ideal), a wholly-owned subsidiary during 2003. Effective January 1, 2004, Ideal was dissolved and the assets were transferred to the Company at historical cost.

        All intercompany accounts and transactions have been eliminated in consolidation.

Business Segment

        The Company reports the results of its operations in one business segment: rental of aerial platform and general equipment rentals. The Company serves one geographic market encompassing areas of Southern California adjacent to its four facilities.

Minority Interest

        Minority interest represents SBN Eagle LLC's (SBN) 50% allocation of SBN's initial ownership interest on the consolidated balance sheet (Note 2), income (loss) of Eagle LLC during the fiscal year in the consolidated statement of operations and the cumulative allocation of income (loss) on the consolidated balance sheet. Minority interest is reported in the mezzanine area on the consolidated balance sheet. The Company began accounting for minority interest upon the formation of Eagle LLC in December 2004.

Cash and Cash Equivalents

        Cash and cash equivalents consist of petty cash funds, bank checking and money market accounts, and investments with original maturities of three months or less.

        The Company's accounts at each financial institution are insured by the Federal Deposit Insurance Corporation up to $100,000. The total amount of uninsured deposits as of June 30, 2005 and 2004 was $0 and $601,969, respectively.

Accounts Receivable

        Accounts receivable consists of trade accounts arising in the normal course of business. Payment on invoices are generally due 30 days after receipt. Accounts for which no payments have been received for 60 days are considered delinquent and customary collection efforts are initiated. The Company uses the allowance method to provide a reserve for accounts management believes are uncollectible. Accounts receivable are reflected in the balance sheet net of such allowances.

        Credit is extended to all customers based on their financial condition and, generally, collateral is not required. Credit losses are provided for in the financial statements and consistently have been within management's expectations.

        The Company has estimated an allowance for uncollectible accounts based on its analysis of specifically identified problem accounts, outstanding receivables, consideration of the age of those receivables and the Company's historical collection experience. The allowance for doubtful accounts activity is as follows:

	June 30,
	2005	2004
Beginning balance	$618,252	$516,616
Provision for doubtful accounts	106,892	807,230
Write-off of doubtful accounts	(399,245)	(705,594)

Ending balance	$325,899	$618,252

Unbilled Revenue

        Unbilled revenue represents fees earned on rental contracts for which invoices have not been presented to customers. When billed, these amounts are included in accounts receivable.

Inventories and Supplies

        Inventories and supplies are recorded at the lower of cost or market value. Cost is determined by the first-in, first-out method, and market value represents the lower of replacement cost or estimated net realizable value. Inventories and supplies consist of repair parts and supplies, swing stage parts and fuel. For the year ended June 30, 2003, the Company wrote-down parts inventories to their net realizable value by $876,743 (Note 14).

Note Receivable

        The note receivable consisted of an uncollateralized promissory note, which accrued interest at 8% per annum with interest-only payments on unpaid principal and interest, and was due in January 2003. The note was repaid in December 2004. At June 30, 2004, notes receivable of $40,875 is presented as a component of prepaid expenses and other current assets on the consolidated balance sheet.

Rental Fleet Equipment and Property and Equipment

        Rental fleet equipment and property and equipment are stated at cost. Assets under capital lease obligations are recorded at the present value of minimum lease payments. Major improvements and betterments are capitalized. Repairs and maintenance are expensed as incurred. Rental fleet equipment and property, plant and equipment, including such assets under capital lease obligations, are depreciated using the straight-line method over lives of three to 10 years, with the exception of the building, which is depreciated using the straight-line method over 40 years. Leasehold improvements are amortized using the lesser of the life of the improvements or the expected term of the lease, not exceeding 30 years.

Long-Lived Assets

        The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable. If such review indicates that the carrying amount of a long-lived asset exceeds the sum of its expected future cash flows on an undiscounted basis, the long-lived asset's carrying amount would be written down to fair value. At June 30, 2005 and 2004, management believes that there has been no impairment of the Company's long-lived assets.

Loan Fees

        The Company amortized loan fees on the straight-line method, which approximated the effective interest method, over the term of the Citicorp Dealer Finance Corporation (Citicorp) until Citicorp sold the revolving loan to Summitbridge National Investments, LLC (Summitbridge) in June 2004 (Note 4). Upon the sale of the revolving loan, the unamortized loan fees of $163,747 were charged to expense. For both of the years ended June 30, 2004 and 2003, loan fees amortization expense totaled $50,582.

Deferred Rent

        Rent expense is recognized in an amount equal to the minimum base rents plus future rental increases or decreases and is amortized on the straight-line basis over the terms of the leases. At June 30, 2005 and 2004 (as restated), deferred rent totaled $442,038 and $389,404 (as restated), respectively (Note 14).

Provision for Income Taxes

        A provision for corporate income taxes has been recorded based on current tax law. The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be taxed as an "S" corporation. Under those provisions, the Company is not obligated to pay Federal

Provision for Income Taxes (Continued)

corporate income taxes on its taxable income. Instead, the stockholders are liable for individual income taxes on their respective share of the taxable income of the Company. The tax year end of the Company is maintained on a calendar year basis. State "S" corporation tax law requires taxable income to be taxed at a rate of 1.5%.

        The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates that apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Future tax benefits are subject to a valuation allowance when management is unable to conclude that its deferred income tax assets will more likely than not be realized from the results of operations. At June 30, 2004 and 2003, management believes that it is more likely than not that the net operating loss carryforwards will be realized from the results of operations.

Advertising and Promotional Costs

        Advertising and promotional costs are charged to operations when incurred. For the years ended June 30, 2005, 2004 and 2003, advertising and promotional costs totaled approximately $83,000, $123,000 and consolidated $81,000, respectively, and are included as a component of operating expenses in the consolidated statement of operations.

Derivative Financial Instruments and Hedging Transactions

        The Company accounts for derivative financial instruments required to be recorded on the balance sheet at fair value. Changes in the fair value of derivative financial instruments are recorded each period either in current results of operations or other comprehensive income (loss).

        The Company accounts for its interest rate swap agreements as cash flow hedges. The Company does not hold derivative financial instruments for speculative purposes. For a derivative designated as a cash flow hedge, the effective portion of the derivative's gain or loss is initially reported as a component of other comprehensive income (loss) and subsequently reclassified into results of operations when the hedged exposure affects results of operations. The ineffective portion of the gain or loss of a cash flow hedge is recognized currently in results of operations. For the purposes of the cash flow statement, cash flows from derivative financial instruments are classified with the cash flows from the hedged item. The Company is exposed to credit loss in the event of nonperformance by the other parties to these interest rate swap agreements.

Comprehensive Income (Loss)

        Comprehensive income (loss) is the total of net income (loss) plus all other changes in net assets arising from non-owner sources, which are referred to as other comprehensive income (loss). The interest rate swap agreements (Note 13) are the only non-owner sources of net assets. For the years ended June 30, 2004 and 2003, the Company recorded changes in the fair value of the interest rate swap agreements of $3,410,869, of which $2,809,175 was recorded in the consolidated statement of operations upon termination of the interest rate swap agreements, and $(1,294,739), respectively, in other comprehensive income (loss).

Use of Estimates

        The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Reclassifications

        Certain amounts in the financial statements for the year ended June 30, 2004 have been reclassified in order to conform with the presentation for the year ended June 30, 2005. Such reclassifications do not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

2.    Restructuring

Debt Resolution Agreement

        In December 2004, the Company executed a restructuring, whereby it transferred its principal operating assets and liabilities, including operating leases, to Eagle LLC, a newly formed subsidiary, at historical cost. Concurrent with the restructuring, the Company paid SBN Eagle, LLC (SBN), a wholly-owned subsidiary of Summitbridge $21,000,000, which Eagle LLC borrowed from a financial institution (Note 4), and the Company transferred 50% ownership in Eagle LLC to retire its outstanding obligation of approximately $44,053,073. The Company estimated that the fair value of the 50% interest in Eagle LLC was $8,800,000. As a result of the debt restructuring, the Company recorded a gain of $13,491,241 in the consolidated statement of operations. Also, the Company incurred $761,832 of costs related to the restructuring.

        As a result of the sale of 50% of the ownership interest in Eagle LLC to SBN and because the Company retained control of Eagle LLC, the Company transferred $4,986,873 to minority interest representing 50% of the cost basis in Eagle LLC, and adjusted retained earnings by $3,813,127 in December 2004. The $3,813,127 adjustment represents a restructuring charge calculated as the difference between the fair value of the 50% ownership of Eagle LLC and the amount transferred to minority interest.

Eagle High Reach Equipment, LLC Operating Agreement

        Eagle LLC is a Delaware limited liability company, whereby its two members, the Company and SBN, each have a 50% interest. The Eagle LLC operating agreement addresses, among other terms, the governance of Eagle LLC and the required methodology of profit allocations and cash distributions. The Company will continue in perpetuity, unless terminated in accordance with the specific provisions of the operating agreement.

        Profits and losses from operations are allocated to the members based on their percentage interests. SBN is entitled to a priority distribution of $1,250,000 (the "Priority Amount") and, thereafter, distributions are based on the members' percentage interests. Upon the sale of the Company, SBN is entitled to the Priority Amount, if any, with the remaining balance allocated to the members based on their percentage interests.

Eagle High Reach Equipment, LLC Operating Agreement (Continued)

        If a member receives an offer to sell its interest, the Company and/or other members have the right to purchase the members' shares in accordance with the terms that are offered for sale by a third party. If the shares are not purchased by the Company or the members, the other members have the right to sell their corresponding interest in accordance with the terms of the offer. If the Company becomes entitled to repurchase the interim chief executive officer's (CEO) shares pursuant to the Equityholders Agreement, SBN has the right to require the Company to purchase all or a portion of SBN's interest in Eagle LLC at fair value.

Equityholders Agreement

        In December 2004, the Company executed an Equityholders Agreement, whereby the Company, other shareholders and/or Summitbridge (collectively, the "Internal Parties") have the right to purchase the shares owned by the officers of the Company in accordance with the terms that are offered for sale by a third party. If the shares are not purchased by the Internal Parties, SBN has the right to sell a corresponding interest in Eagle LLC in accordance with the terms of the offer. Also, upon termination of employment of the interim CEO, the Company has the right to purchase the shares held by the interim CEO at fair value.

3.    Rental Fleet Equipment and Property and Equipment

        Rental fleet equipment consisted of the following:

	June 30,
	2005	2004
Rental fleet equipment	$69,502,017	$69,102,013
Less accumulated depreciation	(42,039,320)	(38,088,647)

Rental fleet equipment, net	$27,462,697	$31,013,366

        Property and equipment consisted of the following:

	June 30,
	2005	2004
Automobiles, tractors and trailers	$2,790,616	$3,644,416
Office equipment and fixtures	302,780	616,129
Service equipment	328,065	573,248
Leasehold improvements	961,872	1,082,476
Land	1,084,910	1,084,910
Building and improvements	1,454,219	1,448,507

	6,922,462	8,449,686
Less accumulated depreciation	(3,508,422)	(4,848,552)

Property and equipment, net	$3,414,040	$3,601,134

4.    Revolving Note Payable

Financial Institutions Loan

        In December 2004, Eagle LLC executed a loan and security agreement (the "Loan Agreement") with a financial institution (the "Lender"), whereby the Lender provides a revolving credit facility for loans and/or letters of credit up to $30,000,000, with the letter of credit sub-facility comprising up to $5,000,000, subject to borrowing base limitations, as defined in the Loan Agreement. The Company used $21,000,000 of the line of credit to repay Summitbridge in connection with the restructuring (Note 2). The Loan Agreement bears interest at either the London Interbank Offering Rate (LIBOR), or the greater of the financial institutions prime rate or the federal funds rate plus 0.50%, plus the applicable margin, which ranges from zero to 3.00% based on the outstanding principle balance, as defined in the Loan Agreement, as determined by the Company, per annum. The Loan Agreement is collateralized by principally all of the assets of Eagle LLC. At June 30, 2005, the Company's weighted average interest rate was 5.71%. The Loan Agreement expires in December 2007 and all borrowings outstanding, plus accrued interest, are due in full.

        The Loan Agreement includes a fee of 0.125% on the face amount of a letter of credit upon issuance or extension. The Loan Agreement also includes a fee of 0.25% on the unused balance of available loans. At June 30, 2005, the Company had a letter of credit issued of $90,000 in connection with its workers' compensation insurance policy.

        The Loan Agreement includes various covenants which, among other things, require the Company to maintain minimum levels of earnings before interest, taxes, depreciation and amortization (EBITDA) and rental fleet equipment utilization, limits distributions and requires minimum and maximum levels of capital expenditures. The Company was in compliance with these covenants at June 30, 2005.

Summitbridge National Investments, LLC Loan

        In June 2004, the Company's line of credit administered by Citicorp and the interest rate swap liability (Note 13) were sold to Summitbridge. The Summitbridge credit facility interest rate was 6% on $27,000,000 and LIBOR plus 3.50% on the remaining balance of $16,738,268. The Company paid Summitbridge $21,000,000 plus accrued interest, in December 2004, pursuant to the Debt Resolution Agreement. At June 30, 2004, the entire balance of the line of credit and the interest rate swap liability have been classified as short-term as these items were included in the restructuring in December 2004 (Note 2).

Citicorp Dealer Finance Corporation Loan

        The Company had a revolving credit note agreement with various lenders administered by Citicorp for a maximum amount of $42,000,000 that was sold to Summitbridge in June 2004. Interest on the obligation was based upon the 30-day floating LIBOR rate plus 3.50%.

        Upon termination of the line of credit, the Company had the option of amortizing the outstanding loan balance over a 60-month period.

5.    Term Note Payable

        The term note payable consists of the following:

	June 30,
	2005	2004
Note to finance company, payable in monthly principal and interest payments of $12,353, with interest at 9.05% per annum. Collateralized by land and building, maturing in April 2028	$1,296,501	$1,322,586
Less current portion	(18,325)	(16,604)

Total long-term portion	$1,278,176	$1,305,982

        A summary of future minimum payments is as follows at June 30, 2005:

Year Ending June 30,
2006	$18,325
2007	20,224
2008	22,319
2009	24,631
2010	27,184
Thereafter	1,183,818

$1,296,501

6.    Capital Lease Obligations

        The Company leases a building under a capital lease expiring in March 2029. During April and June 2005, the Company executed agreements with H&E Equipment Services L.L.C. (H&E), whose chairman is the interim CEO of the Company (Notes 9 and 15), whereby the Company purchases rental fleet equipment from H&E with extended payment terms of 1% of total cost over 13 months and a balloon payment due in the 14th month. In April and June 2005, the Company purchased rental fleet equipment totaling $819,545 from H&E. At June 30, 2005, the Company had a payable to H&E totaling $810,748, of which $352,464 is long term.

        The following is a summary of building and rental fleet equipment held under capital lease obligations:

	June 30,
	2005	2004
Building and rental fleet equipment held under capital lease obligations	$1,619,545	$800,000
Less accumulated depreciation	(136,731)	(105,000)

Building and rental fleet equipment held under capital lease obligations, net	$1,482,814	$695,000

        Depreciation expense on building and rental fleet equipment under capital lease obligations totaled $31,731, $20,000 and $20,000 for the years ended June 30, 2005, 2004 and 2003, respectively.

        Minimum future lease payments under the capital lease obligations are as follows at June 30, 2005:

Year Ending June 30,
2006	$539,368
2007	433,548
2008	81,084
2009	81,084
2010	81,084
Thereafter	1,519,853

Net minimum lease payments	2,736,021
Less amount representing interest	(1,164,973)

Present value of future minimum lease payments	1,571,048
Less current portion	(467,125)

Total long-term portion	$1,103,923

7.    Income Taxes

        Income tax (benefit) expense consisted of the following:

	For the Year Ended June 30,
	2005	2004	2003
State of California:
Current	$800	$800	$1,600
Deferred	(300,000)	106,188	(12,447)

	$(299,200)	$106,988	$(10,847)

        Deferred income tax assets (liabilities) consisted of the following at June 30:

2004
Deferred income tax asset, long-term:
Net operating loss carryforward	$57,550
Deferred income tax liability, long-term:
Depreciation	(357,550)

Net deferred income tax liability	$(300,000)

        At June 30, 2005, there are no deferred income taxes. At June 30, 2004 and 2003, the Company's effective income tax rate is different than what would be expected if the state statutory rate were applied to income (loss) from operations primarily due to depreciation expense deductible for tax reporting purposes and the availability of net operating losses.

        At June 30, 2005 and 2004, for California State tax purposes, a net operating loss carryforward is available totaling approximately $0 and $3,837,000, respectively, and expires in various years through December 2013. In connection with the restructuring (Note 2), the Company's net operating loss carryforward was eliminated.

8.    Operating Lease Commitments

        The Company leases its operating facilities, rental fleet equipment and vehicles under operating leases that expire from January 2007 through March 2029. The Company has a 30-year lease on its La Mirada, California location, whereby the building portion of the lease is accounted for as a capital lease (Note 6) and the land as an operating lease.

        For the years ended June 30, 2005, 2004 and 2003, rental expense totaled $266,965, $290,937 and $218,695, respectively, net of sub-lease revenues (Note 9). The Company had a sub-lease agreement for a portion of its Bakersfield operating facility that expired in May 2003. Revenues under this sub-lease totaled $32,400 for the year ended June 30, 2003.

        Future minimum operating lease payments, exclusive of sub-lease revenues, are as follows as of June 30, 2005:

Year Ending June 30,
2006	$511,805
2007	471,329
2008	308,056
2009	289,023
2010	247,086
Thereafter	5,492,955

$7,320,254

9.    Related Party Transactions and Balances

Stockholder Note Receivable

        At June 30, 2005 and 2004, the Company had a related party receivable due from a major stockholder of the Company totaling $0 (Note 10) and $4,113,457, respectively, including accrued interest, a portion of which was reflected in a promissory demand note of $1,329,062 at June 30, 2004. The promissory demand note had an 8.25% interest rate and interest income under the note totaled $0, $127,460 and $97,231 for the years ended June 30, 2005, 2004 and 2003, respectively.

        The major stockholder note was settled in September 2004 (Note 10).

Summitbridge National Investments Management Fee

        Upon the closing of the Loan Agreement (Note 4), the Company paid Summitbridge a management fee of $240,000 covering the period January through December 2005. The Company has recorded $120,000 of management fee as a component of prepaid expenses on the consolidated balance sheet at June 30, 2005, and $120,000 as a component of operating expenses on the consolidated statement of operations for the year ended June 30, 2005.

H&E Equipment Services L.L.C.

        For the years ended June 30, 2005 and 2004, the Company incurred consulting fees of $240,000 and $90,000, respectively, for interim CEO services. The consultant is also the chairman of H&E, which is in negotiations to acquire the Company (Note 15). In addition, another executive of H&E is also a shareholder and board member of the Company.

Wacon, Inc. Note Receivable

        In December 2004, the Company executed a $75,000 promissory note with Wacon, Inc., a company owned by the interim Chief Financial Officer, bearing interest at the federal rate with principle and interest due in December 2007. If the Company is sold with gross proceeds in excess of $50,000,000, the debt and interest will be forgiven (Note 15). At June 30, 2005, the Company had a note receivable from Wacon, Inc. of $33,333.

Other Related Party Receivable

        The Company has a sub-lease agreement with an entity that is partially owned by several stockholders of the Company (Note 10), including the interim CEO. At June 30, 2005 and 2004, total accrued sub-lease revenue due from a related party totaled $178,498 and $325,836, respectively. These amounts represent unpaid accrued rents and property taxes from October 1999 through June 20, 2003, and have been included in the consolidated balance sheet as other related-party receivables, long-term. For the years ended June 30, 2005 and 2004, the related party is making rental payments when due. For each of the years ended June 30, 2005, 2004 and 2003, sub-lease revenues from the related party totaled $120,000.

10.    Common Stock

Issuances of Common Stock

        In July 2004, the Company issued 1,459 shares of common stock to certain key officers as incentive compensation and 2,939 shares to the interim CEO under a consulting agreement. In November 2004, the Company issued 7,050 shares to certain key employees as incentive compensation. In December 2004, the Company issued 1,700 shares to the Board of Directors as incentive compensation. For the year ended June 30, 2005, compensation expense of $143,051 was recognized as a component of operating expenses.

Settlement Agreements

        In September 2004, the Company and the major stockholder executed a settlement agreement, whereby Summitbridge received proceeds totaling $1,123,000 from a personal asset sale by the then major stockholder (Note 4), which reduced the Company's obligation to Summitbridge in the same amount. The major stockholder also transferred 6,846 shares of common stock back to the Company. The Company and the major stockholder mutually released one another from any further liability and the major stockholder executed a two-year non-compete agreement. The shares of common stock were retired and $736,984 was transferred from common stock to paid-in capital, which represented 100% of the ownership of the major stockholder.

        In October 2004, the Company executed agreements with two stockholders, which provided for the return of 5,244 shares of common stock back to the Company. One agreement provides for the Company to pay $250,000 to one of the stockholders in the event the Company is sold with gross proceeds in excess of $50,000,000 within a two-year period, commencing with the effective date of the Agreement. Further, the agreement provides for the Company to reimburse that stockholder for up to $200,000 in legal fees that may be incurred in the event a third party brings suit against the stockholder. The shares of common stock were retired and the Company transferred $946,212 from common stock to paid-in capital, which represented the ownership interest portions of the stockholders.

Other Stockholder Agreement

        In June 2003, the Company entered into an agreement with its existing stockholders for the right of ownership in the related party that the Company has a sub-lease agreement (Note 9). The majority stockholder of the Company relinquished a portion of his ownership interest for those stockholders that participated in the ownership of the related party. As a result, those stockholders that participated were allocated a distribution, which represented their individual initial capital contribution to the related party, for which the Company reduced the Company's note receivable from the related party. The Stockholder that did not participate was paid a cash distribution. As a result of this agreement, the Company recorded distributions totaling $467,802, of which $32,360 was cash paid to the non-participating stockholder.

11.    Commitments and Contingencies

Insurance

        The Company had a $32,000,000 term life insurance policy on a major stockholder. In the event of death, $21,000,000 of the insurance proceeds were to be used to pay down the line of credit agreement (Note 4), with the remaining proceeds to be paid to the Company. In October 2004, concurrent with the execution of a settlement agreement with the major stockholder (Note 10), the Company cancelled the life insurance policy. For the years ended June 30, 2005, 2004 and 2003, the Company made annual premium payments of $32,324, $124,850 and $124,850, respectively.

Property Tax Audits

        The Company's audit for its property taxes for the years ended June 30, 2001 through 2004 was concluded in August 2005, which resulted in an assessment of $1,034,019. At June 30, 2005 and 2004, the Company recorded its best estimate of the property tax liability of approximately $1,012,000 and $920,000, respectively. The Company has agreed to make these payments over a 5 year period. The Company is appealing the assessment.

Sales Tax Settlement

        During June 2002 through December 2003, the Company underpaid the California Board of Equalization (BOE) for sales taxes collected that were required to be remitted to the California BOE. In November 2004, the Company reached an agreement with the California BOE, whereby it will repay the California BOE $24,500 per month through February 2008. The obligation bears interest at 6.00% per annum. At June 30, 2005 and 2004, the Company reported a sales tax liability of approximately $712,000 and $790,000, of which approximately $256,000 and $790,000 is current, respectively.

Contingencies

        The Company is subject to other claims in the normal course of its business. Management, after consultation with legal counsel, believes that liabilities, if any, resulting from such claims will not materially effect the Company's financial position, liquidity or results of operations.

12.    Employee Benefit Plan

        The Company sponsors a qualified 401(k) and profit sharing plan for all eligible employees. Employees may contribute up to 8% of their yearly compensation, with the employer matching 100% of the employees' contribution up to $1,000. The plan provides for annual contributions, at the discretion of the Company, not to exceed the annual amounts deductible under Internal Revenue Service regulations. For the years ended June 30, 2005, 2004 and 2003, employer matching contributions totaled $69,726, $80,529 and $64,867, respectively.

13.    Derivative Financial Instruments

        The Company uses variable rate-debt to finance its operations, which exposes the Company to variability in interest payments due to changes in interest rates. For the years ended June 30, 2004 and 2003, the Company's objective was to limit the impact of interest rate changes on earnings and cash flows. The Company achieved this by entering into interest rate swap agreements to convert a percentage of its debt from variable to fixed rates to reduce the impact of changes in interest rates on its floating rate line of credit (Note 4).

        At July 1, 2003, the Company had three interest swap agreements outstanding with a notional amount totaling $35,000,000 as follows:

Amount	Fixed Rate	Maturity Date
$22,000,000	5.821%	April 20, 2006
$ 3,000,000	6.670%	June 14, 2006
$10,000,000	4.740%	June 10, 2004

        The Company was unable to make the required contractual payments under the interest rate swap agreements during the year ended June 30, 2004. Accordingly, the Company defaulted under the interest rate swap agreements and they were terminated early. Breakage fees and other early termination costs related to the interest rate swap agreements totaled $2,809,175 and is included as part of the outstanding line of credit balance at June 30, 2004 (Note 4).

14.    Prior Period Adjustments

        The Company determined that prior period adjustments were required at June 30, 2004 and 2002. The prior period adjustments consisted of the following at June 30, 2004 and 2002:

	June 30, 2004
	(As Originally Reported)	Adjustments	(As Restated)
Balance sheet:
Liabilities:
Other noncurrent liabilities		$389,404	$389,404
Stockholder's deficit:
Beginning retained earnings (accumulated deficit)	$8,375,412	(9,227,708)	(852,296)
Ending accumulated deficit	(10,590,384)	(389,404)	(10,979,788)
Income statement:
Operating expenses	19,021,178	2,563,992	21,585,170
Other income (expense)	(18,631,039)	11,402,296	(7,228,743)
	June 30, 2002
	(As Originally Reported)	Adjustments	(As Restated)
Balance sheet:
Property and equipment, net	$43,390,198	$(3,514,021)	$39,876,177
Liabilities:
Accrued liabilities	134,263	316,047	450,310
Other noncurrent liabilities		252,998	252,998
Derivative financial instruments		2,116,130	2,116,130
Stockholder's deficit:
Ending accumulated deficit	7,983,651	(4,083,066)	3,900,585
Accumulated other comprehensive loss		(2,116,130)	(2,116,130)

June 30, 2004 Adjustments

        At June 30, 2004, the Company had deferred rent that was not recorded on the consolidated balance sheet. Accordingly, the Company recorded a prior period adjustment to other non-current liabilities and retained earnings of $389,404, including an adjustment to operating expense of $74,918 related to rent expense for the year ended June 30, 2004, to properly present deferred rent at June 30, 2004.

        For the year ended June 30, 2004, the Company incorrectly presented rental fleet write-down of $7,098,282 and write-off of parts inventory of $2,000,000 as components of other income (expense) on the consolidated statement of operations. Accordingly, the Company recorded prior period adjustments to reclassify these amounts to operating expenses for the year ended June 30, 2004.

        For the year ended June 30, 2004, the Company incorrectly presented rental fleet write-down, inventory write-offs, and property tax and sales tax expense on the consolidated statement of operations. Accordingly, the Company recorded a prior period adjustment of $4,770,130 to reverse the portion of the write-down of such rental fleet that related to the year ended June 30, 2003. The Company recorded a prior period adjustment of $876,743 to reverse the portion of the write-off of such inventories to their net realizable value that related to the year ended June 30, 2003. The Company recorded prior period adjustments of $512,682 and $449,653 to reverse the portion of property tax expenses and sales tax expenses, respectively, that related to the year ended June 30, 2003.

        For the year ended June 30, 2004, the Company incorrectly presented allowance for uncollectible stockholder receivable in the consolidated statement of operations. Accordingly, the Company recorded a prior period adjustment of $2,304,014 to other income (expense) to reverse the portion of such allowance that related to the year ended June 30, 2003.

June 30, 2003 Adjustments

        Prior to the audit of the Company's 2004 financial statements, the financial statements as of and for the year ended June 30, 2003 had not been subject to an independent audit. The adjustments described under the caption "June 30, 2004 Adjustments" were considered, and, as appropriate, reflected in the Company's results of operations for the year ended June 30, 2003. These adjustments were not characterized as "prior period adjustments" since the 2003 financial statements had not previously been subject to an independent audit.

June 30, 2002 Adjustments

        At June 30, 2002, property tax and sales tax liabilities, and deferred rent had not been recorded on the consolidated balance sheet. Accordingly, the Company recorded prior period adjustments of $250,047 and $61,000 to other accrued expenses and retained earnings to adjust the property tax liability and sales tax liability, respectively, and a prior period adjustment of $252,998 to other noncurrent liabilities and retained earnings to adjust deferred rent, at June 30, 2002.

        At June 30, 2002, the Company had interest rate swap agreements outstanding that were not recorded at fair value on the consolidated balance sheet. Accordingly, the Company recorded a prior period adjustment of $2,116,130 to adjust the derivative financial instruments liability and accumulated other comprehensive income (loss) at June 30, 2002.

        At June 30, 2002, the Company incorrectly presented property and equipment, net, on the consolidated balance sheet. Accordingly, the Company recorded a prior period adjustment of $3,514,021 to adjust property and equipment, net, and retained earnings at June 30, 2002.

15.    Subsequent Events

H&E Equipment, LLC Purchase Commitments

        During July and August 2005, the Company has purchased approximately $250,000 of rental fleet equipment from, and has purchase orders of approximately $1,250,000 with, H&E (Note 6).

H&E Equipment, LLC Acquisition Agreement

        In January 2006, the Company entered into an acquisition agreement, whereby H&E will acquire the stock of the Company and SBN's 50% ownership interest in Eagle LLC. The purchase price is based on a multiplier of EBITDA, with certain adjustments as defined in the acquisition agreement, which is estimated to be approximately $57,000,000.

	September 30, 2005	June 30, 2005
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$32,310	$132,301
Accounts receivable, net of allowance for doubtful accounts of $336,118 and $325,899, respectively	5,649,207	5,566,897
Unbilled revenue	1,133,729	1,133,729
Inventories and supplies	1,595,898	1,549,895
Prepaid expenses and other current assets	925,792	509,812

Total current assets	9,336,936	8,892,634

Rental fleet equipment, at cost, net	27,774,897	27,462,697
Property and equipment, at cost, net	3,432,074	3,414,040
Other assets:
Other related-party receivables, long-term	178,498	178,498
Deposits and other assets	185,136	186,615

Total other assets	363,634	365,113

Total assets	$40,907,541	$40,134,484

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Book overdraft	$159,246
Accounts payable	1,619,874	$1,311,610
Accrued interest payable	114,107	104,785
Other accrued expenses	880,192	1,862,910
Term note payable, current portion	18,800	18,325
Capital lease obligations, current portion	47,773	467,125

Total current liabilities	2,839,992	3,764,755

Long-term liabilities:
Revolving note payable, long-term portion	21,624,523	21,533,571
Term note payable, long-term portion	1,270,957	1,278,176
Capital lease obligations, long-term portion	1,008,305	1,103,923
Other noncurrent liabilities	1,637,775	940,458

Total long-term liabilities	25,541,560	24,856,128

Total liabilities	28,381,552	28,620,883

Commitments and contingencies
Minority interest in subsidiary	5,190,866	4,666,873

Stockholders' equity:
Common stock, no par value, 100,000 shares authorized, 18,791 shares issued and outstanding	927,624	927,624
Paid-in capital	1,826,247	1,826,247
Retained earnings	4,581,252	4,092,857

Total stockholders' equity	7,335,123	6,846,728

Total liabilities and stockholders' equity	$40,907,541	$40,134,484

EAGLE HIGH REACH EQUIPMENT, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

For the Three Months Ended September 30, 2005 and 2004

	2005	2004
Rental revenue, equipment	$7,792,327	$6,977,708
Equipment sales	959,402	353,803

Total revenue	8,751,729	7,331,511

Cost of rental revenue, equipment	1,973,406	2,035,651
Cost of equipment sold	580,790	297,798

Total cost of revenue	2,554,196	2,333,449

Gross profit	6,197,533	4,998,062
Operating expenses	4,790,631	5,517,481

Income (loss) from operations	1,406,902	(519,419)
Other expense:
Interest expense	(394,514)	(462,926)

Income (loss) before minority interest in net income of subsidiary and income tax benefit	1,012,388	(982,345)
Minority interest in net income of subsidiary	(523,993)

Income (loss) before income tax benefit	488,395	(982,345)
Income tax benefit		75,000

Net income (loss)	$488,395	$(907,345)

EAGLE HIGH REACH EQUIPMENT, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the Three Months Ended September 30, 2005 and 2004

	2005	2004
Cash flows from operating activities:
Net income (loss)	$488,395	$(907,345)
Adjustments to reconcile net income (loss) to net cash and cash equivalents provided by operating activities:
(Gain) loss on disposal of rental fleet equipment and property and equipment	(276,208)	46,930
Allowance for doubtful accounts	10,219
Depreciation and amortization	1,964,244	2,110,975
Deferred income taxes		(75,000)
Minority interest in net income of subsidiary	523,993
Common stock issued to employees and board of directors		48,750
Changes in operating assets and liabilities:
Accounts receivable	(92,529)	(287,282)
Inventories and supplies	(46,003)
Prepaid expenses	(415,980)	(92,680)
Deposits and other assets	1,479	(35,000)
Accounts payable	308,264	(407,068)
Accrued interest payable	9,322
Other accrued expenses	(155,502)	208,434
Other non-current liabilities	(129,899)	13,454

Net cash and cash equivalents provided by operating activities	2,189,795	624,168

Cash flows from investing activities:
Purchases of rental fleet equipment and property and equipment	(2,142,946)	(1,061,595)
Proceeds from sales of rental fleet equipment and property and equipment	438,957	131,438

Net cash and cash equivalents used in investing activities	(1,703,989)	(930,157)

Cash flows from financing activities:
Increase in book overdraft	159,246
Payments on term note payable	(6,744)	(5,814)
Payments on capital lease obligations	(829,251)	(1,938)
Payments on revolving notes payable
Proceeds from borrowings on revolving notes payable	90,952

Net cash and cash equivalents used in financing activities	(585,797)	(7,752)

Net decrease in cash and cash equivalents	(99,991)	(313,741)
Cash and cash equivalents, beginning of period	132,301	490,936

Cash and cash equivalents, end of period	$32,310	$177,195

Supplemental disclosures of cash flow information:
Cash paid for interest	$463,191	$383,710
Supplemental disclosures of noncash investing and financing information:
Acquisition of rental fleet equipment under capital lease obligations	$314,281

EAGLE HIGH REACH EQUIPMENT, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.    Summary of Significant Accounting Policies

General Description

        Eagle High Reach Equipment, Inc. (the Company) is a privately held construction and industrial equipment rental company formed in 1994. The Company's customers include both general and subcontractors on commercial projects, and residential and public work activities. The Company offers both aerial platform and general equipment rentals to southern California markets from its four facilities (three leased and one owned). The Company's corporate office is located in La Mirada, California.

Basis of Presentation

        In the opinion of management, the unaudited condensed consolidated financial statements contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the Company's financial position at September 30, 2005 and June 30, 2005 and the results of its operations and cash flows for the three months ended September 30, 2005 and 2004.

        Certain disclosures normally presented in the notes to the annual consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been omitted. These interim condensed consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements and notes thereto included elsewhere in this registration statement. The interim consolidated financial statements included herein have been prepared on a basis consistent with the accounting principles and policies reflected in the Company's annual consolidated financial statements for the year ended June 30, 2005. The results of operations and cash flows for the three months ended September 30, 2005 and 2004 may not necessarily be indicative of future operating results.

        In preparing such consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the periods reported. Actual results could differ significantly from those estimates.

Consolidation

        The consolidated financial statements include the consolidation of the Company's wholly owned company and joint venture where the Company has been determined as the primary beneficiary. The Company is required to assess its joint venture to determine whether it is a variable interest entity, which is defined as contractual, ownership or other interests in an entity that change with changes in the entity's net asset value. The entity that will absorb the majority of the variable interest entity's expected losses or expected residual returns is considered the primary beneficiary of the variable interest entity. The primary beneficiary is required to include the variable interest entity's assets, liabilities and results of operations in its consolidated financial statements.

        The Company's consolidated financial statements include the accounts of the Company and Eagle High Reach, LLC (Eagle LLC) a joint venture (Note 2). While the Company has a 50% ownership interest in Eagle LLC, the Company has consolidated the accounts of Eagle LLC because it is the primary beneficiary. The Company began consolidating Eagle LLC upon its formation in December 2004.

        All intercompany accounts and transactions have been eliminated in consolidation.

Business Segment

        The Company reports the results of its operations in one business segment: rental of aerial platform and general equipment rentals. The Company serves one geographic market encompassing areas of Southern California adjacent to its four facilities.

Minority Interest

        Minority interest represents SBN Eagle LLC's (SBN) 50% allocation of SBN's initial ownership interest on the consolidated balance sheet (Note 2), income (loss) of Eagle LLC during the fiscal year in the consolidated statement of operations and the cumulative allocation of income (loss) on the consolidated balance sheet. Minority interest is reported in the mezzanine area on the consolidated balance sheet. The Company began accounting for SBN's minority interest upon the formation of Eagle LLC in December 2004.

Provision for Income Taxes

        A provision for corporate income taxes has been recorded based on current tax law. The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be taxed as an "S" corporation. Under those provisions, the Company is not obligated to pay Federal corporate income taxes on its taxable income. Instead, the stockholders are liable for individual income taxes on their respective share of the taxable income of the Company. The tax year end of the Company is maintained on a calendar year basis. State "S" corporation tax law requires taxable income to be taxed at a rate of 1.5%.

2.    Related Party Transactions and Balances

Summitbridge National Investments Management Fee

        Upon the closing of the Loan Agreement (Note 4), the Company paid Summitbridge a management fee of $240,000 covering the period January through December 2005. The Company has recorded $80,000 of management fees as a component of prepaid expenses on the consolidated balance sheet at September 30, 2005, and $40,000 as a component of operating expenses on the consolidated statement of operations for the three months ended September 30, 2005.

H&E Equipment Services, LLC

        In January 2006, the Company entered into an acquisition agreement whereby H&E will acquire the stock of the Company and SBN's 50% ownership interest in Eagle LLC. The purchase price is based on a multiplier of EBITDA, with certain adjustments as defined in the acquisition agreement, which is estimated to be approximately $57,000,000.

        For each of the three months ended September 30, 2005 and 2004, the Company incurred consulting fees of $60,000 for interim CEO services. The consultant is also the chairman of H&E. In addition, another executive of H&E is also a shareholder and board member of the Company.

        During the three months ended September 30, 2005, the Company executed agreements with H&E Equipment Services, LLC (H&E), whereby the Company purchases rental fleet equipment from H&E with extended payment terms of 1% of total cost over 13 months and a balloon payment due in the 14th month. During the three months ended September 30, 2005, the Company purchased rental fleet equipment totaling $314,281 from H&E. At September 30, 2005, the Company had a payable to H&E totaling $319,366.

3.    Common Stock

Issuances of Common Stock

        In July 2004, the Company issued 1,459 shares of common stock to certain key officers as incentive compensation and 2,939 shares to the interim CEO under a consulting agreement. In November 2004, the Company issued 7,050 shares to certain key employees as incentive compensation. In December 2004, the Company issued 1,700 shares to the Board of Directors as incentive compensation. For the three months ended September 30, 2004, compensation expense of $48,750 was recognized as a component of operating expenses.

Settlement Agreements

        In September 2004, the Company and the major stockholder executed a settlement agreement, whereby Summitbridge received proceeds totaling $1,123,000 from a personal asset sale by the then major stockholder (Note 4), which reduced the Company's obligation to Summitbridge in the same amount. The major stockholder also transferred 6,846 shares of common stock back to the Company. The Company and the major stockholder mutually released one another from any further liability and the major stockholder executed a two-year non-compete agreement. The shares of common stock were retired and $736,984 was transferred from common stock to paid-in capital, which represented 100% of the ownership of the major stockholder.

        In October 2004, the Company executed agreements with two stockholders, which provided for the return of 5,244 shares of common stock back to the Company. One agreement provides for the Company to pay $250,000 to one of the stockholders in the event the Company is sold with gross proceeds in excess of $50,000,000 within a two-year period, commencing with the effective date of the agreement. Further, the agreement provides for the Company to reimburse that stockholder for up to $200,000 in legal fees that may be incurred in the event a third party brings suit against the stockholder. The shares of common stock were retired and the Company transferred $946,212 from common stock to paid-in capital, which represented the ownership interest portions of the stockholders.

4.    Settlements

Property Tax Settlement

        The Company's audit for its property taxes for the years ended June 30, 2001 through 2004 was concluded in August 2005, which resulted in an assessment of $1,034,019. The Company had previously recorded its best estimate of the property tax liability of approximately $1,000,000. The Company has agreed to make these payments over a 5 year period, of which the first payment has been made, but is appealing the assessment.

Sales Tax Settlement

        During June 2002 through December 2003, the Company underpaid the California Board of Equalization (BOE) for sales taxes collected that were required to be remitted to the California BOE. In November 2004, the Company reached an agreement with the California BOE, whereby it will repay the California BOE $24,500 per month through February 2008. The obligation bears interest at 6.00% per annum. The Company had previously reported a sales tax liability of approximately $700,000.

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TABLE OF CONTENTS
Dealer Prospectus Delivery Obligation
PROSPECTUS SUMMARY
The Offering
SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA
RISK FACTORS
FORWARD-LOOKING STATEMENTS
INFORMATION ABOUT THIS PROSPECTUS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
PRINCIPAL STOCKHOLDERS
RELATED PARTY TRANSACTIONS
DESCRIPTION OF CAPITAL STOCK
DESCRIPTION OF INDEBTEDNESS
SHARES ELIGIBLE FOR FUTURE SALE
MATERIAL UNITED STATES FEDERAL TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS
UNDERWRITING
NOTICE TO CANADIAN RESIDENTS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
Report of Independent Registered Public Accounting Firm
H&E EQUIPMENT SERVICES L.L.C. CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2004 AND 2003 (RESTATED) (Dollars in thousands)
H&E EQUIPMENT SERVICES L.L.C. CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 (RESTATED) AND 2002 (RESTATED) (Dollars in thousands)
H&E EQUIPMENT SERVICES L.L.C. CONSOLIDATED STATEMENTS OF MEMBERS' EQUITY (DEFICIT) FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 (RESTATED) AND 2002 (RESTATED) (Dollars in thousands)
H&E EQUIPMENT SERVICES L.L.C. CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 (RESTATED) AND 2002 (RESTATED) (Dollars in thousands)
H&E EQUIPMENT SERVICES L.L.C. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Dollars in thousands, except share amounts)
CONDENSED CONSOLIDATING BALANCE SHEET (in thousands)
CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS (in thousands)
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS (in thousands)
H&E EQUIPMENT SERVICES L.L.C. CONSOLIDATED BALANCE SHEETS (Unaudited)
H&E EQUIPMENT SERVICES L.L.C. CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)
H&E EQUIPMENT SERVICES L.L.C. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATING BALANCE SHEET
CONSOLIDATING BALANCE SHEET
CONSOLIDATING STATEMENT OF OPERATIONS
CONSOLIDATING STATEMENT OF OPERATIONS
CONSOLIDATING STATEMENT OF OPERATIONS
CONSOLIDATING STATEMENT OF OPERATIONS
CONSOLIDATING STATEMENT OF CASH FLOWS
CONSOLIDATING STATEMENT OF CASH FLOWS
SCHEDULE II: VALUATION AND QUALIFYING ACCOUNTS FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002 (Dollars in thousands)
Independent Auditor's Report
EAGLE HIGH REACH EQUIPMENT, INC. CONSOLIDATED BALANCE SHEET JUNE 30, 2005 AND 2004
EAGLE HIGH REACH EQUIPMENT, INC. CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS) FOR THE YEARS ENDED JUNE 30, 2005, 2004 AND 2003
EAGLE HIGH REACH EQUIPMENT, INC. CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT) FOR THE YEARS ENDED JUNE 30, 2005, 2004 AND 2003
EAGLE HIGH REACH EQUIPMENT, INC. CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEARS ENDED JUNE 30, 2005, 2004 AND 2003
EAGLE HIGH REACH EQUIPMENT, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EAGLE HIGH REACH EQUIPMENT, INC. UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS For the Three Months Ended September 30, 2005 and 2004
EAGLE HIGH REACH EQUIPMENT, INC. UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS For the Three Months Ended September 30, 2005 and 2004
EAGLE HIGH REACH EQUIPMENT, INC. NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS